As filed with the Securities and Exchange Commission on November 2, 2006

Registration No. 333-138126

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NYMEX Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6200	13-4098266
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One North End Avenue

World Financial Center

New York, New York 10282-1101

(212) 299-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christopher K. Bowen, Esq.

General Counsel, Chief Administrative Officer and Secretary

Richard D. Kerschner, Esq.

Senior Vice President—Corporate Governance and Strategic Initiatives

One North End Avenue

World Financial Center

New York, New York 10282-1101

(212) 299-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew J. Mallow Eric J. Friedman Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000 (212) 735-2000 (Facsimile)

Approximate date of commencement of proposed sale to the public:  As promptly as practicable after this registration statement becomes effective and the satisfaction or waiver of certain other conditions described herein.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities described in this document until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and we are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 2, 2006

Prospectus

6,484,800 shares

Common stock

We are offering 6,484,800 shares of our common stock. Owners of COMEX Division memberships participating in this offering will, individually, have the option of electing to have these shares delivered on a delayed delivery basis, free of transfer restrictions, in one-third increments on the 180th, 360th and 540th day following our proposed initial public offering or in the following manner: 2,161,600 shares of Series B-1 Common Stock, subject to transfer restrictions until 180 days after the close of our proposed initial public offering; 2,161,600 shares of Series B-2 Common Stock, subject to transfer restrictions until 360 days after the close of our proposed initial public offering; and 2,161,600 shares of Series B-3 Common Stock, subject to transfer restrictions until 540 days after the close of our proposed initial public offering. In the event of the issuance of any shares of Series B-1, B-2, and B-3 Common Stock, upon the expiration of the respective transfer restrictions, each of Series B-1, B-2, and B-3 Common Stock will convert into shares of our common stock free of transfer restrictions and the shares of Series B-1, B-2, and B-3 Common Stock will automatically be retired. However, in no event will the common stock issued in this offering or shares into which the Series B-1, B-2, and B-3 Common Stock convert exceed 6,484,800 shares. At this time, we are unable to determine how many shares will be issued free of transfer restrictions and how many shares, if any, will be issued as Series B-1, Series B-2 and Series B-3 Common Stock. These shares are being offered as a result of the agreement by and among NYMEX Holdings, the NYMEX Division, the COMEX Division and the Governors Committee of the COMEX Division. We are also planning an initial public offering and have filed with the Securities and Exchange Commission a registration statement on Form S-1 relating to that offering. Assuming that we receive NYMEX shareholder approval, COMEX member approval, and all necessary regulatory approvals, this offering will occur regardless of whether our proposed initial public offering is consummated. If our initial public offering is not consummated by March 30, 2007, recipients in this offering shall receive the shares in one-third increments in the form of Series B-1, B-2, and B-3 Common Stock. There is currently no established trading market for our shares. We will not receive any proceeds from the shares of common stock sold in this offering.

We have applied to list our common stock on the New York Stock Exchange under the symbol “NMX” as part of our proposed initial public offering. If we do not consummate our proposed initial public offering, we do not intend to list any of our shares on the New York Stock Exchange or any other stock exchange.

Investing in our common stock involves risks. See “ Risk factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We intend to consummate this offering within three business days of receipt of the later to occur of (1) COMEX member approval of the COMEX Division transaction and the Amended and Restated COMEX By-laws (“Amended and Restated COMEX By-laws”), which will only be implemented if this offering is consummated, at the special meeting of COMEX Division members scheduled to be held on                 , 2006, or (ii) requisite regulatory approval. Consummation of this offering was also contingent upon NYMEX shareholder approval, received at a special meeting of NYMEX shareholders held on October 31, 2006, of the amendment to the certificate of incorporation of NYMEX Holdings, Inc. (the “COMEX Transaction Amendment”), which will only be implemented if this offering is consummated.

                    , 2006

i

About this prospectus

In this prospectus, NYMEX Holdings, Inc. is referred to as “NYMEX Holdings” and, together with its subsidiaries as “we,” “our, “ “us” and the “Company.” The two principal operating subsidiaries of NYMEX Holdings are New York Mercantile Exchange, Inc. (“NYMEX Exchange” or “NYMEX Division”) and Commodity Exchange, Inc. (“COMEX” or “COMEX Division”), which is a wholly-owned subsidiary of NYMEX Exchange. Where appropriate, each division is discussed separately, and together are discussed as the “Exchange.”

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Registered trademarks

NYMEX®, COMEX®, NYMEX ACCESS® and NYMEX ClearPort® are our registered trademarks. NYMEX ClearPort® is our service mark. NYMEX-EUROPE™, NYMEX miNY™ and our logo are our trademarks. Clearing 21® is a registered trademark jointly owned by us and Chicago Mercantile Exchange, Inc. (“CME”). CME®, Globex® and CME Globex™ are trademarks of CME. Other trademarks and trade names used herein are the property of their respective owners.

ii

Prospectus summary

In this summary, we highlight selected information described in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. Consequently, you should read the entire prospectus very carefully before investing in our common stock.

Overview

We are the largest physical commodity-based futures exchange and clearinghouse in the world and the third-largest futures exchange in the United States measured by 2005 contract volume. In 2005, we were the world’s largest exchange for the trading of energy futures and options contracts and approximately 63% of all globally listed energy futures and options contracts were traded on our Exchange. Approximately 77.2 million contracts of our light sweet crude oil futures and options products traded and cleared in 2005, making light sweet crude oil the largest and most liquid global benchmark for energy futures and options. Although certain other exchanges offer metals contracts of smaller sizes, in 2005, we were also the largest exchange in the world for the trading and clearing of precious metals based on product volume, as calculated by aggregating contracts of smaller sizes into contracts of comparable sizes to those traded on our Exchange, with approximately 30.8 million contracts traded and cleared. Our gold futures contract is the most liquid precious metals futures contract in the world with approximately 19.6 million contracts traded and cleared in 2005 based on product volume, as calculated by aggregating contracts of smaller sizes into contracts of comparable sizes to those trade on our Exchange.

We conduct business through our two principal operating subsidiaries, New York Mercantile Exchange, Inc. which we refer to as NYMEX Exchange or NYMEX Division, and Commodity Exchange, Inc., which we refer to as COMEX or COMEX Division. On NYMEX Exchange, our customers trade primarily energy futures and options contracts, including contracts for crude oil, unleaded gasoline, heating oil and natural gas. On COMEX, our customers trade metals futures and options contracts, including contracts for gold, silver, copper and aluminum.

We provide our customers with a variety of means to trade and clear energy and metals futures and options products. Our markets provide an effective and transparent forum for participants to hedge or trade based upon the value of energy and metals. This environment facilitates price discovery, which in turn enhances trading liquidity. Our customers are involved in the production, consumption or trading of energy and metals products and include corporations, financial institutions, hedge funds, institutional investors, governments and professional traders. Customers trade our products through our open outcry auction market or via electronic trading. We do not own commodities, trade for our own account, or otherwise engage in market activities. Our wholly-owned clearinghouse clears all of our contracts, along with certain bilateral trades executed off-exchange, guaranteeing the financial performance of every contract transacted. We, as regulated by the Commodity Futures Trading Commission, or CFTC, maintain a rigorous compliance regime, which, in conjunction with our clearinghouse, helps to ensure the integrity of our markets.

In April 2006, we entered into a technology services agreement with Chicago Mercantile Exchange Inc., or CME, to trade our products on CME Globex™ electronic trading platform. On June 11, 2006 for trade date June 12, 2006, our cash-settled energy futures contracts for all listed months became available for electronic trading during open outcry hours, which is commonly referred to as side-by-side trading. NYMEX miNY™ futures contracts, which are smaller versions of our normal NYMEX Division futures contracts, migrated to CME Globex electronic trading platform on that date as well. On August 6, 2006 for trade date August 7, 2006 we migrated our after-hours energy, platinum and palladium futures contracts that were previously traded electronically on NYMEX ACCESS® onto CME Globex electronic trading platform. On the same day, we began offering all NYMEX miNY™ futures contracts listed on CME Globex electronic trading platform for all months corresponding with the underlying full-sized futures contracts and spread trading for all full-sized, physically delivered contracts during after-hours trading. Spread trading between financially settled and physically delivered futures contracts also began during both open outcry and after-hours trading. On September 4, 2006 for trade date September 5, 2006, we began offering side-by-side electronic trading of our physically delivered energy futures contracts. Although, on October 17, 2006, CME announced that they had entered into a merger agreement with the Board of Trade of the City of Chicago (“CBOT”), pursuant to which CBOT will be acquired by CME, this will not affect our ability to trade on CME Globex electronic trading platform. We anticipate that no later than the fourth quarter of 2006 we will begin migrating after-hours electronic trading of our metals futures and options contracts that are currently traded electronically on NYMEX ACCESS® onto CME Globex electronic trading platform. In addition, pursuant to the terms of our agreement with CME, if we acquire or merge with an entity, that at the time of such acquisition or merger, operates a trading execution system for futures or futures options products (or off-exchange look-alike versions of such products), electronic trading of such products shall be transitioned to CME Globex electronic trading platform within two years. We clear all trading of our contracts conducted via CME Globex electronic trading platform through our clearinghouse.

For the year ended December 31, 2005 and the six months ended June 30, 2006, our customers traded and cleared on-exchange 175.9 million and 105.5 million contracts, respectively. These volumes represent a 13.4% increase from the 155.2 million contracts traded in the year ended December 31, 2004 and a 25.5% increase from the 84.1 million contracts traded in the six months ended June 30, 2005, respectively. In 2005, 82.5% of our contract volume was traded on NYMEX Exchange and 17.5% was traded on COMEX. For the year ended December 31, 2005 and the six months ended June 30, 2006, we cleared through NYMEX ClearPort® Clearing, 39.3 million and 32.9 million of off-exchange contracts, respectively. These volumes represent a 175.0% increase from the 14.3 million contracts cleared for the year ended December 31, 2004 and a 98.0% increase from the 16.6 million contracts cleared in the six months ended June 30, 2005, respectively.

We generated net revenues of $346.6 million for the year ended December 31, 2005 and $239.2 million for the six months ended June 30, 2006, increases of 43.6% from the $241.3 million recorded for the year ended December 31, 2004 and 54.1% from the $155.2 million recorded for the six months ended June 30, 2005. Our revenues are primarily comprised of the fees we earn from executing and clearing transactions and from market data fees generated from the sale of the data we collect regarding trading activity on our Exchange. In 2005, clearing and transaction fees accounted for 80.1% of our net revenues and market data fees accounted for 12.8% of our net revenues. Our net income was $71.1 million for the year ended December 31, 2005 and $71.8 million for the six months ended June 30, 2006, increases of 159.9% from the $27.4 million recorded for the year ended December 31, 2004 and 155.9% from the $28.0 million recorded for the six months ended June 30, 2005.

Our industry

Based on data from the Futures Industry Association, the total number of futures and options contracts, excluding futures, options and options on futures of individual equities, traded worldwide on reporting derivatives exchanges grew from approximately 2.0 billion in 2000 to approximately 7.5 billion in 2005, representing a compound annual growth rate of 30.3%. In the United States, the total number of futures and options contracts, excluding futures, options and options on futures of individual equities, traded on reporting derivatives exchanges increased from approximately 648 million in 2000 to approximately 2.2 billion in 2005, representing a compound annual growth rate of 28.0%. Energy futures and options contracts traded worldwide on reporting derivatives exchanges increased from approximately 155 million in 2000 to approximately 275 million in 2005, representing a compound annual growth rate of 12.2%.

We believe that the recent substantial growth in energy futures and options volume is attributable to a number of factors, including:

•	increased market acceptance of the value of derivatives as risk management tools;

•	greater access to futures and options markets through technological innovation;

•	increased price fluctuation in crude oil, partially created by geopolitical conditions in oil producing countries and increased demand in emerging economies;

•	increased price fluctuation in natural gas, partially created by weather conditions and increased demand in emerging economies;

•	increased demand for commodities as a distinct asset class for portfolio diversification;

•	increased participation in energy markets by financial institutions;

•	increased awareness of the ability to obtain or hedge market exposure through the use of futures and options contracts; and

•	changes in the regulatory environment of energy markets around the world, particularly electricity and natural gas.

Competitive strengths

We believe that we are the premier global exchange for the trading and clearing of energy and precious metals derivatives and that the following competitive strengths have been, and will continue to be, paramount to maintaining and building upon this position.

Leading market position with strong brand recognition.    We are the largest physical commodities futures exchange and clearinghouse in the world and the third-largest futures exchange in the United States measured by 2005 contract volume. In 2005, we were the world’s largest exchange for the trading of energy futures and options contracts and approximately 63% of all globally listed energy futures and options contracts were traded on our NYMEX Division. Although certain other exchanges offer metals contracts of smaller sizes, in 2005, we were also the largest exchange in the world for the trading and clearing of precious metals based on product volume, as calculated by aggregating contracts of smaller sizes into contracts of comparable sizes to those traded on our Exchange. We believe the liquidity provided by our markets attracts customers to our Exchange, which in turn further increases liquidity. The “NYMEX” and “COMEX” brands are known globally in the energy and metals sectors, which reflect a reputation built over our long operating history.

Extensive and innovative product offerings.    We offer a broad array of futures and options contracts focused on the energy and metals markets. The commodities underlying our energy products include crude oil, natural gas, heating oil, unleaded gasoline, propane, electricity, coal, emissions and freight. The commodities underlying our metals products include gold, silver, platinum, palladium, copper and aluminum. We believe we offer the broadest selection of futures and options for energy and precious metals in the world and work to provide our customers with products to meet their risk-management needs.

Robust clearing capabilities.    We have our own clearinghouse which distinguishes us from most of our competitors and gives us greater flexibility to introduce new products and clearing services. We believe that the strength and reputation of our wholly-owned clearinghouse are essential to our success and that the counterparty-risk mitigation it affords is one of the primary reasons customers choose to use our markets. Our clearinghouse benefits from our AA+ long-term counterparty credit rating from Standard & Poor’s Ratings Services. We have never experienced an incident of a clearing member default on NYMEX Exchange, nor has there been a default on COMEX since we acquired it in 1994.

Access to industry-leading technology.    We believe that our focus on developing and investing in fast, redundant and fully integrated trading and clearing technologies has resulted in a highly efficient and reliable platform on which our customers have come to rely. Through CME Globex electronic trading platform, our products are accessible by more customers globally and are or will be distributed to our key constituents for virtually 24 hours per day electronic trading. CME Globex electronic trading platform provides us with what we believe to be industry-leading connectivity, speed, flexibility, functionality and performance. Clearing 21®, our back-office clearing system, was developed jointly with CME and, we believe, provides proven and solid industry-leading clearing capabilities.

Seasoned management team with industry expertise and sophisticated private equity investor. Members of our senior management team have an average of 23 years of experience in the financial services or energy industries. Our board of directors includes 8 members who have been NYMEX Division members an average of more than 20 years. Additionally, Dr. James Newsome, our current President and Chief Executive Officer, formerly served as the Chairman of the CFTC. Our senior management team and board have the support of our largest stockholder, General Atlantic, a global private equity firm that has made investments in over 150 companies over the past 26 years, including many in the financial services or energy industries.

Growth strategies

Increased market acceptance and awareness of derivatives, increased price volatility in key commodities, technology advances and reduced regulatory barriers offer significant opportunities for expanding derivative markets. We believe that we can take advantage of these trends and build upon our competitive strengths by implementing the following strategies:

Expand our distribution.    We intend to continue to grow our core businesses of energy and metals futures and options by increasing the ease with which customers can access our markets. On June 11, 2006, for trade date June 12, 2006, we began side-by-side trading of our cash-settled energy products. On August 6, 2006 for trade date August 7, 2006, we migrated our after-hours energy, platinum and palladium futures contracts that were previously traded on NYMEX

ACCESS® onto CME Globex electronic trading platform. On the same day, we began offering all NYMEX miNY™ futures contracts listed on CME Globex electronic trading platform for all months corresponding with the underlying full-sized futures contracts and spread trading for all full-sized, physically delivered contracts during after-hours trading. Spread trading between financially settled and physically delivered futures contracts also began during both open outcry and after-hours trading. On September 4, 2006 for trade date September 5, 2006, we began offering side-by-side electronic trading of our physically delivered energy futures contracts. We anticipate that no later than the fourth quarter of 2006 we will begin migrating after-hours electronic trading of our metals futures and options contracts that are currently traded electronically on NYMEX ACCESS® onto CME Globex electronic trading platform. We believe that this will provide opportunities for increased trading by a broader array of customers. We have also increased and intend to continue to enhance our marketing efforts in order to broaden understanding of the benefits of our products to potential customers. Many of the changes we have instituted are intended to help grow our customer base in Europe and Asia. For instance, CME Globex electronic trading platform is widely used in Asia. Additionally, our products continue to be distributed in a growing number of countries and we have received the approval of the Financial Services Authority, or FSA, and the Dubai Financial Services Authority, or DFSA, to permit traders within the United Kingdom and the Dubai International Financial Centre, respectively, to trade on NYMEX Exchange, thus extending our global reach in Europe and Asia.

Develop new products.    We intend to continue to expand the range of products we offer, both by commodity type and structure. Over the past four years, we have increased the number of products we offer from 27 to 302. We have expanded our energy products to include commodities such as additional blends of crude oil and refined products, new delivery points in natural gas and electricity, sulfur dioxide and nitrous oxide emissions, coal, freight and storage of gas and oil. At the same time, the types of derivatives we offer have expanded to include basis swaps, swing swaps, daily contracts and strips of dailies and economic indices. We have also increased the number of products available for off-exchange clearing on the NYMEX ClearPort® Clearing platform, adding 151 new products since 2005 for a total of 258. Our research department plans to continue to work with existing and potential customers to develop new futures and options products that provide an array of relevant risk management tools for the energy and metals sectors.

Expand our service offerings, such as market data and off-exchange clearing.    We believe there are significant opportunities to expand our service offerings and further diversify our revenues streams. We intend to focus on increasing the use of the market data we collect from the products traded on our Exchange. In addition to incorporating this data into the design of new products, we plan to provide enhanced services to our customers who utilize this data. We believe this business is highly scalable, with limited incremental costs. We will also continue to seek opportunities to leverage the strength and reputation of our NYMEX ClearPort® Clearing platform as well as the strength and reputation of our clearinghouse, by increasing its use for the clearing of off-exchange bilateral trades and for third-party clearing opportunities.

Enhance our technology platform.    We intend to continue to invest in and improve the technology that supports clearing, market information, our trading floor and our business in general, in order to increase our operational flexibility and enable us to stay abreast of the needs of our customers.

Opportunistically pursue strategic alliances and acquisitions.    We plan to opportunistically pursue acquisitions, strategic partnerships and joint ventures that will allow us to expand our range of products and services, expand the distribution of our products and enhance our operational capabilities. We have already developed alliances with other international exchanges, such as the Tokyo Commodity Exchange, Tatweer Dubai LLC, a member of Dubai Holding L.L.C., in order to establish the Dubai Mercantile Exchange Limited (“DME”), and the Multi Commodity Exchange of India Ltd., which enable those exchanges to offer our products to their respective customers.

Attract new market participants.    In recent years, our participant base has expanded and diversified due to the emergence of new participants in the energy commodities markets. These new participants range from producers and consumers of commodities to financial services companies, such as investment banks, hedge funds, proprietary trading firms and asset managers that are increasingly pursuing hedging, trading and risk management strategies within the energy sector. Many of these participants have been attracted to the energy markets in part due to the availability of electronic trading. We intend to continue to expand our participant base by targeting these and other new market participants and by offering electronic trade execution and processing capabilities that meet the risk management requirements of a broad range of market participants.

Risk factors

We face risks in operating our business, including risks that may prevent us from achieving the objectives of our growth strategies. You should carefully consider these risks before investing in our common stock. For a description of the risks affecting our business or an investment in our common stock, please see the section entitled “Risk factors.”

Use of proceeds

This offering of our common stock to the owners of COMEX Division memberships is being made as a result of the COMEX Division transaction described below. We will not receive any proceeds from this offering.

COMEX transaction agreement

On September 20, 2006, we entered into an agreement (the “COMEX Transaction Agreement”), by and among NYMEX Holdings, the NYMEX Division, the COMEX Division and the Governors Committee of the COMEX Division (the “COMEX Governor’s Committee”). As a result of the COMEX Transaction Agreement, we are making this offering.

Under the terms of the COMEX Transaction Agreement, the trading rights and protections that were established for the benefit of the owners of COMEX Division memberships in the Agreement and Plan of Merger, dated January 28, 1994, as amended, by and among the NYMEX Division, COMEX Acquisition Corp. and the COMEX Division (“COMEX Merger Agreement”) will be terminated in exchange for certain new trading rights and protections expressly provided in the COMEX Transaction Agreement and in the Amended and Restated COMEX By-laws that will only be implemented if this offering is consummated. Additionally, owners of COMEX Division memberships will receive 8,400 shares of our common stock for each COMEX Division membership owned by such COMEX Division member (irrespective of the ultimate price that we sell shares in our proposed initial public offering (the “IPO”)) and, as they were previously entitled under the COMEX Merger Agreement, a payment of $10 million in the aggregate from the proceeds of the IPO, should it be consummated. Recipients of shares in this offering may elect to receive such shares either on a delayed delivery basis, free of transfer restrictions, in one-third increments on the 180th, 360th and 540th day following the IPO or immediately upon the later of the consummation of this offering or January 2, 2007, in the form of Series B-1, B-2 and B-3 Common Stock, par value $0.01 per share (collectively, the “Series B Shares”). In the event that the IPO does not occur by March 30, 2007, such recipient would receive shares in one-third increments of Series B-1, Series B-2 and Series B-3 Common Stock.

We believe that elimination of the existing trading rights and protections will provide us with greater flexibility in shaping the future of the Exchange by expanding electronic trading of COMEX Division contracts to permit after-hours and side-by-side trading of COMEX Division floor-traded contracts via CME Globex electronic trading platform. We believe that this will allow the COMEX Division to remain competitive with other exchanges that have already begun electronic trading of metals contracts. As a result of the COMEX Division transaction, we will also have the right to make electronic trading privileges in respect of COMEX Division products available to third parties.

Our ability to complete this offering is subject to the satisfaction of several conditions, including receiving NYMEX shareholder approval at the special meeting of NYMEX shareholders on October 31, 2006, at which approval was received, and COMEX member approval at the special meeting of COMEX Division members scheduled to be held on                 , 2006, and approval from regulatory agencies and market conditions.

Special meetings

On October 12, 2006, a special meeting of NYMEX shareholders was held to vote on approving the IPO, to amend and restate our existing certificate of incorporation of NYMEX Holdings, Inc. (the “Amended and Restated Certificate of Incorporation”), amend and restate our existing by-laws of NYMEX Holdings, Inc. (the “Amended and Restated By-laws”), and the NYMEX Holdings, Inc. 2006 Omnibus Long-Term Incentive Plan (the “2006 Plan”), at which approval of all of the proposals was obtained. The Amended and Restated Certificate of Incorporation, the Amended and Restated By-laws, and the 2006 Plan will only be implemented if the IPO is consummated. On October 31, 2006 another special meeting of NYMEX shareholders was held to vote on approving the COMEX Transaction Amendment, which will only be implemented if this offering is consummated, to authorize the additional shares necessary to consummate the COMEX Division transaction, at which approval of the COMEX Transaction Amendment was obtained. On                 , 2006 a special meeting of the COMEX Division members will be held to vote on approving the COMEX Division transaction and the Amended and Restated COMEX By-laws, which will only be implemented if this offering is consummated. This offering and the IPO may be consummated irrespective of one another. We do not know which transaction will be consummated first or whether the IPO will be consummated at all. Reference to the IPO does not assume it will actually be consummated.

Recent developments

On October 18, 2006, we announced that effective immediately, all NYMEX Europe Limited (“NEL”) contracts will only be available in trading months as far as December 2006 and all positions deferred will be de-listed.

On October 24, 2006, we announced that Kenneth Shifrin had been named as our Chief Financial Officer. Mr. Shifrin succeeds Jerome Bailey, who resigned after serving as Chief Financial Officer and Chief Operating Officer. Mr. Bailey will continue to act as an advisor to us through the end of the year.

Corporate information

We were founded in 1872 and introduced the heating oil contract, which has been one of the world’s most successful energy futures contracts since its inception in 1978. Between 1981 and 1996, contracts followed for gasoline, crude oil, natural gas, propane and electricity. In 1994, we acquired COMEX, which was founded in 1933. On November 17, 2000, as a result of a merger and demutualization, the New York Mercantile Exchange converted from a New York not-for-profit membership association into a Delaware for-profit non-stock corporation and became a subsidiary of NYMEX Holdings, a Delaware for-profit stock corporation. As a result of the demutualization transaction, each NYMEX membership was converted into one Class A membership in NYMEX Exchange and one share of common stock of NYMEX Holdings, which were “stapled” to each other and therefore could only be transferred together. NYMEX Holdings holds the sole outstanding Class B membership in NYMEX Exchange. On March 14, 2006, we closed a transaction with General Atlantic, through which General Atlantic acquired 10% of our outstanding shares. At that time, among other things, Class A memberships and NYMEX Holdings’ common stock were “destapled” and became separately transferable to a limited number of eligible transferees.

We are incorporated in the State of Delaware and are primarily regulated by the Commodity Futures Trading Commission. Since demutualization, we have been a Securities and Exchange Commission (“SEC”) registrant and thus subject to the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. Our principal executive offices are located at One North End Avenue, World Financial Center, New York, New York 10282. Our telephone number is (212) 299-2000. Our web site is www.nymex.com. Information contained on our web site does not constitute a part of this prospectus.

The offering

Common stock offered by us

6,484,800 shares. These shares may all be delivered free of transfer restrictions on a delayed delivery basis in one-third increments on the 180th, 360th, and 540th day following the IPO or in the following manner: 2,161,600 shares of Series B-1 Common Stock, subject to transfer restrictions until 180 days after the close of the IPO; 2,161,600 shares of Series B-2 Common Stock, subject to transfer restrictions until 360 days after the close of the IPO; and 2,161,600 shares of Series B-3 Common Stock, subject to transfer restrictions until 540 days after the close of the IPO. However, in no event will the common stock issued in this offering or shares into which the Series B-1, B-2, and B-3 Common Stock convert exceed 6,484,800 shares. In the event of the issuance of any shares of Series B-1, B-2, and B-3 Common Stock, upon the expiration of the respective transfer restrictions, each of Series B-1, B-2, and B-3 Common Stock will convert into shares of our common stock free of transfer restrictions and the shares of Series B-1, B-2, and B-3 Common Stock will automatically be retired. At this time, we are unable to determine how many shares will initially be issued free of transfer restrictions and how many shares, if any, will be issued as Series B-1, Series B-2 and Series B-3 Common Stock. Assuming that we receive NYMEX shareholder approval, COMEX member approval, and all necessary regulatory approvals, this offering will occur regardless of whether or not the IPO is consummated. In the event that the IPO does not occur by March 30, 2007, recipients in this offering will receive shares in one-third increments of Series B-1, Series B-2, and Series B-3 Common Stock.

Common stock to be outstanding following this offering (assuming conversion of all Series B Common Stock into common stock immediately upon delivery of the transfer restricted shares and not including any shares to be issued in the IPO)

79,924,800 shares

Delivery of shares

Recipients of shares in this offering pursuant to the COMEX Division transaction may elect to receive such shares either on a delayed delivery basis, free of transfer restrictions, in one-third increments on the 180th, 360th and 540th day following the IPO or immediately upon the later of the consummation of this offering or January 2, 2007, in the form of Series B-1, B-2, and B-3 Common Stock. In the event that the IPO does not occur by

March 30, 2007, such recipient would receive shares in one-third increments of Series B-1, Series B-2, and Series B-3 Common Stock.

Use of proceeds	We will not receive any proceeds from this offering. Please see the section entitled “Use of proceeds.”

Dividend policy

Prior to November 7, 2002, we had never paid dividends to our stockholders. Since then, we have paid regular dividends at least twice per year and we have paid two special dividends. We will consider future dividends on a discretionary basis, based on continuing profitability and our strategic and operating needs. There can be no guarantee that future dividends will be paid. If the IPO occurs in 2006 and values our equity at $2 billion or more, pursuant to the terms of our agreement with General Atlantic, General Atlantic will pay us an additional $10 million but will not receive additional shares of our stock. The $10 million, if earned, will be paid as a dividend to our stockholders of record as of March 13, 2006, which was the business day immediately preceding the closing of the transaction with General Atlantic. We also intend to declare a dividend of $80 million in the aggregate to holders of record of our common stock (including the Series A Cumulative Redeemable Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) on an as-converted basis) as of the day immediately preceding the pricing of the IPO, payable on the closing of the IPO. As a result, distributions of either dividend will not be made on shares sold in the IPO or this offering.

Closing Conditions

Our ability to complete this offering is subject to the satisfaction of several conditions, including receiving NYMEX shareholder approval of the COMEX Transaction Amendment, which will only be implemented if this offering is consummated, at the special meeting of NYMEX shareholders scheduled to be held on October 31, 2006, COMEX member approval of the COMEX Division transaction and the Amended and Restated COMEX By-laws, which will only be implemented if this offering is consummated, at the special COMEX member meeting scheduled to be held on                 , 2006, and approval from regulatory agencies and market conditions.

Proposed New York Stock Exchange symbol if the IPO is consummated

“NMX.” If we do not consummate the IPO, we do not intend to list any of our shares on the New York Stock Exchange or any other stock exchange. Irrespective of consummation of the IPO, shares of B-1, B-2, and B-3 Common Stock will not be listed on the New York Stock Exchange or any other stock exchange.

The number of shares of common stock to be outstanding immediately after this offering is based on the number of shares outstanding at November 2, 2006 and does not take into account shares to be issued pursuant to the IPO, the NYMEX Holdings, Inc. 2006 Plan, including the stock options and restricted stock units exercisable for 1,340,000 shares and 210,000 shares, respectively, for an aggregate maximum number of 1,550,000 shares that we intend to issue upon consummation of the IPO, to be implemented only upon consummation of the IPO, and the shares of common stock into which the existing Series A Preferred Stock will automatically convert upon consummation of the IPO.

Common stock ownership and special rights of owners of Class A memberships in NYMEX Exchange

Most of our current stockholders also own Class A memberships in NYMEX Exchange. Owners of Class A memberships in NYMEX Exchange have special rights intended to protect open-outcry trading. In connection with providing these open-outcry trading protections to the owners of the Class A memberships, neither our board of directors nor our stockholders have any ability to change, or any responsibility or liability with respect to, the trading rights protections afforded to the owners of the Class A memberships (who are not required to be stockholders, but must be owners of at least one Class A membership in NYMEX Exchange). Stockholders who also own Class A memberships may have interests that are different from the interests of the holders of our common stock who do not own Class A memberships. For more information on the rights and interests of owners of Class A memberships in NYMEX Exchange, see the section of this prospectus entitled “Risk Factors—Our governing documents provide for the protection and support of open-outcry trading by granting certain voting and economic rights to the owners of the Class A memberships, who may have interests that differ from or may conflict with those of our stockholders” and “—Holders of common stock who also own Class A memberships in NYMEX Exchange may have interests that differ or may conflict with those of holders of common stock who are not also owners of Class A membership in NYMEX Exchange.”

Our current stockholders own shares of common stock which are subject to transfer restrictions which, generally, prohibit transfers on one-third of the shares for 180 days, one-third for 360 days and one-third for 540 days from the completion of the IPO. Recipients in this offering who elect to receive Series B Shares will be subject to transfer restrictions until 180 days after the IPO for Series B-1 Common Stock, 360 days after the close of the IPO for Series B-2 Common Stock, and 540 days after the close of the IPO for Series B-3 Common Stock. Except with respect to the transfer restrictions, which are intended to serve as post-IPO “lock-up” agreements, shares of our common stock are identical with respect to voting, liquidation, dividend and dissolution rights. All shares sold in the IPO will be free of transfer restrictions unless purchased by an “affiliate” of ours within the meaning of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). See “Shares eligible for future sale” for more information on these rights and transfer restrictions.

Summary consolidated financial information

The following tables set forth, for the periods and at the dates indicated, our summary consolidated financial data. The summary consolidated income statement data for the three years ended December 31, 2005 and the summary consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, and the summary consolidated financial data as of and for the six months ended June 30, 2005 and 2006 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet data as of June 30, 2006 gives effect to the conversion of all outstanding Series A Preferred Stock immediately prior to the IPO as if such transactions occurred on June 30, 2006. The unaudited pro forma consolidated balance sheet data assumes the consummation of the IPO. If the IPO is not consummated, this data will not be applicable as the Series A Preferred Stock will not convert. The summary consolidated balance sheet data as of December 31, 2003 has been derived from our audited consolidated financial statements not included in this prospectus. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. You should read this data in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Six months ended June 30,			Year ended December 31,
	2006		2005	2005	2004	2003
	(unaudited)		(unaudited)	(audited)	(audited)	(audited)

	(in thousands, except share data and per contract data)
Income statement data
Revenues
Clearing and transaction fees, net(1)	$195,766		$124,067	$277,632	$193,295	$139,731
Market data fees	31,294		21,941	44,533	32,605	31,700
Other, net(2)	7,125		5,607	11,943	11,532	12,737
Investment income, net	2,814		2,376	8,895	3,893	3,929
Interest income from securities lending	60,517		19,948	68,782	—	—

Total revenues	297,516		173,939	411,785	241,325	188,097
Interest expense from securities lending	58,360		18,756	65,224	—	—

Net revenues	239,156		155,183	346,561	241,325	188,097
Total operating expenses	108,102		104,195	215,560	193,739	172,156

Income before provision for income taxes	131,054		50,988	131,001	47,586	15,941
Provision for income taxes	59,288		22,939	59,873	20,219	7,061

Net income	$71,766		$28,049	$71,128	$27,367	$8,880

Weighted average common shares outstanding, basic and diluted	49,141,000	(3)	816	816	816	816

Basic and diluted earnings per share	$1.40		$34,374	$87,167	$33,538	$10,882

Proforma weighted average common shares outstanding and earnings per share, retroactively adjusted to reflect the 90,000-for-1 recapitalization on March 14, 2006 (unaudited):
Weighted average common shares outstanding, basic and diluted	78,354,000		73,440,000	73,440,000	73,440,000	73,440,000
Basic and diluted earnings per share	$0.88		$0.38	$0.97	$0.37	$0.12
Other data (unaudited)
Trading and clearing volume(4)
NYMEX	85,921		69,317	145,169	124,763	112,461
COMEX	19,611		14,775	30,771	30,443	25,423
Off-exchange	32,886		16,607	39,270	14,280	6,018

Total volume(5)	138,418		100,699	215,210	169,486	143,902
Average revenue per contract(6)	$1.41		$1.23	$1.29	$1.14	$0.97

	As of June 30,			As of December 31,
	Pro forma(7)	2006	2005	2005	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)	(audited)

Balance sheet data
Cash and cash equivalents	$15,134	$15,134	$1,428	$35,664	$3,084	$1,763
Marketable securities at market value	145,665	145,665	158,349	100,993	144,950	64,885
Collateral from securities lending program	2,617,906	2,617,906	1,627,011	2,314,618	—	—
Total current assets	2,869,517	2,869,517	1,991,362	2,589,122	232,682	239,421
Total assets	3,087,826	3,087,826	2,210,378	2,808,747	454,650	477,676
Total debt (including short-term portion)	85,915	85,915	88,732	85,915	88,732	91,549
Total liabilities	2,942,774	2,942,774	2,059,147	2,698,965	327,868	372,261
Cumulative redeemable convertible preferred stock, $0.01 par value; 8,160,000 shares authorized, issued and outstanding as of June 30, 2006	—	156,130	—	—	—	—
Total stockholders’ equity (deficit)	145,052	(11,078)	151,231	109,782	126,782	105,415

(1)	Clearing and transaction fees are presented net of payments to members under the Company’s proprietary fee reduction program, which was $14,049 for the year ended December 31, 2003. This program was eliminated effective January 1, 2004 and, as a result, there were no fee reductions for the years ended December 31, 2005 and 2004.

(2)	In 1998, NYMEX Division introduced various incentive programs. These programs reduced other revenue for the six months ended June 30, 2006 and the years ended December 31, 2005, 2004 and 2003 by $887, $1,851, $1,366 and $1,216, respectively.

(3)	Weighted average common shares outstanding, basic and diluted, include common shares of 44,227,000 and participating securities—convertible preferred stock of 4,914,000 post-March 14, 2006, the date of the closing of the General Atlantic transaction showing the effect of the 90,000-for-1 recapitalization of our common stock on March 14, 2006.

(4)	These volumes also include cash settlement transactions for contracts cleared on NYMEX ClearPort® Clearing for which transaction fees are assessed. Prior to the filing of our quarterly report on Form 10-Q for the period ended March 31, 2006, cash settlement transactions were included as part of the NYMEX Division volumes labeled as “other.” Since the cash settlement transactions are for NYMEX ClearPort® Clearing contracts, the prior period volume information has been adjusted to include such transactions in NYMEX ClearPort® Clearing for comparative purposes.

(5)	Total volume represents the total volume for trading and clearing, including off-exchange. Total traded volume on-exchange for the six months ended June 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003 is 105,532, 84,092, 175,940, 155,206 and 137,884, respectively.

(6)	Average revenue per contract represents clearing and transaction fees, net divided by total volume.

(7)	The unaudited pro forma consolidated financial information as of June 30, 2006 gives effect to the conversion of all outstanding Series A Preferred Stock immediately prior to the IPO as if such transactions occurred on June 30, 2006. If the IPO is not consummated, this column will not be applicable as the Series A Preferred Stock will not convert.

Risk factors

You should consider the risks below, together with all of the other information included in this prospectus, very carefully before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our operations.

Our business, financial condition or results of operation could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should read the section entitled “Special note about forward-looking statements” immediately following these risk factors for a discussion of what types of statements are forward-looking statements as well as the significance of such statements in the context of this prospectus.

Risks relating to our business

Intense competition could have a material adverse effect on our market share and financial performance

The derivatives exchange industry is highly competitive. Many of our competitors and potential competitors have greater distribution and/or have greater financial resources than we do. Many of our competitors also have greater access to capital markets as well as more substantial marketing capabilities and technological and personnel resources.

Our competitors have increased their development of electronic trading, which could substantially increase competition for some or all of the products and services we currently provide. In addition, our competitors may:

•	respond more quickly to competitive pressures;

•	develop and expand their network infrastructures and service offerings more efficiently;

•	adapt more swiftly to new or emerging technologies and changes in customer requirements;

•	develop products similar to the products we offer that are preferred by our customers;

•	develop new risk transfer products that compete with our products;

•	price their products and services more competitively;

•	utilize more advanced, more user-friendly and more reliable technology;

•	take greater advantage of acquisitions, alliances and other opportunities;

•	more effectively market, promote and sell their products and services; and

•	exploit regulatory disparities between traditional, regulated exchanges and alternative or foreign markets that benefit from a reduced regulatory burden and a lower-cost business model.

Our current and prospective competitors are numerous and include futures and other derivatives exchanges, securities exchanges, electronic communications networks, crossing systems and similar entities, consortia of large customers and some of our clearing member firms and interdealer brokerage firms. We may also face competition in our market data services business from market data and information vendors and other clearinghouses. For more information concerning the competitive nature of our industry and the challenges we face, please see “—Our trading volume, and consequently our revenues and profits, could be materially adversely affected if we are unable to retain our current customers or attract new customers or if derivatives trading volume in general decreases,” “—The legal framework for our industry has been modified, resulting in lower barriers to entry and decreased regulatory costs for competitors,” “—Our clearinghouse operations expose us to substantial credit risk of third parties, and our financial condition will be adversely affected in the event of a significant default,” and the section entitled “Business—Competitive environment.”

As a result of this competition, we may be limited in our ability to retain our current customers or attract new customers to our markets, products and services. In addition, we may lose customers because of more economical alternatives offered from competitors with comparable products, services or trade execution services. We expect that competition will intensify in the future. Such competition is likely to include price competition, which could have a material adverse effect on our business. Our business could be materially adversely affected if we fail to attract new customers, lose a substantial number of our current customers to competitors or experience significant decreases in our pricing.

In addition, clearinghouse brokers currently receive a fee for bringing us off-exchange trades to clear. Should a competitor clearinghouse offer higher fees, we could lose business or be forced to pay higher fees, which could have a material adverse effect on our business as a whole. For a more detailed discussion of our clearinghouse operations, see the section of this prospectus entitled “Business—Clearinghouse function.”

Our trading volume, and consequently our revenues and profits, could be materially adversely affected if we are unable to retain our current customers or attract new customers or if derivatives trading volume in general decreases

The success of our business depends, in part, on our ability to maintain and increase our trading volume and the resulting exchange fees. To do so, we must maintain and expand our product offerings, our customer base and our trade execution alternatives. Our success also depends on our ability to offer competitive prices and services in an increasingly price-sensitive business. In addition, our success depends on our ability to attract and retain new customers who trade our products. We may be unable to continue to expand the number of products that we offer, to retain our existing customers or to attract new customers. Our management may make certain decisions that are designed to enhance stockholder value, which may lead to decisions or outcomes with which our customers disagree. These changes may make us less attractive to our customers and encourage them to conduct their business at, or seek membership in, another exchange or to trade in equivalent products among themselves on a private, bilateral basis. Although our members currently pay us prices that are lower than those paid to us by non-members, we cannot assure you that our members will continue to receive beneficial pricing. A material decrease in member trading activity would negatively impact trading volume and liquidity in our products and reduce our revenues. If we fail to expand our product offerings or execution facilities, or lose a substantial number of our current customers, or are unable to attract new customers, our business will be adversely affected. Furthermore, declines in our trading volume may negatively impact market liquidity on our Exchange, which would result in lower exchange fee revenues and could materially adversely affect our ability to retain our current customers or attract new customers.

We are competing aggressively for new participants, many of whom have only recently begun trading in our markets—most notably financial institutions. Competition for these new market entrants among exchanges and trading operations across a variety of markets is intense. If we are unable to attract new market participants, our business could be materially adversely effected.

Our decision to operate both electronic and open outcry trading venues may cause us to lose trading volume and may materially adversely affect our operating costs, markets and profitability

In response to the increasing acceptance of electronic trading, and to maintain and enhance our competitive position in our futures business, we recently began offering electronic trading side-by-side with our open outcry trading. We cannot assure you that the market will accept our side-by-side trading, or that we will be able to maintain our market share and liquidity in our products. Our decision to offer side-by-side trading could cause our customers, including those currently trading through our open outcry trading floor, to alter their trading practices and could result in a loss of customers to competing exchanges. Declining trading volumes on our trading floor may make our futures markets less liquid. As a result, our total revenues may be lower than if we operated only electronic trading or only open outcry trading platforms. Over time, this decision may prove to be ineffective and costly to us and could ultimately adversely affect our profitability and competitive position.

It is expensive in terms of costs and management and other resources to continue operating two trading venues for the same products. We may not have sufficient resources to adequately fund or manage both trading venues. This may result in resource allocation decisions that materially adversely impact one or both venues. Moreover, to the extent that we continue to operate two trading venues, our board of directors and management may make decisions which are designed to enhance the continued viability of two separate trading venues. These decisions may have a negative impact on the overall competitiveness of each trading venues. See “—Our governing documents provide for the protection and support of open outcry trading by granting certain voting and economic rights to the owners of the Class A memberships, who may have interests that differ from or may conflict with those of our stockholders” and “—Holders of common stock who also own Class A memberships in NYMEX Exchange may have interests that differ from or may conflict with those of holders of common stock who are not also owners of Class A memberships in NYMEX Exchange” and “—The COMEX governing documents provide for the protection and support of the COMEX Division by granting certain voting and other rights to the owners of the COMEX memberships which may restrict our ability to conduct our business and, should the COMEX Division transaction not be consummated, may continue to do so.”

Reductions in the fees we charge resulting from competitive pressures could lower our revenues and profitability.

We expect to experience pressure on the fees we charge as a result of competition we face in our commodities futures and off-exchange clearing markets. Some of our competitors offer a broader range of products and services to a larger participant base, and enjoy higher trading volumes, than we do. Consequently, our competitors may be able and willing to offer competing products at lower fees than we currently offer or may be able to offer. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on the fees we charge would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in such rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or payments in order to induce trading in their markets, rather than ours. In addition, we may not be able to change the fees of certain of our products due to the rights of owners of Class A memberships in NYMEX Exchange. See “—Our governing documents provide for the protection and support of open outcry trading by granting certain voting and economic rights to the owners of the Class A memberships, who may have interests that differ from or may conflict with those of our stockholders.”

We may not be successful in executing our electronic trading strategy

On April 6, 2006, we announced, pursuant to an agreement with CME, that CME will become the exclusive electronic trading services provider for our energy futures and options contracts. Access to electronic trading of our products is or will be available virtually 24 hours a day on CME Globex electronic trading platform. Initial trading of our energy products on CME Globex electronic trading platform began on June 11, 2006 for trade date June 12, 2006, with side–by–side and after-hours trading of our standard–sized and NYMEX miNY™ cash-settled energy futures contracts for crude oil, natural gas, heating oil and gasoline. Also under the terms of the agreement, CME Globex electronic trading platform will be the exclusive electronic trading platform for after-hours trading of metals products currently listed on NYMEX ACCESS®, with an anticipated launch no later than the fourth quarter of 2006. On August 6, 2006 for trade date August 7, 2006, we migrated our after hours energy, platinum and palladium futures contracts that were previously traded on NYMEX ACCESS® onto CME Globex electronic trading platform. On the same day, we began offering all NYMEX miNY™ futures contracts listed on CME Globex electronic trading platform for all months corresponding with the underlying full-sized futures contracts and spread trading for all full-sized, physically delivered contracts during after-hours trading. Spread trading between financially settled and physically delivered futures contracts also began during both open outcry and after-hours trading. On September 4, 2006 for trade date September 5, 2006, we began offering side-by-side electronic trading of our physically delivered energy futures contracts. We anticipate that no later than the fourth quarter of 2006 we will begin migrating after-hours electronic trading of our metals futures and options contracts that are currently traded electronically on NYMEX ACCESS® onto CME Globex electronic trading platform. All of our contracts traded on CME Globex electronic trading platform will be cleared by our clearinghouse. This effort is our response to the request from both market professionals and individual investors for greater choice and flexibility in buying and selling our products. In addition to our liquidity providers, a specified number of CME market makers will be designated by CME to build electronic liquidity at our member rates. While we believe these actions will benefit our electronic trading capabilities, these initiatives may not be successful. Furthermore, certain of our competitors have established electronic trading platforms through which our customers could otherwise trade electronically. Our failure to successfully execute our electronic trading strategy, including side-by-side trading, could have a material adverse impact on our operations. See “—Our decision to operate both electronic and open outcry trading venues may cause us to lose trading volume and may materially adversely affect our operating costs, markets and profitability” and “—We depend primarily on the Chicago Mercantile Exchange for electronic trading.”

We depend primarily on the Chicago Mercantile Exchange for electronic trading

On April 6, 2006 we announced, pursuant to an agreement with CME, that CME, effective June 11, 2006 for trade date June 12, 2006, is the primary electronic trading services provider for our energy futures and options contracts. Access to electronic trading of our products is or will be available virtually 24 hours a day on CME Globex electronic trading platform. We cannot assure you that CME will be able to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services, if necessary, to meet our needs. An interruption in or the cessation of service by CME and our inability to make alternative arrangements in a timely manner, or at all, or significant changes in the fees payable to CME for use of CME Globex electronic trading platform, upon expiration of the current agreement, could have a material adverse effect on our business, financial condition and operating results.

Globalization, growth, consolidations and other strategic arrangements may impair our competitive position

The globalization of our business, including our new ventures in London and Dubai, presents a number of inherent risks, including the following:

•	potential difficulty of enforcing agreements through certain foreign legal systems;

•	the evolving global tax treatment of electronic commerce, and the possibility that foreign governments could adopt onerous or inconsistent tax policies with respect to taxation of products traded on our markets or of the services that we provide;

•	tax rates in certain foreign countries may exceed those of the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	listed derivatives markets are regulated in most nations, and it may be impractical for us to secure or maintain the regulatory approvals necessary for our markets to be accessible from one or more nations;

•	our ability to attract and retain customers and other market participants;

•	general economic and political conditions in the countries from which our markets are accessed may have an adverse effect on our trading from those countries; and

•	it may be difficult or impossible to enforce our intellectual property rights in certain foreign countries.

The liberalization and globalization of the world markets have also resulted in greater mobility of capital, greater international participation in local markets and more competition among markets in different geographical areas. As a result, the competition among U.S.-based and non-U.S.-based markets and other execution venues has become more intense.

Moreover, in the last several years, the structure of the securities industry has changed significantly through demutualizations and consolidations. In response to growing competition, many marketplaces in both Europe and the United States have demutualized to provide greater flexibility for future growth. In 2002, CME completed its initial public offering. CBOT and IntercontinentalExchange, Inc. (“ICE”) followed with their initial public offerings in 2005. On September 14, 2006, ICE and the New York Board of Trade (“NYBOT”) entered into a merger agreement pursuant to which the parties intend that NYBOT will become a wholly-owned subsidiary of ICE. Although ICE currently does not own its own clearinghouse, ICE and NYBOT have disclosed that should the merger be consummated, ICE will obtain NYBOT’s clearinghouse. If this occurs, ICE may be in a stronger position to compete against us. In addition, on October 17, 2006, CME and CBOT announced that they had entered into a merger agreement pursuant to which CBOT will be acquired by CME. While we intend to opportunistically pursue strategic acquisitions and alliances to enhance our global competitive position, the market for acquisition targets and strategic alliances is highly competitive, particularly in light of increasing consolidation in the securities industry, which may adversely affect our ability to find acquisition targets or strategic partners that fit our strategy objectives.

Because of these market trends, we face intense competition. Our inability to anticipate and manage these and other risks effectively could have a material adverse effect on our business as a whole.

Our clearinghouse operations expose us to substantial credit risk of third parties, and our financial condition will be adversely affected in the event of a significant default

Our clearinghouse acts as the counterparty to all trades consummated on or through our Exchange and those consummated off-exchange and cleared through us. As a result, we are exposed to substantial credit risk of third parties, including our clearing firms. We are also exposed, indirectly, to the credit risk of the customers of our clearing firms. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. Although we have policies and procedures to help assure that our clearing firms can satisfy their obligations, these policies and procedures may not succeed in detecting problems or preventing defaults. We also have in place measures intended to enable us to cover any default and maintain liquidity. However, these measures may not be sufficient to protect us from a default and we may be materially and adversely affected in the event of a significant default. While not required, we may choose to put a substantial part of our working capital at risk if a clearing firm defaults on its obligations to our clearinghouse and its margin and security deposits are insufficient to meet its obligations.

Proposals of legislation or regulatory changes preventing clearing facilities from being owned or controlled by exchanges, even if unsuccessful, may limit or stop our ability to run a clearinghouse

Many clearing firms have increasingly stressed the importance to them of centralizing clearing of futures contracts and options on futures in order to maximize the efficient use of their capital, exercise greater control over their value at risk and extract greater operating leverage from clearing activities. Many have expressed the view that clearing firms should control the governance of clearinghouses or that clearinghouses should be operated as utilities rather than as for-profit enterprises. Some of these firms, along with the Futures Industry Association, are attempting to cause legislative or regulatory changes to be adopted that would facilitate mechanisms or policies that allow market participants to transfer positions from an exchange-owned clearinghouse to a clearinghouse owned and controlled by clearing firms. If these legislative or regulatory changes are adopted, our strategy and business plan may lead clearing firms to establish, or seek to use, alternative clearinghouses for clearing positions established on our Exchange. Even if they are not successful in their efforts, the factors described above may cause clearing firms to limit or stop the use of our clearinghouse. If any of these events occur, our revenues and profits would be materially and adversely affected.

Our revenues and profitability depend significantly upon trading volumes in the markets for light sweet crude oil futures and options contracts and Henry Hub natural gas futures and options contracts

Our revenues depend significantly on trading volumes in the markets for light sweet crude oil futures and options contracts and Henry Hub natural gas futures and options contracts. Trading in light sweet crude oil futures and options contracts accounted for 25.9%, 31.0%, 35.4% and 39.5% of our consolidated clearing and transaction fee revenues for the six months ended June 30, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively. Trading in Henry Hub natural gas futures and options contracts accounted for 14.2%, 16.3%, 17.1% and 25.9% of our consolidated revenues for the six months ended June 30, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively. A decline in trading volumes or in our market share in these markets, including a decline which results in such markets no longer being considered the benchmarks, lack of price volatility, increased competition, possible regulatory changes, such as the Energy Policy Act of 2005, which phases out the blending of MTBE into gasoline, or adverse publicity and government investigations related to events in the North American natural gas and power markets, could significantly reduce our revenues and jeopardize our ability to remain profitable and grow.

The COMEX Division transaction may fail to increase our trading volume on the COMEX Division or regain market share from our competitors

The COMEX Division transaction is subject to a number of conditions, including COMEX member approval of the COMEX Division transaction and the Amended and Restated COMEX By-laws, which will only be implemented if this offering is consummated, NYMEX shareholder approval of the COMEX Transaction Amendment, which will only be implemented if this offering is consummated, and applicable regulatory approvals. Therefore, there can be no assurance that this transaction will be consummated. Even if the COMEX Division transaction is consummated, there can be no guarantee that the trading volume on the COMEX Division will increase or that we will regain any market share lost to our competitors, including CBOT.

Our business depends in large part on fluctuations in commodities prices

Participants in the markets for energy and precious metals commodities trading pursue a range of trading strategies. While some participants trade in order to satisfy physical consumption needs, others seek to hedge contractual price risk or take arbitrage positions, seeking returns from price movements in different markets. Trading volume is driven largely by the degree of volatility—the magnitude and frequency of fluctuations—in prices of commodities. Higher volatility increases the need to hedge contractual price risk and creates opportunities for arbitrage trading. Energy commodities markets historically, and precious metals commodities markets recently, have experienced significant price volatility. We cannot predict whether this pattern will continue, or for how long, or if this trend will reverse itself. Were there to be a sustained period of stability in the prices of energy or precious metals commodities, we could experience substantially lower trading volumes, and potentially declines in revenues as compared to recent periods.

In addition to price volatility, we believe that the increase in global energy prices, particularly for crude oil, during the past few years has led to increased trading volume of global energy commodities, including trading volume in our markets. As oil prices have risen to record levels, we believe that additional participants have entered the markets for energy commodities trading to address their growing risk-management needs or to take advantage of greater trading opportunities. If global crude oil prices return to their historically lower levels, it is possible that many market participants, particularly the newer entrants, could reduce their trading activity or leave the trading markets altogether. Global energy prices are determined by many factors, including those listed below, that are beyond our control and are unpredictable. Consequently, we cannot predict whether global energy prices will remain at their current levels, nor can we predict the impact that these prices will have on our future revenues or profitability.

Factors that are particularly likely to affect price volatility and price levels of energy commodities, and thus our trading volume, include:

•	supply and demand of energy commodities;
•	weather conditions affecting certain energy commodities;
•	national and international economic and political conditions;
•	perceived stability of commodities and financial markets;
•	the level and volatility of interest rates and inflation;
•	supply and demand of alternative fuel sources; and
•	financial strength of market participants.

Any one or more of these factors may reduce price volatility or price levels in the markets for energy commodities trading, which in turn could reduce trading activity in those markets, including in our markets. Moreover, any reduction in trading activity could reduce liquidity which in turn could further discourage existing and potential market participants and thus accelerate any decline in the level of trading activity in these markets. In these circumstances, the markets with the highest trading volumes, and therefore the most liquidity, would likely have a growing competitive advantage over other markets.

We are unable to predict whether or when these unfavorable conditions may arise in the future or, if they occur, how long or severely they will affect our trading volumes. A significant decline in our trading volumes, due to reduced volatility, lower prices or any other factor, could have a material adverse effect on our revenues, since our transaction fees would decline, and in particular on our profitability, since our revenues would decline faster than our expenses, many of which are fixed. Moreover, if these unfavorable conditions were to persist over a lengthy period of time, and our trading volumes were to decline substantially and for a long enough period, the liquidity of our markets—and the critical mass of transaction volume necessary to support viable markets—could be jeopardized.

A decline in the availability of commodities traded in our markets could reduce our liquidity and may materially adversely affect our revenues and profitability

Our revenues depend significantly on the continued availability of the commodities underlying the products that we trade. We are thus highly dependent upon such continued availability of the commodities underlying the products traded in our markets. If reserves of the commodities underlying the products that we trade are depleted or additional reserves are not found, we could suffer a material adverse effect on our business, financial condition and operating results.

We depend on our executive officers and other key personnel

Our future success depends in large part upon the continued service of our executive officers, as well as various key management, technical and trading operations personnel. We believe that it is difficult to hire and retain executive management with the skills and abilities desirable for managing and operating a derivatives exchange. The loss of key management could have a material adverse effect on our business, financial condition and operating results. Any of our key personnel, including those with written employment contracts, may voluntarily terminate his or her employment with us. Our future success also depends, in significant part, upon our ability to recruit and retain highly skilled and often specialized individuals as employees. The level of competition in our industry for people with these skills is intense, and from time to time we have experienced losses of key employees. We have historically relied and continue to rely on knowledgeable members of our Exchange to serve on our board of directors. We benefit greatly from such members serving in this capacity. There is no guarantee that we will have the continued service of these members. Significant losses of such key personnel, particularly to competitors, could have a material adverse effect on our business, financial condition and operating results. In addition, the CFTC recently issued a proposed rule that may make the standards for independence of a director stricter than the current standards. There can be no assurance that the proposed rule will pass and, if so, in what form. However, the adoption of such a rule may result in the preclusion of many of our members, on whose service we have historically relied, from continued or future service on our board of directors.

We depend on third party suppliers for services that are important to our business

In addition to our reliance on CME, we depend on a number of suppliers, such as banks, telephone companies, online service providers, data processors and software and hardware vendors for elements of our trading, clearing and other systems, as well as communications and networking equipment, computer hardware and software and related support and maintenance. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. An interruption in or the cessation of service by any service provider and our inability to make alternative arrangements in a timely manner, or at all, could have a material adverse effect on our business, financial condition and operating results.

We may be unable to keep up with rapid technological changes

To remain competitive, we will be dependent on the continued enhancement and improvement of the responsiveness, functionality, accessibility and features of our software, network distribution systems and other technologies. In addition, we will be dependent on CME’s ability to enhance and improve the responsiveness, functionality, accessibility and features of its software, network distribution systems and other technologies, including CME Globex electronic trading platform. The financial services industry is characterized by rapid technological change, changes in use and customer requirements and preferences, frequent product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render obsolete our existing proprietary technology and systems. Our success will depend, in part, on our, and with respect to CME Globex electronic trading platform, CME’s, ability to:

•	increase the number of devices, such as trading and order routing terminals, capable of sending orders to our floor and to our electronic trading platform;

•	develop or license leading technologies useful in our business;

•	enhance our existing services;

•	develop new services and technology that address the increasingly sophisticated and varied needs of our existing and prospective clients; or

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

We, or CME, may be unable to successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. We, or CME, may be unable to respond in a timely manner to changing market conditions or customer requirements, and a failure to so respond could have a material adverse effect on our business, financial condition and operating results.

The success of our markets will depend on the availability of electronic trading systems that have the functionality, performance, reliability, speed and liquidity required by our customers

The future success of our business depends in large part on our ability to provide access to interactive electronic marketplaces in a wide range of derivatives products that have the required functionality, performance, reliability, speed and liquidity to attract and retain customers. We expect that a significant portion of our overall volume will be generated through electronic trading on CME Globex electronic trading platform. However, historically a significant amount of the overall volume was generated through our open outcry trading facilities. CME Globex electronic trading platform may not be capable of accommodating all of the complex trading strategies typically used for our options on futures contracts. CME may not complete the development of, or successfully implement, the required electronic functionality for our options on futures contracts. Moreover, our customers who trade options may not accept CME Globex electronic trading platform. In either event, our ability to increase trading volume of options on futures contracts on CME Globex electronic trading platform would be adversely affected. In addition, if CME is unable to develop its electronic trading systems to include other products and markets, or if their electronic trading systems do not have the required functionality, performance, reliability, speed and liquidity, we may not be able to compete successfully in an environment that is increasingly dominated by electronic trading.

Computer and communications systems failures and capacity constraints could harm our reputation and our business

Our failure to operate, monitor or maintain our computer systems and network services, including those systems and services related to our electronic trading platform, or, if necessary, to find replacements for our technology in a timely and cost-effective manner, could have a material adverse effect on our reputation, business, financial condition and operating results. We rely and expect to continue to rely on third parties for various computer and communications systems, such as telephone companies, online service providers, data processors, clearance organizations and software and hardware vendors. Failure of our systems or those of our third party providers, such as CME Globex electronic trading platform, may result in one or more of the following effects:

•	suspension of trading;
•	unanticipated disruptions in service to customers;
•	slower response times;
•	delays in trade execution;
•	decreased customer satisfaction;
•	incomplete or inaccurate accounting, recording or processing of trades;
•	financial losses;
•	security breaches;
•	litigation or other customer claims;

•	regulatory sanctions; and
•	inability to transmit market data.

Our status as a CFTC registrant requires that our trade execution and communications systems be able to handle anticipated present and future peak trading volume. Heavy use of our computer systems or of CME Globex electronic trading platform during peak trading times or at times of unusual market volatility could cause our systems or CME Globex electronic trading platform to operate slowly or even to fail for periods of time. We monitor system loads and performance and regularly implement system upgrades to handle estimated increases in trading volume. However, our estimates of future trading volume may not be accurate and our systems or CME Globex electronic trading platform may not always be able to accommodate actual trading volume without failure or degradation of performance. System failure or degradation could lead our customers to file formal complaints with industry regulatory organizations, file lawsuits against us or cease doing business with us or could lead the CFTC or other regulators to initiate inquiries or proceedings for failure to comply with applicable laws and regulations. We or CME may experience system failures, outages or interruptions on either CME Globex electronic trading platform or our open outcry platform that will materially and adversely affect our business. For example, in April 2005, May 2003 and September 2002, CME experienced technical failures that resulted in a temporary suspension of trading on CME Globex electronic trading platform. However, we cannot assure you that if we and/or CME experience system errors or failures in the future that they will not be material.

Any such system failures, outages or interruptions could result from a number of factors, including power or telecommunications failure, acts of God, war or terrorism, human error, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, acts of vandalism or other events. Any failures that cause an interruption in service or decrease our responsiveness, including failures caused by customer error or misuse of our systems, could impair our reputation, damage our brand name and have a material adverse effect on our business, financial condition and operating results.

Acts beyond our control, including war, terrorism or natural disasters may result in the closing of our trading and clearing operations and render our back-up data and recovery center inoperable

The September 11, 2001 terrorist attack on the World Trade Center, which was located near the building that houses our headquarters and primary trading floors, resulted in the closing of our trading and clearing operations for four business days, and rendered our back-up data and recovery center inoperable. In order to replace our back-up data and recovery site, we leased temporary space in New Jersey while we developed a plan for a permanent business recovery facility outside of New York City. In 2002, we leased space for a suitable permanent recovery site, where we invested in the development of a back-up trading floor and data center. The new recovery site became fully operational in the second quarter of 2003. However, future acts of war, terrorism, natural disasters, human error, power or telecommunications failure or other events may result in the closing of our trading and clearing operations, including any electronic trading effectuated on CME Globex electronic trading platform, and render our back-up data and recovery center inoperable. Any such shut down of our operations or CME Globex electronic trading platform may have a material adverse effect on our business, financial condition and operating results.

Having our headquarters, primary trading floors and most of our employees and market participants housed in one building in lower Manhattan, notwithstanding having a business recovery facility and plan in place, could allow a catastrophic event to result in a material adverse effect on our business, financial condition and operating results.

Our networks and those of our third party service providers may be vulnerable to security risks

We expect the secure transmission of confidential information over public networks to continue to be a critical element of our operations. Our networks and those of our third party service providers, our member firms and our customers may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our information or cause interruptions or malfunctions in our operations, any of which could have a material adverse effect on our business, financial condition and operating results. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches. Although we intend to continue to implement security measures, these measures may prove to be inadequate and result in system failures and delays that could lower trading volume and have a material adverse effect on our business, financial condition and operating results.

Declines in the global financial markets may materially and adversely affect our business

Adverse economic and political conditions may cause declines in global financial markets and may affect our operating results. The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the global financial services markets, which could potentially result in reduced trading volume. These events could materially adversely affect our business. These factors include:

•	economic and political conditions in the United States and elsewhere in the world;

•	wavering institutional/consumer confidence levels;

•	the availability of cash for investment by mutual funds and other institutional as well as retail investors; and

•	legislative and regulatory changes.

Acquisitions and strategic partnerships, if any, may not produce the results we expect

We plan to opportunistically pursue acquisitions, strategic partnerships and joint ventures that will allow us to expand our range of products and services, expand the distribution of our products to more customers, and enhance our operational capabilities. However, we cannot assure you that we will be successful in either developing, or fulfilling the objectives of, any such alliance. Further, those activities may strain our resources and may limit our ability to pursue other strategic and business initiatives, including acquisitions, which could have a material adverse effect on our business, financial condition and operating results. Additionally, joint ventures and other partnerships may involve risks not otherwise present for investments made solely by us. For example, we may not control the joint ventures; joint venture partners may not agree to distributions that we believe are appropriate; joint venture partners may not observe their commitments; joint venture partners may have different interests than we have and may take action contrary to our interests; and it may be difficult for us to exit a joint venture after an impasse or if we desire to sell our interest. In addition, conflicts or disagreements between us and our strategic partners or joint venture partners may negatively impact our business.

Our market data fees may be reduced or eliminated by the growth of electronic trading and electronic order entry systems

We sell our market data to individuals and organizations that use our markets or monitor general economic conditions. Revenues from our market data totaled $44.5 million, representing 12.8% of our net revenues, and $32.6 million, or 13.5% of our net revenues, during the years ended December 31, 2005 and 2004, respectively. Electronic trading systems do not usually impose separate charges for supplying market data to trading terminals. If we do not separately charge for market data supplied to trading terminals, and trading terminals with access to our markets become widely available, we could lose market data fees from those who have access to trading terminals. We will experience a reduction in our revenues if we are unable to recover that fee revenue through terminal usage fees, transaction fees or other increases in revenues.

Our cost structure is largely fixed

Our cost structure, with the exception of stock-based compensation, which we intend to grant upon consummation and following the IPO, is largely fixed. We base our overall cost structure on historical and expected levels of demand for our products and services. If demand for our products and services and our resulting revenues decline, we may not be able to adjust our cost structure on a timely basis. In addition, we may have certain continuing costs related to operations that have terminated, such as our recent closure of our open outcry futures exchange in London, England. If we are unable to reduce our costs in the amount that our revenues decline, our profitability could be materially adversely affected.

Damage to our reputation could have a material adverse effect on our business

One of our competitive strengths is our reputation and brand name. Our reputation could be harmed in many different ways, including by our regulatory, governance or technology failures or by member or employee misconduct. Damage to our reputation could cause the trading volume on our Exchange to be reduced. We run the risk that our employees or persons who use our markets will engage in fraud or other misconduct, which could result in regulatory sanctions and serious reputational harm. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. This, in turn, may have a material adverse effect on our business, financial condition and operating results.

Risks relating to our capital structure

Our governing documents provide for the protection and support of open outcry trading by granting certain voting and economic rights to the owners of the Class A memberships, who may have interests that differ from or may conflict with those of our stockholders

In general, a corporation’s board of directors is responsible for the business and affairs of the corporation. Delaware law, however, permits a certificate of incorporation to provide otherwise. As a result of the demutualization transaction in 2000, each NYMEX membership was converted into one Class A membership in NYMEX Exchange and one share of our common stock (which shares of common stock subsequently were recapitalized 90,000-for-1 upon the closing of the General Atlantic transaction). In connection with providing open outcry trading protections to the owners of the Class A memberships, neither the board of directors nor our stockholders have any ability to change, or any responsibility or liability with respect to, the trading rights protections afforded to the owners of the Class A memberships (who are not required to be stockholders, but must be owners of Class A memberships in NYMEX Exchange) under the NYMEX Exchange Bylaws.

For as long as open outcry trading exists at NYMEX Exchange (but in all events until March 14, 2011, unless the owners of Class A memberships agree otherwise), we are committed to (i) maintain our current facility, or a comparable facility, for the dissemination of price information and for open outcry trading, clearing and delivery and (ii) provide reasonable financial support for technology, marketing and research for open outcry markets. Additionally, for as long as open outcry trading exists at NYMEX Exchange (but in all events until March 14, 2011, unless the owners of Class A memberships agree otherwise), none of the following actions may be taken without prior agreement of the owners of the Class A memberships:

•	any new category of fees or category of charges of any kind generally applicable to Class A members and not specifically related to a product or type of product, and for core products only (which include our light sweet crude oil futures and options contracts and natural gas futures and options contracts), any change in fees of any kind;

•	elimination of any product from a Class A member’s trading rights and privileges or the imposition of any restrictions or limitations on such rights and privileges (including, without limitation, the right to lease a Class A member’s trading rights);

•	the elimination, suspension or restriction of open outcry trading, unless a product is no longer “liquid” in which case open outcry trading in that particular product may be eliminated, suspended or restricted by our board of directors. For these purposes, “liquid” means a futures or options contract listed for trading on NYMEX Exchange where the total trading volume executed by open outcry in the applicable trading ring for that contract for the most recent three (3) month period is at least 20% or more of the total trading volume executed by open-outcry in the applicable trading ring for that contract for the three month period immediately preceding the most recent three (3) months;

•	an increase or decrease in the number of Class A memberships, for which the prior agreement of the owners of Class A memberships will be required even if open outcry trading no longer exists at NYMEX Exchange;

•	issuance of trading permits for current open outcry products;

•	material changes related to the membership, eligibility or capital requirements to become a member, member firm or clearing member, to lease a membership or to exercise the associated trading or clearing rights or privileges;

•	any change in regular trading hours;

•	changes to current procedures for setting margin requirements;

•	material changes to the eligibility criteria and composition of the committees of NYMEX Exchange;

•	any transaction that causes the clearinghouse to no longer be wholly-owned by NYMEX Exchange; and

•	any change in the economic rights described in the next four paragraphs.

In the event NYMEX Exchange permanently terminates all open outcry trading of any NYMEX Division product and instead lists such product for trading only via electronic trading, or at least 90% of contract volume of such product is from electronic trading, owners of Class A memberships will receive 10% of the gross revenue attributable to all revenue from the electronic trading of such NYMEX Division product, but not including market data fees or revenues from bilateral transactions cleared through NYMEX ClearPort® Clearing (or its successor), or, if greater, 100% of the revenue from any additional special fee or surcharge applicable to the electronic trading of such NYMEX Division product. This payment will commence at the time of such permanent termination of open outcry trading or such shift of at least 90% of contract volume to electronic trading for such NYMEX Division product.

In addition, owners of Class A memberships will receive the fees (net of applicable expenses directly related to the establishment and maintenance of the NYMEX miNY™ Designee Program for NYMEX miNYs™ traded on the floor of NYMEX Exchange) charged by NYMEX Exchange to participants in such program, for as long as such program exists.

If a new product is introduced on NYMEX Exchange that is not traded by open outcry, NYMEX Exchange will commence open outcry trading if so requested by written petition by the owners of a majority of the Class A memberships then outstanding; provided that the board of directors may determine to end such open outcry trading if, on any annual anniversary of the commencement of open outcry trading in that product, open outcry volume for that year is not at least 20% of the total volume for that product (open outcry volume plus electronic volume) for that year.

In the event that we determine it is advisable to make certain of our cash-settled futures contracts available for physical delivery, we may be required to modify the fees that we charge on such contracts. Any change in fees for core products (including light sweet crude oil futures and options contracts and natural gas futures and options contracts) would require the consent of the owners of the Class A memberships. If the owners of the Class A memberships do not approve the fee modifications, we may be precluded from making certain of our cash-settled futures contracts available for physical delivery, which could have a material adverse effect on our business, financial condition and results of operations.

Accordingly, owners of Class A memberships may have interests that differ from or may conflict with those of holders of our common stock.

Holders of common stock who also own Class A memberships in NYMEX Exchange may have interests that differ from or may conflict with those of holders of common stock who are not also owners of Class A memberships in NYMEX Exchange

Stockholders who also own Class A memberships in NYMEX Exchange will, if voting in the same manner on any matters, control the outcome of a vote on all such matters submitted to our stockholders for approval, including electing directors and approving changes of control. See “—Our governing documents provide for the protection and support of open-outcry trading by granting certain voting and economic rights to the owners of the Class A memberships, who may have interests that differ from or may conflict with those of our stockholders.” In addition, 10 of the 15 members of the board of directors are members of NYMEX Exchange.

Additionally, we are dependent upon the revenues from the trading and clearing activities of the members of NYMEX Exchange. This dependence also gives NYMEX Exchange members substantial influence over how we operate our business.

Many of NYMEX Exchange’s members derive a substantial portion of their income from their trading or clearing activities on or through NYMEX Exchange. In addition, trading privileges on NYMEX Exchange have substantial independent value. The amount of income that members of the Exchange derive from their trading or clearing activities and the value of their memberships in the Exchange are in part dependent on the fees which are charged to trade, clear and access our markets and the rules and structure of our markets. Exchange members, many of whom act as floor brokers and floor traders, benefit from trading rules, membership privileges and fee discounts that enhance their trading opportunities and profits.

In view of the foregoing, holders of common stock who also own a Class A membership in NYMEX Exchange may not have the same economic interests as holders of common stock who do not also own a Class A membership in NYMEX Exchange. In addition, the owners of Class A memberships may have differing interests among themselves depending on a variety of factors, including the role they serve in our markets, their method of trading and the products they trade. Consequently, the owners of Class A memberships may advocate that we enhance and protect their clearing and trading opportunities and the value of their trading privileges over their economic interest in us represented by our common stock they own.

The COMEX governing documents provide for the protection and support of the COMEX Division by granting certain voting and other rights to the owners of the COMEX memberships which may restrict our ability to conduct our business and, should the COMEX Division transaction not be consummated, may continue to do so.

On September 20, 2006, we entered into the COMEX Transaction Agreement. Should the COMEX Division transaction be consummated:

•	COMEX contracts will be permitted to be listed electronically during open-outcry hours and accordingly, we will be able to implement side-by-side electronic trading of COMEX floor-traded contracts without the consent of the owners of the COMEX Division memberships;

•	we will be able to expand electronic trading of the metals contracts to permit an unlimited number of participants, including non-members, to have direct access to trade these contracts via the CME Globex electronic trading platform, whether side-by-side or after-hours, without the need for the consent of the owners of the COMEX Division memberships;

•	our board of directors and officers will no longer have fiduciary duties with respect to the owners of the COMEX Division memberships; and

•	in the case of a merger, reorganization, consolidation, recapitalization, restructuring, spin-off, financing or other extraordinary transaction involving either or both of COMEX Division, NYMEX Division or any successor of either of them, the board of directors and the officers of COMEX Division, NYMEX Division or any successor corporation, shall no longer operate as fiduciaries with respect to owners of COMEX Division memberships.

The transaction is subject to a number of conditions, including COMEX member approval of the COMEX Division transaction and the Amended and Restated COMEX By-laws, which will only be implemented upon consummation of this offering, NYMEX shareholder approval of the COMEX Transaction Amendment, which will only be implemented upon consummation of this offering, and applicable regulatory approvals. There can be no assurance that the COMEX Division transaction will be consummated. This registration statement, including the prospectus forming a part hereto, may go effective even if the COMEX Division transaction is not ultimately consummated. However, no shares will be issued unless the COMEX Division transaction is consummated. See also the section entitled “—The COMEX Division transaction may fail to increase our trading volume on the COMEX Division or regain market share from our competitors.”

In the absence of the consummation of the COMEX Division transaction and pursuant to the terms of the COMEX Merger Agreement, certain special rights for the owners of COMEX Division memberships currently exist and will continue to exist. Neither the board of directors nor our stockholders have any ability to change the protections afforded to the owners of the COMEX Division memberships (who, for the most part, are not stockholders of NYMEX Holdings, but rather are owners of the COMEX Division memberships) under the existing COMEX Division by-laws (the “Existing COMEX Division By-laws”) without their consent. Further, under the COMEX Merger Agreement we agreed that the owners of the COMEX Division memberships are entitled to receive, in the aggregate, $10 million of the proceeds of the IPO.

Owners of COMEX Division memberships have the right to trade (or lease their rights to trade) gold, silver, copper or Eurotop 100 contracts, and any other new metals contracts (”New Metals Contracts”) including aluminum. ”New Metals Contracts” are contracts approved for trading after August 3, 1994 on either of the NYMEX Division or the COMEX Division, other than COMEX Division Replacement Contracts (defined as any replacement contracts for gold, silver, copper and Eurotop 100 futures and option contracts that were traded on COMEX immediately prior to August 3, 1994), for which the underlying commodity is one or more metals or alloys, other than platinum, palladium or an alloy containing one or more of those metals approved for trading on the NYMEX Division or the COMEX Division. In addition, members of the NYMEX Division have proprietary trading rights to New Metals Contracts. The grant of any additional trading privileges regarding contracts for such underlying commodities requires the consent of the owners of 772 COMEX Division memberships. To the extent that we wish to expand electronic trading of the metals contracts to permit non-members to have direct access to trade, whether side-by-side or after-hours, we need the consent of the owners of the COMEX Division memberships. While we are negotiating with the COMEX members for their consent to permit after-hours trading by an unlimited number of participants via the CME Globex electronic trading platform, there is no assurance that we will obtain such consent or that after-hours trading, as opposed to side-by-side trading, will be positively received by potential participants.

In addition, pursuant to the COMEX Merger Agreement, COMEX contracts may not be listed electronically during open outcry hours. Accordingly, we cannot implement side-by-side trading of COMEX floor-traded contracts without the consent of the owners of the COMEX Division memberships. This may have a material adverse effect on our business, financial condition and results of operations and may limit our ability to compete with CBOT, which trades electronically during both open outcry and overnight trading hours.

Similarly, any action to delist a gold, silver or copper contract, if such contract has traded an average of at least 10 contracts per day during the prior six months, requires the consent of the COMEX Division members. Pursuant to the COMEX Merger Agreement, our board of directors and officers have fiduciary duties with respect to the owners of COMEX Division memberships. In the case of a merger, reorganization, consolidation, recapitalization, restructuring, spin-off, financing or other extraordinary transaction involving either or both of COMEX Division, NYMEX Division or any successor of either of them, the board of directors and the officers of COMEX Division, NYMEX Division or any successor corporation, shall operate as fiduciaries with respect to owners of COMEX Division memberships. Additionally, there are restrictions on our ability to sell either the NYMEX Division or the COMEX Division individually, and if we do sell the COMEX Division, we must ensure the continuation of these protections.

Except in the case of (A) emergency actions taken pursuant to the amended and restated COMEX Division by-laws adopted as part of the acquisition of the COMEX Division (the “Existing COMEX By-laws”), (B) amendments to the Existing COMEX By-laws or rules to accommodate a change in trade date input, trade processing or clearing systems or (C) any other actions required by law, we are not permitted to cause any actions to be taken with respect to any of the following matters without certain approvals by COMEX’s board of directors, the COMEX Governors Committee and/or the COMEX members:

•	Changing the terms or conditions of any contract traded by COMEX members;

•	Changing the COMEX member retention and retirement plan or life, disability or health insurance benefits;

•	Amending certain sections of the Existing COMEX By-laws that affect COMEX members;

•	Discontinuing trading in any futures contracts or option traded on COMEX;

•	Amending the rules which provide certain core rights for COMEX members (e.g., membership);

•	Amending certain rules which affect the COMEX Division members differently from NYMEX Division members; and

•	Subject to the foregoing, adopting any new by-law or rule that applies to COMEX in a manner different from the by-law or rule governing the same matter that applies to NYMEX.

In view of the foregoing, our ability to conduct our business may continue to be restricted by the owners of the COMEX Division memberships.

Delaware law and provisions of the governing documents of NYMEX Holdings could enable the board of directors to prevent or delay a change of control of NYMEX Holdings and adversely affect market value

The Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws to be adopted upon consummation of the IPO contain provisions which may be viewed as anti-

takeover provisions. These anti-takeover provisions are described under the subheading “Certain Anti-takeover Matters” under “Description of Capital Stock.” The Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws, and therefore these anti-takeover provisions, will only be implemented if the IPO is consummated irrespective of whether this offering is consummated. In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested shareholder” for three years after the shareholder becomes an interested shareholder, unless the corporation’s board of directors and shareholders approve the business combination in a prescribed manner or the interested shareholder has acquired a designated percentage of our voting stock at the time it becomes an interested shareholder.

These anti-takeover provisions, along with provisions of Delaware law and the trading rights protections described in “—Our governing documents provide for the protection and support of open outcry trading by granting certain voting and economic rights to the owners of the Class A memberships, who may have interests that differ from or may conflict with those of our stockholders,” and “—The COMEX governing documents provide for the protection and support of the COMEX Division by granting certain voting and other rights to the owners of the COMEX memberships which may restrict our ability to conduct our business and, should the COMEX Division transaction not be consummated, may continue to do so” could, together or separately make more difficult or discourage potential acquisition proposals or delay or prevent a change in control, including transactions in which holders of our common stock might receive a premium for their shares over prevailing market prices; and which could affect the market price for the shares held by stockholders.

Risks associated with purchasing common stock in this offering

There has been no prior established trading market for our common stock, and we cannot assure you that an active trading market in our stock will develop or be sustained

To date, there has been no established trading market for our common stock. While average bid and ask prices have developed relating to shares of our Series A-1, A-2 and A-3 Common Stock either alone or in combination with Class A memberships in NYMEX Exchange, the existence of limited or sporadic quotations prior to this offering should not be viewed as indicative of the price at which our common stock will trade after this offering or after the IPO, if consummated. In connection with this offering, we intend to issue up to 6,484,800 shares of our common stock. These shares may all be issued free of restrictions or in the form of Series B-1, B-2, and B-3 Common Stock. No established trading market currently exists for the Series B Shares. Further, we cannot assure you that an active trading market in our common stock will develop or be sustained after this offering. Although, in connection with the IPO, we intend to apply to list our common stock on the New York Stock Exchange, we do not know whether third parties will find our common stock to be attractive or whether firms will be interested in making a market for our stock. In addition, if we do not consummate the IPO, we do not intend to list any of our shares on the New York Stock Exchange or any other stock exchange. Irrespective of consummation of the IPO, the Series B Shares will not be listed on the New York Stock Exchange or any other stock exchange.

The market price of our common stock may fluctuate significantly, and it may trade at prices below the initial public offering price

Should the IPO be consummated, the market price of our common stock after the IPO may fluctuate significantly from time to time as a result of many factors, including:

•	investors’ perceptions of our prospects;

•	investors’ perceptions of the prospects of the commodities markets and more broadly, the energy markets;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analysts’ recommendations or projections;

•	fluctuations in quarterly operating results;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	changes or trends in our industry, including price volatility, trading volumes, competitive or regulatory changes or changes in the commodities markets;

•	changes in valuations for exchanges and other trading facilities in general;

•	adverse resolution of new or pending litigation against us;

•	additions or departures of key personnel;

•	changes in general economic conditions; and

•	broad market fluctuations.

In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against us or our major participants, as well as announced changes in our business plans or those of our competitors, could adversely affect the trading price of our stock, regardless of the likely outcome of those developments. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the initial public offering price.

Future sales of our common stock may have an adverse impact on its market price or dilute existing stockholders

After completion of this offering, there will be, assuming the IPO has not been consummated, 79,924,800 shares of common stock issued and outstanding (assuming all shares are issued as common stock or conversion of Series B Shares into common stock). Should the IPO be consummated, sales of a substantial number of shares of our common stock in the public market following the IPO, or the perception that large sales could occur, could cause the market price of the common stock to decline. Either of these circumstances could also limit our future ability to raise capital through an offering of equity securities. Should the IPO not be consummated, there will continue to be no established trading market for our common stock, including those shares sold in this offering. In the event of the issuance of any Series B Shares, upon the expiration of the respective transfer restrictions, each of Series B-1, B-2, and B-3 Common Stock will convert into shares of our common stock free of transfer restrictions and the Series B Shares will automatically be retired. All of the shares of common stock sold in the IPO will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates” within the meaning of Rule 144 under the Securities Act. For a description of shares eligible for sale in the public market, please see the section entitled “Shares eligible for future sale.” In addition, in connection with the IPO, we intend to grant stock options and restricted stock units exercisable for 1,340,000 shares and 210,000 shares, respectively, for an aggregate maximum number of 1,550,000 shares.

Our currently issued and outstanding shares of common stock, including such shares to be issued upon the conversion of all of our outstanding shares of Series A Preferred Stock, immediately prior to the IPO, are subject to significant transfer restrictions which prohibit sales or other dispositions of shares of our common stock, except in limited circumstances. Assuming that we receive NYMEX shareholder approval of the COMEX Transaction Amendment, which will be implemented only upon consummation of this offering, COMEX member approval of the COMEX Division transaction and the Amended and Restated COMEX By-Laws, which will be implemented only upon consummation of this offering, and all necessary regulatory approvals, this offering will occur regardless of whether the IPO is consummated. The transfer restrictions will expire 180 days after the IPO for 2,161,600 shares of the B-1 Common Stock, 360 days after the IPO for 2,161,600 shares of the B-2 Common Stock, and 540 days after the IPO for 2,161,600 shares of the B-3 Common Stock. Upon expiration of these transfer restrictions, the common stock held by existing stockholders will be freely transferable unless held by our “affiliates” within the meaning of Rule 144 under the Securities Act. If stockholders of NYMEX Holdings sell a large number of shares of common stock upon the expiration of some or all of these restrictions, or if investors have the perception that such sales could occur, the market price for our common stock could decline significantly. For a more detailed description of the transfer restrictions imposed on our common stock, please see the section entitled “Description of capital stock.”

We may not continue to pay dividends on our common stock

Prior to November 7, 2002, we had never paid dividends to our stockholders. Since then, we have paid regular dividends at least twice per year and we have paid two special dividends. The board will consider future dividends on a discretionary basis, based on continuing profitability and our strategic and operating needs. However, we cannot make any assurances that we will continue to pay dividends to our stockholders in the future, other than a dividend of $10 million in the aggregate to holders of record of our common stock as of March 13, 2006 if the IPO occurs in 2006 and values our equity at greater than or equal to $2 billion. Additionally, we intend to declare a dividend of $80 million in the aggregate to holders of record of our common stock (including the Series A Preferred Stock on an as-converted basis) as of the day immediately preceding the pricing of the IPO. However, investors in this offering will not be able to participate in either of the $10 million or $80 million dividends.

Risks relating to regulation and litigation

We are subject to the following risks in connection with the regulation of, and litigation relating to, our business.

The legal framework for our industry has been modified, resulting in lower barriers to entry and decreased regulatory costs for competitors

Our industry has been subject to several fundamental regulatory changes, including changes in the statute under which we have been regulated since 1974. In the past, the Commodity

Exchange Act generally required all futures contracts to be executed on an exchange that had been approved by the CFTC. These regulatory restrictions on the over-the-counter market were repealed by the Commodity Futures Modernization Act of 2000 (“CFMA”). It is possible that the chief beneficiaries of the CFMA will be over-the-counter dealers and companies that operate or intend to open electronic trading facilities or to conduct their futures business directly among themselves on a bilateral basis. The customers who may access such electronic exchanges or engage in such bilateral private transactions are the same customers who conduct the vast majority of their financial business on regulated exchanges. In the future, our industry may become subject to new regulations or changes in the interpretation or enforcement of existing regulations. We cannot predict the extent to which any future regulatory changes may materially adversely affect our business. For more information about potential changes in our regulatory environment, please see “—Proposals of legislation or regulatory changes preventing clearing facilities from being owned or controlled by exchanges, even if unsuccessful, may limit or stop our ability to run a clearinghouse” and the section entitled “Business—Regulation.”

The nature and role of our self-regulatory responsibilities may change

Some financial services regulators have publicly stated their interest in evaluating the ability of a financial exchange, organized as a for-profit corporation, to adequately discharge its self- regulatory responsibilities. Our regulatory programs and capabilities contribute significantly to our brand name and reputation. Although we believe that we will be permitted to maintain these responsibilities, we cannot assure you that we will not be required to modify or restructure our regulatory functions in order to address these or other concerns. Any such modifications or restructuring of our regulatory functions could entail material costs for which we have not currently planned. The CFTC has recently issued for public comment proposed changes to conflict of interest rules, including rules relating to the governance of self-regulatory organizations. Any such changes could impose significant costs and other burdens on us.

We are subject to significant risks of litigation

Many aspects of our business involve substantial risks of litigation. For example, dissatisfied customers frequently make claims regarding quality of trade execution, improperly settled trades, mismanagement or even fraud against their service providers. We may become subject to these claims as the result of failures or malfunctions of services and systems provided by us. We could incur significant legal expenses defending claims, even those without merit. Although the Commodity Exchange Act and our CFTC-approved disclaimer and limitation of liability rules offer us some protections, an adverse resolution of any lawsuits or claims against us could have a material adverse effect on our reputation, business, financial condition and/or operating results.

We are currently subject to various routine litigation matters. As a result, we could incur significant legal expenses defending claims against us, even those without merit. The adverse resolution of any lawsuits or claims against us could result in our obligation to pay substantial damages, and cause us reputational harm. The initiation of lawsuits or other claims against us, with regard to trading activities, could adversely affect our business, financial condition and results of operations, whether or not these lawsuits or other claims are resolved in our favor. We cannot assure you that we will be successful in defending any of these matters, and resulting adverse judgments could have a material adverse effect on our financial condition. For more material information please see the section of this prospectus entitled “Business—Legal proceedings.”

Any infringement by us on intellectual property rights of others could result in litigation and could materially adversely affect our operations

Our competitors as well as other companies and individuals may obtain, and may be expected to obtain in the future, patents or other intellectual property protections that concern products or services related to the types of products and services we offer or plan to offer. We may not be aware of all such protections which could result in risk of infringement by our products, services or technologies. Claims of intellectual property infringement are not uncommon in our industry.

In general, if one or more of our products, services or technologies were to infringe upon the intellectual property rights held by others, we may be required to stop developing or marketing the products, services or technologies, or to obtain licenses to develop and market the services from the holders of such intellectual property rights or to redesign the products, services or technologies in such a way as to avoid infringing on the intellectual property claims. If we were unable to obtain these licenses and were required to redesign or stop developing or marketing our products, services or technologies to avoid infringement, we may not be able to redesign, and could be required to stop developing or marketing, our products, services or technologies, which could materially adversely affect our business, financial condition and operating results.

We may not be able to protect our intellectual property rights

We rely primarily on trade secret, copyright, service mark, trademark law and contractual protections to protect our proprietary technology and other proprietary rights. Notwithstanding that we take precautions to protect our intellectual property rights, it is possible that third parties may copy or otherwise obtain and use our intellectual property without authorization or otherwise infringe on our rights. Additionally, it may be difficult or impossible to enforce our intellectual property rights in certain foreign countries. The unauthorized use of our intellectual property, including in foreign countries, could have a material adverse effect on our business, financial condition, or results of operation. We also seek to protect our software and databases as trade secrets and under copyright law. We have copyright registrations for certain of our software, user manuals and databases. The copyright protection accorded to databases, however, is fairly limited. While the arrangement and selection of data generally are protectable, in many instances the actual data are not, and others may be free to create databases that would perform the same function. In some cases, including a number of our most important products, there may be no effective legal recourse against duplication by competitors. In addition, in the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could materially adversely affect our business.

A negative outcome for us in New York Mercantile Exchange, Inc. v. IntercontinentalExchange, Inc. could adversely affect our financial condition and operating results

Since November 20, 2002, we have been a party to ongoing litigation regarding intellectual property infringement and contractual interference by ICE relating to ICE’s use of and reference to our settlement prices in its cleared OTC swap contracts for Henry Hub natural gas and West Texas Intermediate crude oil. The federal district court granted ICE’s motion for summary judgment in September 2005. We have appealed this decision before the Second Circuit Court of Appeals. A negative outcome for us in this case, which could result in the continued and expanded use by ICE and other competitors of our intellectual property without payment of a licensing fee, could have a material adverse effect on our business, financial condition, or results of operations. See the section entitled “Business—Legal proceedings.”

Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our financial condition and operating results

Our ability to comply with applicable laws and rules is largely dependent on our establishment and maintenance of compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. Our policies and procedures to identify, monitor and manage our risks may not always succeed. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. Our policies and procedures may not always be effective and we may not always be successful in monitoring or evaluating the risks to which we are or may be exposed. The failure to assess and mitigate the risks to which we are exposed could have a material adverse effect on our business, financial condition, or results of operation.

Our need to comply with extensive and complex regulation could have a material adverse effect on our business.

The commodity futures trading industry is subject to extensive regulation by the CFTC. Many of the regulations we are governed by are intended to protect the integrity of the markets and the public, and not necessarily our shareholders. Regulations affect trading practices and many other aspects of our business. These requirements may constrain our rate of growth and changes in regulations could adversely affect us. The burden imposed by these regulations may place U.S. exchanges in general, and us specifically, at a competitive disadvantage compared to less regulated competitors. For example, certain of our competitors are regulated by the United Kingdom’s Financial Services Authority, which does not impose the position limits and ceiling on the number of contracts that may be traded at one time that are imposed by the CFTC. The success of our business depends, in part, on our ability to maintain and increase our trading volume, and if we lose customers to low-cost competitors with fewer regulatory restrictions, our business will be adversely affected. Furthermore, declines in the overall volume of trading derivatives may negatively impact market liquidity on our Exchange, which would result in lower exchange fee revenues and could materially adversely affect our ability to retain our current customers or attract new customers. In addition, the cost of compliance with regulatory requirements could adversely affect our ability to reduce losses or operate profitably.

The CFTC’s authorization expired in 2005; however, reauthorization was not concluded in 2005 and will continue through the 2006 legislative session. As part of that 2005 process, various concepts were mentioned as possible areas in which legislation would be appropriate, including, among other things, restrictive limits and severe restrictions on daily price fluctuation for certain energy futures contracts. While we are unaware of any legislative proposal at the present time arising from the reauthorization that would materially affect us, any such proposal may be introduced during this process. Additionally, as part of the Bush administration’s proposed 2007 budget, a proposal was introduced to impose a transaction tax on futures traded domestically. While many participants in the futures industry, including us, are vigorously opposing this proposal, we cannot guarantee that such proposal will not be enacted, which may adversely impact our ability to compete and may reduce our trading volume.

Special note about forward-looking statements

Some of the statements included at “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, assumptions, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, strategy, anticipated, estimated or projected results or achievements expressed or implied by these forward-looking statements. These factors include, among other things, the success and timing of new futures contracts and products; changes in political, economic or industry conditions; the unfavorable resolution of material legal proceedings; the impact and timing of technological changes and the adequacy of intellectual property protection; the impact of legislative and regulatory actions, including, without limitation, actions by the Commodity Futures Trading Commission; and terrorist activities, international hostilities or natural disasters, which may affect the general economy as well as oil and other commodity markets; as well as those described in “Risk factors” and elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

Use of proceeds

We will not receive any proceeds from this offering. This offering is occurring pursuant to the COMEX Division transaction. See the section entitled “Business—COMEX Division transaction.”

Market for registrant’s common equity and related stockholder matters

At present, there is no established trading market for our common stock. None of our common stock is listed on any exchange or automated quotation system. Prior to March 14, 2006, the closing date of the General Atlantic transaction, our common stock was transferable only with a Class A membership in NYMEX Division. Currently, our common stock and Class A memberships are traded through a bid-ask system maintained by NYMEX Holdings’ membership department.

Due to the absence of an established public trading market and the limited number and disparity of bids made for shares, the sale price of a share is not indicative of the price at which our common stock will trade after the IPO, should it be consummated. It is possible that the IPO will not be consummated and there will continue to be an absence of an established public trading market for our common stock. No established trading market currently exists for the Series B Shares. Furthermore, the shares of Series B-1, B-2, and B-3 Common Stock, will not be listed on the New York Stock Exchange or any other stock exchange, irrespective of whether the IPO is consummated.

The following sale prices (as gathered internally) reflect the bundled price of our common stock and Class A membership through year-end 2005, without giving effect to the ability to transfer our common stock and Class A memberships independently to a limited number of eligible transferees or the 90,000-for-1 recapitalization of our common stock upon the closing of the General Atlantic transaction:

	High	Low

2005
Fourth Quarter	$3,775,000	$3,000,000
Third Quarter	2,850,000	2,600,000
Second Quarter	2,500,000	2,475,000
First Quarter	1,900,000	1,760,000

2004
Fourth Quarter	$2,000,000	$1,745,000
Third Quarter	1,650,000	1,650,000
Second Quarter	1,650,000	1,650,000
First Quarter	1,550,000	1,550,000

Since March 14, 2006, the closing date of the General Atlantic transaction, our common stock and the Class A memberships are independently transferable to a limited number of eligible transferees. Additionally, on March 14, 2006, our common stock was recapitalized 90,000-for-1 upon the closing of the General Atlantic transaction. Accordingly, the following prices reflect the sale prices of our common stock on and after March 14, 2006, giving effect to the ability to transfer our common stock and Class A memberships independently to a limited number of eligible transferees and the 90,000-for-1 recapitalization of our common stock upon the closing of the General Atlantic transaction:

	High	Low

2006
Fourth Quarter (through November 1, 2006)	$63	$42
Third Quarter	52	38
Second Quarter	65	37
First Quarter	60	40

The price at which NYMEX common stock will ultimately be sold in the IPO, should it be consummated, will be based, among other things, on market conditions at the time. In addition, the trading prices of our common stock prior to the IPO may be significantly different from the initial public offering price or trading prices after the IPO. We are also unable to predict at what prices the Series B Shares will trade, if at all.

Dividend policy

Subject to the limitations under Delaware corporation law, holders of common stock are entitled to receive their pro rata share of such dividends or other distributions as may be declared by our board of directors out of funds legally available therefor.

Prior to the November 7, 2002 declaration, we had never paid dividends to our stockholders. Since then, we have paid regular dividends at least twice per year and we have paid two special dividends. The board of directors will consider future dividends on a discretionary basis, based on continuing profitability and the Company’s strategic and operating needs. There can be no guarantees that future dividends will be paid.

Historically, we declared dividends as follows:

Declaration date	Dividend per share(1)	Record date

November 7, 2002	$0.07	January 2, 2003
July 9, 2003	$0.03	July 15, 2003
December 3, 2003	$0.03	December 31, 2003
July 7, 2004	$0.03	July 15, 2004
December 15, 2004	$0.05	December 31, 2004
June 8, 2005	$0.05	June 15, 2005
July 6, 2005	$1.11	July 15, 2005
December 19, 2005	$0.05	December 30, 2005
January 11, 2006	$0.41	January 21, 2006
March 6, 2006	$2.18	March 13, 2006
July 6, 2006	$0.06	July 20, 2006

(1)	Adjusted to show the retroactive effect of the 90,000-for-1 recapitalization of our common stock on March 14, 2006.

We intend to declare a dividend of $80 million in the aggregate to holders of record of our common stock (including the Series A Preferred Stock on an as-converted basis) as of the day immediately preceding the pricing of the IPO, payable on the closing of the IPO. Accordingly, distributions of this dividend will not be made on shares sold in the IPO or in this offering.

If the IPO is consummated by December 31, 2006 at a price which values the Company at $2 billion or more, General Atlantic will be required to pay an additional $10 million to us but will not receive additional shares of our stock. This additional $10 million will be distributed as a special dividend to our stockholders of record on March 13, 2006, the business day immediately preceding the closing of the transaction with General Atlantic. Accordingly, distributions of this dividend will not be made on shares sold in the IPO or this offering.

Capitalization

The following table sets forth the capitalization of NYMEX Holdings as of June 30, 2006:

•	on an actual basis;

•	as adjusted to give effect to the issuance by us of 6,484,800 shares of common stock in the COMEX Division transaction (assuming all shares are issued as common stock or conversion of Series B Shares into common stock).

The information set forth below should be read in conjunction with the sections entitled “Selected consolidated financial and other data” and “Management’s discussion and analysis of financial condition and results of operation” and the financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2006 (unaudited)
(in thousands, except share data)	Actual	As Adjusted(3)

Cash and cash equivalents	$15,134	$15,134
Marketable securities	145,665	145,665

Total cash and marketable securities	$160,799	$160,799

Indefinite-lived intangible asset	—	280,144

Long-term debt (including current portion)	85,915	85,915
Cumulative redeemable convertible preferred stock, $0.01 par value; 8,160,000 shares authorized, issued and outstanding as of June 30, 2006	156,130	156,130

Stockholders’ (deficit) equity:
Common stock, $0.01 par value; 81,600,000 shares authorized on June 30, 2006; 73,440,000 shares issued and outstanding as of June 30, 2006(1)(2)	734	799
Additional paid-in capital	—	280,079
Retained (deficit) earnings	(12,890)	(12,890)
Accumulated other comprehensive income, net of tax	1,078	1,078

Total stockholders’ (deficit) equity	(11,078)	269,066

Total capitalization	$230,967	$511,111

(1)	Subject to the approval of the COMEX Transaction Amendment, which will only be implemented if this offering is consummated, at the special meeting of NYMEX shareholders held on October 31, 2006, which approval was obtained, and in the event this offering is consummated prior to the consummation of the IPO, our authorized capital stock will consist of: 176,169,600 shares, par value $0.01 per share, which consists of (i) 73,440,000 shares of Series A-1, A-2 and A-3 Common Stock; (ii) 73,440,000 shares of common stock reserved for issuance upon conversion of the Series A-1, A-2 and A-3 Common Stock (upon conversion, the shares of Series A-1, A-2 and A-3 Common Stock will be retired and no longer available for reissuance); (iii) 8,160,000 shares of Series A Preferred Stock; (iv) 8,160,000 shares of common stock to be issued upon the automatic conversion of the Series A Preferred Stock; (v) 6,484,800 shares of Series B-1, B-2 and B-3 Common Stock reserved for issuance in connection with the COMEX Division transaction; and (vi) 6,484,800 shares of common stock reserved for issuance in connection with the COMEX Division transaction and upon conversion of the Series B-1, B-2 and B-3 Common Stock (upon conversion, the shares of Series B-1, B-2 and B-3 Common Stock will be retired and no longer available for reissuance).

(2)	In the event that the IPO is consummated prior to the consummation of this offering, our authorized capital stock will consist of: 181,909,600 shares, par value $0.01 per share, which consists of (i) 73,440,000 shares of Series A-1, A-2 and A-3 Common Stock; (ii) 73,440,000 shares of common stock reserved for issuance upon conversion of the Series A-1, A-2 and A-3 Common Stock (upon conversion, the shares of Series A-1, A-2 and A-3 Common Stock will be retired and no longer available for reissuance); (iii) 8,160,000 shares of common stock to be issued upon the automatic conversion of the Series A Preferred Stock; (iv) 4,300,000 shares of common stock reserved for issuance under the 2006 Plan; (v) 9,600,000 shares of common stock available for issuance in this offering; (vi) 6,484,800 shares of Series B-1, B-2 and B-3 Common Stock reserved for issuance in connection with the COMEX Division transaction; and (vii) 6,484,800 shares of common stock reserved for issuance in connection with the COMEX Division transaction and upon conversion of the Series B-1, B-2 and B-3 Common Stock (upon conversion, the shares of Series B-1, B-2 and B-3 Common Stock will be retired and no longer available for reissuance).

When the Series A-1, A-2, A-3, B-1, B-2 and B-3 Common Stock convert into unrestricted common stock upon expiration of the respective lock-up periods, the shares of Series A-1, A-2, A-3, B-1, B-2 and B-3 Common Stock will automatically be retired and will no longer be authorized shares of capital stock.

(3)	In the event that the IPO is consummated, the As Adjusted column will be further adjusted to give effect to: (A) the conversion on a 1:1 basis of all of our issued and outstanding Series A Preferred Stock immediately prior to the IPO and (B) the issuance and sale by us of 4,890,000 shares of common stock in the IPO, and the receipt by us of the estimated net proceeds of approximately $220,200,000, after deducting: (i) underwriters discounts and commission; and (ii) the estimated offering expenses of $4,800,000, and (B) the payment (x) by General Atlantic to us of $10 million in the aggregate and the subsequent payment by us of the $10 million as a special dividend to our stockholders of record on March 13, 2006, the business day immediately preceding the closing of the transaction with General Atlantic; (y) of $80 million in the aggregate as a special dividend to our holders of common stock (including the Series A Preferred Stock on an as-converted basis) on the day immediately preceding the pricing of the IPO; and (z) of $10 million in the aggregate to the owners of COMEX Division memberships, and the capitalization of NYMEX Holdings will change as set forth below:

As of June 30, 2006 (unaudited)
(in thousands, except share data)	As Further Adjusted

Cash and cash equivalents	$225,334
Marketable securities	65,665

Total cash and marketable securities	$290,999

Indefinite-lived intangible asset(4)	280,144

Long-term debt (including current portion)	85,915
Cumulative redeemable convertible preferred stock, $0.01 par value; 8,160,000 shares authorized, issued and outstanding as of June 30, 2006	—

Stockholders’ (deficit) equity:
Common stock, $0.01 par value; 81,600,000 shares authorized on June 30, 2006; 73,440,000 shares issued and outstanding as of June 30, 2006	930
Additional paid-in capital	663,246
Retained (deficit) earnings	(99,858)
Accumulated other comprehensive income, net of tax	1,078

Total stockholders’ equity	565,396

Total capitalization	$651,311

A $1.00 increase in the assumed initial public offering price of $50.00 per share (the mid-point of the range on the cover page of the IPO prospectus) would increase each of additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $5.265 million, assuming the number of shares offered by us, as set forth on the cover page of the IPO prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. A $1.00 (decrease) in the assumed initial public offering price of $50.00 per share (the mid-point of the range on the cover page of the IPO prospectus) would (decrease) each of additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $4.500 million, assuming the number of shares offered by us, as set forth on the cover page of the IPO prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.
(4)	The indefinite-lived intangible asset was valued based on the average of the bid and asking prices as of the close of business on September 21, 2006 (the date this transaction received board approval) and the two preceding and following days.

Selected consolidated financial and other information

The following table sets forth selected consolidated financial and other information of NYMEX Holdings. The selected balance sheet data as of December 31, 2004 and 2005 and selected operating data for each of the years in the two-year period ended December 31, 2005 have been derived from the audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The balance sheet data as of December 31, 2001, 2002 and 2003 and operating data for each of the years in the three-year period ended December 31, 2003 have been derived from the audited financial statements and related notes not included in this prospectus. The unaudited pro forma consolidated balance sheet data as of June 30, 2006 gives effect to the conversion of all outstanding Series A Preferred Stock immediately prior to the IPO as if such transactions occurred on June 30, 2006. The unaudited pro forma consolidated balance sheet data assumes the consummation of the IPO. If the IPO is not consummated, this data will not be applicable as the Series A Preferred Stock will not convert. The information set forth below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” in this document, the consolidated financial statements and the notes thereto, and other financial information, included in this prospectus. Certain reclassifications have been made to prior periods to conform to the current presentation and per share amounts have been adjusted to give retroactive effect to our 90,000-for-1 recapitalization.

	Six months ended June 30,			Year ended December 31,
(In thousands, except share data)	2006 (unaudited)		2005 (unaudited)	2005 (audited)	2004 (audited)	2003 (audited)	2002 (audited)	2001 (audited)

Income statement data

Revenues
Clearing and transaction fees, net(1)	$195,766		124,067	$277,632	$193,295	$139,731	$140,763	$104,302
Market data fees	31,294		21,941	44,533	32,605	31,700	33,459	34,313
Other, net(2)	7,125		5,607	11,943	11,532	12,737	14,982	5,666
Investment income, net	2,814		2,376	8,895	3,893	3,929	4,467	4,135
Interest income from securities lending	60,517		19,948	68,782	—	—	—	—

Total revenues	297,516		173,939	411,785	241,325	188,097	193,671	148,416
Interest expense from securities lending	58,360		18,756	65,224	—	—	—	—

Net revenues	239,156		155,183	346,561	241,325	188,097	193,671	148,416

Expenses
Salaries and employee benefits	37,486		30,087	62,419	57,357	54,401	49,121	50,443
Occupancy and equipment	14,038		13,644	28,482	26,383	26,664	24,364	20,663
Depreciation and amortization, net(3)	8,248		8,108	15,221	21,795	24,679	20,926	16,024
General and administrative(4)	26,107		24,169	52,565	32,372	23,314	17,737	12,848
Professional services	7,533		15,011	27,379	26,544	17,427	17,954	12,753
Telecommunications	3,491		3,389	6,929	6,056	5,934	7,639	10,878
Marketing	2,739		1,844	5,207	2,490	2,080	2,633	1,721
Other expenses	4,321		4,460	9,909	8,352	8,080	8,198	6,695
Interest expense	3,334		3,456	6,852	7,039	7,237	7,455	7,662
Amortization of goodwill(5)	—		—	—	—	—	—	2,153
Asset impairment and disposition losses	805		27	597	5,351	2,340	12,583	5,114

Total operating expenses	108,102		104,195	215,560	193,739	172,156	168,610	146,954

Income before provision for income taxes	131,054		50,988	131,001	47,586	15,941	25,061	1,462
Provision for income taxes	59,288		22,939	59,873	20,219	7,061	12,762	782

Net income	$71,766		$28,049	$71,128	$27,367	$8,880	$12,299	$680

Weighted average common shares outstanding, basic and diluted	49,141,000	(6)	816	816	816	816	816	816
Basic and diluted earnings per share	$1.40	(7)	$34,374	$87,167	$33,538	$10,882	$15,072	$833

Proforma weighted average common shares outstanding and earnings per share, retroactively adjusted to reflect the 90,000-for-1 recapitalization on March 14, 2006 (unaudited):
Weighted average common shares outstanding, basic and diluted	78,354,000		73,440,000	73,440,000	73,440,000	73,440,000	73,440,000	73,440,000
Basic and diluted earnings per share	$0.88		$0.38	$0.97	$0.37	$0.12	$0.17	$0.01

	Six months ended June 30,		Year ended December 31,
(In thousands, except per share data, ratios and per contract data)	2006	2005	2005	2004	2003	2002	2001

Other data (unaudited)
Cash dividends paid per common share(8)	$2.65	$4,289	$108,701	$6,128	$9,191	$—	$—
Pre-tax margin	54.8%	32.9%	37.8%	19.7%	8.5%	12.9%	1.0%
Working capital	$147,914	$158,589	$112,898	$134,382	$99,628	$93,011	$79,974
Capital expenditures	$6,163	$6,350	$12,403	$6,639	$13,446	$31,049	$27,221
Cash provided by operations	$70,616	$28,840	$82,093	$68,775	$29,908	$65,109	$8,749

Trading and clearing volumes(9)
NYMEX	85,921	69,317	145,169	124,763	112,461	119,647	88,257
COMEX	19,611	14,775	30,771	30,443	25,423	18,337	14,768
Off-Exchange	32,886	16,607	39,270	14,280	6,018	546	—

Total volume(10)	138,418	100,699	215,210	169,486	143,902	138,530	103,025
Average revenue per contract(11)	$1.41	$1.23	$1.29	$1.14	$0.97	$1.02	$1.01

	As of June 30,			As of December 31,
(In thousands, except share data)	Pro forma(12) (unaudited)	2006 (unaudited)	2005 (unaudited)	2005 (audited)	2004 (audited)	2003 (audited)	2002 (audited)	2001 (audited)

Balance sheet data
Cash and cash equivalents	$15,134	$15,134	$1,428	$35,664	$3,084	$1,763	$1,014	$5,680
Marketable securities at market value	145,665	145,665	158,349	100,993	144,950	64,885	66,976	65,421
Collateral from securities lending program	2,617,906	2,617,906	1,627,011	2,314,618	—	—	—	—
Total current assets	2,869,517	2,869,517	1,991,362	2,589,122	232,682	239,421	212,709	161,394
Total assets	3,087,826	3,087,826	2,210,378	2,808,747	454,650	477,676	462,755	415,951
Total tangible assets (excluding goodwill and other intangible assets)	3,071,497	3,071,497	2,193,392	2,792,199	437,226	459,475	446,387	399,262
Long-term borrowings	83,098	83,098	85,915	83,098	85,915	88,732	91,551	94,368
Total debt (including short-term portion)	85,915	85,915	88,732	85,915	88,732	91,549	94,368	97,185
Total liabilities	2,942,774	2,942,774	2,059,147	2,698,965	327,868	372,261	361,220	321,715
Cumulative redeemable convertible preferred stock, $0.01 par value; 8,160,000 shares authorized, issued and outstanding as of June 30, 2006	—	156,130	—	—	—	—	—	—
Total stockholders’ equity (deficit)	$145,052	$(11,078)	$151,231	$109,782	$126,782	$105,415	$101,535	$94,236

(1)	Clearing and transaction fees are presented net of payments to members under the Company’s proprietary fee reduction program, which were $14,049, $5,245 and $6,693 for the years ended December 31, 2003, 2002 and 2001, respectively. This program was eliminated effective January 1, 2004 and, as a result, there were no fee reductions for the years ended December 31, 2005 and 2004.

(2)	In 1998, NYMEX Division introduced various incentive programs. These programs reduced other revenue for the six months ended June 30, 2006 and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 by $887, $1,851, $1,366, $1,216, $2,263 and $2,389, respectively.

(3)	Depreciation and amortization expense is net of amortization of a deferred credit for building construction of $2,145, annually and was $1,073 for the six months ended June 30, 2006.

(4)	Included in general and administrative expenses are direct transaction costs of $14,937, $12,242, $29,158, $16,004, $6,083, $1,799 and $1,388 for the six months ended June 30, 2006 and 2005 and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively.

(5)	Effective January 1, 2002, the Company is no longer required to amortize goodwill pursuant to SFAS No. 142. Instead, the carrying value of goodwill is annually measured for impairment. Such a test was performed in the second quarter of 2006 and in the fourth quarters of 2005, 2004, 2003 and 2002, and no impairment was required.

(6)	Weighted average common shares outstanding, basic and diluted includes common shares of 44,227,000 and participating securities—convertible preferred stock of 4,914,000 post-March 14, 2006, the date of the closing of the General Atlantic Transaction.

(7)	Adjusted to show the effect of the 90,000-for-1 recapitalization of our common stock on March 14, 2006.

(8)	Total cash dividends paid to stockholders divided by the number of shares outstanding.

(9)	These volumes also include cash settlement transactions for contracts cleared on NYMEX ClearPort® Clearing for which transaction fees are assessed. Prior to the filing of our quarterly report on Form 10-Q for the period ended March 31, 2006, cash settlement transactions were listed as part of the NYMEX Division volumes labeled as “other.” Since the cash settlement transactions are for NYMEX ClearPort® Clearing contracts, the prior period volume information has been adjusted to include such transactions in NYMEX ClearPort® Clearing for comparative purposes.

(10)	Total volume represents the total volume for trading and clearing, including off-exchange. Total traded volume on-exchange for the six months ended June 30, 2006 and 2005 and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 is 105,532, 84,092, 175,940, 155,206, 137,884, 137,984 and 103,025, respectively.

(11)	Average revenue per contract represents clearing and transaction fees, net divided by total volume.

(12)	The unaudited pro forma consolidated financial information as of June 30, 2006 gives effect to the conversion of all outstanding Series A Preferred Stock immediately prior to the IPO as if such transactions occurred on June 30, 2006. If the IPO is not consummated, this column will not be applicable as the Series A Preferred Stock will not convert.

Management’s discussion and analysis of financial condition and results of operations

This document contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of several factors, including the risks and uncertainties faced by us as described below and elsewhere in this prospectus, including in the sections entitled “Special note about forward-looking statements” and “Risk factors” above.

Introduction

This discussion summarizes the significant factors affecting our results of operations and financial condition for the six months ended June 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003. This discussion is provided to increase the understanding of, and should be read in conjunction with the financial statements, accompanying notes and tables included in this prospectus.

Business overview

We facilitate the buying and selling of energy and metal commodities for future delivery under rules intended to protect the interests of market participants. We provide liquid marketplaces where physical commodity market participants can manage future price risk and, through our clearing operations, mitigate counter-party credit risk. Through real-time and delayed dissemination of our transaction prices, we provide price discovery and transparency to market participants. In order to enhance our markets and provide market participants additional mechanisms to manage risk, we seek to continuously offer new products, distribution services and clearing services. We do not own commodities, trade for our own account, or otherwise engage in market activities.

The NYMEX Division provides a marketplace for trading primarily energy futures and options. The COMEX Division provides a marketplace for trading precious and base metals futures and options. NYMEX Division’s principal markets include crude oil, natural gas, heating oil and unleaded gasoline. COMEX Division’s principal markets include gold, silver and high grade copper. We provide the physical facilities for open outcry auction markets. The open outcry markets operate during regular business hours, and trading activities in these markets are, for purposes of this management discussion, referred to as floor trading. In April 2006, we entered into a technology services agreement with CME to trade our products on CME Globex electronic trading platform. On June 11, 2006, our cash-settled energy futures contracts for all listed months became available for electronic trading during open outcry hours, which is commonly referred to as side-by-side trading for trade date June 12, 2006. NYMEX miNY™ futures contracts, which are smaller versions of our normal NYMEX Division futures contracts, migrated to CME Globex electronic trading platform on that date as well. On August 6, 2006 for trade date August 7, 2006, we migrated our after-hours energy, platinum and palladium futures contracts that were previously traded electronically on NYMEX ACCESS onto CME Globex electronic trading platform. On the same day, we began offering all NYMEX miNY™ futures contracts listed on CME Globex electronic trading platform for all months corresponding with the underlying full-sized futures contracts and spread trading for all full-sized, physically delivered contracts during after-hours trading. Spread trading between financially settled and physically delivered futures contracts also began during both open outcry and after-hours trading. On September 4, 2006 for trade date

September 5, 2006, we began offering side-by-side electronic trading of our physically delivered energy futures contracts. We anticipate that no later than the fourth quarter of 2006 we will begin migrating after-hours electronic trading of our metals futures and options contracts that are currently traded electronically on NYMEX ACCESS® onto CME Globex electronic trading platform. In addition, pursuant to the terms of our agreement with CME, if we acquire or merge with an entity, that at the time of such acquisition or merger, operates a trading execution system for futures or futures options products (or off-exchange look-alike versions of such products), electronic trading of such products shall be transitioned to CME Globex electronic trading platform within two years. We clear and settle all trading of our contracts conducted via CME Globex electronic trading platform through our clearinghouse.

We provide trade-clearing services for transactions executed through our floor trading operations, transactions executed through CME Globex electronic trading platform and our current NYMEX ACCESS® and NYMEX ClearPort® Trading electronic trading platforms. In addition, NYMEX ClearPort® Clearing is our off-exchange clearing initiative, which is intended, among other things, to alleviate some of the credit risk issues in the marketplace by using our clearing operations to offer market participants the advantages of reducing risks by permitting futures and off-exchange positions to be offset. This initiative permits market participants to negotiate bilateral trades in the off-exchange market, which are then transferred to our division as futures contracts for clearing. See “Business—Recent developments” for a discussion of our technology services offered which facilitate virtually 24 hours per day side-by-side trading.

In order to conduct floor-trading activities, market participants must own or lease a membership on the NYMEX Division or COMEX Division. Non-members may execute floor trades on our divisions, but must do so through a member. In addition, non-members may obtain NYMEX Division electronic trading privileges for a fee.

For products traded electronically, including NYMEX miNY™, for each Class A membership owned or leased by an individual Class A member, a member (in addition to the right to trade on the trading floor) is authorized by NYMEX Exchange to utilize up to four simultaneous electronic trading privileges for an owner (one for the owner plus three others) or up to two simultaneous electronic trading privileges for a lessee (one for the lessee plus one other) for the exercise of member trading rights with the related member rates. In all cases, such privileges can only be utilized for the account of the individual Class A member, either an owner or lessee, who granted such privileges. These electronic trading privileges can only be leased together with the related Class A membership and only to an individual. For products traded electronically, member firms and member clearing firms are initially authorized by NYMEX Exchange to utilize without charge a number of simultaneous electronic trading privileges consistent with the number of Class A memberships owned by such firm for the exercise of member trading rights with the related member rates. Member firms and member clearing firms may request from NYMEX Exchange additional electronic trading privileges for the exercise of member trading rights with the related member rates, for which NYMEX Exchange charges a standard fee.

Certain NYMEX Division members and COMEX Division members are clearing members. Clearing members provide capital to support our clearing activities. All market participants trading through our floor trading and electronic trading venues must have a clearing relationship with a clearing member who will clear their trades through our clearinghouse. Market participants must have similar clearing member relationships to use NYMEX ClearPort® Clearing.

Our principal sources of revenues are clearing and transaction fees derived from trades executed on our divisions, and/or cleared through our clearinghouse, and fees charged for our proprietary futures and options contract price information.

Clearing and transaction fees are dependent primarily upon the volume of trading activity conducted on our divisions and cleared by our clearinghouse. These volumes are impacted by several factors, including:

•	National and international economic and political conditions;
•	Volatility in price levels of the underlying commodities;
•	Market perception of stability in commodities and financial markets;
•	The level and volatility of interest rates and inflation;
•	Supply and demand of alternative fuel sources;
•	Credit quality of market participants; and
•	Weather conditions affecting certain energy commodities.

The relative proportions of member and non-member trading activities, and the trading venues on which market participants trade also impact the levels of clearing and transaction fees. NYMEX Division members and COMEX Division members are afforded more favorable transaction pricing than non-members, and are eligible to participate in certain transaction fee and cost reduction programs, which impact the level of clearing and transaction fees and other revenues.

Market data relating to proprietary prices of contracts executed on our divisions are sold to vendors who redistribute this information to market participants and others. The level of market data fees is dependent upon the number of vendors and the number of end users receiving data through the vendor redistribution process.

Our expenses consist primarily of employee compensation and benefits and the cost of facilities, equipment, software and communications to support our trading and clearing operations. We also incur marketing costs associated with the development and launch of new products and services. We invest in technology and infrastructure to support market expansion, enhance our trading and clearing technology, and develop new products and services.

Market conditions

For the six months ended June 30, 2006, our total volume of futures and options contracts traded and/or cleared was 138.4 million contracts, an increase of 37.7 million contracts or 37.5% from 100.7 million contracts for the same period last year.

In 2005, the volume of total futures and options contracts traded and/or cleared was 215.2 million contracts, an increase of 45.7 million contracts or 27.0%, compared to 169.5 million contracts in 2004.

In 2004, the volume of total futures and options contracts traded and/or cleared was 169.5 million contracts, an increase of 25.6 million contracts or 17.8%, compared to 143.9 million contracts in 2003.

Provided below is a discussion of our three significant components of trading and clearing operations: (i) NYMEX Division; (ii) COMEX Division; and (iii) NYMEX ClearPort® Clearing. NYMEX Division and COMEX Division information presented in the following discussion excludes contracts cleared through NYMEX ClearPort® Clearing. Included in the NYMEX Division volumes are futures contracts of NYMEX Europe Limited (“NYMEX Europe”), our European subsidiary, that are traded on the subsidiary’s trading floor in London, England, which opened during the third quarter of 2005. On June 9, 2006, we closed the open outcry futures exchange in London, England and are migrating its futures contracts to CME Globex electronic trading platform. Trading and clearing volumes discussed in this management’s discussion and analysis are expressed as “round-turns,” which are matched buys and sells of the underlying contracts. These volumes include futures settlement and options exercise transactions for which transaction fees are assessed. Prior to the filing of the second quarter 2004 Form 10-Q, we did not include settlement and exercise volumes in our volume disclosures. Accordingly, prior period volume information has been adjusted to include such transactions for comparative purposes. Open interest represents the average daily number of contracts for which clearing members and their customers are obligated to our clearinghouse and are required to make or take future delivery of the physical commodity (or in certain cases be settled by cash), or close out the position with an offsetting sale or purchase prior to contract expiration. Options open interest represents unexpired, unexercised option contracts.

NYMEX Division

For the six months ended June 30, 2006, the volume of futures and options contracts traded and cleared on the NYMEX Division was 85.9 million contracts, an increase of 16.6 million contracts or 24.0% from 69.3 million contracts for the same period last year.

In 2005, the volume of futures and options contracts traded and cleared on the NYMEX Division was 145.2 million contracts, an increase of 20.4 million contracts or 16.4%, compared to 124.8 million contracts in 2004.

In 2004, the volume of futures and options contracts traded and cleared on the NYMEX Division was 124.8 million contracts, an increase of 12.3 million contracts or 10.9%, compared to 112.5 million contracts in 2003.

The following tables set forth trading and clearing volumes and open interest for our major energy futures and options products.

NYMEX division futures and options contracts traded and cleared

	Six months ended June 30		Year Ended December 31,
(in thousands)	2006	2005	2005	2004	2003

Light sweet crude oil	45,509	38,203	77,224	66,615	57,368
Henry Hub natural gas	16,929	14,281	30,092	26,674	29,490
N.Y. heating oil	7,073	7,200	14,455	13,914	12,466
N.Y. harbor unleaded gasoline	7,448	7,274	14,425	13,892	11,972
Other	8,962	2,359	8,973	3,668	1,165

Total	85,921	69,317	145,169	124,763	112,461

NYMEX division futures and options contracts open interest

	At June 30,		At December 31,
(in thousands)	2006	2005	2005	2004	2003

Light sweet crude oil	3,211	2,291	2,717	1,955	1,333
Henry Hub natural gas	2,130	1,507	1,705	1,334	1,058
N.Y. heating oil	212	273	264	266	194
N.Y. harbor unleaded gasoline	204	212	183	216	129
Other	387	187	701	82	54

Total	6,144	4,470	5,570	3,853	2,768

Light sweet crude oil

For the six months ended June 30, 2006, total futures and options contract volume was 45.5 million contracts, an increase of 7.3 million contracts or 19.1% from 38.2 million contracts for the same period last year.

We believe that the increase in total futures and options contract volume for the six-month period was due, in part, to the continued uncertainty of global oil supplies. Political events in major oil producing countries in the Middle East and Africa continue to heighten concerns over the reliability of oil exports from such countries. As a result, increased volatility and record high price levels have continued to push both futures and options volumes higher.

In 2005, total futures and options contract volume increased by 10.6 million contracts or 15.9%, compared to 2004. We believe that increases in futures and options contract volume were due, in part, to the price volatility of crude oil. The price volatility was caused by historically high price levels, continued strong global demand for crude oil and continued supply concerns. Seasonal factors also contributed to the price volatility, with the cold weather in the Northern Hemisphere affecting the first quarter of 2005, and the severe hurricane season in the Gulf of Mexico disrupting oil refineries during the latter half of 2005. In addition, regional conflicts in the Middle East and Africa contributed to concerns about the security of oil supplies.

In 2004, total futures and options contract volume increased by 9.3 million contracts or 16.1%, compared to 2003. We believe that the increases in futures and options contract volume were due, in part, to the continuing strong global demand for crude oil, particularly in China and the United States. In addition, the price volatility of crude oil increased due to terrorism concerns in the Middle East throughout the year, as well as supply concerns due to the hurricanes that affected the oil refineries located near the Gulf of Mexico in the third quarter of 2004. Finally, continued high price differentials between crude oil and gasoline have resulted in increased trading activity.

Henry Hub natural gas

For the six months ended June 30, 2006, total futures and options contracts volume was 16.9 million contracts, an increase of 2.6 million contracts or 18.5% from 14.3 million contracts for the same period last year.

We believe that the increase in total futures and options contract volume for the six-month period was due, in part, to higher volatility related to a significant decline in the price of natural gas during 2006. The price decline can be directly related to the unusually warm winter weather, as January 2006 was the warmest January on record for the United States according to the

National Weather Service. The warm winter allowed natural gas supplies to remain high heading into the second quarter of 2006. As supplies decreased during the quarter, it created uncertainty in the natural gas market which also led to increased trading activity.

In 2005, total futures and options contract volume increased by 3.4 million contracts or 12.8%, compared to 2004. We believe that increases in futures and options contract volume were due, in part, to significant fluctuations in the price of natural gas during 2005. During 2005, there was a significant increase in price due to record warm weather in the Northeast. This resulted in increased usage to generate electricity for the summer’s high air conditioning demand. In addition, there were continued concerns about the North American natural gas supply, which resulted in higher trading activity. The hurricanes in the Gulf of Mexico caused structural damage to production and processing facilities, which reduced delivery of natural gas and further increased supply concerns. Additionally, colder than normal temperatures in the Eastern U.S. during December contributed to higher trading activity at year end.

In 2004, total futures and options contract volume decreased by 2.8 million contracts or 9.0%, compared to 2003. We believe that the decreases in futures and options contract volume were due, in part, to diminished concern, with the exception of the third quarter of 2004, when hurricanes in the Gulf of Mexico increased concern, regarding the supply of natural gas. Moderately higher storage levels may have reduced concerns about the availability of natural gas for the 2004 winter heating season. In addition, the 2004 summer season was cooler compared to 2003 in several regions of the United States, which may have also reduced supply concerns as less natural gas was needed to power electricity generation plants that produce electricity to meet the summer’s air conditioning demand.

New York heating oil

For the six months ended June 30, 2006, total futures and options contracts volume was 7.1 million contracts, a decrease of 0.1 million contracts or 1.8% from 7.2 million contracts for the same period last year.

We believe that the decrease in total futures and options contract volume for the six-month period was due, in part, to a decrease in the price volatility of heating oil compared to the prior year resulting in decreases in options trading volume. This was offset, in part, by a slight increase in futures trading volume as strong global demand and continued concerns surrounding limited refining capacity resulted in increased futures trading activity.

In 2005, total futures and options contract volume increased by 0.5 million contracts or 3.9%, compared to 2004. We believe that increases in futures and options contract volume were due, in part, to the continuing strong global demand for distillate fuels, which include heating oil, diesel fuel, and jet fuel. In addition, concerns surrounding limited refining capacity continued to cause higher volatility in the heating oil market, resulting in increased trading activity. Refining capacity concerns were strengthened during the latter half of 2005, as severe hurricanes in the Gulf of Mexico caused disruptions to oil refineries in the region. Finally, high price differentials between heating oil and crude oil have also resulted in increased trading activity.

In 2004, total futures and options contract volume increased by 1.4 million contracts or 11.6%, compared to 2003. We believe that the increases in futures and options contract volume were due, in part, to the continuing strong global demand for petroleum products, including heating oil. In addition, price volatility in the heating oil market increased, as supply concerns arose throughout 2004 due to terrorism in the Middle East, as well as the hurricanes that affected the oil refineries located near the Gulf of Mexico during the third quarter of 2004. Finally, high price differentials between crude oil and heating oil have resulted in increased trading activity.

New York harbor unleaded gasoline

For the six months ended June 30, 2006, total futures and options contracts volume was 7.4 million contracts, an increase of 0.1 million contracts or 2.4% from 7.3 million contracts for the same period last year.

We believe that the increase in total futures and options contract volume for the six-month period was due, in part, to an increase in volatility caused by the price of gasoline and record high price differentials between gasoline and crude oil when compared to the same period last year. Gasoline prices continued to rise during the current quarter driven by strong consumer demand and refinery capacity limitations.

In 2005, total futures and options contract volume increased by 0.5 million contracts or 3.8%, compared to 2004. We believe that increases in futures and options contract volume were due, in part, to volatility caused by strong global demand for gasoline. In addition, gasoline prices rose to historically high levels during the third quarter of 2005. This was possibly a result of disruptions to oil refineries due to the hurricanes in the Gulf of Mexico. Finally, high price differentials between gasoline and crude oil have also resulted in increased trading activity.

In 2004, total futures and options contract volume increased by 1.9 million contracts or 16.0%, compared to 2003. We believe that the increases in futures and options contract volume were due, in part, to the continuing strong consumer demand for gasoline. The increased demand was coupled with a decrease in gasoline supply during the third quarter of 2004, as hurricanes in the Gulf of Mexico caused nearby refineries to shut down at times throughout the quarter. These factors attributed to the increased price differential between gasoline and crude oil, resulting in higher trading activity.

COMEX Division

For the six months ended June 30, 2006, the volume of futures and options contracts traded and cleared for the COMEX Division was 19.6 million contracts, an increase of 4.8 million contracts or 32.7% from 14.8 million contracts for the same period last year.

In 2005, the volume of futures and options contracts traded and/or cleared on the COMEX Division was 30.8 million contracts, an increase of 0.4 million contracts or 1.1%, compared to 30.4 million contracts in 2004. Futures contract volume was 26.5 million contracts, an increase of 1.6 million contracts or 6.4%, compared to 24.9 million contracts in 2004. Options contract volume was 4.3 million contracts, a decrease of 1.2 million contracts or 23.0%, compared to 5.5 million contracts in 2004.

In 2004, the volume of futures and options contracts traded and/or cleared on the COMEX Division was 30.4 million contracts, an increase of 5.0 million contracts or 20%, compared to 25.4 million contracts in 2003. Futures contract volume was 24.9 million contracts, an increase of 4.5 million contracts or 22.1%, compared to 20.4 million contracts in 2003. Options contract volume was 5.5 million contracts, an increase of 0.5 million contracts or 10.0%, compared to 5.0 million contracts in 2003.

The following tables set forth trading and clearing volumes and open interest for our major metals futures and options products.

COMEX Division futures and options contracts traded and cleared

	Six months ended June 30,		Year ended December 31,
(in thousands)	2006	2005	2005	2004	2003

Gold	12,662	9,231	19,581	20,417	17,133
Silver	4,888	3,251	6,913	6,302	4,838
High grade copper	2,052	2,270	4,238	3,640	3,281
Aluminum	9	23	39	84	171
Total	19,611	14,775	30,771	30,443	25,423

COMEX Division futures and options contracts open interest

	At June 30,		At December 31,
(in thousands)	2006	2005	2005	2004	2003

Gold	577	649	563	847	900
Silver	255	180	237	165	163
High grade copper	86	126	110	106	99
Aluminum	1	5	1	8	9
Total	919	960	911	1,126	1,171

Gold

For the six months ended June 30, 2006, total futures and options contract volume was 12.7 million contracts, an increase of 3.5 million contracts or 37.2% from 9.2 million contracts for the same period last year.

We believe that the increase in total futures and options contract volume for the six-month periods was due, in part, to the fear of increased inflation as a result of continued escalating energy prices, global geopolitical events and a weakened U.S. currency compared to other international currencies. In addition, an increase in gold storage as collateral for exchange traded gold funds has reduced the quantity available for commercial and financial use which, in turn, has led to increased trading activity.

In 2005, total futures and options contract volume decreased by 0.8 million contracts or 4.1%, compared to 2004. We believe that the increase in futures contract volume was due, in part, to the fear of increased inflation as a result of escalating energy prices, global geopolitical events, a weakened U.S. currency and an increased demand for gold as investors sought an alternative to other investments. The decline in options contracts volume can be attributed to a period of reduced market volatility.

In 2004, total futures and options contract volume increased by 3.3 million contracts or 19.2%, compared to 2003.

Silver

For the six months ended June 30, 2006, total futures and options contract volume was 4.9 million contracts, an increase of 1.6 million contracts or 50.4% from 3.3 million contracts for the same period last year.

In 2005, total futures and options contract volume increased by 0.6 million contracts or 9.7%, compared to 2004. We believe that the increase in futures and options contract volume for the six months ended June 30, 2006 and during 2005 was due, in part, to the increase of silver as an alternative investment, which resulted in an increase in demand and, in turn, a decline in inventories. These factors resulted in increased hedging and speculative demand for silver futures and options.

In 2004, total futures and options contract volume increased by 1.5 million contracts or 30.3%, compared to 2003.

High grade copper

For the six months ended June 30, 2006, total futures and options contract volume was 2.1 million contracts, a decrease of 0.2 million contracts or 9.6% from 2.3 million contracts for the same period last year.

We believe that the decrease in total futures and options contract volume for the six-month period was due, in part, to continued declining global warehouse stocks as a result of increased international demand, strong housing starts and supply disruptions in various parts of the world, which led to increased price levels and volatility.

In 2005, total futures and options contract volume increased by 0.6 million contracts or 16.4%, compared to 2004. We believe that the slight increase in futures contract volume during 2005 was due, in part, to declining global warehouse stocks as a result of increased international demand, strong housing starts and supply disruptions in various parts of the world, which contributed to increased hedging and speculative demand for copper futures.

In 2004, total futures and options contract volume increased by 0.4 million contracts or 10.9%, compared to 2003.

NYMEX ClearPort® Clearing

For the six months ended June 30, 2006, total futures and options contract clearing volume was 32.9 million contracts, an increase of 16.3 million contracts or 98.0% from 16.6 million contracts for the same period last year.

In 2005, futures and options contract clearing volume was 39.3 million contracts, an increase of 25.0 million contracts or 175.0%, compared to 14.3 million contracts in 2004.

In 2004, futures and options contract clearing volume was 14.3 million contracts, an increase of 8.3 million contracts or 137.3%, compared to 6.0 million contracts in 2003.

For the six-month period ended June 30, 2006, there was significant growth in natural gas clearing volume through NYMEX ClearPort® Clearing. We believe this growth was due, in part, to traditional over-the-counter market participants seeking credit risk mitigation provided by the Company’s clearinghouse for off-exchange trade execution activities. In addition, significant growth in the number of different natural gas products offered, as well as additional products for petroleum, electricity and coal on NYMEX ClearPort® Clearing contributed to this increase.

The following tables set forth clearing volumes for products cleared through NYMEX ClearPort® Clearing.

NYMEX ClearPort® Clearing contracts

	Six months ended June 30,		Year ended December 31,
(in thousands)	2006	2005	2005	2004	2003

Natural gas	31,211	15,349	36,856	13,273	5,642
Electricity	755	896	1,849	542	267
Petroleum products	895	353	534	458	106
Coal	23	9	29	7	3
Other	2	—	2	—	—

Total	32,886	16,607	39,270	14,280	6,018

NYMEX ClearPort® Clearing open interest

	At June 30,		At December 31,
(in thousands)	2006	2005	2005	2004	2003

Natural gas	8,692	4,216	5,571	2,783	956
Electricity	318	200	282	79	41
Petroleum products	407	104	80	108	30
Coal	5	2	3	1	1
Other	1	—	—	—	—

Total	9,423	4,522	5,936	2,971	1,028

Critical accounting policies

Clearing and transaction fee revenues

The largest sources of our operating revenues are clearing and transaction fees. These fees are recognized as revenue in the same period that trades are executed and/or cleared on our divisions.

Clearing and transaction fees receivable are monies due from clearing member firms. Exposure to losses on receivables is principally dependent on each clearing member firm’s financial condition. Clearing members’ seats and, since March 14, 2006, shares of our common stock, collateralize fees owed to us. At December 31, 2005, no clearing and transaction fees receivable balance was greater than the related clearing member’s collateral value. Management does not believe that a concentration of credit risk exists from these receivables. We have the right to liquidate a member’s collateral in order to satisfy our receivable.

Clearing and transaction fees receivable are carried net of allowances for member credits, which are based upon expected billing adjustments. Allowances for member credits were $509,000, $385,000 and $256,000 at June 30, 2006, December 31, 2005 and 2004, respectively. We believe the allowances are adequate to cover member credits. We also believe the likelihood of incurring material losses due to non-collectibility is remote and, therefore, no allowance for doubtful accounts is necessary.

Market data revenue

We provide proprietary real-time and delayed market data information to subscribers relating to prices of futures and options contracts traded and cleared on the Exchange. As is the common business practice in the industry, fees are remitted to us by market data vendors on behalf of subscribers. Revenues are accrued for the current month based on the most recent month reported by the vendors. We conduct periodic audits of the information provided. Revenues derived from audit recoveries are recognized when cash is received from the market data vendor. Allowances for uncollectible receivables of $116,000, $78,000 and $121,000 were applied as a reduction to the June 30, 2006, December 31, 2005 and 2004 market data fees receivable balances, respectively. These allowances are intended to cover potential non-collectible vendor receivables as well as future adjustments by the market data vendor customers. At June 30, 2006, the combined amounts due from customers with the ten highest receivable balances represented 93% of the total accounts receivable balance.

Accounting for the impairment or disposal of long-lived assets

Asset impairment and disposition losses for the years ended December 31, 2005, 2004 and 2003 were approximately $0.6 million, $5.4 million and $2.3 million, respectively. We review long-lived assets for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). If facts and circumstances indicate that our long-lived assets might be impaired, the estimated future undiscounted cash flows associated with the long-lived assets would be compared to our carrying value to determine if a write-down to fair value is necessary. If a write-down is required, the amount is determined by comparing fair market values to carrying values in accordance with SFAS No. 144.

Internally developed software

Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, provides guidance on the accounting treatment of costs related to software obtained or developed for internal use. We capitalize certain costs for the development of internal-use software, consisting primarily of software tools and systems. Because most of our capital expenditures are not exclusively used for developing internally used software, we allocate these costs on a project-by-project basis. We capitalize these costs related to software developed for internal use based on the results of this allocation. Capitalized costs are included in property and equipment, net, in our consolidated balance sheets. We amortize these capitalized costs to expense over an estimate of the useful life of the internal-use software, which is generally three to five years. During 2005 and 2004, we determined, based on our SOP 98-1 review, that there were no costs that should be capitalized as internal-use software costs, compared to 2003 when we capitalized approximately $2.0 million in costs.

Results of operations

Net income for the six months ended June 30, 2006 was $71.8 million, an increase of $43.8 million from $28.0 million for the same period last year. This increase was the result of net revenues increasing by $84.0 million, which was partially offset by increases in operating expenses and income taxes of $3.9 million and $36.3 million, respectively.

The increase in net revenues for the six-month period was due to an increase in clearing and transaction fees from higher trading and clearing volumes and market data fees from the implementation of a new price structure which went into effect on January 1, 2006. The increase in operating expenses for the six-month period was due primarily to increases in salaries and employee benefits offset, in part, by decreases in professional services. In addition, an increase in general and administrative costs contributed to the increase during the six-month period.

Net income for the year ended December 31, 2005 was $71.1 million, an increase of $43.7 million or 159.9% compared to 2004. This increase was the result of net revenues increasing by $105.2 million, which was partially offset by increases in operating expenses and income taxes of $21.8 million and $39.7 million, respectively. The increase in net revenues was primarily due to an increase in gross clearing and transaction fees from higher trading and clearing volumes. The increase in operating expenses was due primarily to increases in general and administrative expenses, salaries and employee benefits, marketing costs and occupancy and equipment charges.

Net income for the year ended December 31, 2004 was $27.4 million, an increase of $18.5 million or 208.2% compared to 2003. This increase was the result of net revenues increasing by $53.2 million, which was partially offset by increases in operating expenses and income taxes of $21.6 million and $13.1 million, respectively. The increase in net revenues was primarily due to an increase in gross clearing and transaction fees from higher trading and clearing volumes, as well as the elimination of our proprietary fee reduction program that was in effect during 2003. The increase in operating expenses was due primarily to increases in general and administrative expenses, professional fees, salaries and employee benefits, and asset impairment and disposition losses.

Revenues

Clearing and transaction fees, net

For the six months ended June 30, 2006, clearing and transaction fees were $195.8 million, an increase of $71.7 million or 57.8% from $124.1 million for the same period last year. This increase was due to higher floor trading and NYMEX ACCESS® volumes on both the NYMEX Division and COMEX Division, higher NYMEX ClearPort® Clearing volumes and higher NYMEX miNY™ volumes.

For the six months ended June 30, 2006, average revenue per contract was $1.41, an increase of $0.18 per contract compared to the same period last year. This increase was due to higher average rates per contract on the NYMEX Division and COMEX Division floor trading resulting from a shift in the customer trading mix, as certain customers are charged higher rates per trade than others. In addition, increases in the percentage of volume on NYMEX ACCESS®, NYMEX ClearPort® Clearing and NYMEX miNY™ contributed to the overall rate increase as these venues charge higher rates per trade.

Clearing and transaction fees for the year ended December 31, 2005 were $277.6 million, an increase of $84.3 million or 43.6%, compared to 2004. This increase was due to higher NYMEX Division floor trading volumes, higher NYMEX ACCESS® volumes for both the NYMEX Division and COMEX Division, though we intend to discontinue the use of NYMEX ACCESS® upon the successful transition to CME Globex electronic trading platform higher NYMEX ClearPort® Clearing volumes and higher NYMEX miNY™ volumes. In addition, 2005 yielded a higher aggregate average revenue per contract compared to 2004.

Clearing and transaction fees for the year ended December 31, 2004 were $193.3 million, an increase of $53.6 million or 38.3%, compared to 2003. This increase was due to higher floor trading and NYMEX ACCESS® volumes for both the NYMEX Division and COMEX Division, higher NYMEX ClearPort® Clearing volumes and a higher aggregate average revenue per contract. In addition, the elimination of the proprietary fee reduction program, which was in effect during 2003, also contributed to the increase in revenue.

Gross revenue per contract for the year ended December 31, 2005 increased $0.15 per contract compared to 2004. This increase was due to a shift in the customer trading mix, as certain customers are charged higher rates per trade than others. In addition, an increase in the trading of certain products on NYMEX ClearPort® Clearing as well as higher e-miNYSM contracts volume, contributed to the overall rate increase as these venues charge higher rates per trade.

Gross revenue per contract for the year ended December 31, 2004 increased $0.07 per contract compared to 2003. This increase was due to the customer trading mix and an increase in the trading of certain products on NYMEX ClearPort® Clearing and NYMEX ACCESS®, which charge higher rates per trade.

Market data

For the six months ended June 30, 2006, market data fees were $31.3 million, an increase of $9.4 million or 42.6% from $21.9 million for the same period last year. The increase for the six-month period was due primarily to the implementation of a new price structure that went into effect on January 1, 2006. Increases in the number of market data devices being utilized, for which the Company charges fees, also contributed to the increase.

Market data fees for the year ended December 31, 2005 were $44.5 million, an increase of $11.9 million or 36.6%, compared to 2004. This increase was due primarily to the implementation of a new price structure that went into effect on January 1, 2005. An increase in the number of market data devices being utilized, for which we charged fees, also contributed to the increase in fees. In addition, we began to charge separate vendor administrative fees for the NYMEX Division and COMEX Division in May 2004. Prior to this, vendors were being charged only one administrative fee for access to market data of both divisions. We rely on our market data vendors to supply accurate information regarding the number of subscribers that are accessing our market data. Effective January 1, 2006, we implemented a revised price structure that we anticipate will generate an increase in market data fees compared to the structure in place during 2005.

Market data fees for the year ended December 31, 2004 were $32.6 million, an increase of $0.9 million or 2.9%, compared to 2003. This increase was due primarily to the implementation of separate vendor administrative fees for the NYMEX Division and COMEX Division in May 2004. Prior to this, vendors were being charged only one administrative fee for access to market data for both divisions.

Other revenues

For the six months ended June 30, 2006, other revenues were $7.1 million, an increase of $1.5 million or 27.1% from $5.6 million for the same period last year.

The increase for the six-month period was due primarily to royalty fees, as we have license agreements for which it is paid for the use of certain settlement prices, and rental income. In addition, floor fines that we levied contributed to the increase for the six-month period.

Other revenues for the year ended December 31, 2005 were $11.9 million, an increase of $0.4 million or 3.6%, compared to 2004. This increase was due primarily to an increase in royalty fees, as we have entered into license agreements for which we paid for the use of certain settlement prices. Increases in rental income from tenants occupying space in our headquarters building were offset by additional rental income recorded in 2004 from NYBOT.

Other revenues for the year ended December 31, 2004 were $11.5 million, a decrease of $1.2 million or 9.1%, compared to 2003. This decrease was due primarily to lower revenue from compliance fines, as the third quarter of 2003 included a large compliance fine levied on one of our clearing members offset, in part, by additional rental income recorded in 2004 from NYBOT.

Investment income

For the six months ended June 30, 2006, investment income was $2.8 million, an increase of $0.4 million from $2.4 million for the same period last year. The increase for the six-month period was due primarily to interest income from municipal and government obligations due to higher interest rates in the current year period.

Investment income for the year ended December 31, 2005 was $8.9 million, an increase of $5.0 million or 128.5%, compared to 2004. This increase was due primarily to an increase in the amount of investment assets as well as higher interest rates when compared to 2004.

Investment income for the year ended December 31, 2004 was $3.9 million, essentially flat compared to 2003.

Interest income from securities lending

In December 2004, we entered into an agreement with JPMorgan Chase Bank, N.A. (“JPMorgan”) to participate in a securities lending program, which was implemented in January 2005. For the year ended December 31, 2005, interest income from securities lending was $68.8 million. For the six months ended June 30, 2006, interest income from securities lending was $60.5 million, an increase of $40.6 million from $19.9 million for the same period last year. This increase was the result of increased lending which, in turn, resulted in higher collateral for us to invest. Interest expense from securities lending increased as a result of the increase in the corresponding liability on the collateral.

Operating expenses

Salaries and employee benefits

For the six months ended June 30, 2006, salaries and employee benefits were $37.5 million, an increase of $7.4 million or 24.6% from $30.1 million for the same period last year. The increase for the six-month period was due primarily to higher employee costs attributable to an increase in the number of employees, as well as higher overall compensation levels, compared to the same periods last year.

Salaries and employee benefits for the year ended December 31, 2005 were $62.4 million, an increase of $5.1 million or 8.8%, compared to 2004. This increase was due primarily to an increase in the number of employees, as well as higher overall compensation levels, when compared to 2004. In addition, we incurred additional temporary staffing during 2005 to assist in the start-up of our trading floors in Dublin, Ireland and London, England. These increases were offset, in part, by a decline in 2005 severance costs, as we incurred additional severance costs in 2004 with respect to one of our senior executives.

Salaries and employee benefits for the year ended December 31, 2004 were $57.4 million, an increase of $3.0 million or 5.4%, compared to 2003. This increase was due primarily to an increase in severance costs we incurred in the second quarter of 2004 with respect to one of our senior executives, as well as lower levels of capitalized compensation related to internally developed software activities. This increase was partially offset by a decline in the average number of employees as compared to 2003.

Occupancy and equipment

For the six months ended June 30, 2006, occupancy and equipment expenses were $14.0 million, an increase of $0.4 million or 2.9% from $13.6 million for the same period last year.

The increase for the six-month period was due primarily to lease termination costs we incurred in regards to one of the properties we lease and an increase in rent expense on our trading floor and office space in London, England, as the comparable prior year period did not include six full months of rent expense. This increase was offset, in part, by reduced repair and maintenance charges on our headquarters facility during the current year period.

Occupancy and equipment expenses for the year ended December 31, 2005 were $28.5 million, an increase of $2.1 million or 7.9%, compared to 2004. This increase was due primarily to rent and associated expenses incurred by us on our trading floors and office space in Dublin, Ireland and London, England. The London trading floor was not in existence during the prior year and the Dublin trading floor was not opened until the fourth quarter of 2004. On June 9, 2006, we closed the open outcry futures exchange in London, England. Despite its closure, we continue to incur expenses including our on-going lease of the trading floor property. We hope to terminate this lease in the near future. We also incurred additional costs in 2005 related to security enhancements at our corporate headquarters located in downtown New York City.

Occupancy and equipment expenses for the year ended December 31, 2004 were $26.4 million, a decrease of $0.3 million or 1.0%, compared to 2003. This decrease was due primarily to additional rent and associated expenses that we incurred in the first half of 2003 to maintain a temporary disaster recovery site, and was partially offset by additional rent and associated expenses that we incurred during the fourth quarter of 2004 for the rent of our temporary trading floor in Dublin, Ireland.

Depreciation and amortization

For the six months ended June 30, 2006, depreciation and amortization expenses were $8.2 million, an increase of $0.1 million or 1.7% from $8.1 million for the same period last year.

The increase for six-month period was due primarily to accelerated depreciation recorded on certain leasehold improvements and equipment. In March 2006, we decided that we would cease our floor trading operations of NYMEX Europe and focus exclusively on electronic trading. We anticipated that the trading floor would close around June 30, 2006. Based on this timeframe, we made a change in estimate to the useful life of certain leasehold improvements and equipment. The net book value of the leasehold improvements and equipment that pertained to the trading floor operations were written off over their shortened useful life in accordance with SFAS No. 154, Accounting Changes and Error Corrections.

Partially offsetting these increases were lower depreciation charges on certain assets during the six-month period ended June 30, 2006. The prior year period includes depreciation on assets that were purchased in 2001 and 2002. Capital expenditures for these years were significantly higher compared to more recent years. A majority of these assets were depreciated over an estimated useful life of two to five years and were fully depreciated in 2005 and, therefore, not depreciated during the current six-month period.

Depreciation and amortization expense for the year ended December 31, 2005 was $15.2 million, a decrease of $6.6 million or 30.2%, compared to 2004. This decrease was due primarily to the write-off of fixed assets during the quarter ended September 30, 2004, which was a result of our identifying, through an internal review, a material weakness in our internal controls relating to the acquisition, tracking and disposition of property and equipment. This resulted in a lower fixed asset base during 2005 which, in turn, yielded lower depreciation compared to 2004. We have remediated this weakness and have instituted new asset-tagging procedures, new controls over the disposition of assets, and a monthly review process that verifies the valuation, categorization and estimated useful life of all fixed asset additions. In addition, we have begun implementing new automated processes to replace certain manual processes.

Depreciation and amortization expense for the year ended December 31, 2004 was $21.8 million, a decrease of $2.9 million or 11.7%, compared to 2003. This decrease was due primarily to a $5.3 million charge, in the fourth quarter of 2003, which resulted from our shortening the estimated useful lives of a significant component of our existing technology infrastructure. This decrease was partially offset by the additional depreciation that resulted in 2004 from these shortened estimated useful lives. In addition, as noted above, during the third quarter of 2004 we, identified through an internal review, a material weakness in our internal controls relating to the acquisition, tracking and disposition of property and equipment. As a result, certain fixed assets were adjusted to properly reflect their estimated remaining useful lives. Depreciation expense attributable to the change in estimated remaining useful lives of these assets was $1.0 million, and was recognized in the third quarter of 2004. This adjustment did not have an impact on our cash flows for 2004.

General and administrative

For the six months ended June 30, 2006, general and administrative expenses were $26.1 million, an increase of $1.9 million or 8.0% from $24.2 million for the same period last year.

The increase for the six-month period was due primarily to higher transaction costs we incurred during the current year period, which we believe are necessary in promoting our business. Partially offsetting this increase is a decrease in transaction costs incurred during the current year period for the trading of products on the CME Globex electronic trading platform as noted above.

General and administrative expenses for the year ended December 31, 2005 were $52.6 million, an increase of $20.2 million or 62.4%, compared to 2004. On September 12, 2005, we launched an open outcry futures exchange in London, England, which resulted in additional costs not present in 2004. Upon opening the London trading floor, we ceased our operations in Dublin, Ireland, which opened during the fourth quarter of 2004. The increase in general and administrative expenses was due primarily to transaction costs that we incurred during 2005, which we believed were necessary to promote trading in London and, previously, in Dublin. Travel-related costs associated with the establishment and operation of our aforementioned trading floors also contributed to the increase. On June 9, 2006, we closed the open outcry futures exchange in London, England but we continue to incur general and administrative expenses.

General and administrative expenses for the year ended December 31, 2004 were $32.4 million, an increase of $9.1 million or 38.9%, compared to 2003. This increase was due primarily to the implementation of, in the second quarter of 2003, an arrangement with third-party brokers whereby fees were paid to the brokers for submitting individually negotiated off-exchange trades to the Exchange for the clearing of specified products. In addition, during the fourth quarter of 2004, additional travel-related expenses were incurred as we established our new trading floor in Dublin, Ireland. These increases were partially offset by a decrease in litigation settlements during 2004.

Professional services

For the six months ended June 30, 2006, professional services expenses were $7.5 million, a decrease of $7.5 million or 49.8% from $15.0 million for the same period last year.

The decrease for the six-month period was due primarily to lower consulting and legal fees, as the prior year period reported a significant amount of costs relating to our international business expansion initiatives.

Professional services expenses for the year ended December 31, 2005 were $27.4 million, an increase of $0.8 million or 3.1%, compared to 2004. This increase was due primarily to higher tax consultation fees which we incurred to support its business expansion initiatives.

Professional services expenses for the year ended December 31, 2004 were $26.5 million, an increase of $9.1 million or 52.3%, compared to 2003. This increase was due primarily to higher consulting fees related to our strategic business initiatives, as well as fees for compliance with the Sarbanes-Oxley Act of 2002 and other consulting expenses. In addition, legal fees during 2004 increased due to ongoing involvement in certain litigation.

Telecommunications

For the six months ended June 30, 2006, telecommunications expenses were $3.5 million, an increase of $0.1 million or 3.0% from 3.4 million for the same period last year.

The increase for the six-month period was due primarily to higher data communication expenses needed to support the growth in market data fees. This increase was partially offset by decreases in telephone related costs during the current year periods.

Telecommunications expenses for the year ended December 31, 2005 were $6.9 million, an increase of $0.9 million or 14.4%, compared to 2004. This increase was due primarily to higher data communication expenses needed to support the growth in our market data business, as well as costs associated with the London and Dublin trading floors.

Telecommunications expenses for the year ended December 31, 2004 were $6.1 million, an increase of $0.2 million or 2.1%, compared to 2003. This increase was due primarily to an increase in voice communication expenses which we incurred in 2004 to support our international expansion initiatives.

Marketing

For the six months ended June 30, 2006, marketing expenses were $2.7 million, an increase of $0.9 million or 48.5% from $1.8 million for the same period last year.

The increase for the six-month period was due primarily to higher advertising and other marketing expenses attributable to our expansion initiatives.

Marketing expenses for the year ended December 31, 2005 were $5.2 million, an increase of $2.7 million or 109.1%, compared to 2004. This increase was due primarily to higher advertising and other marketing expenses attributable to our international expansion initiatives.

Marketing expenses for the year ended December 31, 2004 were $2.5 million, an increase of $0.4 million or 19.7%, compared to 2003. This increase was due primarily to advertising costs associated with our opening of a trading floor in Dublin, Ireland.

Other

For the six months ended June 30, 2006, other expenses were $5.1 million, an increase of $0.6 million or 14.2% from $4.5 million for the same period last year.

The increase for the six-month period was due primarily to losses we incurred in connection with our joint venture agreement.

Other expenses for the year ended December 31, 2005 were $9.9 million, an increase of $1.6 million or 18.6%, compared to 2004. This increase was due primarily to higher charitable contributions, as we gave a sizeable donation to benefit the victims of hurricane Katrina. In addition, the loss incurred on our joint venture agreement, which we entered into during 2005, is recorded in other expenses.

Other expenses for the year ended December 31, 2004 were $8.4 million, an increase of $0.3 million or 3.4%, compared to 2003. This increase was due primarily to higher charitable contributions in 2004.

Interest expense

For the six months ended June 30, 2006, interest expense was $3.3 million, down slightly from the same period last year. The decrease for the six-month period was due to a lower principal balance on our long-term debt during the current year period.

Interest expense for the year ended December 31, 2005 was $6.9 million, a decrease of $0.2 million or 2.7%, compared to 2004. Interest expense for the year ended December 31, 2004 was $7.0 million, a decrease of $0.2 million or 2.7%, compared to 2003. The decrease for both years was due to the annual principal payments we made on our long-term debt.

Asset impairment and disposition losses

The loss on impairment and disposition of property and equipment for the six months ended June 30, 2006 was $0.8 million. We, in the normal course of business, record charges for the impairment and disposal of assets which we determine to be obsolete.

Asset impairment and disposition losses for the year ended December 31, 2005 were $0.6 million, a decrease of $4.8 million or 88.8%, compared to 2004. We, in the normal course of business, record charges for the impairment and disposal of assets which we determine to be obsolete. During the third quarter of 2004, we identified a material weakness in our internal controls relating to the acquisition, tracking and disposition of property and equipment. We have remediated this weakness and have instituted new asset-tagging procedures, new controls over the disposition of assets, and a monthly review process that verifies the valuation, categorization and estimated useful life of all fixed asset additions. In addition, we have begun implementing new automated processes to replace certain manual processes.

Asset impairment and disposition losses for the year ended December 31, 2004 were $5.4 million, an increase of $3.0 million or 128.7%, compared to 2003. During the third quarter of 2004, as noted above, we identified a material weakness in our internal controls relating to the acquisition, tracking and disposition of property and equipment. As a result, we recorded a charge of $3.4 million in the third quarter of 2004 consisting of $1.6 million for certain fixed assets that had been disposed of during prior periods and $1.8 million related to a reduction of fixed asset net book values resulting from a physical inventory of certain fixed asset categories. These adjustments did not have an impact on our cash flows for 2004 or prior years. Charges related to assets disposed of in the normal course of business for 2004 were $2.0 million.

Provision for income taxes

Our effective tax rate was 45.2% for the six months ended June 30, 2006, compared to 45.0% for the same period last year. The difference between the effective tax rates was due primarily to a lower proportion of tax-exempt income as a result of higher pre-tax income in the current year. In addition, the non-deductibility of certain losses and/or expenses we have incurred in relation to our international joint venture agreement contributed to the increase in the effective tax rate.

Our effective tax rate was 45.7% in 2005, 42.5% in 2004 and 44.3% in 2003. The increase in 2005 was due primarily to a lower proportion of tax-exempt income as a result of higher pre-tax income in 2005 compared to 2004. In addition, the non-deductibility of certain losses and/or expenses we have incurred in relation to an international joint venture agreement contributed to the increase in the effective tax rate. The effective tax rate declined in 2004 due primarily to a release of the valuation allowance during the year relating to charitable contribution carryovers.

Financial condition and cash flows

Liquidity and capital resources

At June 30, 2006, we had $165.6 million in cash and cash equivalents, securities purchased under agreements to resell and marketable securities. Working capital at June 30, 2006 was $147.9 million.

At December 31, 2005 and 2004, we had $143.6 million and $167.4 million, respectively, in cash and cash equivalents, securities purchased under agreements to resell and marketable securities. Working capital at December 31, 2005 and 2004 was $112.9 million and $134.4 million, respectively. We have long-term AA+ and short-term A-1+ counter-party credit ratings from Standard & Poor’s Rating Services. These ratings were initially obtained in April 2003 and were sustained through a ratings review in December 2005.

Cash flows

Our principal sources of cash are fees collected from clearing members for trading and/or clearing futures and options transactions, fees collected from market data vendors for distribution of our proprietary contract price information, and rent collected from tenants leasing space in our headquarters building. Principal uses of cash include operating expenses, income taxes, capital expenditures, debt service, dividends and payments made to members and third parties under certain incentive programs.

The following table provides a summary of significant cash flow categories for the six months ended June 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003:

	Six months ended June 30,		Years ended December 31
(in thousands)	2006	2005	2005	2004	2003

Net cash flow provided by (used in):
Operating activities	$70,616	$28,840	$82,093	$68,775	$29,908
Investing activities	(353,932)	(1,654,007)	(2,272,614)	(59,637)	(18,840)
Financing activities	262,786	1,623,511	2,223,101	(7,817)	(10,319)

Net increase (decrease) in cash and cash equivalents	$(20,530)	$(1,656)	$32,580	$1,321	$749

Net cash provided by operating activities includes cash inflows related to operating revenues, net of cash outflows related to operating expenses, income taxes and payments to members and third parties under certain incentive programs.

Net cash provided by operating activities for the six months ended June 30, 2006 was $70.6 million, an increase of $41.8 million compared to the same period last year. This increase was due primarily to an increase in net revenues offset, in part, by an increase in income tax payments during the current year period.

Net cash provided by operating activities for the year ended December 31, 2005 was $82.1 million, an increase of $13.3 million compared to 2004. This increase was due primarily to an increase in operating revenues. This increase was offset, in part, by an increase in payments made in 2005 for programs designed to provide incentives to third parties to establish business with us, as well as an increase in income tax payments.

Net cash provided by operating activities for the year ended December 31, 2004 was $68.8 million, an increase of $38.9 million compared to 2003. This increase was due primarily to an increase in operating revenues and the elimination of our proprietary fee reduction program in 2004. This increase was offset, in part, by an increase in payments made in 2004 for programs designed to provide incentives to third parties to establish business with us, as well as an increase in income tax payments.

Under our securities lending program with JPMorgan, we lend out securities in exchange for cash collateral which, in turn, is invested on an overnight basis. The cash collateral received is recorded as a liability and presented in financing activities on our consolidated statements of cash flows. The corresponding investment is recorded as an asset and presented in investing activities on our consolidated statements of cash flows.

Net cash used in investing activities for the six months ended June 30, 2006, exclusive of securities purchased under the securities lending program, was $50.6 million, an increase of $23.6 million compared to the same period last year. This increase was due primarily to the investment of higher operating cash flow into marketable securities.

Net cash used in financing activities for the six months ended June 30, 2006, exclusive of cash received under the securities lending program, was $40.5 million, an increase of $37.0 million compared to the same period last year. This increase was due primarily to cash dividends paid to our common stockholders totaling $193.6 million offset, in part, by $160 million we received in connection with the sale of a 10% equity interest in the Company. We paid cash dividends to our common stockholders totaling $3.5 million in the prior year period. We reserve the right to pay discretionary future dividends.

Net cash provided by investing activities for the year ended December 31, 2005, exclusive of securities purchased under the securities lending program, was $42.0 million, an increase of $101.6 million compared to 2004. This increase was due primarily to a transfer of marketable securities into operating cash to fund the payment of an $81.6 million dividend to our common stockholders during 2005. This increase was offset, in part, by higher capital expenditures in 2005, as we incurred leasehold improvement and technology costs for the build-out of our trading floor in London.

Net cash used in investing activities for the year ended December 31, 2004 was $59.6 million, an increase of $40.8 million compared to 2003. This increase was due primarily to the investment of higher operating cash flow into marketable securities. Capital expenditures for 2004 were $6.6 million and consisted primarily of infrastructure for the trading floor telephone system, computer equipment and software to support our technology initiatives.

Financing activities consist of dividends paid to the stockholders of ours and principal payments under its long-term debt agreements. Net cash used in financing activities for the year ended December 31, 2005, exclusive of cash received under the securities lending program was $91.5 million, an increase of $83.7 million compared to 2004. Dividends paid in 2005 were $88.7 million or $108,701 per share, excluding the effects of the 90,000-for-1 recapitalization on March 14, 2006. Excluding the effects of the 90,000-for-1 recapitalization of our common stock on March 14, 2006, our board of directors declared dividends of $3.5 million or $4,289 per share in December 2004, $3.6 million or $4,412 per share in June 2005 and $81.6 million or $100,000 per share in July 2005 that were paid in January 2005, July 2005 and August 2005, respectively. In December 2005, a dividend of $3.6 million or $4,412 per share was declared and subsequently paid in January 2006. We reserve the right to pay discretionary future dividends out of funds legally available therefor. See section entitled “Dividend policy.”

Excluding the effects of the 90,000-for-1 recapitalization of our common stock on March 14, 2006, dividends paid in 2004 were $5.0 million or $6,127 per share. Our board of directors declared dividends of $2.5 million or $3,064 per share, excluding the effects of the 90,000-for-1 recapitalization, in December 2003 and July 2004 that were paid in January 2004 and July 2004, respectively. In December 2004, a dividend of $3.5 million or $4,289 per share, excluding the effects of the 90,000-for-1 recapitalization, was declared and subsequently paid in January 2005. See section entitled “Dividend policy.”

We believe that our cash flows from operations and existing working capital will be sufficient to meet our needs for the foreseeable future, including capital expenditures, debt service and dividends. Subject to certain limitations under existing long-term note agreements, we have the ability, and may seek to raise capital through the issuance of debt or equity in the private and public capital markets.

Investment policy

We maintain cash and short-term investments in an amount sufficient to meet our working capital requirements. Our investment policies are designed to maintain a high degree of liquidity, emphasizing safety of principal and total after tax return. Excess cash on hand is generally invested overnight in securities purchased under agreements to resell and short-term marketable securities. Cash that is not required to meet daily working capital requirements is invested primarily in high-grade tax-exempt municipal bonds, and obligations of the U.S. government and its agencies. We also invest in equity securities. At June 30, 2006 and 2005 and December 31, 2005 and 2004, cash and investments were as follows:

	June 30,		December 31,
(in thousands)	2006	2005	2005	2004

Cash and cash equivalents	$15,134	$1,428	$35,664	$3,084
Securities purchased under agreements to resell	4,800	26,666	6,900	19,324
Marketable securities	145,665	158,349	100,993	144,950

Total	$165,599	$186,443	$143,557	$167,358

Included in marketable securities at June 30, 2006 and December 31, 2005 are investments totaling $11.9 million and $11.8 million respectively relating to the COMEX Division Members’ Recognition and Retention Plan. This plan provides benefits to certain members of the COMEX Division based on long-term membership, and participation is limited to individuals who were owners of COMEX Division memberships prior to our acquisition of COMEX in 1994.

Also included in marketable securities are investments that are pledged as collateral with one of our investment managers relating to a membership seat financing program. Under this program, the investment manager extends credit to individuals purchasing NYMEX Division memberships.

We are required, under the Commodity Exchange Act, to maintain separate accounts for cash and securities that are deposited by clearing members, at banks approved by us, as margin for house and customer accounts. These margin deposits are used by members to meet their obligations to us for margin requirements on open futures and options positions, as well as delivery obligations. In addition, each clearing member is required to maintain a security deposit, in the form of cash or U.S. treasury securities with a maturity of ten years or less or money market mutual funds, of a minimum of $2.0 million in a guaranty fund (the “Guaranty Fund”). The Guaranty Fund contained approximately $200.0 million in cash, U.S. treasury securities and money market mutual funds as of June 30, 2006. The Guaranty Fund is controlled by us and may be used to cover the financial defaults of a clearing member on either or both divisions. These amounts on deposit in the Guaranty Fund, however, are not our property and are not available to pay debt service. Interest earned on security deposits, in the form of U.S. treasury securities and money market mutual funds, is the property of the clearing member firm that deposited such security while interest earned on security deposits in the form of cash is our property. Such balances are included in our consolidated balance sheets, and are generally invested overnight in securities purchased under agreements to resell.

In accordance with our securities lending program, JPMorgan, as agent, will lend on an overnight basis, a portion of the clearing members’ securities on deposit in our margin deposits and Guaranty Fund to third parties in return for cash collateral. JPMorgan, in turn, invests the cash collateral overnight in various investments on behalf of us in accordance with our internal investment guidelines.

Clearinghouse

We operate a clearinghouse, standing as a financial intermediary on every open futures and options transaction cleared. Through our clearinghouse, we maintain a system of guarantees for performance of obligations owed to buyers and sellers. This system of guarantees is supported by several mechanisms, including margin deposits, guaranty funds posted by clearing members with our clearinghouse default insurance. The amount of margin deposits on hand will fluctuate over time as a result of, among other things, the extent of open positions held at any point in time by market participants in NYMEX Division and COMEX Division contracts and the margin rates then in effect for such contracts.

We are required, under the Commodity Exchange Act, to maintain separate accounts for cash and securities that are deposited by clearing members at banks, approved by us, as margin for house and customer accounts. These clearing deposits are used by members to meet their obligations to us for margin requirements on open futures end options positions, as well as delivery obligations.

As a safeguard to ensure proper settlement of contracts, each clearing member is required to maintain a security deposit, in the form of cash or U.S. treasury securities with a maturity of ten years or less or money market mutual funds, of a minimum of $2.0 million in the Guaranty Fund. The Guaranty Fund contained approximately $200.0 million in cash, U.S. treasury securities and money market mutual funds as of June 30, 2006. The Guaranty Fund is controlled by us and may be used to cover the financial defaults of a clearing member on either or both divisions. These amounts on deposit in the Guaranty Fund, however, are not our property and are not available to pay debt service. Interest earned on security deposits, in the form of U.S. treasury securities and money market mutual funds, is the property of the clearing member firm that deposited such security while interest earned on security deposits in the form of cash is our property. We also maintain a $115 million default insurance policy to protect us and clearing members in the event that a default in excess of $200.0 million occurs. We pay the insurance premiums on the default insurance policy. Additionally, we intend to enter into a revolving credit agreement. This agreement will provide a line of credit which could be drawn upon in the event of a clearing member default. Such an arrangement will provide us with same-day funds to settle such clearing member default, while providing enough time for an efficient distribution from the Guaranty Fund. Proceeds from the sale of Guaranty Fund securities would be used to repay borrowings under the line of credit.

During the first quarter of 2004, we established additional retail customer protections supported by a commitment of at least $10 million available at all times to promptly reimburse retail customers in the event of a clearing member default as a result of a default by another customer where margin funds from the retail customer’s account are used to address the default. Retail customers are defined as those that do not otherwise qualify as “eligible contract participants” under the requirements of the Commodity Exchange Act, and are not floor traders or floor brokers on the Exchange or family members of an Exchange floor trader or floor broker who maintains an account at the same clearing firm.

The Exchange, as a self-regulatory organization, has instituted detailed risk-management policies and procedures to guard against default risk with respect to contracts traded and cleared on the Exchange. In order to manage the risk of financial non-performance, the Exchange (i) has established that clearing members maintain at least $5 million in minimum working capital; (ii) limits the number of net open contracts that can be held by any clearing member, based upon that clearing member’s capital; (iii) requires clearing members to post original margin collateral for all open positions, and to collect original margin from their customers; (iv) pays and collects variation margin on a marked-to-market basis at least twice daily; (v) requires clearing members to collect variation margin from their customers; (vi) requires deposits to the Guaranty Fund from clearing members which would be available to cover financial non-performance; and (vii) has broad assessment authority to recoup financial losses. The Exchange also has extensive surveillance and compliance operations and procedures to monitor and enforce compliance with rules pertaining to the trading, position sizes, delivery obligations and financial condition of members. In addition, the NYMEX Division clearing member, as all NYMEX Division member firms, must pledge two Class A memberships, or “seats,” at NYMEX Exchange and 180,000 shares of our common stock. The COMEX Division clearing member firm, as all COMEX Division member firms, must pledge two COMEX Division memberships.

As part of the Exchange’s powers and procedures designed to backstop contract obligations in the event of a default, the Exchange may levy assessments on any of its clearing members if there are insufficient funds available to cover a deficit. The maximum assessment on each clearing member firm is the lesser of $30 million or 40% of such clearing member firm’s working capital.

We are entitled to earn interest on cash balances posted as margin deposits and in the Guaranty Fund. Such balances are included in our consolidated balance sheets, and are generally invested overnight in securities purchased under agreements to resell.

The following table sets forth margin deposits and Guaranty Fund balances held by us on behalf of clearing members at June 30, 2006 and 2005 and December 31, 2005 and 2004:

	June 30, 2006			June 30, 2005
	Margin deposits	Guaranty funds	Total funds	Margin deposits	Guaranty funds	Total funds

	(in thousands)
Cash and securities earning interest for NYMEX Holdings
Cash	$3,534	$—	$3,534	$13	$—	$13
Securities held for resale	$27,460	$2,290	$29,750	$137,210	$2,280	$139,490

Total cash and securities	$30,994	$2,290	$33,284	$137,223	$2,280	$139,503

Cash and securities earning interest for members
Money market funds	4,919,050	54,251	4,973,301	2,326,500	—	2,326,500
U.S. treasuries	14,594,198	181,616	14,775,814	8,504,108	148,151	8,652,259
Letters of credit	2,096,765	—	2,096,765	689,344	—	689,344

Total cash and securities	$21,610,013	$235,867	$21,845,880	$11,519,952	$148,151	$11,668,103

Total funds	$21,641,007	$238,157	$21,879,164	$11,657,175	$150,431	$11,807,606

	December 31, 2005			December 31, 2004
	Margin deposits	Guaranty funds	Total funds	Margin deposits	Guaranty funds	Total funds

	(in thousands)
Cash and securities earning interest for NYMEX Holdings
Cash	$14	$—	$14	$521	$54	$575
Securities held for resale	$88,031	$4,510	$92,541	$31,950	$2,300	$34,250

Total cash and securities	$88,045	$4,510	$92,555	$32,471	$2,354	$34,825

Cash and securities earning interest for members
Money market funds	4,535,750	—	4,535,750	2,914,820	—	2,914,820
U.S. treasuries	11,513,902	142,866	11,656,768	7,322,495	148,026	7,470,521
Letters of credit	2,091,909	—	2,091,909	511,002	—	511,002

Total cash and securities	$18,141,561	$142,866	$18,284,427	$10,748,317	$148,026	$10,896,343

Total funds	$18,229,606	$147,376	$18,376,982	$10,780,788	$150,380	$10,931,168

Future cash requirements

We have three series of unsecured long-term debt, which mature in 2011, 2021 and 2026, respectively. For the six months ended June 30, 2006 and 2005 and the years ended December 31, 2005 and 2004, notes payable consisted of the following:

	June 30,		December 31,
	2006	2005	2005	2004

	(in thousands)		(in thousands)

Private placement notes
7.48%, Senior Notes, Series A, due 2011	$16,915	$19,732	$16,915	$19,732
7.75%, Senior Notes, Series B, due 2021	54,000	54,000	54,000	54,000
7.84%, Senior Notes, Series C, due 2026	15,000	15,000	15,000	15,000

Total private placement notes	85,915	88,732	85,915	88,732
Less current maturities	(2,817)	(2,817)	(2,817)	(2,817)

Total long-term debt	83,098	85,915	$83,098	$85,915

Notes payable that become due during the next five years are as follows (in thousands):
2006			$2,817
2007			$2,817
2008			$2,817
2009			$2,817
2010			$2,817

The senior notes are subject to a prepayment penalty in the event they are paid off prior to their scheduled maturities. We believe that any economic benefits derived from early redemption of these notes would be offset by the redemption penalty. These notes place certain limitations on our ability to incur additional indebtedness.

In connection with our operating activities, we entered into certain contractual obligations. Our material contractual cash obligations include long-term debt, services agreements, operating leases, a capital lease and other contracts.

A summary of our minimum required future cash payments associated with our contractual cash obligations outstanding as of June 30, 2006, as well as an estimate of the timing in which these commitments are expected to expire, are set forth in the following table:

	Payments Due by Period
(in thousands)	2006	2007	2008	2009	2010	Thereafter	Total

Contractual Obligations
Long-term debt principal	$2,817	$2,817	$2,817	$2,817	$2,817	$71,830	$85,915
Long-term debt interest	3,313	6,416	6,205	5,994	5,783	41,786	69,497
Services agreements¹	5,408	9,250	10,080	10,270	11,571	30,948	77,527
Operating leases—facilities	1,818	3,477	3,452	3,479	3,758	7,822	23,806
Operating leases—equipment	1,180	1,858	1,555	613	—	—	5,206
Capital lease	83	—	—	—	—	—	83
Other long-term obligations	800	800	800	800	800	7,003	11,003

Total contractual obligations	$15,419	$24,618	$24,909	$23,973	$24,729	$159,389	$273,037

[1]

Services agreements include required minimum payments in accordance with the technology services agreement with CME. The agreement has a ten-year term from the launch date with rolling three-year extensions. Either party may elect to terminate it between the fifth and the sixth year anniversary of the first launch date upon written notice and payment of a termination fee. As a result, the Company’s current minimum obligation under the agreement is for payments in years one through five. As such, the Contractual Obligation table above sets forth our minimum obligation for years one through five, including the related termination fee in the event we elect to terminate the agreement. In addition, the services agreements category includes employment agreements as filed with the SEC.

Our senior notes are subject to a prepayment penalty in the event they are paid off prior to their scheduled maturities. We believe that any economic benefits derived from early redemption of these notes would be offset by the redemption penalty. These notes place certain limitations on our ability to incur additional indebtedness.

In accordance with our joint venture to establish DME, we will be required to contribute capital to the joint venture in an aggregate amount of $9.8 million over a five-year period, contingent upon the DME’s achievement of certain agreed upon performance targets. During 2005, we made an initial capital contribution of $2.5 million and in the first quarter of 2006 made a second capital contribution of $2.5 million to the joint venture.

In December 2003, we settled the legal action brought by eSpeed, Inc., and Electronic Trading Systems Corporation alleging that we infringed, through use of our electronic trading system, upon eSpeed, Inc.’s rights as the owner of United States Patent No. 4,903,201. Under the settlement agreement, we made a payment of $2.0 million in December 2003, 2004 and 2005, and are required to make a final payment of $2.0 million in December 2006. We have fully reserved for this settlement and, therefore, the 2006 payment will not affect our future consolidated results of operations.

Other matters

In February 2004, the CFTC issued an order requiring, among other things, that we establish and maintain a permanent retail customer protection mechanism supported by a commitment of not less than $10 million, which must be available at all times to reimburse retail customers trading on our divisions whose original margin might be lost in the default of another customer of their clearing member. We have established the retail customer protection mechanism. Based on historical patterns, we believe that the likelihood of a default that would require reimbursement under this mechanism is remote. Therefore, we have not established, and do not expect in the future to establish, a liability related to this commitment.

In 2002, we received a $5 million cash grant as a result of a government program to aid those affected by the September 11, 2001 terrorist attacks. This grant is subject to certain recapture provisions over a ten-year period, and is being recognized ratably over the recapture period as a reduction of occupancy and equipment expense. Based on our expectations as of the date of this prospectus, we expect to meet all requirements of the grant and retain the entire amount.

Recent accounting pronouncements and changes

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). This statement replaces Accounting Principles Board No. 20, Accounting Changes (“APB 20”) and SFAS No. 3, Reporting Accounting Changes in Interim financial Statements—An Amendment of APB Opinion No. 28. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is not practicable to do so. APB 20 previously required that most voluntary changes in accounting principle be recognized with a cumulative effective adjustment in net income of the period in which the change occurred. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will evaluate the application of SFAS No. 154; since its adoption on January 1, 2006, there has not been a material impact on our results of operations and financial position.

In November 2005, the FASB issued FASB Staff Position (“FSP”) Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. FSP Nos. FAS 115-1 and FAS 124-1 amend SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, SFAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, as well as APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. This guidance nullifies certain requirements of EITF 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. FSP Nos. FAS 115-1 and FAS 124-1 include guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to not be other-than-temporarily impaired. FSP Nos. FAS 115-1 and FAS 124-1 also require other-than-temporary impaired debt securities to be written down to their impaired value, which becomes the new cost basis. FSP Nos. FAS 115-1 and FAS 124-1 are effective for fiscal periods beginning after December 15, 2005. We will evaluate the application of FSP Nos. FAS 115-1 and FAS 124-1; since its adoption on January 1, 2006, there has not been a material impact on our results of operations and financial position.

The adoption of the following recent accounting pronouncements issued by the FASB did not have a material impact on our consolidated results of operations and financial condition:

•	SFAS No. 151, Inventory Costs–An Amendment of ARB No. 43, Chapter 4:

•	SFAS No. 152, Accounting for Real Estate Time-Sharing Transactions—An Amendment of FASB No. 66 and 67;

•	SFAS No. 153. Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions;

•	SFAS No. 123(R), Share-Based Payment; and

•	SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB No. 133 and 140.

Quantitative and qualitative disclosures about market risk

The table below provides information about our marketable securities (excluding equity and short-term debt securities) and long-term debt including expected principal and interest cash flows for the years 2006 through 2010 and thereafter:

Principal amounts by expected maturity at June 30, 2006

(in thousands) Year	Principal	Interest	Total	Weighted Average Interest Rate

Assets
Debt Securities
2006	$428	$1,377	$1,805	4.94%
2007	407	2,901	3,308	4.95%
2008	535	2,758	3,293	4.95%
2009	5,062	2,744	7,806	4.95%
2010	9,312	2,480	11,792	4.93%
Thereafter	43,550	10,793	54,343	4.11%

Total	$59,294	$23,053	$82,347

Fair Value	$62,530

Liabilities
Corporate Debt
2006	$2,817	$3,313	$6,130	7.71%
2007	2,817	6,416	9,233	7.72%
2008	2,817	6,205	9,022	7.73%
2009	2,817	5,994	8,811	7.74%
2010	2,817	5,783	8,600	7.75%
Thereafter	71,830	41,786	113,616	7.78%

Total	$85,915	$69,497	$155,412

Fair Value	$103,919

Interest rate risk

Current assets

Our investment income consists primarily of interest income and realized and unrealized gains and losses on the market values of our investments. Given the composition of our investment portfolio, our investment income is highly sensitive to fluctuation in interest rates. Investment income was $8.9 million in 2005 and $3.9 million in both 2004 and 2003. The fair values of our marketable securities, including equity and short-term debt securities, were $101.0 million and $145.0 million at December 31, 2005 and 2004, respectively. Based on portfolio compositions at December 31, 2005 and 2004, and assuming a 10% decline in market values, we would have recognized losses of $10.1 million and $14.5 million, respectively. Investment income for the six months ended June 30, 2006 was $2.8 million compared to $2.4 million for the same period in 2005. The fair value of our marketable securities, including equity and short-term debt securities was $145.7 million at June 30, 2006. We believe that a hypothetical change in the interest rate of 100 basis points would not have a material impact on our consolidated results of operations, financial condition or cash flows.

Debt

The weighted average interest rate on our long-term debt is 7.76%. The debt contains a redemption premium, the amount of which varies with changes in interest rates. Therefore, the fair market value of our long-term debt is highly sensitive to changes in interest rates. Although the market value of the debt will fluctuate with interest rates, our interest expense will not vary with changes in market interest rates if the debt is paid off in accordance with stated principal repayment schedules. As of the date of this prospectus, we do not expect to pay down any series of its long-term debt prior to stated maturities. However, we may pursue future financing strategies that involve early repayment of its current debt, or issuance of new debt, potentially increasing our sensitivity to changes in interest rates.

Credit risk

NYMEX Division bylaws authorize its board of directors to fix the annual dues of the owners of the Class A memberships and to levy assessments as it determines to be necessary. Such dues and assessments are payable at such time as NYMEX Division’s board of directors may determine. NYMEX Division’s board of directors may waive the payment of dues by all NYMEX Division members or by individual members as it determines. The Existing COMEX By-laws provide the COMEX board of directors with similar powers relating to dues, assessments and fees with respect to owners of COMEX Division memberships, provided that such dues and assessments (or fee surcharges in lieu thereof) may not be imposed (other than in connection with certain merger-related events) without the consent of the COMEX Governors Committee and that the ability of COMEX Division’s board of directors to impose such fees are subject to the limitations. If the COMEX Division transaction is consummated and the Amended and Restated COMEX By-laws are implemented, the COMEX board of directors will have the power to assess dues and levy such assessments on COMEX Division members as it determines, but in no greater amount than those imposed on each owner of a NYMEX Division membership.

The Exchange, as a self-regulatory organization, has instituted detailed risk-management policies and procedures to guard against default risk with respect to contracts traded on the Exchange. The Exchange also has extensive surveillance and compliance operations and procedures to monitor and to enforce compliance with rules pertaining to the trading, position sizes and financial condition of members. As described herein, the Exchange has powers and procedures designed to backstop contract obligations in the event that a contract default occurs on the Exchange including authority to levy assessments on any of its clearing members if, after a default by another clearing member, there are insufficient funds available to cover a deficit. The maximum assessment on each clearing member firm is the lesser of $30 million or 40% of such clearing member firm’s working capital.

Despite our authority to levy assessments or impose fees, there can be no assurance that the relevant members will have the financial resources available to pay, or will not choose to be expelled from membership rather than pay, any dues, fees or assessments. We believe that assessment liabilities of a member arising prior to expulsion are contractual in nature and, accordingly, survive expulsion. In addition, the Exchange would have recourse to such member and the proceeds from our sale of such member’s collateral would apply towards any outstanding obligations to the Exchange of such member. Recourse to a member’s collateral, however, may not be of material value in the case of large defaults that result in assessments greater in value than the collateral, particularly when the collateral’s value declines markedly in price as a consequence of the default.

Moreover, despite the risk mitigation techniques adopted by, and the other powers and procedures implemented by us, which are designed to, among other things, minimize the potential risks associated with the occurrence of contract defaults on us, there can be no assurance that these powers and procedures will prevent contract defaults or will otherwise function to preserve our liquidity.

Industry overview

Overview

Futures and options contracts are derivative products that provide means for hedging and asset allocation and are prevalent in nearly all sectors of the global economy. Futures contracts are firm commitments to make or accept delivery of a specified quantity and quality of a commodity during a specific month in the future at a price agreed upon at the time the commitment is made. The buyer, known as the long, agrees to take delivery of the underlying commodity. The seller, known as the short, agrees to make delivery. However, futures markets are rarely used to actually buy or sell the physical commodity or financial instrument being traded and only a small number of contracts traded each year result in delivery of the underlying commodity. Instead, traders generally offset (a buyer will liquidate by selling the contract, the seller will liquidate by buying back the contract) their futures positions before their contracts mature. Options on futures contracts are contracts that provide the buyer the right and the seller the obligation to buy or sell, respectively, a futures contract at a certain price for a limited period of time.

Futures contracts trade in standardized units in a highly visible, extremely competitive, continuous open floor-based auction or electronic matching process. In this way, futures lend themselves to diverse participation and efficient price discovery, which should give an accurate picture of the market. To do this effectively, we believe the underlying market must meet three broad criteria:

•	there must be a large number of diverse buyers and sellers;

•	the underlying physical products must be fungible, that is, products are interchangeable for purposes of shipment or storage; and

•	the prices of the underlying commodities must fluctuate over time.

Typical customers are involved in the production, consumption or trading of energy and metals products and include corporations, financial institutions, hedge funds, institutional investors, governments and professional traders. The environment created by these customer variants provides a liquid and highly competitive market. The top 15 futures exchanges in order of volume of futures and options on futures contracts traded for the year ended December 31, 2005 based on publicly reported data are: CME, Eurex, CBOT, Euronext.liffe, Bolsa de Mercadorias & Futuros, NYMEX, National Stock Exchange of India, Mexican Derivatives Exchange, Dalian Commodity Exchange, London Metal Exchange, TOCOM, Sydney Futures Exchange, Korea Stock Exchange, ICE Futures and JSE Securities Exchange, South Africa (“SAFEX”). Based on this data, in the United States, the top three futures exchanges are CME, CBOT, and NYMEX.

Energy futures

The markets for energy commodities trading include trading in both physical commodities contracts and derivative instruments across a wide variety of commodities, including crude oil, natural gas, electricity or power, coal, chemicals, weather and emissions. Over the past several years, the markets for energy commodities trading have been characterized by rapid growth and high liquidity, which we believe is due to several factors, including:

•	increased market acceptance of the value of derivatives as risk management tools;

•	greater access to futures and options markets through technological innovation;

•	increased price fluctuation in crude oil, partially created by geopolitical conditions in oil producing countries and increased demand in emerging economies;

•	increased price fluctuation in natural gas, partially created by weather conditions and increased demand in emerging economies;

•	increased demand for commodities as a distinct asset class for portfolio diversification;

•	increased participation in energy markets by financial institutions, such as banks and hedge funds;

•	increased awareness of the ability to obtain or hedge market exposure through the use of futures and options contracts; and

•	changes in the regulatory environment of energy markets around the world, specifically electricity and natural gas.

The following are a few examples of some of our most actively traded energy futures.

•	Crude oil futures: Light, sweet crude oil futures contract is the world’s most actively traded futures contract on a physical commodity. Light, sweet crude is preferred by refiners because of its low sulfur content and relatively high yields of gasoline, diesel fuel, heating oil, and jet fuel. The NYMEX crude oil futures contract trades in units of 1,000 barrels and the NYMEX miNY™ crude oil futures contract trades in units of 500 barrels, 50% of the size of our standard futures contract.

•	Unleaded gasoline futures: Gasoline is the largest single volume refined product sold in the United States and accounts for almost half of national oil consumption. It is a highly diverse market, with hundreds of wholesale distributors and thousands of retail outlets, often making it subject to intense competition and price volatility. The NYMEX gasoline futures contract trades in units of 1,000 barrels and the NYMEX miNY™ gasoline futures contract trades in units of 500 barrels, 50% of the size of our standard futures contract. It is based on delivery at petroleum products terminals in the New York harbor, the major East Coast trading center for imports and domestic shipments from refineries. The futures contract specifications currently conform to those for reformulated gasoline for blending with MTBE. This futures contract is being phased out in accordance with the Energy Policy Act of 2005, and replaced with a reformulated blendstock for oxygen blending (RBOB) futures contract which conforms to industry standards for reformulated regular gasoline blendstock for blending with 10% denatured fuel ethanol (92% purity).

•	Heating oil futures: Heating oil, also known as No. 2 fuel oil, accounts for about 25% of the yield of a barrel of crude, the second largest “cut” after gasoline. The heating oil futures contract at the NYMEX Exchange trades in units of 42,000 gallons (1,000 barrels) and is based on delivery in New York harbor. The NYMEX miNY™ heating oil futures contract trades in units of 21,000 gallons (500 barrels), 50% of the size of our standard futures contract.

•	Natural gas futures: Natural gas accounts for almost a quarter of United States energy consumption, and the NYMEX Exchange’s natural gas futures contract is widely used as a national benchmark price. The NYMEX futures contract trades in units of 10,000 million British thermal units (mmBtu). The price is based on delivery at the Henry Hub in Louisiana, the nexus of 16 interstate natural gas pipeline systems that draw supplies from the region’s prolific gas deposits. The pipelines serve markets throughout the U.S. East Coast, the Gulf Coast, the Midwest, and up to the Canadian border. The NYMEX miNY™ natural gas futures contract, trades in units of 2,500 mmBtu of natural gas, 25% of the size of our standard futures contract.

Metals futures

The markets for metal commodities trading includes a wide variety of physical commodities, which are typically separated into precious and non-precious metals. Precious metals include gold, silver and platinum. Non-precious metals include lead, aluminum, copper and zinc. Trading in gold futures and options provides individual investors with an easy and convenient alternative to traditional means of investing in gold, such as bullion, coins, and mining stocks. In addition, a broad cross-section of companies in the gold industry, from mining companies to fabricators of finished products, can use gold futures and options contracts to hedge their price risk.

The following are a few examples of some of our most actively traded metals futures.

•	Gold futures: Nations have embraced gold as a store of wealth and a medium of international exchange, and individuals buy gold as insurance against the day-to-day uncertainties of paper money. Gold is also a vital industrial metal, used in electronics and other high-tech applications

•	Silver futures: Silver is sought as a valuable and practical industrial commodity, and as an appealing investment. The largest industrial users of silver are in the photographic, jewelry, and electronic industries.

•	Copper futures: Copper is the world’s third most widely used metal, after iron and aluminum, and is primarily used in highly cyclical, manufacturing industries. Trading in copper futures and options provides individual investors with an easy and convenient way to profit from changes in copper prices. In addition, a broad cross-section of companies from copper mining operations to end users can use copper futures and options contracts to protect themselves against adverse price changes.

•	Platinum futures: Our NYMEX Division platinum contract is the world’s longest continuously traded precious metals futures contract. It is considered one of the world’s most valuable industrial metals.

Methods of trading

Trading of futures products at futures exchanges traditionally occurred primarily on physical trading floors in arenas called “pits” through an auction process known as open outcry. Open outcry trading is face-to-face trading, with each trader serving as his or her own auctioneer. As the name implies, traders “cry out” their bids and offers, in combination with hand signals, with the objective of finding a counterparty with whom to trade. Only members owning or leasing a seat on the exchange may trade in the pit, and orders from individual and institutional traders are sent to these members on the trading floor, usually through a broker. The rules of many exchanges also permit block trading, which involves the private negotiation of large purchases and sales away from the trading floor, but which are settled and cleared through the exchange’s clearing facilities.

Futures exchanges additionally offer specialized trades such as an Exchange of Futures for Physical (“EFP”) or an Exchange of Futures for OTC Swap (“EFS”). Each of the aforementioned consists of a simultaneous trade of a futures position for a corresponding physical or OTC swap position, outside of the competitively executed (floor or electronic) market.

In order to expand access to their markets, most futures exchanges, either exclusively or in combination with open-outcry trading facilities, provide electronic trading platforms that allow subscribing customers to obtain real-time information about bid and ask prices and trading volume and enter orders directly into the platform’s centralized order book, subject to the agreement of a clearing firm to accept responsibility for clearing resulting transactions on behalf of the customer. The emergence of electronic trading has been enabled by the ongoing development of sophisticated electronic order routing and matching systems, as well as advances in communications networks and protocols. Examples of electronic trading platforms include the CME Globex electronic trading platform, LIFFE CONNECT® and platforms offered by Eurex and eSpeed. Electronic trading aids broader global participation in markets thereby providing further liquidity. For more information regarding technological advances, please see the section entitled “—Technological Advances.”

Liquidity of markets

Liquidity of markets is a key component to retaining current customers and attracting new customers and ensuring the success of a market. Liquidity is important because it means contracts are easy to buy or sell quickly with minimal price disturbance. This is especially important in those contracts with physical delivery mechanisms. Liquidity is a function of the number of participants making a market or otherwise trading in a contract, the size, or notional value of the positions participants are willing to accommodate and the prevailing spread between the levels at which bids and offers are quoted for the relevant contract. As a result, the volume of contracts or transactions executed on an exchange is a widely recognized indicator of liquidity on the exchange. Volume is stated in round turn trades, which represent matched buy and sell orders. In addition, the daily total of positions outstanding on an exchange, or open interest, and notional values of contracts traded are widely recognized indicators of the level of customer interest in a specific contract.

A neutral, transparent and relatively anonymous trading environment, as well as a reputation for market integrity, are critical to the establishment and maintenance of a liquid market. In addition, a successful exchange must provide cost-effective execution and have access to an advanced technology infrastructure that enables reliable and efficient trade execution as well as dependable clearing and settlement capabilities.

Clearing and settlement

Transactions executed on futures exchanges are settled through an entity called a clearinghouse that acts as a central counterparty to the clearing firm on each side of the transaction. When a futures transaction has been executed in the pit or on an electronic platform and matched, the clearing house facilitates the consummation of the transaction by substituting itself as the counterparty to both the clearing firm that is or represents the buyer and the clearing firm that is or represents the seller in the transaction. By interposing itself between two transacting parties, a clearinghouse guarantees the contractual obligations of the transaction. A clearinghouse also can provide clearing services for transactions that occur outside the pit or electronic platform.

The measures used to evaluate the strength and efficiency of a clearinghouse include the number of transactions that are processed per day, the amount of settlement payments that are handled per day and the amount of collateral deposits managed by the clearinghouse. Examples of clearinghouses for futures products include our wholly-owned clearinghouse, the CME Clearing House, The Clearing Corporation, LCH.Clearnet, Eurex Clearing AG and Singapore Exchange Derivatives Clearing Limited.

Industry size and growth

Based on data from the Futures Industry Association, the total number of futures and options contracts, excluding futures, options and options on futures of individual equities, traded worldwide on reporting derivatives exchanges grew from approximately 2.0 billion in 2000 to approximately 7.5 billion in 2005, representing a compound annual growth rate of 30.3%. In the United States, the total number of futures and options contracts, excluding futures, options and options on futures of individual equities, traded on reporting derivatives exchanges increased from approximately 648 million in 2000 to approximately 2.2 billion in 2005, representing a compound annual growth rate of 28.0%. Energy futures and options contracts traded worldwide on reporting derivatives exchanges increased from approximately 155 million in 2000 to approximately 275 million in 2005, representing a compound annual growth rate of 12.2%.

Annual volume of exchange-traded futures and options (1):

(1)	Excludes futures, options and options on futures of individual equities.

Source: Futures Industry Association.

Annual growth in global futures and options volume:

	Interest rate	Non-interest rate financial(1)	Energy	Metals	Agricultural and other(2)	Financial F&O	Non-financial F&O	Total F&O

2000	6.6%	28.4%	32.2%	(10.7)%	34.9%	15.6%	19.1%	16.4%
2001	44.0%	110.5%	7.8%	(2.3)%	(15.9)%	74.7%	(4.4)%	56.9%
2002	21.6%	87.7%	25.5%	16.1%	24.7%	58.3%	22.8%	53.4%
2003	27.2%	41.6%	3.9%	43.2%	19.8%	36.7%	19.1%	34.8%
2004	20.7%	(3.8)%	11.9%	(8.7)%	28.8%	4.0%	12.3%	4.8%
2005	11.7%	9.3%	12.9%	(7.5)%	9.8%	10.2%	6.8%	9.8%

(1)	Includes futures, options and options on futures for foreign currency and equity indices, excludes individual equities
(2)	Other includes chemicals and other

Source: Futures Industry Association.

Over the past decade, futures trading volume has grown substantially. We expect this trend of growth to continue due to globalization, increasingly sophisticated market participants, deregulation, recent advances in technology and consolidation. These factors are changing the way both the futures and broader commodities and derivatives exchange markets operate. We describe each of these trends below.

Globalization

In recent years, the world’s financial markets, as well as the derivatives exchanges that serve them, have experienced an accelerating pace of globalization. We believe that robust growth and an increasing standard of living in emerging economies such as China and India are causing imbalances in supply and demand of both industrial and agricultural commodities. The emphasis on greater geographic diversification of investments, investment opportunities in emerging markets such as these and expanded cross-border commercial activities are leading to increasing levels of cross-border trading and capital movements. In response to these trends, derivatives exchanges within particular geographic regions are both expanding access to their markets across borders and consolidating.

Increasingly sophisticated market participants

Wealth creation associated with the aging of the global baby boom generation together with a shift from passive to active investment strategies and an increasingly sophisticated investment community is also creating pressure on the financial services industry to utilize more sophisticated risk management techniques, including derivatives. In particular, financial institutions, hedge funds and proprietary trading firms have committed, and are expected to continue to commit, increasing amounts of capital to trading in futures and options on futures contracts. Approximately 400 firms in the hedge fund sector have been identified by a variety of sources as either focused on, or substantially focused on, the energy industry. Of these firms, roughly half have been identified as trading a combination of equities and commodities, as opposed to equities only.

In addition, increasing pressure from a variety of market participants to improve transparency and more effectively manage counter-party risks is causing a shift from over-the-counter to exchange traded derivatives.

Deregulation

Deregulation and the opening of markets within the financial services industry in the United States, Europe and Asia has increased customer access to products and markets, reduced regulatory barriers to product innovation and encouraged consolidation. In particular, in the United States, many regulatory barriers to product development were largely repealed by the enactment of the CFMA. The adoption of the CFMA created a more flexible regulatory framework for exchanges, clearinghouses and other financial institutions. Among other developments, the CFMA authorized the trading of new products, such as futures contracts on individual stocks and narrow-based stock indexes, which were prohibited under prior law as well as permitted clearing of non-exchange traded derivatives. The CFMA also enabled regulated exchanges to self-certify new contracts and rules, without the delays occasioned by regulatory review and approval, permitting quicker product launch and modification. The financial services industry in Europe and Asia has experienced similar changes in their regulatory regime.

Technological advances

Technological advances have led both to the decentralization of exchanges and the introduction of side-by-side trading.

•	Decentralization. Exchanges are no longer required to operate in specific geographic locations, and customers no longer need to act through local financial services intermediaries in some markets. Market participants around the world are now able to trade certain products 24 hours a day through electronic platforms.

•	Electronic trading. The introduction of electronic platforms for the trading of commodities futures and options 24 hours a day has led several traditional open outcry commodities futures and options exchanges, including ourselves, CME and CBOT, to initiate electronic trading during open outcry hours, which is commonly referred to as side-by-side trading.

Consolidation

We believe that deregulation and competition will continue to pressure exchanges to consolidate across borders to gain operating efficiencies necessary to compete for customers and intermediaries. In addition, in the last several years, the structure of the securities industry has changed significantly through demutualizations and consolidations. In response to growing competition, many marketplaces in both Europe and the United States have demutualized to provide greater flexibility for future growth. We also believe that there will be continued efforts to consolidate cash markets (or markets that directly trade financial instruments, such as securities, or commodities on a current or forward basis) and derivatives markets on single exchange platforms. While we intend to opportunistically pursue strategic acquisitions and alliances to enhance our global competitive position, the market for acquisition targets and strategic alliances is highly competitive, particularly in light of increasing consolidation in the securities industry, which may adversely affect our ability to find acquisition targets or strategic partners that fit our strategy objectives.

Business

Overview

Since our founding 134 years ago, we have evolved into a major provider of financial services to the energy and metals industries. A core component of the business is the revenue derived from our trading facilities and from providing clearing and settlement services through our clearinghouse to a wide range of participants in these industries. A significant amount of revenue is also derived from the sale of market data. In 2005, approximately 63% of all globally listed energy futures and options contracts were traded on our Exchange. Approximately 77.2 million contracts of our light sweet crude oil futures and options products traded and cleared in 2005, making light sweet crude oil the largest and most liquid global benchmark for energy futures and options. Although certain other exchanges offer metals contracts of smaller sizes, in 2005, we were also the largest exchange in the world for the trading and clearing of precious metals based on product volume, as calculated by aggregating contracts of smaller sizes into contracts of comparable sizes to those traded on our Exchange, with approximately 30.8 million contracts traded and cleared. Our gold futures contract is the most liquid precious metal futures contract in the world with approximately 19.6 million contracts traded and cleared in 2005 based on product volume, as calculated by aggregating contracts of smaller sizes into contracts of comparable sizes to those traded on our Exchange. Measured by 2005 contract volume, we are the largest physical commodities futures and options exchange in the world and the third-largest futures exchange in the United States. On NYMEX Exchange, our customers trade energy futures and options contracts, including contracts for crude oil, unleaded gasoline, heating oil and natural gas. In 2005, we were also the largest exchange in North America for the trading of platinum group metals contracts. In 2005, COMEX was the largest marketplace for gold and silver futures and options contracts, and the largest exchange in North America for futures and options contracts for copper and aluminum. Participants in our markets include a wide variety of customers involved in the production, consumption and trading of energy and metals products. On COMEX, our customers trade metals futures and options contracts, including contracts for gold, silver, copper and aluminum. Our markets provide an effective and transparent forum for participants to hedge or trade based upon the value of energy and metals.

We provide facilities to buy, sell and clear energy and precious and base metals commodities for future delivery under rules intended to protect the interests of market participants. We do not own commodities, trade for our own account, or otherwise engage in market activities. We provide the physical facilities necessary to conduct an open outcry auction market, electronic trading systems, systems for the matching and clearing of trades executed on our Exchange, and systems for the clearing of certain bilateral trades executed off-exchange. These services facilitate price discovery, hedging and liquidity in the energy and metals markets. We believe that market participants choose to trade on centralized markets such as our Exchange because of the liquidity those markets help to provide and because those markets perform an important price discovery function. Our customers are involved in the production, consumption or trading of energy and metals products and include corporations, financial institutions, hedge funds, institutional investors, governments and professional traders. The liquidity that our Exchange and other centralized markets offer is achieved in large part because the traded contracts have standardized terms and our wholly-owned clearinghouse mitigates counterparty performance risk. Transactions executed on our Exchange mitigate the risk of counter-party default because our wholly-owned clearinghouse acts as the counter-party to every trade, along with certain bilateral trades executed off-exchange, guaranteeing the financial performance of every contract transacted. To manage the risk of financial nonperformance, we require members to post margin. Trading on our Exchange is regulated by the CFTC. Trading on NYMEX Europe is regulated by the UK’s Financial Services Authority.

In April 2006, we entered into a technology services agreement with Chicago Mercantile Exchange Inc., or CME, to trade our products on CME Globex electronic trading platform. On June 11, 2006 for trade date June 12, 2006, our cash-settled energy futures contracts for all listed months became available for electronic trading during open outcry hours, which is commonly referred to as side-by-side trading. NYMEX miNY™ futures contracts, which are smaller versions of our normal NYMEX Division futures contracts, migrated to CME Globex electronic trading platform on that date as well. On August 6, 2006 for trade date August 7, 2006, we migrated our after-hours energy, platinum and palladium futures contracts that were previously traded electronically on NYMEX ACCESS® onto CME Globex electronic trading platform. On the same day, we began offering all NYMEX miNY™ futures contracts listed on CME Globex electronic trading platform for all months corresponding with the underlying full-sized futures contracts and spread trading for all full-sized, physically delivered contracts during after-hours trading. Spread trading between financially settled and physically delivered futures contracts also began during both open outcry and after-hours trading. On September 4, 2006 for trade date September 5, 2006, we began offering side-by-side electronic trading of our physically delivered energy futures contracts. We anticipate that no later than the fourth quarter of 2006 we will begin migrating after-hours electronic trading of our metals futures and options contracts that are currently traded electronically on NYMEX ACCESS® onto CME Globex electronic trading platform. In addition, pursuant to the terms of our agreement with CME, if we acquire or merge with an entity, that at the time of such acquisition or merger, operates a trading execution system for futures or futures options products (or off-exchange look-alike versions of such products), electronic trading of such products shall be transitioned to the Globex® electronic trading platform within two years. We clear all trading of our contracts conducted via CME Globex electronic trading platform through our clearinghouse.

Additionally, on October 18, 2006, we announced that effective immediately, all NEL contracts will only be available in trading months as far as December 2006 and all positions deferred beyond this date will be de-listed.

For the year ended December 31, 2005 and the six months ended June 30, 2006, our customers traded and cleared on-exchange 175.9 million and 105.5 million contracts, respectively. These volumes represent a 13.4% increase from the 155.2 million contracts traded in the year ended December 31, 2004 and a 25.5% increase from the 84.1 million contracts traded in the six months ended June 30, 2005, respectively. In 2005, 82.5% of our contract volume was traded on NYMEX Exchange and 17.5% was traded on COMEX. For the year ended December 31, 2005 and the six months ended June 30, 2006, we cleared through NYMEX ClearPort® Clearing, 39.3 million and 32.9 million of off-exchange contracts, respectively. These volumes represent a 175.0% increase from the 14.3 million contracts cleared for the year ended December 31, 2004 and a 98.1% increase from the 16.6 million contracts cleared in the six months ended June 30, 2005, respectively.

We generated net revenues of $346.6 million for the year ended December 31, 2005 and $239.2 million for the six months ended June 30, 2006, increases of 43.6% from the $241.3 million recorded for the year ended December 31, 2004 and 54.1% from the $155.2 million recorded for the six months ended June 30, 2005. Our revenues are primarily comprised of the fees we earn from executing and clearing transactions and from market data fees generated from the sale of the data we collect regarding trading activity on our Exchange. In 2005, clearing and transaction fees accounted for 80.1% of our net revenues and market data fees accounted for 12.8% of our net revenues. Our net income was $71.1 million for the year ended December 31, 2005 and $71.8 million for the six months ended June 30, 2006, increases of 159.9% from the $27.4 million recorded for the year ended December 31, 2004 and 156.4% from the $28.0 million recorded for the six months ended June 30, 2005.

Competitive strengths

We believe that we are the premier global exchange for the trading and clearing of energy and precious metals derivatives and that the following competitive strengths have been, and will continue to be, paramount to maintaining and building upon this position.

Leading market position with strong brand recognition.    We are the largest physical commodities futures exchange and clearinghouse in the world and the third-largest futures exchange in the United States measured by 2005 contract volume. In 2005, we were the world’s largest exchange for the trading of energy futures and options contracts and approximately 63% of all globally listed energy futures and options contracts were traded on our NYMEX Division. The price quotations of our light sweet crude oil futures contracts and our natural gas futures contracts are used as benchmarks by buyers and sellers in the energy markets worldwide. Although certain other exchanges offer metals contracts of smaller sizes, in 2005, we were also the largest exchange in the world for the trading and clearing of precious metals based on product volume as calculated by aggregating contracts of smaller sizes into contracts of comparable sizes to those traded on our Exchange. The price quotations of our gold and silver futures contracts are used as benchmarks by buyers and sellers in the precious metals markets worldwide. We believe the liquidity provided by our markets attracts customers to our Exchange and NYMEX ClearPort® Clearing, which in turn further increases liquidity. Liquidity in the futures markets and on exchanges specifically is a key factor in attracting new market participants and in maintaining market share. It is also critical to promoting transparent and efficient markets. The “NYMEX” and “COMEX” brands are known globally in the energy and metals sectors, which reflect a reputation built over our long operating history. We believe that NYMEX ClearPort® Clearing has developed global brand recognition as an innovator for off-exchange cleared trades to mitigate counterparty risk.

Extensive and innovative product offerings.    We offer a broad array of futures and options contracts focused on the energy and metals markets. The commodities underlying our energy products include crude oil, natural gas, heating oil, unleaded gasoline, propane, electricity, coal, emissions and freight. The commodities underlying our metals products include gold, silver, platinum, palladium, copper and aluminum. We believe we offer the broadest selection of futures and options for energy and precious metals in the world and work to provide our customers with products to meet their risk-management needs.

Robust clearing capabilities.    We have our own clearinghouse which distinguishes us from most of our competitors and gives us greater flexibility to introduce new products and clearing services. We believe that the strength and reputation of our wholly-owned clearinghouse are essential to the Exchange’s success and that the counterparty-risk mitigation it affords is one of the primary reasons customers choose to use our markets. Our clearinghouse benefits from our AA+ long-term counterparty credit rating from Standard & Poor’s Ratings Services. We have never experienced an incident of a clearing member default on NYMEX Exchange, nor has there been a default on COMEX since we acquired it in 1994. We have taken numerous steps to strengthen our clearing platform including increasing the value of the Guaranty Fund in 2006 which is applicable across all NYMEX and COMEX Division contracts. Additionally, we have increased the coverage of our default insurance policy in 2006 and are also entering into a revolving line of credit which provides liquidity in the event of a member default. Our systems are scalable and give us the ability to substantially increase our capacity with little lead time. We offer off-exchange clearing services through the NYMEX ClearPort® Clearing platform. This allows us to provide credit risk alleviation to those customers trading in the over-the-counter market. For the year ended December 31, 2005 and the six months ended June 30, 2006, we cleared through NYMEX ClearPort® Clearing, 39.3 million and 32.9 million of off-exchange contracts, respectively.

Access to industry-leading technology.    We believe that our focus on developing and investing in fast, redundant and fully integrated trading and clearing technologies has resulted in a highly efficient and reliable platform on which our customers have come to rely. Through CME Globex electronic trading platform, our products are accessible by more customers globally and are or will be distributed to our key constituents for virtually 24 hours per day electronic trading. CME Globex electronic trading platform provides us with what we believe to be industry-leading connectivity, speed, flexibility, functionality and performance. Clearing 21®, our back-office clearing system, was developed jointly with CME and, we believe, provides proven and solid industry-leading clearing capabilities.

Seasoned management team with industry expertise and sophisticated private equity investor.    Members of our senior management team have an average of 19 years of experience in the financial services or energy industries. Our board of directors includes 8 members who have been NYMEX Division members an average of more than 20 years. Additionally, Dr. James Newsome, our current President and Chief Executive Officer, formerly served as the Chairman of the CFTC. Under their guidance, our business has grown to the record levels set in 2005 and we have continued to form key strategic alliances, which we believe help position us for continued growth and prosperity. Our senior management team and board have the support of our largest stockholder, General Atlantic, a global private equity firm that has made investments in over 150 companies over the past 26 years, including many in the financial services or energy industries.

Growth strategies

Increased market acceptance and awareness of derivatives, increased price volatility in key commodities, technology advances and reduced regulatory barriers offer significant opportunities for expanding derivative markets. We believe that we can take advantage of these trends and build upon our competitive strengths by implementing the following strategies:

Expand our distribution.    We intend to continue to grow our core businesses of energy and metals futures and options by increasing the ease with which customers can access our markets. On June 11, 2006 for trade date June 12, 2006, we began side-by-side trading of our cash-settled energy products. On August 6, 2006 for trade date August 7, we migrated our after-hours energy, platinum and palladium futures contracts that were previously traded on NYMEX ACCESS® onto CME Globex electronic trading platform. On the same day, we began offering all NYMEX miNY™ futures contracts listed on CME Globex electronic trading platform for all months corresponding with the underlying full-sized futures contracts and spread trading for all full-sized, physically delivered contracts during after-hours trading. Spread trading between financially settled and physically delivered futures contracts also began during both open outcry and after-hours trading. On September 4, 2006 for trade date September 5, 2006, we began offering side-by-side electronic trading of our physically delivered energy futures contracts. We anticipate that no later than the fourth quarter of 2006 we will begin migrating after-hours electronic trading of our metals futures and options contracts that are currently traded electronically on NYMEX ACCESS® onto CME Globex electronic trading platform. We believe that this will provide opportunities for increased trading by a broader array of customers. We have also increased and intend to continue to enhance our marketing efforts in order to broaden understanding of the benefits of our products to potential customers. Many of the changes we have instituted are intended to help grow our customer base in Europe and Asia. For instance, CME Globex electronic trading platform is widely used in Asia. Additionally, our products continue to be distributed in a growing number of countries; we have received from foreign regulators in over 20 countries permission to establish direct connections to our markets though NYMEX ACCESS® and NYMEX ClearPort® Trading. We are continuing to pursue this strategy with respect to the transition of our products to CME Globex electronic trading platform as well.

Develop new products.    We intend to continue to expand the range of products we offer, both by commodity type and structure. Over the past four years, we have increased the number of products we offer from 27 to 302. We have expanded our energy products to include commodities such as additional blends of crude oil and refined products, new delivery points in natural gas and electricity, sulfur dioxide and nitrous oxide emissions, coal, freight and storage of gas and oil. At the same time, the types of derivatives we offer has expanded to include basis swaps, swing swaps, daily contracts and strips of dailies and economic indices. We have also increased the number of products available for off-exchange clearing on the NYMEX ClearPort® Clearing system, adding 151 new products since 2005 for a total of 258. Our research department plans to continue to work with existing and potential customers to develop new futures and options products that provide an array of relevant risk management tools for the energy and metals sectors.

Expand our service offerings, such as market data and off-exchange clearing.    We believe there are significant opportunities to expand our service offerings and further diversify our revenues streams. We intend to focus on increasing the use of the market data we collect from the products traded on our Exchange. In addition to incorporating this data into the design of new products, we plan to provide enhanced services to our customers who utilize this data. We believe this business is highly scalable, with limited incremental costs.

An important revenue source for us is our market data products and information offerings. We intend to further develop our market data offerings by integrating proprietary information generated by our Exchange into new market data products designed to meet the needs of a greater number of customers. Sophisticated quantitative approaches to risk management as well as customer time sensitivity has created new needs, uses and demands for trading related data and analytics. We intend to create new value-added services to complement our market data products, including databases, analytical tools and other services to assist end-users. We also intend to expand our market data distribution by expanding into alternative markets offered by other exchanges.

We will also continue to seek opportunities to leverage the strength and reputation of our clearinghouse, by increasing its use for the clearing of off-exchange bilateral trades and for third-party clearing opportunities.

Enhance our technology platform.    We intend to continue to invest in and improve the technology that supports clearing, market information, our trading floor and our business in general, in order to increase our operational flexibility and enable us to stay abreast of the needs of our customers. We will work with CME to ensure that CME Globex electronic trading platform continues to serve the electronic trading requirements of our customers.

Opportunistically pursue strategic alliances and acquisitions.    We plan to opportunistically pursue acquisitions, partnerships and joint ventures that will allow us to expand our range of products and services, enter new markets, expand the access to our markets distribution of our products, enhance our operational capabilities and expand our brand and use of our prices. We have formed joint ventures for the express purpose of establishing products in the energy sector which may serve as additional benchmarks for energy products used on an international scale. In June 2005, we entered into an agreement with Tatweer Dubai LLC, a subsidiary of Dubai Holding L.L.C., to develop the Dubai Mercantile Exchange Limited, one of the first exchanges in the Middle East which will, when opened, trade energy futures. One of the first products to be listed will be the Oman Sour Crude Oil futures contract. In addition, we have entered into a joint venture with Expertica Limited for the purpose of creating a contract based on Russian Urals based crude oil products. Beginning October 22, 2006 for trade date October 23, 2006, our Russian Export Blend Crude Oil (“REBCO”) futures contract was listed on CME Globex electronic trading platform. In addition, we have an arrangement with the Tokyo Commodity Exchange (“TOCOM”) which is formed for the purpose of attracting TOCOM members and other customers in Japan to our markets. Moreover, we have arrangements with the MultiCommodity Exchange of India and the Mexican Derivative Exchange to license certain of our benchmark prices for use in local-currency based products which we believe will create further opportunities to expand the NYMEX brand and increase global awareness of our products. In addition, we have established relationships with a number of different exchanges and entities which may create opportunities for market and product development in the future, such as our letters of intent with Interconnexion Electrica, S.A. of Colombia, the Budapest Commodity Exchange, the Shanghai Futures Exchange, the Taiwan Futures Exchange and the Central Japan Commodity Exchange.

Attract new market participants.    In recent years, our participant base has expanded and diversified due to the emergence of new participants in the energy commodities markets. These new participants range from producers and consumers of commodities to financial services companies, such as investment banks, hedge funds, proprietary trading firms and asset managers that are increasingly pursuing hedging, trading and risk management strategies within the energy sector. Many of these participants have been attracted to the energy markets in part due to the availability of electronic trading. We intend to continue to expand our participant base by targeting these and other new market participants and by offering electronic trade execution and processing capabilities that meet the risk management requirements of a broad range of market participants.

Principal products

NYMEX Division

NYMEX Exchange is a leading commodity exchange for trading energy futures and options contracts, including contracts for crude oil, heating oil, unleaded gasoline, propane, electricity and natural gas and is a leading exchange for trading platinum group metals contracts, including platinum futures and options contracts and palladium futures contracts.

COMEX Division

The COMEX Division is a leading commodity exchange for futures and options trading of precious metals including gold and silver, as well as base metals including copper and aluminum contracts.

NYMEX ClearPort® Clearing

NYMEX ClearPort® Clearing, which launched in 2002, provides for the clearing, through our clearinghouse, of off-exchange futures trades executed off-exchange.

We are constantly seeking ways to provide additional products and innovative risk management tools to the marketplace and to expand our franchise in the energy and metals marketplace.

Product distribution

We provide the physical facilities necessary to conduct an open outcry auction market, electronic trading systems and systems for the matching and clearing of all trades executed on the Exchange.

Open-outcry trading

Open outcry trading takes place at our facility located at One North End Avenue, New York, New York. Trading is conducted on trading floors, one for each division of the Exchange. In September 2005, the Exchange launched a trading facility located in London, England for the trading of Brent Crude Oil futures contracts. On June 9, 2006, we closed the open outcry futures exchange in London, England. On June 11, 2006, we migrated the trading of our European products to CME Globex electronic trading platform for trade date June 12, 2006. Open outcry trading represented approximately 82% of total futures and options contract volume executed and/or cleared on the Exchange in 2005.

Electronic trading and clearing

We provide innovative, advanced trading systems and facilities to serve our customers efficiently. In order to support our expanding international business and product base, we have entered into a technology services agreement with CME to trade our products on CME Globex electronic trading platform.

In January 2003, we launched an electronic trading system, NYMEX ClearPort® Trading. NYMEX ClearPort® Trading provides a trade execution system for certain energy futures products which are based on commonly-traded over-the-counter instruments. Following the migration of our products to CME Globex electronic trading platform, NYMEX ClearPort® Trading will continue to be utilized for certain other of our energy futures products until their migration to CME Globex electronic trading platform upon the achievement of certain trading volumes.

In 2002, we developed a trade clearing service, NYMEX ClearPort® Clearing, based upon submission to the Exchange’s website of transactions executed off-exchange for clearing on the exchange. Specifically, NYMEX ClearPort® Clearing is the mechanism by which individually negotiated off-exchange trades are submitted to the Exchange clearinghouse for clearing. This includes clearing for the products that are part of the clearing of off-exchange trades initiative launched in May 2002 as well as the interface used to submit EFP and EFS transactions for energy futures traded as part of NYMEX ClearPort® Trading. NYMEX ClearPort® Clearing achieved a record clearing volume level during 2005 of approximately 39.3 million contracts, increasing from 14.3 million contracts cleared in 2004, and from 6.0 million contracts cleared in 2003.

Alliances

Tatweer Dubai LLC: In June 2005, we and Tatweer Dubai LLC, a subsidiary of Dubai Holding L.L.C., entered into a joint venture to develop the Middle East’s first energy futures exchange. As part of this venture, DME Holdings Limited (“DME Holdings”), which is jointly owned by us and

Tatweer Dubai LLC, was incorporated as a limited company under the laws of Bermuda. DME Holdings is the sole owner of DME, a limited liability company formed under the laws of the Dubai International Financial Centre (“DIFC”), a financial free zone designed to promote financial services within the United Arab Emirates. It is expected that the DME will initially offer sour crude and fuel oil products for trading. The DME will be regulated by the Dubai Financial Services Authority, a regulatory body modeled after the UK FSA and established within the DIFC. We anticipate that the DME will commence trading in the fourth quarter of 2006.

Tokyo Commodity Exchange: In 2004, we and TOCOM executed a cooperation agreement through which, among other things, TOCOM assists us in the offering of our products in Japan. Energy and metals futures contracts currently being traded in Japan via our electronic trading platform, NYMEX ACCESS®, will be transitioned onto CME Globex electronic trading platform.

Singapore Exchange Derivatives Trading Limited: In 1999, we entered into an agreement with the Singapore Exchange Derivatives Trading Limited for the placement of NYMEX ACCESS® terminals in Singapore, one of Asia’s primary oil trading centers. This linkage received regulatory approval in 2000.

During 2005, we entered into various memoranda of understanding for the purposes of developing various areas of cooperation, including business opportunities, with, among others, Interconnexion Electrica, S.A. of Colombia, the Budapest Commodity Exchange and the Mexican Derivatives Exchange. We had previously entered into memoranda of understanding with the Shanghai Futures Exchange, the Taiwan Futures Exchange and the Central Japan Commodity Exchange. In addition, we also entered into a licensing agreement with Multi Commodity Exchange of India Ltd.

In April 2006, we entered into a technology services agreement with Chicago Mercantile Exchange Inc., or CME, to trade our products on CME Globex electronic trading platform. On June 11, 2006 for trade date June 12, 2006, our cash-settled energy futures contracts for all listed months became available for electronic trading during open outcry hours, which is commonly referred to as side-by-side trading. NYMEX miNY™ futures contracts, which are smaller versions of our normal NYMEX Division futures contracts, migrated to CME Globex electronic trading platform on that date as well. On August 6, 2006 for trade date August 7, 2006, we migrated our after-hours energy, platinum and palladium futures contracts that were previously traded electronically on NYMEX ACCESS® onto CME Globex electronic trading platform. On the same day, we began offering all NYMEX miNY™ futures contracts listed on CME Globex electronic trading platform for all months corresponding with the underlying full-sized futures contracts and spread trading for all full-sized, physically delivered contracts during after-hours trading. Spread trading between financially settled and physically delivered futures contracts also began during both open outcry and after-hours trading. On September 4, 2006 for trade date September 5, 2006, we began offering side-by-side electronic trading of our physically delivered energy futures contracts. We anticipate that no later than the fourth quarter of 2006 we will begin migrating after-hours electronic trading of our metals futures and options contracts that are currently traded electronically on NYMEX ACCESS® onto CME Globex electronic trading platform. In addition, pursuant to the terms of our agreement with CME, if we acquire or merge with an entity, that at the time of such acquisition or merger, operates a trading execution system for futures or futures options products (or off-exchange look-alike versions of such products), electronic trading of such products shall be transitioned to CME Globex electronic trading platform within two years. We clear and settle all trading of our contracts conducted via CME Globex electronic trading platform through our clearinghouse.

In addition, during 2006, we entered into a joint venture with Expertica Limited for the purpose of creating a contract based on Russian Urals based crude oil products. Beginning October 22, 2006 for trade date October 23, 2006, our Russian Export Blend Crude Oil (“REBCO”) futures contract was listed on CME Globex electronic trading platform.

Clearinghouse function

The Exchange serves a clearinghouse function, standing as a financial intermediary on every futures and options transaction cleared. Specifically, through our clearinghouse, we maintain a system of guarantees for performance of obligations owed to buyers and sellers. This system of guarantees is supported by several mechanisms, including margin deposits and guaranty funds posted by clearing members with our clearinghouse. The amount of margin deposits on hand will fluctuate over time as a result of, among other things, the extent of open positions held at any point in time by market participants in NYMEX Division and COMEX Division contracts and the margin rates then in effect for such contracts.

As such, our clearinghouse provides the operational infrastructure to allow position matching, reporting and margining for each of NYMEX Division’s and COMEX Division’s contracts. This structure permits parties to trade with one another without individual credit determinations or counterparty credit risk. Further, it allows for the daily flow of marked-to-market variation margin payments and allows us to look to the financial strength of its clearing members. Specifically, the clearinghouse ensures that trading is conducted in an orderly manner by matching and recording trades, collecting and maintaining margins, allocating margins according to the positions of the clearing members, matching open short with open long positions for delivery, allocating delivery notices, and generating trading and delivery statistics. The clearinghouse acts as a fiscal transfer agent, transferring money at a minimum of two times per day from the margin funds of traders who have incurred a loss in the market to the margin funds of traders who have generated a gain—all via our clearing members.

As a safeguard to ensure proper settlement of contracts, each clearing member is required to maintain a security deposit, in the form of cash or U.S. treasury securities with a maturity of ten years or less or money market mutual funds, of a minimum of $2.0 million in the Guaranty Fund. The Guaranty Fund contained approximately $200.0 million in cash, U.S. treasury securities and money market mutual funds as of June 30, 2006. The Guaranty Fund is controlled by us and may be used to cover the financial defaults of a clearing member on either or both divisions. These amounts on deposit in the Guaranty Fund, however, are not our property and are not available to pay debt service. Interest earned on security deposits, in the form of U.S. treasury securities and money market mutual funds, is the property of the clearing member firm that deposited such security while interest earned on security deposits in the form of cash is our property. We also maintain a $115.0 million default insurance policy to protect us and clearing members in the event that a default in excess of $200.0 million occurs. We pay the insurance premiums on the default insurance policy. Additionally, we intend to enter into a revolving credit agreement. This agreement will provide a line of credit which could be drawn upon in the event of a clearing member default. Such an arrangement will provide us with same-day funds to settle such clearing member default, while providing enough time for an efficient distribution from the Guaranty Fund. Proceeds from the sale of Guaranty Fund securities would be used to repay borrowings under the line of credit.

During the first quarter of 2004, we established additional retail customer protection supported by a commitment of at least $10 million available at all times to promptly reimburse retail customers in the event that our clearing member defaults as a result of a default by another customer where margin funds from the retail customer’s account are used to address the default. Retail customers are defined as those that do not otherwise qualify as “eligible contract participants” under the requirements of the Commodity Exchange Act, and are not floor traders or floor brokers on the Exchange or family members of an Exchange floor trader or floor broker who maintains an account at the same clearing firm.

The Exchange, as a self-regulatory organization, has instituted detailed risk-management policies and procedures to guard against default risk with respect to contracts traded and cleared on the Exchange. In order to manage the risk of financial non-performance, we (i) have established that clearing members maintain at least $5 million in minimum working capital; (ii) limit the number of net open contracts that can be held by any clearing member, based upon that clearing member’s capital; (iii) require clearing members to post original margin collateral for all open positions, and to collect original margin from their customers; (iv) pay and collect variation margin on a marked-to-market basis at least twice daily; (v) require clearing members to collect variation margin from their customers; (vi) require deposits to the Guaranty Fund from clearing members which would be available to cover financial non-performance; and (vii) have broad assessment authority to recoup financial losses. We also maintain extensive surveillance and compliance operations and procedures to monitor and enforce compliance with rules pertaining to the trading, position sizes, delivery obligations and financial condition of members. In addition, the NYMEX Division clearing member, as all NYMEX Division member firms, pledge two Class A memberships, or “seats,” at the Exchange and 180,000 shares of our common stock. The COMEX Division clearing member firm, as all COMEX Division member firms, must pledge two COMEX Division memberships.

As part of our powers and procedures designed to backstop contract obligations in the event of a default, we may levy assessments on any of its clearing members if there are insufficient funds available to cover a deficit. The maximum assessment on each clearing member firm is the lesser of $30 million or 40% of such clearing member firm’s modified regulatory capital as reported monthly to the Exchange.

Despite our authority to levy assessments or impose fees, there can be no assurance that the relevant members will have the financial resources available to pay, or will not choose to be expelled from membership rather than pay, any dues, fees or assessments. We believe that assessment liabilities of a member arising prior to expulsion are contractual in nature and, accordingly, survive expulsion. In addition, we would have recourse to such member and the proceeds from our sale of such member’s collateral would apply towards any outstanding obligations to the Exchange of such member.

Moreover, despite the risk mitigation techniques adopted by, and the other powers and procedures implemented by us, which are designed to, among other things, minimize the potential risks associated with the occurrence of contract defaults on the Exchange, there can be no assurance that these powers and procedures will prevent contract defaults or will otherwise function to preserve the liquidity of the Exchange.

We conduct clearing through our Clearing 21® system. This system, a highly flexible clearing system, developed jointly with the CME, was rolled out in 1999. The Clearing 21® system was upgraded in the fall of 2001 to permit clearing member access via the internet, as well as to accommodate an enhanced product base, including the clearing of off-exchange contracts. The system enables us to perform functions relating to banking, settlement, asset management, delivery management, position management and margins.

We have an excellent risk management track record. NYMEX Division has never experienced an incident of a clearing member default, nor has there been a default on COMEX Division since we acquired it in 1994. Our clearing function enables us to guarantee the financial performance of all contracts traded and/or cleared on NYMEX Division or COMEX Division.

Market data

We provide proprietary real-time and delayed market data information to subscribers relating to prices of futures and options contracts traded and cleared on the Exchange. Market data provides information about bids, offers, trades and trade size to companies and organizations that use our markets. This information plays a vital role in the trading activity of our products as well as the trading activity in related cash and derivatives markets. Market data is distributed through dedicated networks to approximately 130 global market data vendors. These vendors consolidate our market data with that from other exchanges, other third-party data providers and news services, and then re-sell the consolidated data. During 2005, we launched new products that provide real-time market data, news and advanced analytics to desktops and mobile devices. We intend to grow this segment of our market data business by enhancing our current market data and information product offerings, developing new products and services, and marketing programs to increase the use of our market data.

As of December 31, 2005, our market data was displayed on approximately 119,000 devices. Revenues from market data comprised 13.1%, 12.9%, 13.5%, and 16.9% of our consolidated net revenues for the six months ended June 30, 2006 and the years ended December 31, 2005, 2004 and 2003, respectively. On January 1, 2006, we implemented a new fee structure that we anticipate will generate an increase in market data revenue.

Competitive environment

We encounter competition in all aspects of our business and compete directly with other exchanges, both domestic and foreign, and OTC entities, some having substantially greater capital and resources and offering a wider range of products and services than we do and with certain foreign or OTC entities operating under a different and possibly less stringent regulatory regime. We believe that the principal strengths include the integrity of our marketplace, the relative prices of services and products we offer, our substantial liquidity base, our worldwide brand recognition and the quality of our clearing and execution technology and services.

We face the threat of competition from the activities of domestic, foreign and emerging exchanges or unregulated exchange-equivalents in the United States. Exchanges designated as “contract markets” or “derivatives transaction execution facilities” pursuant to the CFMA can compete with us in offering market trading of futures and options contracts in both of these formats. For instance, in 2004, CBOT listed for trading an additional futures contract (to its metals product slate) in gold futures designed to compete with the Exchange’s gold futures contract. The trading of this product does represent a source of competition, and CBOT has commented recently that it has some interest in entering the energy sector as well. Moreover, the CFMA has created additional opportunities for new competitors to provide trading facilities resulting in an expansion in the number of designated contract markets since the implementation of the CFMA. According to the CFTC, eight new contract market designations have been approved since the implementation of the CFMA although three of these designations subsequently were deemed to be dormant by the CFTC. While no new designated contract markets directly compete with us, these exchanges, as well as any other new entrant, could potentially compete with our markets.

Moreover, the CFMA increased the ability of competitors to offer largely unregulated competing products that are financially-equivalent to futures contracts. For instance, ICE, an electronic trading system for various OTC energy products, was created by several large merchant energy and energy companies and currently operates as an “exempt commercial market” under the CFMA. ICE is engaged in the trading of several energy instruments which are financially equivalent to those traded on the Exchange. More generally, OTC trading of contracts similar to those traded or cleared on the Exchange, such as swaps, forward contracts and Exchange “look-alike” contracts, in which parties directly negotiate the terms of their contracts, represents a significant source of potential competition for the Exchange. OTC trading of such products could be a significant factor affecting our trading volumes and operating revenues if market participants perceive OTC products and exchange-traded futures and options as competing alternatives rather than as complementary risk management tools. In addition to ICE, ten other entities have notified the CFTC that they will be operating pursuant to the exemption applicable to exempt commercial markets.

The CFMA also expanded the ability of companies to engage in the business of clearing OTC instruments, which previously was not expressly permitted by statute. One of the advantages of a regulated cleared OTC instrument versus an uncleared OTC instrument, we believe, is that the existence of a clearinghouse mitigates potential counterparty credit risk in the OTC markets. As such, to the extent that companies are able to enter the business of the clearing of OTC instruments, this may represent a source of potential competition to the Exchange and could be a significant factor affecting the Exchange’s trading volumes and operating revenues. The NYMEX ClearPort® Clearing initiative represents the Exchange’s effort to enter into this type of business. There are other companies, such as the Guaranty Clearing Corporation, a subsidiary of the Clearing Corporation (formerly the Board of Trade Clearing Corporation), and EnergyClear, which have also commenced operations for the clearing of OTC energy derivatives. The London Clearing House (now known as LCH.Clearnet Limited) has also been registered as a Derivatives Clearing Organization with the CFTC and has established a clearing arrangement in both the U.S. and the U.K. with ICE. More recently, CME has also commenced preparations to provide OTC clearing services, although at present their focus appears to be on the clearing of OTC financial instruments.

The CFTC’s authorization expired in 2005; however, reauthorization was not concluded in 2005 and will continue through the 2006 legislative session. As part of that 2005 process, various concepts were mentioned as possible areas in which legislation would be appropriate, including, among other things, restrictive limits and severe restrictions on daily price fluctuation limits for certain energy futures contracts. While we are unaware of any legislative proposal at the present time arising from the reauthorization that would materially affect us, any such proposal may be introduced during this process. Additionally, as part of the Bush administration’s proposed 2007 budget, a proposal was introduced to impose a transaction tax on futures traded domestically. While many participants in the futures industry, including us, are vigorously opposing this proposal, we cannot guarantee that such proposal will not be enacted, which may adversely impact our ability to compete on an international level.

Volume on foreign futures and options exchanges is growing as the benefits of risk management through futures and options trading become more appreciated throughout the world and risk management techniques are adopted to meet the needs of local economies. This growing global awareness has not only aided the growth of foreign exchanges but has, to a certain extent, also benefited the Exchange as non-U.S. enterprises become Exchange members and customers of other Exchange members.

Under present competitive conditions, we believe that increasingly liquid foreign markets generally have not taken material volume away from the Exchange since volumes on the Exchange continue to grow. However, in 2006, ICE Futures, the U.K.-based subsidiary of ICE, listed for trading three futures contracts based on our light sweet crude oil, heating oil and gasoline futures contracts. We have objected to the CFTC in that ICE Futures is operating pursuant to CFTC staff no-action relief which is intended to permit foreign futures and options to be made electronically available for trading by foreign exchanges in the U.S. without requiring such foreign exchanges to register with the CFTC as a contract market. We have raised concerns with the CFTC regarding the appropriateness of this relief for domestic-based futures contracts.

The CFTC announced that it intends to reexamine its use of the no-action letter process and held a public hearing on June 27, 2006 to consider what constitutes a foreign board of trade that is not subject to CFTC jurisdiction and regulation. ICE Futures’ ability to offer new futures products under its existing no-action relief could be impacted by the pendency of the CFTC’s policy review and any actions taken by the CFTC as a result of its policy review. If ICE Futures is unable to offer additional products, or if its offerings of products are subject to additional regulatory constraints, its business could be adversely affected. Alternatively, in the event ICE Futures is allowed to continue to list these products in the U.S., pursuant to no-action relief and outside of the CFTC’s authority, this may present a source of competition to several of our benchmark contracts and may have an adverse impact on our business.

In the past few years, there has been significant consolidation in the provision of clearing services. In 2003, the CME and the CBOT announced a common clearing link whereby the CME would provide clearing and settlement services for all CBOT products. This linkage became fully operational in January 2004. Additionally, on October 17, 2006, CME announced that they had entered into a merger agreement with CBOT, pursuant to which CBOT will be acquired by CME. In December 2003, the London Clearing House and Clearnet, two significant European clearinghouses, completed a merger to form the LCH.Clearnet Group. To the extent that other entities are able to provide clearing on products which compete with our products and are able to provide benefits to market users from such consolidations, this may represent a source of competition to the Exchange and could be a significant factor affecting trading volumes and operating revenues.

The Exchange, like other commodity and financial exchanges, is directly affected by such factors as national and international economic and political conditions, broad trends in business and finance, legislation and regulations affecting the national and international financial and business communities (including taxes), currency values, the level and volatility of interest rates, fluctuation in the volume, volatility and price levels in the commodities markets and the perception of stability in the commodities and financial markets. These and other factors can affect the Exchange’s volume of trading and the stability and liquidity of the commodities markets. A reduced volume of commodity transactions and reduced market liquidity would result in lower revenues for us derived from transaction and clearing fees. In periods of reduced transactions, our profitability would also likely be adversely affected because certain of our expenses are relatively fixed.

The top 15 futures exchanges in order of volume of futures and options on futures contracts traded for the year ended December 31, 2005 based on publicly reported data are: CME, Eurex, CBOT, Euronext.liffe, Bolsa de Mercadorias & Futuros, NYMEX, National Stock Exchange of India, Mexican Derivatives Exchange, Dalian Commodity Exchange, London Metal Exchange, Tokyo Commodity Exchange, Sydney Futures Exchange, Korea Stock and Exchange, ICE and SAFEX. Based on this data, in the United States, the top three futures exchanges are CME, CBOT, NYMEX.

Intellectual property

We review on an ongoing basis the proprietary elements of our business to determine what intellectual property protections are available for these elements. We seek to protect proprietary elements by relying upon the protections afforded by trademark, service mark, copyright, patent and other legal rights and remedies on both a domestic and an international scale. We license prices for, among other things, incorporation into certain products including ETFs, structured notes and other futures contracts. In addition, some of our products are dependent upon licensing of these rights from third parties. For instance, with respect to certain of the products traded and/or cleared on the NYMEX ClearPort® Clearing and NYMEX ClearPort® Trading systems, the Company has entered into license agreements with, among others, Platts and Intelligence Press.

Business continuity planning

As with all other financial institutions, we continue to strengthen and upgrade our disaster recovery facilities and capabilities. We have undertaken several measures, as described below, to ensure effective and efficient business continuity planning.

Regulatory

There currently is limited specific regulatory guidance or regulations imposed upon exchanges with respect to business continuity planning or disaster recovery in the futures industry, although such planning is implicated under several of the CFMA core principals applicable to contract markets and to derivative clearing organizations as well as by the IOSCO principles on screen- based trading that have been adopted by the CFTC as part of its regulatory policies. However, we have sought direction and best practice trends from other regulatory bodies in the equities and bond markets, and have also evaluated the various proposals submitted by industry and government agencies.

We continually seek to improve our continuity planning by, among other things, incorporating our strategic business partners into our business continuity planning and ongoing testing and training efforts. This will enable us to maximize our ability for continued operations in the face of adverse conditions.

Systems and facilities

We have consolidated our off-site business continuity and disaster recovery facilities into one facility for potential use during an emergency. Our disaster recovery site, located on Long Island, New York, encompasses a back-up trading facility that operates on a separate power, water, and telecommunications grid than our headquarters facility. This alternative facility is fully equipped for trading, with a full size back-up trading floor, and has an emergency operations center. The back-up trading floor and data center are located outside of our headquarters transportation infrastructure. Our main and back-up data centers are linked through high capacity fiber connectivity which allows for fully-synchronous communications between the main and back-up systems. We have instituted, on an annual basis, a full scale mock disaster drill in order to test the efficiency of our business continuity planning with our member firms along with several smaller scale drills occurring at other times during the year. In October 2005, we, along with other U.S. futures exchanges and the industry’s largest market participants, successfully completed the second annual industry-wide disaster recovery test. It is anticipated that this industry-wide testing will continue to be an annual event.

Planning

Our current plan provides for enterprise-wide business continuity planning that includes all of our critical business units, our staff and its membership. We have invested in a complex planning and incident management system and retained a business continuity professional to manage the program. The business continuity planning program provides, among other things, a continuous conduct of full risk analysis and business impact analysis in order to identify (i) new areas for preventative measures and (ii) significant business functions, and prioritize such functions accordingly. Moreover, in order to ensure proper coordination during a potential crisis, we have established relationships with the local business community, law enforcement, and local and regional governmental emergency agencies, in addition to the industry-wide efforts previously noted.

Recent developments

General Atlantic transaction

On March 13, 2006, a special meeting of our stockholders was held. At that time, our stockholders approved and adopted an amended and restated certificate of incorporation (the “Existing Certificate of Incorporation”), amended and restated bylaws (the “Existing By-laws”) and a merger with NYMEX Merger Sub, Inc., a newly-formed Delaware corporation and a wholly-owned subsidiary of NYMEX Holdings (“Merger Sub”). These actions, along with the adoption of an amended and restated certificate of incorporation and amended and restated bylaws of NYMEX Exchange, revised our capital structure in order to sell equity to General Atlantic Partners 82, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG (collectively “General Atlantic”) pursuant to a stock purchase agreement (as amended, the “GA Agreement”). The GA Agreement valued our equity at $1.6 billion, without giving effect to the value of the separate NYMEX Exchange trading rights. General Atlantic did not acquire any trading rights, all of which remained with the Class A members of NYMEX Exchange.

On March 14, 2006, pursuant to the terms and conditions of the GA Agreement, we issued and sold an aggregate of 8,160,000 shares of our newly-created Series A Preferred Stock, in a transaction exempt from registration, to General Atlantic for an aggregate purchase price of $160 million in cash and an additional $10 million which will be paid on the closing date of the IPO if it occurs in 2006 and values our equity at $2 billion or greater. The Series A Preferred Stock represented 10% of our outstanding capital stock immediately following its issuance. Upon the closing of the IPO, the Series A Preferred Stock will automatically convert into 8,160,000 shares of our common stock and the common stock will be subject to transfer restrictions. Upon conversion, the Series A Preferred Stock will no longer be outstanding or available for issuance. See the section entitled “Certain relationships and related party transactions—Registration rights agreement.”

To facilitate the GA Agreement, Merger Sub merged with and into NYMEX Holdings which was the surviving corporation. Merger Sub was formed solely for the purpose of effecting the merger and had no operating history and nominal assets, liabilities and capitalization.

NYMEX Holdings is the parent company of, and holds the sole outstanding Class B membership in, NYMEX Exchange. The Class B membership in NYMEX Exchange holds all voting and economic rights in NYMEX Exchange, except for the open outcry trading protections and certain royalties granted to the owners of Class A memberships in NYMEX Exchange. Class A memberships in

NYMEX Exchange are trading rights but are not entitled to any voting or economic rights in NYMEX Exchange, except for the open outcry trading protections and certain royalties granted to the owners of Class A memberships in NYMEX Exchange. See section entitled “Risk Factors—Our governing documents provide for the protection and support of open outcry trading by granting certain voting and economic rights to the owners of the Class A memberships, who may have interests that differ from or may conflict with those of our stockholders.” Previously, the common stock of NYMEX Holdings and the corresponding Class A membership interest in NYMEX Exchange were only permitted to be transferred jointly. Upon consummation of the GA Agreement, the common stock of NYMEX Holdings and the Class A membership interests in NYMEX Exchange became separately transferable to a limited number of eligible transferees.

Each of the original 816 shares of NYMEX Holdings common stock issued and outstanding immediately prior to General Atlantic’s investment were automatically converted into 90,000 shares of the common stock of NYMEX Holdings. The 90,000 shares were comprised of 30,000 shares of Series A-1 Common Stock; 30,000 shares of Series A-2 Common Stock; and 30,000 shares of Series A-3 Common Stock. In addition, the sole share of common stock of Merger Sub held by NYMEX Holdings was cancelled.

The gross proceeds from the GA Agreement were distributed to NYMEX Holdings’ stockholders in the form of an extraordinary cash distribution (the “Special Dividend”). Accordingly, each stockholder received approximately $196,078 per share on a pre-merger basis or approximately $2.18 per share on a post-merger basis. In the event that the additional $10 million is paid by General Atlantic upon the closing date of the IPO, the $10 million will also be distributed in the form of an extraordinary cash distribution to NYMEX Holdings’ stockholders of record as of March 13, 2006, the day immediately prior to the closing of the GA Agreement (the “Additional Dividend”). Each such stockholder would receive approximately $12,255 per share on a pre-merger basis or approximately $0.14 per share on a post-merger basis. General Atlantic did not participate in the Special Dividend and will not participate in the Additional Dividend, if any. Investors in this offering will not participate in the Additional Dividend, if any.

CME Globex

In April 2006, we entered into a technology services agreement with CME to trade our products on CME Globex electronic trading platform. On June 11, 2006 for trade date June 12, 2006, our cash-settled energy futures contracts for all listed months became available for electronic trading during open outcry hours, which is commonly referred to as side-by-side trading. NYMEX miNY™ futures contracts, which are smaller versions of our normal NYMEX Division futures contracts, migrated to CME Globex electronic trading platform on that date as well. On August 6, 2006 for trade date August 7, 2006, we migrated our after-hours energy, platinum and palladium futures contracts that were previously traded electronically on NYMEX ACCESS® onto CME Globex electronic trading platform. On the same day, we began offering all NYMEX miNY™ futures contracts listed on CME Globex electronic trading platform for all months corresponding with the underlying full-sized futures contracts and spread trading for all full-sized, physically delivered contracts during after-hours trading. Spread trading between financially settled and physically delivered futures contracts also began during both open outcry and after-hours trading. On September 4, 2006 for trade date September 5, 2006, we began offering side-by-side electronic trading of our physically delivered energy futures contracts. Although on October 17, 2006, CME announced that they had entered into a merger agreement with CBOT pursuant to which CBOT will be acquired by CME, this will not affect our ability to trade on CME Globex electronic trading platform. We anticipate that no later than the fourth quarter of 2006 we will begin migrating after-hours electronic trading of our metals futures and options contracts that are currently traded electronically on NYMEX ACCESS® onto CME Globex electronic trading platform. In addition, pursuant to the terms of our agreement with CME, if we acquire or merge with an entity, that at the time of such acquisition or merger, operates a trading execution system for futures or futures options products (or off-exchange look-alike versions of such products), electronic trading of such products shall be transitioned to CME Globex electronic trading platform within two years. We clear and settle all trading of our contracts conducted via CME Globex electronic trading platform through our clearinghouse.

In addition to our liquidity providers, a specified number of CME market makers will be designated by CME to build electronic liquidity at our member rates. This program will last until July 1, 2010.

The agreement has a ten-year term from the first launch date with automatic three-year extensions unless either party elects not to renew the agreement upon written notice prior to the beginning of the applicable renewal term. Pursuant to the agreement, we will pay to CME a minimum annual payment or per trade fees based on average daily volume, whichever is greater.

The agreement also includes the following significant provisions:

•	During the term of the agreement, CME is prohibited from listing products that are competitive contracts to our products that are listed on CME Globex electronic trading platform provided minimum trading volumes are met.

•	We will be responsible for clearing our contracts listed on CME Globex electronic trading platform and will perform all related regulatory oversight functions.

•	The parties have agreed to launch the NYMEX contracts and certain specialized trading functionality over three launch periods. If a launch date is delayed beyond a specified time period primarily due to the fault or failure of one party, the party at fault shall be liable to the other party for liquidated damages.

•	The agreement may be terminated: (i) for an uncured material default; (ii) in the event of bankruptcy, (iii) for legal impairment, (iv) for failure to meet specified launch dates, (v) by either party between the fifth and sixth year anniversary of the first launch date upon written notice and payment of a termination fee, (vi) for force majeure, (vii) by us in the event of an acquisition of a competitor or the listing of competitive products by CME or (viii) by CME in the event that NYMEX Europe, a wholly-owned subsidiary of ours, obtains appropriate regulatory approval to list products for trading on CME Globex electronic trading platform but fails to list such products for trading by December 31, 2006.

COMEX Division transaction

In 1994, we acquired the COMEX Division through the COMEX Merger Agreement. The COMEX Merger Agreement established certain special rights for the owners of COMEX Division memberships which survived the effective date of the acquisition of the COMEX Division by the NYMEX Division. In addition, the Existing COMEX By-laws establish certain trading rights and protections for the benefit of the owners of COMEX Division memberships. The requisite approval of the owners of the 772 COMEX Division memberships (who are not necessarily stockholders of NYMEX Holdings) is required to eliminate the rights and protections afforded to them under the Existing COMEX By-laws or grant any additional trading privileges thereunder.

Owners of COMEX Division memberships currently have the right to trade (or lease their rights to trade) gold, silver, copper or Eurotop 100 contracts, and other New Metals Contracts. In addition, members of the NYMEX Division have proprietary trading rights to New Metals Contracts. We need the consent of the owners of COMEX Division memberships to expand electronic trading of the metals contracts to permit expanded electronic access to these markets by non-COMEX Division members and to permit after-hours trading and side-by-side trading of COMEX Division contracts via CME Globex electronic trading platform.

To eliminate these constraints and give the COMEX Division greater ability to adapt in a competitive marketplace, we have entered into the COMEX Transaction Agreement. The COMEX Transaction Agreement is subject to approval and ratification by the affirmative vote of the owners of 66 2/3% of the COMEX Division memberships voting in person or by proxy at a special meeting of the COMEX Division members to be held on     , 2006 for such purpose.

The COMEX Division transaction eliminates the trading rights and protections that were established in the COMEX Merger Agreement and the Existing COMEX By-laws that were adopted as a part of the acquisition of the COMEX Division by NYMEX. In exchange, owners of COMEX Division memberships will be entitled to certain new trading rights and protections expressly provided in the COMEX Transaction Agreement and in the Amended and Restated COMEX By-laws, which will only be implemented if this offering is consummated, as well as the right to receive 8,400 shares of our common stock in respect of each COMEX Division membership. See the sections entitled “Risk Factors—The COMEX governing documents provide for the protection and support of the COMEX Division by granting certain voting and other rights to the owners of the COMEX memberships which may restrict our ability to conduct our business and, if the COMEX Division transaction is not be consummated, may continue to do so” and “—The COMEX Division transaction may not be consummated and, even if it is consummated, we may fail to increase our trading volume on the COMEX Division or regain market share from our competitors”.

In order for us to consummate the COMEX Division transaction, we must first amend our current certificate of incorporation to authorize additional shares and designate such shares Series B-1, B-2 and B-3 Common Stock, which shall be issued in connection with the COMEX Division transaction should recipients in this offering elect to receive shares immediately upon the later of the consummation of this offering or January 2, 2007.

Amended and Restated COMEX By-laws

In addition to the third-party beneficiary rights set forth in the COMEX Transaction Agreement, the COMEX Division members will be entitled to the rights set forth in the Amended and Restated COMEX By-laws which will be implemented only if this offering is consummated. This amendment and restatement of the Existing COMEX By-laws will eliminate certain trading rights and protections that the COMEX Division members currently have, as well as establish new trading rights and protections. The material terms of the Amended and Restated COMEX By-laws and significant differences from the Existing COMEX By-laws are described below:

New Rights Available to the NYMEX Division

The following is a summary of the material rights being acquired by the NYMEX Division in connection with the COMEX Division transaction:

•	The NYMEX Division will have the right to list electronically for both overnight and side-by-side trading all COMEX Division contracts, including New Metals Contracts. In addition, metals contracts may be listed for clearing on NYMEX ClearPort® Clearing (such contracts listed on NYMEX ClearPort Clearing, “CPCs”). This may include the full-size and miNY gold, silver, copper and Eurotop 100 contracts.

•	The NYMEX Division will have the right to make electronic trading privileges available to third parties to trade the foregoing products.

•	After the fifth anniversary of the closing of the COMEX Division transaction, the NYMEX Division may eliminate, suspend or restrict open-outcry trading of any COMEX Core Product (“Core Product” and, collectively, “Core Products” is defined as gold, silver, copper, and Eurotop 100 futures and options contracts, regardless of the contract size) or any COMEX Division Replacement Contract, and the NYMEX Division will have complete discretion to establish or amend the terms and conditions of the COMEX Core Products and any COMEX Division Replacement Contracts to meet competitive conditions.

•	The NYMEX Division may issue trading permits to trade any New Metals Contract by open-outcry for a period not to exceed two years after the commencement of trading of such contract.

•	The NYMEX Division may appoint up to four COMEX Division members to act as “market makers” for each COMEX Division product traded electronically (with no more than 10 individuals per market maker trading electronically on each market maker’s account at any time). This “market maker” appointment is subject to a time limit of one year from the time such COMEX Division electronic product begins to trade and may be extended for one additional year with the prior consent of the COMEX Governors Committee. CME Market Makers designated as of April 6, 2006, pursuant to the Services Agreement, dated April 6, 2006, by and between the NYMEX Division and the Chicago Mercantile Exchange Inc. (as such may be amended from time to time, the “Services Agreement”) shall be permitted to receive COMEX Division member fees.

•	The NYMEX Division will not authorize any additional “market makers” for any COMEX Division products without the consent of a majority of those members of the COMEX Governors Committee elected by the COMEX Division membership.

New Trading Rights and Protections for COMEX Division Memberships

The following is a summary of the material rights acquired or retained by the COMEX Division in connection with the COMEX Division transaction:

Trading Right Protections

•	The number of COMEX Division memberships will remain fixed at 772 consistent with the corresponding provision in the Existing COMEX By-laws.

•	The owners of the 772 COMEX Division memberships will retain the exclusive right to perform open-outcry trading of all Core Products, and any COMEX Division Replacement Contracts; provided, however, that this provision does not affect the rights of owners of COMEX Division option memberships to trade pursuant to the rules of the COMEX Division.

•	Until the fifth anniversary of the closing of the COMEX Division transaction, NYMEX will not eliminate, suspend or restrict open-outcry trading of any Core Product or any COMEX Division Replacement Contract.

•

For as long as open-outcry trading exists on the COMEX Division (but in all events until the fifth anniversary of the date of the closing of the COMEX Division transaction), the NYMEX Division shall (i) maintain the COMEX Division’s current facility for such open-outcry market, or a facility comparable thereto, for the dissemination of price information and for open-outcry trading, clearing and delivery, (ii) provide reasonable financial support for technology, marketing and research for open-outcry markets and (iii) provide reasonable floor space for open-outcry trading of COMEX Division contracts. NYMEX will not reduce current COMEX Division floor space before the third anniversary of the date of the closing of the COMEX Division transaction without the prior consent of the COMEX Governors Committee. Beginning on the third anniversary through the fifth anniversary of the date of the closing of the COMEX Division transaction, no reduction in the aggregate size of current COMEX Division floor space may be made unless average daily Core Product open-outcry volume in any consecutive six-month period (on a rolling six-month basis commencing six-months prior to the third anniversary of the date of the closing of the COMEX Division transaction) is less than 40% of volume levels based on the average daily volume for the three-month period from August 1, 2006, through October 31, 2006; any such reduction should be in proportion to the level of volume decrease. For example, in the event that COMEX Division volume were to drop 50% for a six-month period in the fifth year after the closing of the COMEX Division transaction (as compared with the current three-month period volume), the floor space may be reduced up to 50%. The calculations shall not include any period in which the board of directors of the COMEX Division has taken emergency action.

•	The NYMEX Division will not issue trading permits to trade any Core Products (or COMEX Division Replacement Contracts) by open-outcry. As discussed above, the NYMEX Division may issue trading permits to trade any New Metals Contract by open-outcry for a period not to exceed two years after the commencement of trading of such contract, but permit holder rates for New Metals Contracts may not be lower than the applicable COMEX Division member rate.

•	Until the fifth anniversary of the closing of the COMEX Division transaction, except as otherwise described herein, the NYMEX Division will not establish or amend the contract terms and conditions of the Core Products traded by open-outcry (regardless of size), or any COMEX Division Replacement Contracts traded by open-outcry, without the prior approval of the COMEX Governors Committee in its sole discretion. This provision does not apply to Core Products traded exclusively via electronic means.

•	Until the fifth anniversary of the closing of the COMEX Division transaction, the NYMEX Division will first consult with (but will not be required to obtain the approval of) the COMEX Governors Committee prior to establishing or changing the terms and conditions for any New Metals Contracts.

•	The current surcharge charged to lessees or licensees of the COMEX Division memberships may not be decreased below current levels as of the closing of the COMEX Division transaction without the prior consent of the COMEX Governors Committee in its sole discretion.

•	For products traded electronically, for each COMEX Division membership owned or leased by an individual COMEX Division member, such member (in addition to the right to trade on the trading floor) will be authorized by the NYMEX Division to utilize up to four simultaneous electronic trading privileges for an owner (one for the owner plus three others) or up to two simultaneous electronic trading privileges for a lessee (one for the lessee plus one other) for the exercise of his member trading rights with the related member rates. In all cases, such privileges can only be utilized for the account of such individual owner or lessee of the COMEX Division membership. These electronic trading privileges can only be leased together with the related COMEX Division membership and only to an individual. This right is established by reference to the Existing By-laws and therefore may be amended by the Amended and Restated By-laws in accordance with their terms and any such amendment would apply equally to COMEX Division members and the NYMEX Division Class A members.

•	COMEX Division members shall have the privilege to continue dual trading in contracts traded on the COMEX Division (to the extent permitted by law) on terms no more restrictive than those imposed for contracts traded on the NYMEX Division.

•	The NYMEX Division may not impose membership transfer restrictions on COMEX Division members that are more restrictive than those imposed on the NYMEX Division Class A members.

•	The NYMEX Division may impose administrative fees, such as booth, telephone, bandwidth or similar fees, on COMEX Division members on a uniform basis as a class; provided, however, that such fees shall be reasonably related to actual expense increases faced by the NYMEX Division and such fees charged to COMEX Division members may not exceed those charged to the owners of Class A memberships in the NYMEX Division.

•	While the NYMEX Division may make changes to capital or eligibility requirements for becoming and maintaining member or non-clearing member firm status, such changes must be reasonably related to then-current market conditions and commonly accepted industry practices. Notwithstanding this or other provisions in the Existing By-laws, however, all clearing members for COMEX Division contracts shall be required to own at least two COMEX Division memberships as a condition for such clearing membership.

•	The NYMEX Division will consult with (but will not be required to obtain the approval of) the COMEX Governors Committee before proposing any change to open-outcry trading hours for any COMEX Division contracts traded via open-outcry. In addition, the NYMEX Division may only change COMEX Division open-outcry trading hours (i) if, within 15 days of the issuance of a written notice to COMEX Division members proposing such changes, there is no written demand for a COMEX Division member meeting to vote on such changes made by 10% or more of the COMEX Division members eligible to vote or (ii) if such written demand for a meeting is made by 10% or more of the COMEX Division members within 15 days of the issuance of a notice, then by the approval of the eligible voters representing at least a majority of the COMEX Division members actually voting at a COMEX Division member meeting. This provision, however, does not apply to a temporary change on business days preceding an official holiday of the NYMEX and COMEX Divisions or to any temporary change in trading hours implemented by the NYMEX and COMEX Divisions in response to a physical or other emergency.

Member Fee Protections

•	The COMEX Division members will retain their right to trade Core Products, COMEX Division Replacement Contracts and New Metals Contracts and will retain the right to trade certain other contracts at member rates on both open-outcry and any electronic trading platforms on which such COMEX contracts are listed.

•	Subject to certain exceptions, for the period that Core Products are traded via open-outcry (and for New Metals Contracts, for a five year period after the date of the closing of the COMEX Division transaction), fees charged to owners of COMEX Division memberships on Core Products and New Metals Contracts (traded electronically or via open-outcry) will be at least 50% lower than the fees charged to participants in the next highest tier of fees. At the time of any fee change, in comparing fees under this provision, the actual costs paid to any electronic trading system provider over the preceding three months expressed as an average weighted fee per contract will be deducted from the electronic (not open-outcry) fees before calculating the fee differential.

•	For the period after open-outcry trading of all Core Products has ceased, the average non-member/member fee ratio for all Core Products would not be less than the non-member/member fee ratio for all NYMEX core products traded both electronically and via open-outcry.

•	Open-outcry fees for COMEX Division members and non-members trading COMEX Division contracts shall not exceed electronic fees for the same or equivalent products, including miNYs; provided, however, that when comparing fees, contracts must be compared as if they were of equivalent contract size. For instance, the fee for an open-outcry traded 100 oz. gold future could not exceed the fees for two electronic 50 oz. gold miNY contracts.

•	The NYMEX Division may institute fee waivers for any COMEX Division contract, for up to a six-month period with extension for additional six-month periods upon prior reasonable consultation with (but not requiring the approval of) the COMEX Governors Committee. In the event that fee waivers are provided to non-COMEX Division members for any COMEX contract, fees for that contract must also be waived for COMEX Division members. In addition, all fee waivers will apply equally to open-outcry trading and electronic trading of the same metals products (regardless of size) during daytime trading hours. For example, if the NYMEX Division waives fees on gold miNY contracts during daytime trading hours, it must also waive fees for full-size gold contracts trading on open-outcry. For fee waivers that are implemented outside of open-outcry hours, there will be no requirement to waive fees on open-outcry trading; provided, however, that such off-hours fee waivers are subject to the six month periods referenced above. In addition, if NYMEX waives open-outcry fees for any Comex Division contracts, electronic fees are not required to be waived.

•	Until the fifth anniversary of the closing of the COMEX Division transaction, the average member fee for COMEX Division members trading Core Products will not be increased by any greater percentage than the average member fees for NYMEX core products are increased over the same period.

•	For NYMEX CPCs where metals is the underlying commodity, if the NYMEX Division Class A members are provided a member fee for NYMEX CPCs where the NYMEX Division core products are the underlying commodity, COMEX Division members will receive a member fee on a per product basis not greater than seventy percent (70%) of the fee charged from time-to-time to non-members for trading such metals products, provided that regulatory requirements set by the CFTC and the NYMEX Division are met.

•	Until the fifth anniversary of the closing of the COMEX Division transaction, the fees charged with respect to open-outcry trading of the NYMEX Division contracts by COMEX Division members (or COMEX Division contracts by the NYMEX Division Class A members), who are natural persons who own the relevant membership and are not persons who lease or license memberships, as customers from off the floor for their own accounts (but not for the account of a COMEX Division member firm or any other business association) shall be established by the board of directors of the COMEX Division and shall be equal to the mean between the lowest fees charged to owners of COMEX Division memberships for open-outcry contracts traded on the COMEX Division and the highest tier of fees charged to non-members for open-outcry contracts traded on the COMEX Division; provided, however, that in no event shall fees charged to COMEX Division members trading the NYMEX Division contracts be less than fees charged to the NYMEX Division Class A members trading the NYMEX Division contracts.

•	Until the fifth anniversary of the closing of the COMEX Division transaction, with respect to cross-divisional trading of contracts traded on an electronic trading system with respect to

COMEX Division or the NYMEX Division Class A members, as applicable, who are natural persons who own the relevant membership and not persons who lease or license memberships, as customers for their own accounts (but not for the account of a COMEX Division member firm or any other business association) shall be established by the board of directors of the COMEX Division and shall be equal to, on a per contract basis:

•	for COMEX Division members trading NYMEX Division products: the mean between the lowest such fees charged to owners of the NYMEX Division memberships and the highest tier of fees charged to non-members for such contracts traded on the NYMEX Division; and

•	for the NYMEX Division Class A members trading COMEX Division products: the mean between the lowest such fees charged to owners of COMEX Division memberships and the highest tier of fees charged to non-members for such contracts traded on the COMEX Division.

•	After the five-year period, the board of directors of the COMEX Division shall determine whether to permit cross-divisional trading at discounted fees and determine any fees relative to cross-divisional trading; provided, however, that in the event the NYMEX Division Class A members are provided discounted fees for trading COMEX Division contracts, COMEX Division members shall be provided the same discounted fees.

•	If the NYMEX Division obtains the right for NYMEX Division Class A members to trade on another exchange any (i) contracts in which the underlying commodity is a metal other than platinum or palladium or (ii) contracts which are competitive with the NYMEX Division core products at a percentage discount from what would be charged to members of the public for trading those contracts, and if that other exchange lists metals contracts of any kind other than platinum or palladium, then the NYMEX Division shall obtain for the COMEX Division members the right to trade each of those metals contracts at the same percentage discount.

Member Benefit Protections

•	The life insurance, disability, health and other welfare benefit plans, programs, policies and arrangements (other than the COMEX Member’s Recognition and Retention Plan, “COMEX MRRP”) of the COMEX Division members and the owners of COMEX Division option memberships (as applicable) shall remain in effect with respect to such members to the same extent as the NYMEX Division Class A members. The MRRP will not change pursuant to the COMEX Transaction Agreement.

•	As they were previously entitled under the COMEX Merger Agreement, owners of COMEX Division memberships will receive a payment of $10 million in the aggregate from the proceeds of the IPO.

Merger/Spinoff Protections

•	If the NYMEX Division at any time acquires, is acquired by or merges with or into or otherwise consolidates with, another entity (or sells substantially all of its assets to or acquires substantially all of the assets of any such entity), (i) COMEX Division members shall retain certain of their trading rights and (ii) and the NYMEX Division shall use commercially reasonable efforts to obtain trading rights in the surviving or resulting entity for non-energy, non-metals contracts.

•	The NYMEX Division will not sell or spin off the COMEX Division (separately from the NYMEX Division) for a period of at least five years after the effective date of the COMEX Transaction

Agreement. In the event of a sale or spin-off of the COMEX Division five years or more after the effective date of the COMEX Transaction Agreement, the COMEX Division members will (i) retain all of the rights contained in the Amended and Restated COMEX By-laws (to the extent that the provisions have not expired pursuant to their terms), and (ii) subject to the other provisions set forth above, will be guaranteed a physical space in the New York City metropolitan area that is equivalent to their existing floor space at the NYMEX Division (at the time of the sale or spin-off) in which to trade open-outcry products.

COMEX Governors Committee and Other Committee Representation

•	Beginning in March 2007, the COMEX Governors Committee will consist of twelve members as follows: (a) seven (7) COMEX Division members (each of whom shall be a COMEX Division member who does not lease or license his membership) shall be elected by the COMEX Division members (the “Elected Governors”), and (b) five (5) other persons appointed by the board of directors of the NYMEX Division, at least three of whom will be COMEX Division members who do not lease or license their memberships.

•	Each member of the COMEX Governors Committee, except for the Chairman, who shall serve a two-year term, will serve a three-year term. If any of the seven elected members of the COMEX Governors Committee are unable to serve their full term, the remaining elected governors will appoint a replacement to serve until the next election. All decisions of the COMEX Governors Committee will be subject to a simple majority vote.

•	The Chairman of the COMEX Governors Committee (who shall be a COMEX Division member who does not lease or license his membership) will be elected by vote of the COMEX Division members, and will serve a two-year term. The Vice-Chairman of the COMEX Governors Committee will be selected from among the seven elected COMEX Division members on the COMEX Governors Committee by a vote of all the COMEX Governors Committee members.

•	The COMEX Governors Committee will have power and authority with respect to the COMEX Division membership, including, among other things, the ability to assess COMEX Division members when necessary to obtain independent legal or other professional services to protect their interests, and the right to retain and use funds over which it currently has, or in the future will have, control.

•	The NYMEX Division may impose dues or assessments upon the COMEX Division members in no greater amounts than those imposed on the NYMEX Division members, on a per member basis.

•	So long as open-outcry trading continues to exist in the COMEX Division, the subcommittees or panel of the Facilities Committee, Membership, Business Conduct and Adjudication Committees relating to COMEX Division facilities, membership process or disciplinary action regarding COMEX Division members shall be comprised of at least 70% of COMEX Division members, subject to certain exceptions. The Facilities Committee subcommittee relating to the COMEX Division will be responsible for initiating any changes to COMEX Division facilities; provided, however, that such changes will be submitted to the NYMEX Division for its approval.

•	Each Elected Governor will have the right to sit in on any COMEX Division Committee meeting at the NYMEX and COMEX Divisions in an advisory capacity.

•	At least two COMEX Division members shall be entitled to serve on each advisory committee relating to products traded on the COMEX Division.

Amendment of the Amended and Restated COMEX By-laws

Generally, the board of directors of the COMEX Division may amend the Amended and Restated COMEX By-laws upon a 66 2/3% vote of the entire board. Certain provisions of the Amended and Restated COMEX By-laws, however, may only be amended upon the affirmative vote of owners of 66 2/3% of the COMEX Division memberships voting in person or by proxy at a meeting.

Any change to the COMEX MRRP or amendments to the Amended and Restated COMEX By-laws regarding dues, assessments, trading permits for COMEX Core Products, special meetings of COMEX Division members, notice of meeting, quorum of members, voting for the COMEX Governors Committee, proxies, certain matters related to the powers of committees, and most matters related to the COMEX Governors Committee can only be approved upon: (1) approval by the board of directors and the COMEX Governors Committee, unless there is a written demand by the owners of COMEX Division memberships for a special meeting within fifteen days, in which case owners of COMEX Division memberships must also approve such changes by a majority vote; or (2) approval of the board of directors and approval by a majority vote of the owners of COMEX Division memberships in a meeting called by the board or the Chairman or, in certain circumstances, by the COMEX Governors Committee, at any time after the COMEX Governors Committee votes to disapprove the changes or fourteen days following the approval of the board of directors of the changes if the COMEX Governors Committee has failed to approve or disapprove such changes.

Seasonal and other conditions

We believe that our business, in the aggregate, is not seasonal. Certain contracts listed on the NYMEX Division, however, trade more heavily in some seasons rather than others. For example, heating oil futures and options trade more heavily in the late fall and winter months, while higher trading in unleaded gasoline futures and options usually occurs in the late spring and summer months. Where possible, we manage our trading floor personnel and expenses appropriately to address the seasonal variations in demand for these contracts.

Working capital requirements

We believe our working capital of $147.9 million at June 30, 2006 is adequate to meet our current obligations. Although no assurances can be made, we believe we have adequate cash flows from operations to fund future operations and capital expenditure requirements for the next twelve months. In addition, following the IPO we have the ability, and may seek, to raise capital through the issuances of stock in the private and public capital markets. For additional information on working capital, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

Research and development

We expend significant amounts each year on research for the development of new, and improvement of existing, commodity contracts. During the years ended December 31, 2005, 2004 and 2003, we expended, directly or indirectly, $2.2 million, $1.9 million, and $1.7 million, respectively, on research and development activities relating to the design, development, improvement and modification of new and existing contracts. We anticipate that we will continue to have research and development costs to maintain our competitive position in the future.

Regulation

Regulation of the U.S. futures exchange industry

Our operations are subject to extensive regulation by the CFTC under the Commodity Exchange Act. The Commodity Exchange Act generally requires that futures trading in commodities be conducted on a commodity exchange designated either as a contract market or as a derivatives transaction execution facility by the CFTC. That act establishes non-financial criteria for an exchange to be designated to list futures and options contracts. Designation as a contract market for the trading of a specified futures contract is non-exclusive. This means that the CFTC may designate additional exchanges as contract markets for trading the same or similar contracts.

Changes in existing laws and rules

Additional legislation or regulation, or changes in existing laws and rules or their interpretation, may directly affect our mode of operation and our profitability. In 2000, Congress adopted amendments to the Commodity Exchange Act which reduced the cost and burdens of listing new contracts for trading. The CFTC has adopted rules to implement those changes. Other amendments to the Commodity Exchange Act have been adopted by Congress that might be less favorable to our business. The regulations under which we have operated since 1974 have been changed in a manner that will permit unregulated competitors and competitors in other regulated industries to attempt to trade our products in their own trading facilities without the same regulatory costs we bear.

The CFMA provides a series of exclusions and exemptions from the Commodity Exchange Act that would generally allow our competitors to trade contracts identical or substantially similar to the ones that we offer without any form of regulation or oversight by the CFTC under certain circumstances. Generally those exclusions are available to markets limited to financial products traded among institutions, whether traded electronically or not, while the exemptions pertain to non-financial products such as energy or metals contracts. We, too, could comply with those exemptions and operate OTC energy and metals markets that are generally outside direct CFTC jurisdiction of the applicable market. If we choose to remain subject to CFTC jurisdiction, the CFMA has replaced the former rigid and rigorous statutory requirements exchanges faced with flexible core principles that exchanges—called contract markets or derivatives transaction execution facilities—would need to satisfy to comply with CFTC oversight. In addition, if we elect to trade our non-agricultural contracts on the derivatives transaction execution facility platform, banks and broker-dealers would become qualified to act as a sales force for our contracts, thus expanding our sales force substantially. Finally, the CFMA lifted the ban on trading in single-stock futures subject to the coordinated oversight of the CFTC and SEC, providing U.S. derivatives exchanges with the opportunity to compete for this new market.

The CFTC is subject to periodic reauthorization by Congress every five years. Congress is currently undertaking this process of reviewing the laws and regulations embodied in the CFMA to ensure that those affecting the futures industry are working adequately as market conditions evolve. Changes made to the CFMA’s regulatory framework for exchanges during reauthorization could make it easier for others to compete with us at lower regulatory cost. Thus, the regulatory framework may provide greater regulatory advantages for some of our competitors than it does for us. See section entitled “Risk factors—Proposals of legislation or regulatory changes preventing clearing facilities from being owned or controlled by exchanges, even if unsuccessful, may limit or stop our ability to run a clearinghouse. “

Legal proceedings

Set forth below is a description of material litigation to which we are a party, as of June 30, 2006. Although there can be no assurance as to the ultimate outcome, we believe we have a meritorious legal position in the matter described below. The final outcome of any litigation, however, cannot be predicted with certainty, and an adverse resolution of this matter could have a material adverse effect on our consolidated results of operations, financial position or cash flows.

We are a party to the following legal action:

New York Mercantile Exchange, Inc. v. Intercontinental Exchange, Inc.    On November 20, 2002, NYMEX Exchange commenced an action in United States District Court for the Southern District of New York against ICE. The amended complaint alleges claims for: (a) copyright infringement by ICE arising out of ICE’s uses of certain NYMEX Exchange settlement prices; (b) service mark infringement by reason of use by ICE of the service marks NYMEX and NEW YORK MERCANTILE EXCHANGE; (c) violation of trademark anti-dilution statutes; and (d) interference with contractual relationships. On January 6, 2003, ICE served an Answer and Counterclaims, in which ICE alleges five counterclaims against NYMEX Exchange as follows: (1) a claim for purported violation of Section 2 of the Sherman Act, 15 U.S.C. § 2, for NYMEX Exchange’s allegedly trying to maintain a monopoly in the execution of the North America energy futures and expand the alleged monopoly into the execution and clearing of North American OTC energy contracts by attempting to deny ICE access to NYMEX Exchange settlement prices; (2) a claim for purported violation of Section 1 of the Sherman Act by conspiring with certain of its members to restrain trade by attempting to deny ICE access to NYMEX Exchange settlement prices; (3) a claim for alleged violation of Section 2 of the Sherman Act by NYMEX Exchange purportedly denying ICE access to NYMEX Exchange’s settlement prices which are allegedly an “essential facility”; (4) a claim for purported violation of Section 1 of the Sherman Act and Section 3 of the Clayton Act by NYMEX Exchange allegedly tying execution services for North American energy futures and options to clearing services; and (5) a claim for purported violation of the Lanham Act through false advertising with respect to certain services offered by NYMEX Exchange and services offered by ICE. The counterclaims request damages and trebled damages in amounts not specified yet by ICE in addition to injunctive and declaratory relief.

On August 11, 2003, the Court issued an opinion dismissing certain counterclaims and one affirmative defense, with leave to replead. On or about August 28, 2003, NYMEX Exchange was served with ICE’s First Amended Counterclaims in which ICE made four counterclaims against NYMEX Exchange principally alleging violations of U.S. antitrust laws, including claims regarding monopoly leveraging.

By Order and Opinion dated June 30, 2004, the Court granted NYMEX Exchange’s motion and dismissed all of the antitrust counterclaims asserted against NYMEX Exchange. ICE did not appeal this decision.

By Order and Opinion dated September 29, 2005, the Court (1) granted ICE’s motion for summary judgment to the extent of dismissing NYMEX Exchange’s federal claims for copyright and trademark infringement and dismissing without prejudice (by declining to exercise supplemental jurisdiction), NYMEX Exchange’s state law claims for violation of trademark anti-dilution statutes and interference with contractual relationships, and (2) denied NYMEX Exchange’s cross-motion for partial summary judgment on copyright infringement and tortuous interference with contract. On October 13, 2005, NYMEX Exchange filed a notice of appeal with the United States

Court of Appeals for the Second Circuit. NYMEX Exchange filed its appeal brief on January 24, 2006. The appeal has been fully briefed. Oral argument has been scheduled for November 16, 2006. This case is ongoing.

Number of employees

As of November 1, 2006, we had 496 full-time employees. No employees are covered by labor unions.

Properties

Our primary trading facilities and corporate headquarters are located in a 16-story building in downtown New York, New York. This building, which is on land leased from the Battery Park City Authority for a term expiring on June 17, 2069, is one of five office buildings in a complex known as the World Financial Center. The construction of the 502,000 square foot building was completed in 1997. As of June 30, 2006, we lease approximately 158,000 square feet at this facility to 38 tenants who are member firms and non-member retail and other tenants. We are liable for liquidated damages on a declining scale, with an initial maximum of up to $75.0 million, if we violate terms of the occupancy agreement at any time prior to the 15 years from the date of occupancy, July 7, 1997. See the section entitled “Notes to the consolidated financial statements—Note 19. Commitments and contingencies.”

Our largest tenant is NYBOT, which entered into a lease agreement with us in 2002. Under the lease agreement, which expires in 2013, NYBOT leases approximately 13,000 square feet of the trading floor that is also occupied by COMEX Division, and approximately 45,000 square feet of office space. Rent commenced on various occupancy dates during 2003.

As described in “—Business continuity planning—Systems and facilities,” our permanent disaster recovery site, located on Long Island, New York, encompasses a back-up trading facility that operates on a separate power, water, and telecommunications grid than our headquarters facility. This alternative facility is fully equipped for trading, with a back-up trading floor, and has an emergency operations center. The back-up trading floor and data center are located outside of our headquarters’ transportation infrastructure. Our main and back-up data centers are linked through high capacity fiber connectivity which allows for fully-synchronous communications between the main and back-up systems. We lease the space for this site. The lease, which is for approximately 46,000 square feet of space, began in the fourth quarter 2002 and expires in 2013. Prior to occupying this site, our back-up data center was located at a temporary recovery site in New Jersey, which was occupied under a short-term lease that expired when the Company completed the transition to its permanent recovery site in April 2003.

We terminated our lease of 17,000 square feet of space at 22 Cortlandt Street in New York, New York.

We lease 8,000 square feet of space in London, England for operation of NYMEX Europe.

We lease office space in Houston, Texas, London, England, Singapore and Tokyo, Japan, where we conduct marketing activities.

Our management believes our properties are adequate and suitable for our business as presently conducted and are adequately maintained for the immediate future. Our facilities are effectively utilized for current operations of all segments and suitable additional space is available to accommodate expansion needs.

Management

Directors and executive officers

Set forth below are: (1) the names and ages of all of our directors and executive officers (including those who are also directors) at November 2, 2006; (2) all positions which are presently held by each such person; and (3) the positions held by, and principal areas of responsibility of, each such person during the last five years. Our Amended and Restated Certificate of Incorporation, which will be implemented only if the IPO is consummated, provides that, following the IPO, the number of directors constituting our board of directors shall be 15 and the directors shall be divided into two classes, composed of seven and eight directors, respectively, each elected to two-year terms. We intend to implement this provision and classify our board of directors in May 2007. In the event the IPO is not consummated, the Amended and Restated Certificate of Incorporation will not be implemented and the number of members of our board of directors will continue to be 15, each with a one-year term.

Name	Age	Position

Richard Schaeffer	54	Director and Chairman

Robert Halper	47	Director and Vice Chairman

James E. Newsome	47	Director, President and Chief Executive Officer

Stephen Ardizzone	45	Director

Neil Citrone	43	Director

Melvyn Falis	66	Director

William E. Ford	45	Director

Anthony George Gero	70	Director

Thomas Gordon	46	Director

Harvey Gralla	62	Director

David Greenberg	42	Director

Daniel Rappaport	52	Director

Frank Siciliano	59	Director and Treasurer

Robert Steele	67	Director

Dennis Suskind	63	Director

Christopher K. Bowen, Esq.	46	General Counsel, Chief Administrative Officer and Secretary

Madeline J. Boyd	54	Senior Vice President—External Affairs

Samuel H. Gaer	39	Chief Information Officer

Sean Keating	41	Senior Vice President—Clearing Services

Richard D. Kerschner, Esq.	39	Senior Vice President—Corporate Governance and Strategic Initiatives

Thomas F. LaSala	45	Senior Vice President—Compliance and Risk Management

Robert Levin	51	Senior Vice President—Research

Joseph Raia	49	Senior Vice President—Marketing

Kenneth D. Shifrin	49	Chief Financial Officer

Richard Schaeffer	Director and Chairman
Class A Member since 1981

Mr. Schaeffer was the Vice Chairman from 2004 until his election as Chairman in 2006. Mr. Schaeffer was the Treasurer from 1993 to 2004 and has served on the Executive Committee since 1992. Mr. Schaeffer has been a Director since 1990 and an owner of a Class A membership in NYMEX Exchange since 1981. From 1997 to 2006, Mr. Schaeffer was an Executive Director of Global Energy Futures for ABN AMRO, Inc. From 1992 to 1997, Mr. Schaeffer had been a Senior Vice President/Director of the Chicago Corp., which was a clearing member of both the NYMEX Division and the COMEX Division, until its buyout by ABN AMRO, Inc. Mr. Schaeffer is a director of NYMEX Europe Exchange Holdings Limited and NYMEX Europe. Mr. Schaeffer is the Chairman of the NYMEX Charitable Foundation. Mr. Schaeffer also serves as a member of the board of directors of the Juvenile Diabetes Foundation.

James Newsome	Director, President and Chief Executive Officer

Dr. Newsome has been the President since August 2004 and has been Chief Executive Officer since March 14, 2006. Prior to joining us, Dr. Newsome was appointed by President George W. Bush and served as Chairman of the CFTC upon U.S. Senate confirmation in December 2001. Dr. Newsome had been a Commissioner of the CFTC since August 1998. During his CFTC tenure, Dr. Newsome served as a member of the President’s Working Group on Financial Markets, and the President’s Corporate Fraud Task Force. Dr. Newsome serves on the Executive Committee of the Company and is the Co-Chairman of the Political Action Committee. Dr. Newsome serves on the boards of DME Holdings Limited and Dubai Mercantile Exchange Limited. Dr. Newsome is a director of NYMEX Europe Exchange Holdings Limited and NYMEX Europe.

Christopher Bowen	General Counsel, Chief Administrative Officer and Secretary

Mr. Bowen was appointed as General Counsel and Chief Administrative Officer in 2002 and Corporate Secretary in 2006. Mr. Bowen has served as Senior Vice President and General Counsel since 1997. Mr. Bowen also serves as the Corporate Secretary of NYMEX Europe Exchange Holdings Limited and NYMEX Europe. Mr. Bowen held the positions of Associate General Counsel and Senior Associate General Counsel. Mr. Bowen had also served as Counsel/Manager of Futures Compliance at Morgan Stanley & Co., Inc. and as an attorney at the CFTC.

Madeline Boyd	Senior Vice President—External Affairs
Class A Member from 1984 until 2003

Ms. Boyd was appointed, in 2004, as Senior Vice President of External Affairs, which combines the responsibilities of community and government affairs. Ms. Boyd had been a Class A member of the NYMEX Exchange since 1984, and a director of NYMEX Holdings from 1998 to 2004. Ms. Boyd was a gasoline trader on the NYMEX Exchange from 1987 to 2003. Ms. Boyd has been the President of the NYMEX Charitable Foundation and the NYMEX PAC since January 2004 and continues to serve as Chairman of the New York Mercantile Exchange Charitable Assistance Fund.

Samuel Gaer	Chief Information Officer
Beneficial owner of one or more COMEX Division membership since 1990

Mr. Gaer was appointed as Chief Information Officer in 2003. Mr. Gaer has been involved with the commodities industry since he was fifteen years old, working as a clerk on the COMEX trading floor. Mr. Gaer became a member of the COMEX Division in 1988. In 1991, Mr. Gaer formed Uptick Trading, which merged into Millenium Copper Group, Inc. in 1993. Mr. Gaer left the trading floor in 1998 in order to devote more time to trading software development and architecture, and subsequently founded TradingGear.com, a trading software development company. Mr. Gaer served as the interim Chief Executive Officer of NYMEX Europe Exchange Holdings Limited and NYMEX Europe Limited from inception until February 2006.

Sean Keating	Senior Vice President—Clearing Services
Class A Member from 2003 until 2004

Mr. Keating was appointed as Senior Vice President of Clearing Services in 2004. Mr. Keating joined us from Pioneer Futures, Inc., a former Exchange clearing member, where he had been employed for over 16 years and served as its President since 1998. Mr. Keating had also served as President of Pioneer Capital Corp., a self-clearing National Association of Securities Dealers and New York Stock Exchange broker dealer. Mr. Keating originally worked in our Compliance department in 1987 as a trade practice analyst, where he was responsible for investigating violations of trade practices.

Richard Kerschner	Senior Vice President—Corporate Governance and Strategic Initiatives

Mr. Kerschner was appointed as Senior Vice President of Corporate Governance and Strategic Initiatives in October 2005. Mr. Kerschner joined us in July 2004 as Associate General Counsel and Director—Office of Corporate Governance. He was promoted to Associate General Counsel and Vice President of Corporate Governance in December 2004. Prior to joining us, Mr. Kerschner served, on a consulting basis, as a Senior Advisor and Special Counsel to the legal department of T-Mobile USA. From April 2000 to February 2004, Mr. Kerschner was employed by SmartServ Online, Inc., a Nasdaq-listed mobile data company, most recently as the Senior Vice President, General Counsel and Secretary. From November 1997 to April 2000, Mr. Kerschner was employed by Omnipoint Communications, a Nasdaq-listed wireless telecommunications carrier currently part of T-Mobile USA, most recently as the Managing Counsel. Prior to joining Omnipoint, Mr. Kerschner practiced law in a New Jersey law firm.

Thomas LaSala	Senior Vice President—Compliance and Risk Management

Mr. LaSala was appointed as Senior Vice President of Compliance and Risk Management in 2002. Mr. LaSala joined NYMEX Holdings in 1984 and worked in market surveillance as an analyst and director before being promoted to Vice President of Compliance in December 1993. Mr. LaSala oversees all aspects of regulatory compliance including trade practice, risk management, and market and financial surveillance. Mr. LaSala is also a director of the Futures Industry Association Futures Services Division and serves on the Joint Compliance Committee of all of the U.S. futures exchanges. Mr. LaSala received a Bachelor of Science degree in Business Administration with a concentration in Finance/Economics from Marist College in 1983.

Robert Levin	Senior Vice President—Research

Mr. Levin serves as Senior Vice President of Research and has been a Senior Vice President since 1993. Mr. Levin is responsible for the development and maintenance of our research efforts. Mr. Levin has been active in the development, maintenance, and refurbishing of all of the Exchange’s energy contracts. Mr. Levin has been among the major participants in restructuring proceedings governing the electric utility industry both at the state and federal levels. He represents NYMEX Holdings on advisory panels for the National Petroleum Council that study key industry issues. Mr. Levin is the Chief Executive Officer of Russian Energy Futures Limited, a NYMEX Holdings joint venture. Mr. Levin was our Vice President of Product Development from 1991 until 1993. Mr. Levin has been with us since 1987.

Joseph Raia	Senior Vice President—Marketing

Mr. Raia was appointed as Senior Vice President of Marketing in 2004. Mr. Raia had served as the Vice President of Marketing in 2004 and Director of Marketing from 2001 to 2004. Mr. Raia has over 22 years of professional experience in the energy and transportation sectors. From 2000 to 2001, Mr. Raia was the Senior Vice President, Senior Oil and Gas On-Air Analyst and Anchor at JAG Media Holdings, where he reported on energy equities and commodities.

Kenneth Shifrin	Chief Financial Officer

Mr. Shifrin was appointed Chief Financial Officer in October 2006. Mr. Shifrin previously served as Senior Vice President of Finance since January 2006 and as acting Chief Financial Officer from June 2005 to March 2006. Mr. Shifrin joined us in January 2004 as Vice President & Controller. Prior to joining us, Mr. Shifrin served as Global Controller of Electronic Broking Systems. Prior to that, Mr. Shifrin held several senior financial roles, including Chief Financial Officer of Gateway Logistics, Corp., and Chief Financial Officer and Vice President of Finance for Hirsch International, Corp.

Robert Halper	Vice Chairman
Class A Member since 1983
Beneficial owner of one or more COMEX Division membership since 1999

Mr. Halper previously served on the board of directors from 2000 until 2001. He began his career in commodities as a floor clerk. Mr. Halper purchased a NYMEX Division membership in 1983 and began trading as a local in Heating Oil. Mr. Halper is the President and sole proprietor of HPR Commodities, a NYMEX Division member firm. He currently is an active NYMEX Division OTC trader and NYMEX Division floor trader and a lead market maker for our e-miNYTM Heating Oil and Unleaded Gasoline. Mr. Halper serves on the Executive Committee of the Company. He is the Chairman of the Electronic Trading Advisory, Energy Advisory Committees. Mr. Halper is a director of NYMEX Europe Exchange Holdings Limited.

Stephen Ardizzone	Director since 2003
Class A Member since 1986

Mr. Ardizzone began his career as a COMEX Division clerk from 1981 to 1983. He subsequently moved to crude oil where he worked for three years as a clerk for Rafferty Associates and Smith Barney before forming his own brokerage operation, Zone Energy. In 2002, Mr. Ardizzone and his brother founded Bluefin Energy Trading, currently a member firm. Mr. Ardizzone has been active on various committees of our board of directors for the last 20 years. Specifically, Mr. Ardizzone is the Chairman of the Business Conduct, Control, Facilities Committees, Co-Chairman of the Floor Broker/Local Advisory-Marketing, Membership Committees and Co-Vice Chairman of Compliance Review Committee. Mr. Ardizzone serves on the boards of DME Holdings Limited and Dubai Mercantile Exchange Limited.

Neil Citrone	Director since 2006
Class A Member since 1995
Beneficial owner of one or more COMEX Division membership since 1995

Mr. Citrone is currently the Managing Director of Pioneer Futures, Inc. and manages the Pioneer Division of Man Financial. He has been employed by Pioneer Futures, Inc. since 1990 where his responsibilities have included managing the clearing functions, overseeing customer activity and providing leadership toward the growth of the firm. Mr. Citrone has been an active member of the FCM and trading community of NYMEX Exchange since 1987. Mr. Citrone serves on the Executive Committee of the Company. Mr. Citrone is the Chairman of the Appeals, Clearing House, FCM Advisory Committees. Mr. Citrone served on our board of directors from 1997 through 2001. In 2000, he also served on the Executive Committee and was the Corporate Secretary.

Melvyn Falis	Director since 2001

Mr. Falis is the Chairman of the Corporate Governance Committee, and serves on the Audit Committee and Compensation Committee. Mr. Falis has been a partner in Gusrae, Kaplan, Bruno & Nusbaum, PLLC, since 1987. He was a public member of the board of directors of the New York Futures Exchange and, since 1999, has served as a public member of the board of directors of the Commodity Floor Brokers and Traders Association. He has served as Co-Chairman of the International Advisory Committee and Co-Vice Chairman of the Institutional Money Management Advisory Committee. Mr. Falis served as our General Counsel from 1977 to 1983 and was a principal author of the heating oil contract. Prior to serving as our General Counsel, he was a commodities and securities counsel for Bache Halsey Stuart, a predecessor firm to Prudential Securities.

William E. Ford	Director since 2006

Mr. Ford is President and a Managing Director of General Atlantic LLC, a leading global private equity firm that provides capital for innovative companies where information technology or intellectual property is a key driver of growth. He has been with General Atlantic (or its predecessor) since 1991. Mr. Ford was appointed to the board of directors on March 14, 2006 in accordance with the terms of the GA Agreement according to which, following the IPO, General Atlantic will be entitled to designate one nominee, and NYMEX Holdings’ board of directors will nominate and unanimously recommend that our stockholders elect that individual to our board of directors. Such individual must be a managing director of General Atlantic LLC. In addition, so long as General Atlantic owns at least 80% of the number of shares of Series A Preferred Stock initially acquired by it (including for purposes of this calculation the shares of NYMEX Holdings common stock issued or issuable upon conversion of the Series A Preferred Stock, which will automatically occur upon the closing of the IPO), General Atlantic will be entitled to designate one non-voting observer to the boards of directors who must be reasonably acceptable to NYMEX Holdings. For additional information, see “Certain relationships and related party transactions” below. Mr. Ford serves on the Executive Committee. Mr. Ford is the Co-Chairman of the Political Action Committee and Vice Chairman of the NYMEX Charitable Foundation and Co-Vice Chairman of the Finance Committee. He also serves on the Compensation Committee. Mr. Ford is a director of Computershare Limited and NYSE Group, Inc.

A. George Gero	Director since 1999
Class A Member since 1966
Beneficial owner of one or more COMEX Division membership since 1978

Mr. Gero is currently a Senior Vice President of RBC Dain Rauscher and a Vice President of Global Futures at RBC Capital Markets. Mr. Gero was a Senior Vice President of Legg Mason Wood Walker, Inc. until December 2, 2005. Mr. Gero held various positions with the Futures Division of Prudential Securities, Inc., from 1981 to 2003, most recently as a Senior Vice President-Investment and as a First Vice President. Mr. Gero first served as a board member of the Exchange in 1976 and has been a member of the COMEX Division since 1976, the American Stock Exchange since 1995, NYBOT since 1984, the Philadelphia Stock Exchange since 2003 and NYMEX Exchange since 1966. Mr. Gero is the Chairman of the Adjudication, Metals Advisory Committees, Co-Chairman of Arbitration Committee, Vice Chairman of Membership, Options Advisory Committees, and Co-Vice Chairman of Clearing House, Compliance Review, FCM Advisory, Marketing and Political Action Committees. Mr. Gero also serves on the COMEX Governors Committee. Mr. Gero is the Chairman of the Commodity Floor Brokers and Traders Association. Mr. Gero is currently a board member of the New York Futures Exchange, International Precious Metals Institute and FINEX, and was previously a director of the Commodity Clearing Corporation. In addition, Mr. Gero is currently a board member of the PBOT division of the Philadelphia Stock Exchange, a member of the Financial Planning Association of New York, a member of the Managed Funds Association and a Senior Conferring Member on NYMEX Exchange.

Thomas Gordon	Director since 2006
Class A Member since 1983
Beneficial owner of one or more COMEX Division membership since 2003

Mr. Gordon began his career at NYMEX Exchange in 1980. Mr. Gordon worked for several brokerage firms in the capacity of runner, phone clerk, associated person, discretionary trader, floor broker, supervisor and analyst. In 1984, Mr. Gordon joined Bay Area Petroleum and subsequently became Vice President and Partner. Mr. Gordon left Bay Area Petroleum in 1990 and became a local trader. Mr. Gordon has been a local trader for the past fifteen years. Mr. Gordon serves on the Executive Committee of the Company. Mr. Gordon is the Chairman of the Compliance Review, Floor/Settlement Price Committees, Co-Chairman of the Floor Broker/Local Advisory and Co-Vice Chairman of Business Conduct, Electronic Trading Advisory, Energy Advisory, Finance and Political Action Committees. Mr. Gordon has also served as Ring Chairman in Crude Oil for the past five years.

Harvey Gralla	Director since 2005
Class A Member since 1980

Mr. Gralla began his career in the life insurance field and received a Chartered Life Underwriter degree. In 1980, Mr. Gralla changed careers and became a member of NYMEX Exchange, where he traded for 17 years. In addition to being a NYMEX Exchange equity holder, Mr. Gralla is an active off-the-floor trader in NYMEX Exchange energy products. Mr. Gralla serves on the Executive Committee of the Company. Mr. Gralla is the Chairman of the Equity Holders’ Advisory Committee. Mr. Gralla is also a member of NYBOT.

David Greenberg	Director since 2000
Class A Member since 1990

Mr. Greenberg has been the President of Sterling Commodities Corp. since 1996. Mr. Greenberg has been a member of NYMEX Exchange since 1990. Mr. Greenberg serves on the Executive Committee of the Company. Mr. Greenberg is the Co-Chairman of the Marketing Committee, Vice Chairman of the Facilities committee and Co-Vice Chairman of the Electronic Trading Advisory Committee. He also serves as a member of NYBOT and as a director of the Commodity Floor Brokers and Traders Association and the Futures and Options for Kids charity.

Daniel Rappaport	Director since 2006
Class A Member since 1981
Beneficial owner of one or more COMEX Division membership since 1989

Mr. Rappaport served as our Chairman of the Board/CEO from 1993 through March 2001 during which time he led NYMEX Exchange through the merger with COMEX, relocated NYMEX Exchange to its new headquarters facility and led NYMEX from a New York not-for-profit company to a demutualized for-profit Delaware corporation. Mr. Rappaport was first elected to our Board in 1986. Mr. Rappaport currently serves as the Managing Partner of a fund of funds. Mr. Rappaport was appointed by the U.S. Secretary of Energy to serve as a member of the National Petroleum Council, he was also appointed to serve as a member of the U.S. Commodity Futures Trading Commission Global Markets Advisory Committee, he served as a Board member of the Futures Industry Institute and as a Trustee on the Board of Trustees of New York Law School. Mr. Rappaport is the Vice Chairman of the Equity Holders’ Advisory Committee and Co-Vice Chairman of the Marketing Committee.

Frank Siciliano	Director since 2006
Class A Member since 1985
Beneficial owner of one or more COMEX Division membership since 1986

Mr. Siciliano serves as the Treasurer of the Company. Mr. Siciliano is the Chairman of the Bylaws, Finance Committees, Co-Chairman of the Arbitration, Floor Broker/Local Advisory, Marketing Committees. Mr. Siciliano has been involved in the commodity business for over thirty years. He began his career at COMEX in 1974 as Assistant to the President. Over the next six years, he rose to Senior Vice President and Chief Operating Officer of COMEX. Between 1974 and July 1976, he coordinated the development and construction of the Four World Trade Center complex, which consolidated four commodity exchanges onto one trading floor. Upon his resignation from COMEX in 1981, Mr. Siciliano began his trading career on the floor of COMEX, as a silver local. In 1985, he purchased a Class A membership in the NYMEX Division, where he began trading crude oil as a local. In 1997, he moved to trade natural gas as a local. In 2006, he started a brokerage company, GASO Brokerage, Inc. Mr. Siciliano is a member of the Finance and Locals’ Advisory Committees. Mr. Siciliano is a director of Russian Energy Futures Limited. He also served as Vice Chairman of Futures and Options for Kids. Prior to his employment with COMEX in 1974, Mr. Siciliano was a professor of Economics at Pace University.

Robert Steele	Director since 1999

Mr. Steele is Chairman of the Compensation Committee, and serves on the Audit Committee and Corporate Governance Committee. Mr. Steele was a Public director from 1988 to 1994 and was re-appointed to the Board in 1999. A former banker, Mr. Steele has been Vice Chairman of the John Ryan Company since 1996 and was a director of the Merlin Retail Financial Center from 1994 to 2005. He is a Public director of the American Stock Exchange, and a director of NLC

Mutual Insurance Company, and was Chairman of publicly listed Moore Medical Corporation prior to its recent sale. Mr. Steele was a U.S. Congressman (Second District, CT 1970-1974), serving on the House Foreign Affairs Committee and chairing or co-chairing Congressional Task Forces on International Drug Trafficking and Problems of the Aging. Following Congress, he was appointed Chairman of the Social Security Committee of the White House Conference on Aging. Mr. Steele served as a Soviet Affairs specialist in the Central Intelligence Agency, and was a visiting lecturer in government at the United States Coast Guard Academy. He is the recipient of an honorary Doctor of Laws degree from Sacred Heart University in Connecticut.

Dennis Suskind	Director since 2006
Class A Member from 1969 until 1991

Mr. Suskind is Chairman of the Audit Committee, and serves on the Compensation and Corporate Governance Committee. Mr. Suskind also serves as Co-Vice Chairman of the Metals Advisory Committee. Mr. Suskind entered J. Aron & Company in 1961 where he served as Executive Vice President with responsibility for the worldwide precious metal trading operations. In 1980, Mr. Suskind became a General Partner of Goldman Sachs upon its acquisition of J. Aron & Company where he led the Metals operations for the next ten years until his retirement in 1990. During his tenure in trading metals, Mr. Suskind served as Vice Chairman of NYMEX Exchange, Vice Chairman of COMEX, a member of the board of directors of Futures Industry Association, a member of the board of directors of International Precious Metals Institute, Chairperson of the Financial Times International Gold Conferences and a member of the Boards of the Gold and Silver Institutes in Washington. In 2005, Mr. Suskind was elected to the Futures Industry Association’s Hall of Fame. Mr. Suskind has previously served as an elected official of the town of Southampton. He currently serves as President of the board of directors of the Arthur Ashe Institute for Urban Health, President of the Hampton Classic Horse Show, a board member of Bridgehampton National Bank and the United Equity Fund. He is also President of the Board of the Stein Ericksen Lodge in Deer Valley, Utah. He has served as a Member of the President’s Council of the Peconic Land Trust, President of Brown University’s Parent’s Council, Founding Member of Mt. Sinai’s Hospital Associates, board of directors of the Nature Conservancy, and as a board member of the Collegiate School and Marymount Schools in NY among others.

Board of directors

Our board of directors has 15 members. There currently are no vacant director positions on the Board. None of the directors, except for the Chairman and the President, is currently an employee of ours. Pursuant to our Existing Certificate of Incorporation and Existing By-laws and the Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, both to be effective upon consummation of the IPO, the directors who serve as Chairman, Vice Chairman and Treasurer are also officers of the Company. There were no compensation committee interlocks or other relationships during 2005 requiring disclosure under item 402(j) of Regulation S-K of the SEC. So long as General Atlantic owns at least 80% of the number of shares of Series A Preferred Stock initially acquired by it (including for purposes of this calculation the shares of NYMEX Holdings common stock issued or issuable upon conversion of the Series A Preferred Stock, which will automatically occur upon closing of the IPO), General Atlantic will be entitled to designate one nominee, and NYMEX Holdings’ board of directors will nominate and unanimously recommend that our stockholders elect that individual to our board of directors. Such individual must be a managing director of General Atlantic LLC. In addition, so long as General Atlantic owns at least 80% of the number of shares of Series A Preferred Stock initially acquired by it (including for purposes of this calculation the shares of NYMEX Holdings common stock issued or issuable upon conversion of the Series A Preferred Stock, which will automatically occur upon the closing of the IPO), General Atlantic will be entitled to designate one non-voting observer to the boards of directors who must be reasonably acceptable to NYMEX Holdings.

Our board of directors held a total of 29 meetings, including one (1) Annual Meeting of Stockholders during 2005. None of the directors attended less than 75% of the meetings.

The CFTC recently published a proposed rule that may make the standards for independence of a director stricter than the current standards. There can be no assurance that the proposed rule will pass and, if so, in what form.

Committees of the board of directors

The Board has established Executive, Audit, Compensation, Corporate Governance and Nominating and certain other committees. The Board established a Compensation Committee in 2002 and a Corporate Governance Committee in 2003. Our Audit and Compensation Committees consist solely of Public Directors, all of whom satisfy the independence requirements set forth in the New York Stock Exchange listing standards.

Executive committee

The Executive Committee consists of Richard Schaeffer, Robert Halper, James Newsome, Neil Citrone, William Ford, Thomas Gordon, Harvey Gralla and David Greenberg. This Committee met 48 times in the year 2005. The Executive Committee may exercise the authority of the Board. The Executive Committee shall perform other duties as are specified by the Board or as are provided in the Company’s bylaws and rules.

Audit committee

As of November 2006, the Audit Committee consisted of: Dennis Suskind (Chairman), Robert Steele and Melvyn Falis. This Committee met 33 times in 2005. The Audit Committee has direct oversight of the Company’s internal audit department and makes decisions concerning the engagement of public accountants, reviews with the public accountants the scope and results of the audit engagement, approves professional services provided by the public accountants, reviews the independence of the public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company’s internal accounting controls.

Compensation committee

The board of directors established a Compensation Committee in 2002. As of November 2006, the Committee consisted of: Robert Steele (Chairman), Dennis Suskind, William Ford and Melvyn Falis. The Compensation Committee met 12 times in the year 2005. In 2003, the Company adopted a Compensation Committee Charter. The Compensation Committee reviews issues related to executive compensation, such as salary and bonus ranges and incentive compensation plans. The Compensation Committee also determines the salary and bonus amounts for the Chairman and President, and determines annual bonus amounts for the Executive Committee of the board of directors. In addition, the Compensation Committee determines salary and bonus amounts for senior vice presidents and reviews and approves salary and bonus amounts for vice presidents.

Corporate governance and nominating committee

As of November 2006, the Committee consisted of: Melvyn Falis (Chairman), Robert Steele, and Dennis Suskind. The Corporate Governance and Nominating Committee met 5 times in the year 2005. The purpose of the Corporate Governance Committee is to develop and recommend to the board of directors corporate governance principles applicable to the Company and oversee the Company’s policies, practices and procedures in the area of corporate governance. It also serves to identify and nominate individuals to the Board to serve as directors and to serve on committees of the Board.

Code of ethics

We have adopted a code of ethics for our principal executive officer and senior financial officers.

Benefit plans

Our board of directors approved the NYMEX Holdings, Inc. 2006 Omnibus Long-Term Incentive Plan (the “2006 Plan”) on July 13, 2006, approved by the stockholders at the special NYMEX shareholder meeting held on October 12, 2006. The 2006 Plan will only be implemented if the IPO is consummated. These approvals provided, however, that grants under the 2006 Plan may not be made prior to the closing of the IPO which is also subject to stockholder approval. Please see “—New plan benefits” for grants to be made upon the close of the IPO. The following is a summary of the 2006 Plan.

Purpose of plan.    The purpose of the 2006 Plan is to enhance our ability to attract and retain highly qualified officers, directors and key employees, and to motivate such persons to serve our company and to expend maximum effort to improve the business results and earnings of our company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of our company.

Administration of the plan.    Our board of directors has such powers and authorities related to the administration of the 2006 Plan as are consistent with our corporate governance documents and applicable law. The board of directors may (and in some cases under applicable law, our governance documents or regulatory requirements must) delegate to a committee (the “committee”) administration of all or some parts of the 2006 Plan. Generally, any committee to whom administrative responsibility has been delegated may be comprised of directors who (i) qualify as “outside directors” within the meaning of Section 162(m) of the Code, (ii) meet such other requirements as may be established from time to time by the SEC for plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act, and (iii) comply with the independence requirements of the stock exchange on which our common stock is listed.

Number of authorized shares.    4,300,000 shares of common stock have been reserved for issuance under the 2006 Plan. Subject to the terms of the 2006 Plan, any of the reserved shares may be issued pursuant to incentive stock options (“ISOs”). Under no circumstances may more than 1,433,333 shares be issued under the Plan as restricted stock or restricted stock units. Any shares covered by an award that are not purchased or are forfeited, settled in cash or otherwise terminated shall be available for future grants under the 2006 Plan. The number and class of shares available under the 2006 Plan and/or subject to outstanding awards may be equitably adjusted by our board in the event of various changes in the capitalization of our company.

Type of awards.    The following types of awards are available for grant under the 2006 Plan: ISOs, non-qualified stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock, restricted stock units, and performance and annual incentive awards.

Deferral arrangements.    Our board may permit or require the deferral of any award payment into a deferred compensation arrangement.

Eligibility and participation.    Eligibility to participate in the 2006 Plan is limited to such employees, officers and directors of our company, or of any affiliate, as our board shall determine and designate from time to time.

Grant of Options and SARs.    Our board may award ISOs, NSOs (together, “Options”), and SARs to eligible participants. Our board is authorized to grant SARs in tandem with or as a component of other awards or not in conjunction with other awards.

Exercise price of Options and SARs.    The exercise price per share of an Option will in no event be less than 100% of the fair market value per share of our stock underlying the award on the grant date. In no case shall the exercise price of any Option be less than the par value of a share of our stock. A SAR shall confer on the grantee a right to receive, upon exercise, a payment of the excess of (A) the fair market value of one share of our stock on the date of exercise over (B) the grant price of the SAR as determined by our board. The grant price shall be fixed at the fair market value of a share of stock on the date of grant. SARs granted in tandem with an outstanding Option following the grant date of such Option may have a grant price that is equal to the Option’s exercise price; provided, however, that the SAR’s grant price may not be less than the fair market value of a share of stock on the grant date of the SAR. The exercise price of Options granted during the IPO will be the price per share of common stock of our company for the offering, as established by the Board.

Vesting of Options and SARs.    Our board will determine when an Option or SAR shall become exercisable and the effect of termination of service on such award, and include such information in the award agreement.

Special limitations on ISOs.    In the case of a grant of an Option intended to qualify as an ISO to a grantee that owns more than ten percent of the total combined voting power of all classes of our outstanding stock, its parent or any of its subsidiaries, (a “Ten Percent Stockholder”) the exercise price of the Option shall not be less than 110 percent of the fair market value of a share of our stock on the grant date. Additionally, an Option shall constitute an ISO only (i) if the grantee is an employee of our company or a subsidiary of our company, (ii) to the extent specifically provided in the related award agreement, and (iii) to the extent that the aggregate fair market value (determined at the time the option is granted) of the shares of stock with respect to which all ISOs held by such grantee become exercisable for the first time during any calendar year (under the 2006 Plan and all other plans of the grantee’s employer and its affiliates) does not exceed $100,000.

Exercise of Options and SARs.    An Option may be exercised by the delivery to us of written notice of exercise and payment in full of the exercise price (plus the amount of any taxes which we may be required to withhold). The minimum number of shares with respect to which an Option may be exercised, in whole or in part, at any time shall be the lesser of (i) the number set forth in the applicable award agreement and (ii) the maximum number of shares available for purchase under the Option at the time of exercise. Our board has the discretion to determine the method or methods by which an SAR may be exercised.

Expiration of Options and SARs.    Options and SARs will expire at such time as our board determines; provided, however that no Option may be exercised more than eight years from the date of grant, or in the case of an ISO held by a Ten Percent Stockholder, not more than five years from the date of grant.

Restricted stock and restricted stock units.    At the time a grant of restricted stock or restricted stock units is made, our board may, in its sole discretion, establish the applicable “restricted period” and prescribe restrictions in addition to or other than the expiration of the restricted period, including the satisfaction of corporate or individual performance objectives. At the time such restrictions lapse, unless our board otherwise provides in an award agreement, holders of restricted stock shall have the right to vote such stock and the right to receive any dividends declared or paid with respect to such stock. Our board may provide that any such dividends paid must be reinvested in shares of stock, which may or may not be subject to the same vesting conditions and restrictions applicable to such restricted stock. All distributions, if any, received by a grantee with respect to restricted stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original grant. Holders of restricted stock units shall have no rights as stockholders of our company. Our board may provide that the holder of restricted stock units shall be entitled to receive dividend equivalent rights, which may be deemed reinvested in additional restricted stock units.

Unless our board otherwise provides, upon the termination of a grantee’s service, any restricted stock or restricted stock units held by such grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited.

The grantee shall be required, to the extent required by applicable law, to purchase the restricted stock at a price equal to the greater of (i) the aggregate par value of the shares of stock represented by such restricted stock or (ii) the price, if any, specified in the award agreement relating to such restricted stock. If specified in the award agreement, the price may be deemed paid by services already rendered.

Performance and annual incentive awards.    The right of a grantee to exercise or receive a grant or settlement of any award, and the timing thereof, may be subject to such performance conditions as may be specified by our board. Our board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may, subject to certain limitations in the case of a performance award or annual incentive award intended to qualify under Section 162(m) of the Code (“Section 162(m)”), exercise its discretion to reduce the amounts payable under any award subject to performance conditions. If and to the extent required under Section 162(m), any power or authority relating to a performance award or annual incentive award intended to qualify under Section 162(m), shall be exercised by the committee and not our board.

We intend that performance awards and annual incentive awards granted to persons who are designated by the committee as likely to be “Covered Employees” within the meaning of Section 162(m) and regulations thereunder shall, if so designated by the committee, constitute “qualified performance-based compensation” within the meaning of Section 162(m) and regulations thereunder. The grant, exercise and/or settlement of such performance or annual incentive award shall be contingent upon achievement of pre-established performance goals which shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria. Performance goals shall be objective and shall otherwise meet the requirements of Section 162(m) and regulations thereunder.

One or more of the following business criteria for our company shall be used exclusively by the committee in establishing performance goals for such awards: (1) total stockholder return; (2) such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor’s 500 Stock Index; (3) net income; (4) pretax earnings; (5) earnings before interest expense, taxes, depreciation and amortization; (6) pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (7) operating margin; (8) earnings per share; (9) return on equity; (10) return on capital; (11) return on investment; (12) operating earnings; (13) working capital; (14) ratio of debt to stockholders’ equity and (15) revenue.

Change in control.    Our board may provide in the award agreement or any time thereafter (with grantee consent) the actions that will be taken upon a change in control of us, including but not limited to, alternative vesting, termination or assumption of awards.

Nontransferability of Awards.    Generally, during the lifetime of a grantee, only the grantee may exercise an Option and no Option shall be assignable or transferable other than by will or laws of descent and distribution. If authorized in the award agreement, a grantee may transfer, not for value, all or part of an NSO to certain family members. Neither restricted stock nor restricted stock units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by our board.

Tax withholding and tax offset payments.    We shall have the right to deduct from payments of any kind otherwise due to a grantee any federal, state, or local taxes of any kind required by law to be withheld with respect to the vesting of or other lapse of restrictions applicable to an award or upon the issuance of any shares of stock upon the exercise of an Option or pursuant to an award.

Term of plan.    Unless earlier terminated by our board, the authority to make grants under the 2006 Plan shall terminate on the date that is ten years after it is adopted by our board.

Amendment and termination.    Our board may, at any time and from time to time, amend, suspend, or terminate the 2006 Plan as to any shares of stock as to which awards have not been made. An amendment shall be contingent on approval of our stockholders to the extent stated by our board, required by applicable law or required by applicable stock exchange listing requirements. No Awards shall be made after termination of the 2006 Plan. No amendment, suspension, or termination of the 2006 Plan shall, without the consent of the grantee, impair rights or obligations under any award theretofore awarded under the 2006 Plan.

New plan benefits.    All grants of awards under the 2006 Plan will be discretionary. Therefore, in general, the benefits and amounts that will be received under the 2006 Plan are not determinable. However, at the time of the IPO all of our employees will be granted 100 shares of restricted stock units that will be subject to a four year annual vesting schedule. Non-employee directors will be granted annual deferred stock units (restricted stock units deferred under a deferral arrangement) equal to $40,000. Initial grants to non-employee directors will be subject to a one year vesting schedule; subsequent annual grants will vest ratably over the four quarters following the grant date. In lieu of the deferred stock unit grant described above, our Vice-Chairman will receive an annual grant of deferred stock units valued at $80,000, subject to the same vesting schedule described above.

The first grant will be made to our non-employee directors on the IPO, which will be prorated from the date of the IPO until the shareholder’s meeting held in 2007. For vesting purposes, service credit as of May 6, 2006 will be recognized.

Federal income tax consequences.    The following is a summary of the general federal income tax consequences to our company and to U.S. taxpayers of awards granted under the Plan. Tax consequences for any particular individual or under state or non-U.S. tax laws may be different.

NSOs and SARs.    No taxable income is reportable when a NSO or SAR is granted. Upon exercise, generally, the recipient will have ordinary income equal to the fair market value of the underlying shares of stock on the exercise date minus the exercise price. Any gain or loss upon the disposition of the stock received upon exercise will be capital gain or loss to the recipient if the appropriate holding period under federal tax law is met for such treatment.

ISOs.    No taxable income is reportable when an ISO is granted or exercised (except for recipients who are subject to the alternative minimum tax, who may be required to recognize income in the year in which the ISO is exercised). If the recipient exercises the ISO and then sells the underlying shares of stock more than two years after the grant date and more than one year after the exercise date, the excess of the sale price over the exercise price will be taxed as capital gain or loss. If the recipient exercises the ISO and sells the shares before the end of the two- or one-year holding periods, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the ISO.

Restricted stock and restricted stock units.    A recipient of restricted stock or restricted stock units will not have taxable income upon the grant unless, in the case of restricted stock, he or she elects to be taxed at that time. Instead, he or she will have ordinary income at the time of vesting equal to the fair market value on the vesting date of the shares (or cash) received minus any amount paid for the shares.

Tax effect for our company.    We generally will receive a tax deduction for any ordinary income recognized by a participant in respect of an award under the 2006 Plan (for example, upon the exercise of a NSO). In the case of ISOs that meet the holding period requirements described above, the grantee will not recognize ordinary income; therefore, we will not receive a deduction. Special rules limit the deductibility of compensation paid to our CEO and to each of our four most highly compensated executive officers. Under Section 162(m), the annual compensation paid to each of these executives may not be deductible to the extent that it exceeds $1 million. However, we intend to rely on Treas. Reg. Section 1.162-27(f) which provides that the deduction limit of Section 162(m) does not apply to any remuneration paid pursuant to a compensation plan or agreement that existed during the period in which the company was not publicly held. Subject to certain requirements, we may rely on this “grandfather” provision for up to a maximum of three years after we become publicly held. Additionally, after the expiration of the grandfather period, we can preserve the deductibility of compensation over $1 million if certain conditions of Section 162(m) are met. These conditions include shareholder approval of the 2006 Plan, setting limits on the number of awards that any individual may receive and, for awards other than Options and SARs, establishing performance criteria that must be met before the award will actually be granted, be settled, vest or be paid. The 2006 Plan has been designed to permit the committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m). Our deduction may also be limited by Section 280G of the Code.

Long-Term Incentive Plan

Following the completion of the IPO we intend to file a registration statement on Form S-8 under the Securities Act to register approximately 4,300,000 shares of common stock reserved for issuance under our stock incentive plans. The registration statement on Form S-8 will become effective automatically upon filing. If the IPO is not consummated, we will not register shares of common stock for issuance under stock incentive plans and we will not file a registration statement on Form S-8. In connection with the IPO, we intend to grant stock options and restricted stock units exercisable for 1,340,000 shares and 210,000 shares, respectively, for an aggregate maximum number of 1,550,000 shares.

Cash bonuses

The board of directors adopted an Incentive Compensation Plan (the “Incentive Plan”) and the stockholders approved the Incentive Plan at their Annual Meeting in 2002, with the intent of avoiding the possibility that the deductibility for Federal income tax purposes of bonus compensation with regard to the year ending December 31, 2002 or future years will be limited by Section 162(m) of the Internal Revenue Code (which under certain circumstances causes compensation to an employee in a year in excess of $1 million not to be deductible to the employer). Nothing precludes the Compensation Committee (the “Committee”) from making any awards that are outside the scope of the Incentive Plan. Moreover, to maintain flexibility, the Committee has not adopted a policy that all compensation must be deductible.

Under the Incentive Plan, the Committee may award cash bonuses to executive officers of NYMEX. Awards of incentive compensation are based upon a percentage of NYMEX’s consolidated earnings before interest, taxes, depreciation and amortization, before giving effect to losses from discontinued operations, extraordinary gains or losses, the cumulative effect of accounting changes, liquidity incentive programs or other forms of trading rebates and any unusual nonrecurring gain or loss (“EBITDA”). Under the Incentive Plan, none of the Chairman, the Vice Chairman or the President may receive a bonus award for any fiscal year that exceeds 3.0% of NYMEX’s consolidated EBITDA for that fiscal year. In addition, under the Incentive Plan, no other executive officer may be awarded a bonus for any fiscal year that exceeds 1.5% of NYMEX’s consolidated EBITDA for that fiscal year. Notwithstanding these provisions of the Incentive Plan, the board of directors has imposed additional limits beginning in 2006 on the amount of bonus awards that may be granted under the Incentive Plan as follows: No annual cash bonus awards shall be made (i) in excess of $2,000,000 to the Chairman or to the President and Chief Executive Officer or (ii) in excess of $1,000,000 to any executive officer of NYMEX at the level of Senior Vice President or above (not including the Chairman or the President and Chief Executive Officer). Bonuses may be payable in single lump sums, or may be payable over periods of years, and may (but will not be required to) be forfeitable to the extent recipients do not continue to be employed by NYMEX or its subsidiaries throughout the period during which they are payable.

Compensation of directors

Current compensation of directors

Chairman: The Chairman receives an annual base salary of $600,000. In 2005, then Chairman Mitchell Steinhause received a year-end bonus of $925,000. Richard Schaeffer was elected Chairman on May 1, 2006.

Vice Chairman: The Vice Chairman receives an annual stipend of $100,000 as well as a fee of $1,000 for each monthly board meeting attended. In 2005, then Vice Chairman Richard Schaeffer received a year-end bonus in an amount of $650,000. Robert Halper was elected Vice Chairman on May 1, 2006.

Director: Directors other than the Chairman and Vice Chairman currently receive a monthly stipend of $2,500, or $30,000 a year. All directors receive an additional fee of $1,000 for each regular monthly board meeting attended. Public Directors also currently receive $1,000 for each committee meeting attended. In addition, directors other than the Chairman and Vice Chairman serving on the Executive Committee received a $20,000 annual retainer. Directors serving on the Executive Committee were also eligible to receive a year-end bonus in an amount to be determined and approved by the board of directors. In 2005, the members of the Executive Committee received a $100,000 year-end bonus. Since May 2006, Executive Committee members no longer receive an additional annual retainer and are no longer eligible to receive an annual bonus for their service on the Executive Committee. In 2005, Kevin McDonnell, who served as a director and Treasurer, received a bonus of $300,000 in recognition of his extraordinary efforts on NYMEX’s behalf. In addition, director Stephen Ardizzone received a bonus $150,000 in recognition of his extraordinary efforts on NYMEX’s behalf.

In the event the IPO is not consummated, the directors of the Company will continue to be compensated as set forth above.

Compensation of directors following the IPO

In the event the IPO is consummated, the directors of the Company will be compensated as set forth below:

Employee Directors: The Chairman and the President and Chief Executive Officer are each employee directors of NYMEX. Directors who are employees do not receive any fees or additional compensation for services as members of the board of directors or any committee.

Non-Employee Directors: On July 6, 2006, the board of directors approved a plan for annual compensation for NYMEX’s non-employee directors (“Non-Employee Director Compensation Plan”), effective as of the date of an the IPO. Under the Non-Employee Director Compensation Plan, NYMEX’s non-employee directors will receive the following compensation for their services:

Cash fees: Each non-employee director of NYMEX other than the Vice Chairman will receive an annual cash retainer of $50,000 for services as a director of NYMEX. The Vice Chairman of the board of directors will receive an annual retainer of $100,000. In addition, each non-employee director that serves as a member of the Audit, Compensation or Corporate Governance and Nominating Committees will receive an annual cash retainer of $10,000 for each committee, and the Chair of each of the Audit, Compensation and Corporate Governance and Nominating Committees will receive an additional annual cash retainer of $15,000, $10,000 and $10,000, respectively.

Equity compensation: Each non-employee director of NYMEX other than the Vice Chairman will receive an annual award of deferred stock units (“DSUs”) valued at $40,000 as of the date of grant. The Vice Chairman of the board of directors will receive an annual DSU grant valued at $80,000 as of the date of grant, following each annual meeting of stockholders, which shall vest as to 25% of the grant at the end of each quarter following the date of grant. Each DSU represents NYMEX’s obligation to issue shares of its common stock in accordance with the terms of the Non-Employee Director Compensation Plan, with the shares to be delivered 6 months following the termination of the director’s board service. All annual DSU grants will vest as to 25% of the grant at the end of each quarter immediately following the date of grant until fully vested; provided, however, the initial grants will vest after one year of Board service (counted from May 1, 2006). DSUs will be allocated to a non-qualified deferred compensation arrangement under the Non-Employee Director Compensation Plan, with fully vested shares of NYMEX common stock equal to the value of the DSU account delivered to the respective non-employee director 6 months following the termination of board service.

2006 payments and grants: Cash fees and equity grants for the year ending with the 2007 annual meeting of stockholders shall be prorated for the period beginning on the date of the IPO and ending with the 2007 annual meeting. For vesting purposes on this initial equity grant, service will be counted as of May 1, 2006.

Executive compensation

The Summary Compensation Table below sets forth information in respect of the compensation of the Chairman of us and the other four (4) most highly-compensated executive officers of ours and our subsidiaries during 2005 and the amount of each of their annual compensation for 2003, 2004 and 2005.

Summary compensation table

	Annual compensation
Name and principal position	Year	Salary	Bonus		All other compensation(1)

Richard Schaeffer	2005	—	650,000		111,000	(2)
Chairman since May 1, 2006 and previously Vice Chairman	2004 2003	— —	375,000 110,000		100,500 61,000	(2) (2)

James Newsome	2005	700,000	700,000		13,200	(3)
President and, since March 14, 2006, Chief Executive Officer	2004 2003	296,154 —	600,000 —	(4)	— —

Christopher Bowen, Esq.,	2005	314,083	400,000		—
General Counsel, Chief Administrative Officer and Secretary	2004 2003	314,083 288,640	310,000 275,000		— —

Samuel Gaer	2005	360,000	600,000	(5)	18,000	(6)
Chief Information Officer	2004 2003	360,000 276,923	225,000 200,000		3,826 8,537	(7) (6)

Mitchell Steinhause	2005	600,000	925,000		—
Former Chairman and Chief Executive Officer	2004 2003	480,000 —	900,000 450,000		28,000 112,000	(2) (2)

(1)	As provided by SEC Regulation S-K, Item 402, perquisites and other personal benefits aggregating the lower of $50,000 or 10% of the sum of salary and bonus are not reported.

(2)	Consists of pro rata stipends for serving as Vice Chairman, Executive Committee member, or Board member, as the case may be, and Board meeting attendance fees (see “Compensation of Directors” above for description of fees).

(3)	Consists of life insurance premiums paid on behalf of Dr. Newsome.

(4)	Consists of $400,000 sign-on bonus and $200,000 year-end bonus.

(5)	Includes $250,000 one-time bonus payment for serving as Interim CEO–NYMEX Europe.

(6)	Consists of reimbursement payments, plus tax gross up, to Mr. Gaer, for life and disability insurance premiums.

(7)	Consists of reimbursement payments, plus tax gross up, to Mr. Gaer, for life insurance premiums.

Employee benefit plans

If the IPO is consummated, our directors and executive officers will be eligible, upon consummation of the IPO, to receive additional compensation in the form of cash, incentive stock options (“ISOs”), non-qualified stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock, restricted stock units, unrestricted stock grants and performance and annual incentive awards. If the IPO is not consummated, our directors and officers will not be eligible to receive these benefits. See the sections entitled “Management—Benefit plans” and “Management—Cash bonuses.”

Employment and other agreements

James Newsome

We have an employment agreement with James Newsome, our President and Chief Executive Officer, effective as of August 2, 2004 and expiring on August 1, 2007. This agreement provides for Dr. Newsome to earn a salary of $700,000 per year for the first two years of the agreement and $900,000 for the third year of the agreement. Dr. Newsome also received a signing bonus payment of $400,000. In addition to his annual salary, Dr. Newsome is entitled to be considered for an annual bonus. Such bonus is in the sole discretion of the Company. In the event that we award stock options in connection with the IPO or private placement of our equity securities, Dr. Newsome will be entitled to receive a stock option grant that is comparable to the stock option grants provided to the other of our senior officers and executives. Currently, we do not award stock options to our officers and directors but we intend to do so should the IPO be consummated.

If Dr. Newsome is terminated without Cause or if he resigns for Good Reason, he will be entitled to a payment of $900,000. If Dr. Newsome is terminated for Cause, our obligations shall cease, except his annual salary and other benefits accrued at the time and as required by applicable law. In either event, Dr. Newsome will be required to repay all or a portion of the signing bonus pursuant to a formula set forth in his agreement. The term “Cause” includes Dr. Newsome’s violation, involving dishonesty, breach of trust or bad faith, of any statute, regulation or rule in the areas of commodities or securities regulation that results in sanctions against him or us; any intentional act of fraud, embezzlement, theft or misappropriation of our funds; failure to devote substantially all of his business time and efforts to us or the uncured material breach of the terms of his agreement. The term “Good Reason” includes relocation by us of the principal place of employment by more than 50 miles from New York City; a material breach by us of the terms of Dr. Newsome’s agreement; or a demotion or significant diminution in his responsibilities.

If the Company elects not to renew the agreement at the end of the term, Dr. Newsome is entitled to a payment of $900,000 unless such non-renewal is for Cause. For a period of one year after employment has terminated, Dr. Newsome shall be precluded from engaging in any activities relative to the operation of a commodities exchange for trading and/or clearing in the energy and metals sector. In addition, Dr. Newsome is subject to customary confidentiality and non-solicitation provisions.

Christopher Bowen

We entered into an employment agreement in March 2006 with Christopher Bowen, our General Counsel and Chief Administrative Officer.

This agreement is effective as of March 1, 2006, and provides for Mr. Bowen to earn a salary at a minimum rate of $500,000 per year through February 28, 2009, subject to automatic one year renewal periods unless either party notifies the other party of non-renewal thirty days prior to expiration of the term. In addition to his annual salary, Mr. Bowen shall be paid an annual bonus in an amount to be determined by the board of directors, but in no event less than $250,000 per year (including calendar year 2006). In the event that we award stock options in connection with the IPO or private placement of our equity securities, Mr. Bowen will be entitled to receive a stock option grant that is not materially different in amount than the stock option grants provided to our Chief Information Officer and to our Chief Operating Officer. Currently, we do not award stock options to our officers and directors but we intend to do so should the IPO be consummated.

If Mr. Bowen is terminated without Cause or if he resigns for Good Reason, he will be entitled to: (A) his annual salary and other benefits accrued at the time, (B) a cash termination payment equal to 150% of the sum of his (x) annual salary and (y) the minimum annual bonus, all payable in prescribed installments over a one-year period, (C) health insurance benefits for up to 12 months after termination of employment and (D) vesting of all stock options, if any, held by him upon termination of his employment. We have initiated discussions with Mr. Bowen to amend these vesting provisions.

If Mr. Bowen is terminated for Cause, we shall have no obligations beyond those accrued prior to termination, and as required by applicable law. The term “Cause” includes Mr. Bowen’s conviction of a felony, or conviction of any other crime involving dishonesty or breach of trust; a violation involving dishonesty, breach of trust or bad faith of any statute, regulation or rule in the areas of commodities or securities regulation that results in sanctions against Mr. Bowen or us; deliberate misconduct, willful dereliction of duty, fraud, misappropriation or embezzlement; failure to devote substantially all of his business time and efforts to us; or the uncured material breach of the terms of his agreement. The term “Good Reason” is defined as relocation by more than 50 miles of Mr. Bowen’s principal place of employment or a material uncured breach by us. In addition, Mr. Bowen is subject to a non-compete restriction for a period of either six months (in the event of a for Cause termination) or one year (in the event of a voluntary, not for Cause or Good Reason termination) after employment has terminated, as the case may be, and to customary confidentiality and non-solicitation provisions.

Madeline Boyd

We have an employment agreement with Madeline Boyd, Senior Vice President-External Affairs. This agreement is effective as of January 8, 2004, and provides for Ms. Boyd to earn a salary of $225,000 per year through January 8, 2007. In addition to her annual salary, Ms. Boyd shall be eligible to receive an annual bonus in our sole discretion. If Ms. Boyd is terminated without Cause or if she resigns for Good Reason, she will be entitled to a payment of her salary, bonus and certain benefits (including continuation of health coverage) that would have been paid had a termination of her agreement not occurred, subject to a minimum of 100% of her annual salary plus any unpaid annual bonus granted prior to termination as well as certain other benefits pursuant to our employee benefits programs. If Ms. Boyd is terminated for Cause, we shall have no obligations beyond those accrued prior to termination, and as required by applicable law. The term “Cause” includes Ms. Boyd’s commission of a felony, or any other crime involving dishonesty, breach of trust or moral turpitude; a violation involving dishonesty, breach of trust or bad faith of any statute, regulation or rule in the areas of commodities or securities regulation;

deliberate misconduct, willful dereliction of duty, fraud, misappropriation or embezzlement; failure to devote substantially all of her business time and efforts to us; or the uncured material breach of the terms of her agreement. The term “Good Reason” includes our relocation of our principal executive offices outside of the New York City metropolitan area; a material uncured breach by us of the terms of Ms. Boyd’s agreement, or a significant diminution in her responsibilities or other material adverse change in her position, duties or responsibilities.

If we elect not to renew the agreement at the end of the term, Ms. Boyd shall be entitled to a severance payment of 29 weeks’ salary plus certain health and retirement benefits, as well as certain other benefits pursuant to our employee benefits programs, unless such non-renewal is for Cause. In addition, Ms. Boyd is subject to a non-compete restriction for a period of either six months (in the event of a for Cause termination) or one year (in the event of a voluntary, not for Cause or Good Reason termination) after employment has terminated, as the case may be, and to customary confidentiality and non-solicitation provisions.

Samuel Gaer

We have an employment and compensation agreement with Samuel Gaer, our Chief Information Officer. This agreement is effective as of March 31, 2003 and was amended on March 31, 2006, and pursuant to which Mr. Gaer earns a salary of $500,000 per year through March 30, 2009, subject to automatic one year renewal periods unless either party notifies the other party of non-renewal thirty days prior to the expiration of the term. In addition to his annual salary, Mr. Gaer shall have the opportunity to receive an annual bonus in an amount to be determined by the board of directors, but in no event less than $250,000 per year. In the event that we award stock options in connection with the IPO or private placement of our equity securities, Mr. Gaer will be entitled to receive a stock option grant that is not materially different from the stock option grants provided to our Chief Operating Officer and Chief Administrative Officer. Currently, we do not award stock options to our officers and directors but we intend to do so should the IPO be consummated.

If Mr. Gaer is terminated without Cause or if he resigns for Good Reason, he will be entitled to: (A) his annual salary and other benefits accrued at the time, (B) a cash termination payment equal to 150% of the sum of his (x) annual salary and (y) the minimum annual bonus, payable in prescribed installments over a one-year period, (C) health insurance benefits for up to 12 months after termination of employment and (D) vesting of all stock options, if any, held by him upon termination of his employment. We have initiated discussions with Mr. Gaer to amend these vesting provisions. If Mr. Gaer is terminated for Cause, we shall have no obligations beyond those accrued prior to termination, and as required by applicable law. The term “Cause” includes Mr. Gaer’s conviction of a felony, or conviction of any other crime involving dishonesty or breach of trust; a violation involving dishonesty, breach of trust or bad faith of any statute, regulation or rule in the areas of commodities or securities regulation that results in sanctions against Mr. Gaer or us; deliberate misconduct, willful dereliction of duty, fraud, misappropriation or embezzlement; failure to devote substantially all of his business time and efforts to us; or the uncured material breach of the terms of his agreement. The term “Good Reason” is defined as relocation by more than 50 miles of Mr. Gaer’s principal place of employment or a material uncured breach of the agreement by us. In addition, Mr. Gaer is subject to a non-compete restriction for a period of eighteen months after employment has terminated, as the case may be, and to customary confidentiality and non-solicitation provisions.

Sean Keating

We have an employment agreement with Sean Keating, one of our executive officers. This agreement is effective as of May 3, 2004, and provides for Mr. Keating to earn a salary of $225,000 per year through May 3, 2007. In addition to his annual salary, Mr. Keating shall be eligible to receive an annual bonus in our sole discretion. If Mr. Keating is terminated without Cause or if he resigns for Good Reason, he will be entitled to a payment of his salary, bonus and certain benefits (including continuation of health coverage) that would have been paid had a termination of his agreement not occurred, up to a maximum of 100% of his annual salary plus any unpaid annual bonus granted prior to termination. If Mr. Keating is terminated for Cause, we shall have no obligations beyond those accrued prior to termination, and as required by applicable law. The term “Cause” includes Mr. Keating’s commission of a felony, or any other crime involving dishonesty, breach of trust or moral turpitude; a violation involving dishonesty, breach of trust or bad faith of any statute, regulation or rule in the areas of commodities or securities regulation; deliberate misconduct, willful dereliction of duty, fraud, misappropriation or embezzlement; failure to devote substantially all of his business time and efforts to us; or the uncured material breach of the terms of his agreement. The term “Good Reason” includes our relocation of our principal executive offices outside of the New York City metropolitan area or a material breach of the terms of Mr. Keating’s agreement by us.

If we elect not to renew the agreement at the end of the term, Mr. Keating shall be entitled to a severance payment equal to 50% of his annual salary, unless such non-renewal is for Cause. In addition, Mr. Keating is subject to a non-compete restriction for a period of either six months (in the event of a for Cause termination) or one year (in the event of a voluntary, not for Cause, or Good Reason termination) after employment has terminated, as the case may be, and to customary confidentiality and non-solicitation provisions.

Principal stockholders

The following table sets forth information regarding beneficial ownership of common stock of NYMEX Holdings as of November 2, 2006 by:

•	each of our directors;
•	each of our named executive officers; and
•	all directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, and generally means that person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

This table lists applicable percentage ownership based on 81,600,000 shares of common stock (which includes 8,160,000 shares of cumulative redeemable convertible preferred stock beneficially owned by General Atlantic) outstanding as of June 30, 2006 and also lists applicable percentage ownership based on 88,084,800 shares of common stock outstanding after completion of this offering.(1)

This table assumes that all listed recipients of shares pursuant to this offering, those who own COMEX Division memberships, elect to receive their shares immediately upon the later of the closing of this offering or January 2, 2007, and therefore reflects the receipt of shares of Series B-1, Series B-2, and Series B-3 Common Stock.

In the event the IPO is consummated, the ownership interests of the below listed individuals may be diluted. The individuals listed below may also buy more shares in the IPO and therefore increase the number of shares that they beneficially own. Alternatively, the individuals listed below may participate as selling stockholders in the IPO and therefore the number of shares and the percentage of common stock of the series that they beneficially own may decrease.

The following table illustrates that (A) as of November 2, 2006, no director, other than William E. Ford, or executive officer of the Company, beneficially owned more than 1% of all the outstanding shares of common stock of the Company and (B) no persons other than certain investment entities affiliated with General Atlantic LLC and William E. Ford are the beneficial owners of 5% or more of the shares of common stock of the Company. The table sets forth information in respect of directors, executive officers named in the compensation table in the section entitled “Management—Executive compensation,” directors and executive officers as a group and certain beneficial stockholders. A person has beneficial ownership over shares if the person has voting or investment power over the shares.

Name of beneficial owner	Series	Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Shares beneficially owned after offering
				Number	Percent

Directors
Richard Schaeffer(2)	A-1	30,000	*	30,000	*
	A-2	30,000	*	30,000	*
	A-3	30,000	*	30,000	*
	All	90,000	*	90,000	*

Robert Halper(3)(8)	A-1	90,000	*	90,000	*
	A-2	90,000	*	90,000	*
	A-3	90,000	*	90,000	*
	B-1	0	0	5,600	*
	B-2	0	0	5,600	*
	B-3	0	0	5,600	*
	All	180,000	*	196,800	*

James Newsome(4)	A-1	0	0	0	0
	A-2	0	0	0	0
	A-3	0	0	0	0
	All	0	0	0	0

Stephen Ardizzone	A-1	62,000	*	62,000	*
	A-2	60,000	*	60,000	*
	A-3	60,000	*	60,000	*
	All	182,000	*	182,000	*

Neil Citrone(8)	A-1	30,000	*	30,000	*
	A-2	30,000	*	30,000	*
	A-3	30,000	*	30,000	*
	B-1	0	0	2,800	*
	B-2	0	0	2,800	*
	B-3	0	0	2,800	*
	All	90,000	*	98,400	*

Melvyn Falis	A-1	0	0	0	0
	A-2	0	0	0	0
	A-3	0	0	0	0
	All	0	0	0	0

William E. Ford(6)	(6)	8,160,000	10%	8,160,000	9.26%

A. George Gero(8)	A-1	60,000	*	60,000	*
	A-2	60,000	*	60,000	*
	A-3	60,000	*	60,000	*
	B-1	0	0	5,600	*
	B-2	0	0	5,600	*
	B-3	0	0	5,600	*
	All	180,000	*	196,800	*

Thomas Gordon(8)	A-1	30,000	*	30,000	*
	A-2	30,000	*	30,000	*
	A-3	30,000	*	30,000	*
	B-1	0	0	8,400	*
	B-2	0	0	8,400	*
	B-3	0	0	8,400	*
	All	90,000	*	115,200	*

Harvey Gralla	A-1	30,000	*	30,000	*
	A-2	30,000	*	30,000	*
	A-3	30,000	*	30,000	*
	All	90,000	*	90,000	*

David Greenberg	A-1	30,000	*	30,000	*
	A-2	30,000	*	30,000	*
	A-3	30,000	*	30,000	*
	All	90,000	*	90,000	*

Name of beneficial owner	Series	Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Shares beneficially owned after offering
				Number	Percent

Daniel Rappaport(8)	A-1	60,000	*	60,000	*
	A-2	60,000	*	60,000	*
	A-3	60,000	*	60,000	*
	B-1	0	0	2,800	*
	B-2	0	0	2,800	*
	B-3	0	0	2,800	*
	All	180,000	*	188,400	*

Frank Siciliano(5)(8)	A-1	33,000	*	33,000	*
	A-2	30,000	*	30,000	*
	A-3	30,000	*	30,000	*
	B-1	0	0	2,800	*
	B-2	0	0	2,800	*
	B-3	0	0	2,800	*
	All	93,000	*	101,400	*

Robert Steele	A-1	0	0	0	0
	A-2	0	0	0	0
	A-3	0	0	0	0
	All	0	0	0	0
Dennis Suskind	A-1	0	0	0	0
	A-2	0	0	0	0
	A-3	0	0	0	0
	All	0	0	0	0

Executive Officers (who are not directors)

Kenneth Shifrin	A-1	0	0	0	0
	A-2	0	0	0	0
	A-3	0	0	0	0
	All	0	0	0	0
Christopher Bowen, Esq.	A-1	0	0	0	0
	A-2	0	0	0	0
	A-3	0	0	0	0
	All	0	0	0	0

Samuel Gaer	A-1	0	0	0	0
	A-2	0	0	0	0
	A-3	0	0	0	0
	B-1	0	0	2,800	*
	B-2	0	0	2,800	*
	B-3	0	0	2,800	*
	All	0	0	8,400	*

All directors and executive officers as a group (25 in total)	A-1	3,772,000		3.772,000
	A-2	3,770,000		3,770,000
	A-3	3,770,000		3,770,000
	B-1	0		30,800
	B-2	0		30,800
	B-3	0		30,800
	All	11,312,000	13.86%	11,404,400	12.95%

5% Stockholders
Investment entities affiliated with General Atlantic LLC(6)	(7)	8,160,000	10%	8,160,000	9.26%

c/o General Atlantic Service Company, LLC 3 Pickwick Plaza Greenwich, CT 06830

*	less than one percent.
(1)	Although our currently issued and outstanding shares of common stock are registered under the Securities Act, these shares are subject to significant transfer restrictions under the certificate of incorporation. The transfer restriction periods will expire, subject to certain conditions:
•	180 days after the close of the IPO in the case of Series A-1 and B-1 Common Stock;
•	360 days after the close of the IPO in the case of Series A-2 and B-2 Common Stock; and
•	540 days after the close of the IPO in the case of Series A-3 and B-3 Common Stock.

(2)	Mr. Schaeffer is also Chairman.
(3)	Mr. Halper is also Vice Chairman.
(4)	Mr. Newsome is also President and Chief Executive Officer.
(5)	Mr. Siciliano is also Treasurer.
(6)	Represents (i) 7,470,523 shares of Series A Preferred Stock owned by General Atlantic Partners 82, L.P. (“GAP 82”), (ii) 122,400 shares of Series A Preferred Stock owned by GapStar, LLC (“GapStar”), (iii) 438,762 shares of Series A Preferred Stock shares owned by GAP Coinvestments III, LLC (“GAPCO III”), (iv) 107,262 shares of Series A Preferred Stock shares owned by GAP Coinvestments IV, LLC (“GAPCO IV”), (v) 16,973 shares of Series A Preferred Stock owned by GAPCO GmbH & Co. KG (“KG”) and (vi) 4,080 shares of Series A Preferred Stock owned by GAP Coinvestments CDA, L.P. (“CDA”). General Atlantic LLC (“GA”) is the general partner of each of GAP 82 and CDA. GA is also the sole member of GapStar. The managing members of GAPCO III and GAPCO IV are Managing Directors of GA. GAPCO Management GmbH (“GmbH Management”) is the general partner of KG. The Managing Directors of GA are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management. There are seventeen Managing Directors of GA. GA, GAP 82, CDA, GAPCO III, GAPCO IV, GapStar, KG and GmbH Management are a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, and may be deemed to own beneficially an aggregate of 8,160,000 shares of Series A Preferred Stock, which represents 100% of the outstanding shares of Series A Preferred Stock and 10.0% of the Company’s issued and outstanding shares of common stock on an as converted basis (calculated on the basis of the number of shares of common stock which may be acquired by each such person within 60 days). Mr. Ford is President and a Managing Director of GA, and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Ford has no pecuniary interest in the shares of the Company owned by KG and CDA. The Series A Preferred Stock is convertible, at any time, into an equal number of shares of common stock and will automatically convert into such shares upon consummation of the IPO. The mailing address for GA and the General Atlantic Parties (other than KG and GmbH Management) is set forth in the table. The mailing address of KG and GmbH Management is c/o General Atlantic GmbH, Koenigsallee 63, 40212 Düsseldorf, Germany.
(7)	8,160,000 shares of undesignated NYMEX common stock, which, pursuant to the Investor Rights Agreement, dated March 14, 2006, among NYMEX, GAP 82, GapStar, GAPCO III, GAPCO IV, CDA and KG, will be subject to the same transfer restrictions as the Series A-1, A-2 and A-3 Common Stock.
(8)	Beneficially owns one or more COMEX Division memberships.

Certain relationships and related party transactions

The nature of our business gives rise to frequent related party transactions. The majority of our shareholders, including several members of our board of directors, frequently do business with us. Our board of directors establishes fees and usage charges and also determines the level of payments under any proprietary fee reduction or other cost reduction programs. Members of the Exchange, many of whom act as floor brokers and floor traders, benefit from trading rules, membership privileges, such as payment of insurance benefits and fee discounts that enhance their trading opportunities and profits. Members of the Exchange pay fees, which may be substantial, either directly or indirectly, to the Exchange in connection with the services we provide. We believe the payments made by our directors, 10 of whom own Class A memberships in NYMEX Exchange, are on terms no more favorable than terms given to unaffiliated persons.

Certain members of our board of directors may serve as officers or directors of clearing member firms. These clearing member firms pay substantial fees to our clearinghouse in connection with services we provide. We believe that fees paid by, and the services provided to, these clearing firms are on terms no more favorable to those firms than terms given to other clearing member firms and individual members.

The following are descriptions of material transactions involving us and members of our board of directors and officers:

ABN AMRO, Inc. (“ABN AMRO”), by which Richard Schaeffer, the Chairman of the Company, was formerly employed as Executive Director of Global Energy Futures, currently leases space from the Company at our corporate headquarters facility. The aggregate amount of rent collected from ABN AMRO during 2005 was approximately $307,000.

Sterling Commodities Corp. (“Sterling”), of which David Greenberg, a director of the Company, is the President, currently leases space from us at our corporate headquarters facility. The aggregate amount of rent collected from Sterling during 2005 was $257,000. Clearing and transaction fees earned from Sterling in 2005 were approximately $2.8 million.

Zone Energy Group, Inc. (“Zone Energy”), of which Mr. Ardizzone, a director of the Company, is an executive officer and principal owner, was selected by us to be a market maker for NYMEX Brent Crude contract at our Dublin branch during 2005. Zone Energy was compensated an aggregate amount of approximately $698,000 for its services. In addition, Zone Energy currently leases space from us at its corporate headquarters facility. The aggregate amount of rent collected from Zone Energy during 2005 was approximately $65,000. In addition, Mr. Ardizzone received a bonus of $150,000 in recognition of his extraordinary efforts on our behalf in 2005.

We had invested assets segregated for the benefit of the COMEX MRRP of $12.8 million at December 31, 2005, in a portfolio of fixed income securities managed by Legg Mason Wood Walker, Inc., a securities firm of which Mr. Gero, a director of the Company, was a senior investment officer until December 2, 2005. Mr. Gero is currently a Senior Vice President of RBC Dain Rauscher and a Vice President of Global Futures at RBC Capital Markets Global Futures. On March 1, 2006, our board of directors authorized the transfer of the COMEX MRRP funds into a portfolio of fixed income securities to be managed by RBC Dain Rauscher.

See “Business—General Atlantic transaction”.

See also the section entitled “Notes to the consolidated financial statements—Note 20. Certain relationships and related transactions” for information on transactions with former affiliates.

Investor rights agreement

At the closing of the sale of the Series A Preferred Stock, NYMEX Holdings and General Atlantic entered into an investor rights agreement (the “Investor Rights Agreement”). Pursuant to the terms and conditions of the Investor Rights Agreement:

•	so long as General Atlantic owns at least 80% of the number of shares of Series A Preferred Stock initially acquired by it (including for purposes of this calculation the shares of NYMEX Holdings common stock issued or issuable upon conversion of the Series A Preferred Stock, which will automatically occur upon closing of the IPO), General Atlantic will be entitled to designate one nominee, and NYMEX Holdings’ board of directors will nominate and unanimously recommend that our stockholders elect that individual to our board of directors. Such individual must be a managing director of General Atlantic LLC. In addition, so long as General Atlantic owns at least 80% of the number of shares of Series A Preferred Stock initially acquired by it (including for purposes of this calculation the shares of NYMEX Holdings common stock issued or issuable upon conversion of the Series A Preferred Stock, which will automatically occur upon the closing of the IPO), General Atlantic will be entitled to designate one non-voting observer to the boards of directors who must be reasonably acceptable to NYMEX Holdings;

•	General Atlantic is not allowed to transfer its shares to a competitor of NYMEX Holdings at any time, after consummation of the IPO, and it is also not allowed to transfer its shares in a private sale to a stockholder that owns 10% or more of NYMEX Holdings common stock; and

•	General Atlantic is prohibited from engaging in certain restricted activities, including the following:

1.	acquiring any shares of our capital stock, if after such acquisition General Atlantic would own more than a maximum of 20% of our voting power;

2.	until March 14, 2011, proposing any change of control transaction involving us; and

3.	until March 14, 2011, soliciting stockholders to nominate any person for election as a director or seek the removal or resignation of any director, except for the one (1) General Atlantic representative, or otherwise seek to control the board of directors or management.

Registration rights agreement

At the closing of the sale of the Series A Preferred Stock, NYMEX Holdings and General Atlantic entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement:

•	at any time following 180 days after the IPO, General Atlantic is entitled to two “demand” registration rights;

•	at any time following 180 days after the IPO, General Atlantic is entitled to “piggyback” registration rights;

•	at any time following 180 days after the IPO (if NYMEX Holdings is eligible to use Form S-3 under the Securities Act), General Atlantic is entitled to Form S-3 registration rights;

•	General Atlantic is also subject to the same “lock-up” provisions as NYMEX Holdings other stockholders who hold Series A-1, A-2 and A-3 Common Stock. One-third of General Atlantic’s shares are subject to such transfer restrictions for 180 days after the IPO, one-third will be subject to such transfer restrictions for 360 days thereafter and one-third are subject to such transfer restrictions for 540 days thereafter; and

•	We are required to pay for all expenses in connection with such registrations.

Other than the “lock-up” provisions, which will be imposed on any transferee of General Atlantic’s shares, these registration rights are particular to General Atlantic and not transferable to any non-affiliated person who purchases shares from General Atlantic (which may only occur subject to the various transfer restrictions). See the sections entitled “Shares eligible for future sale—Transfer restrictions” and “Shares eligible for future sale—Rule 144.” If the IPO occurs in 2006 and values our equity at $2 billion or more, pursuant to the original terms of the agreement with General Atlantic, General Atlantic will pay us an additional $10 million. The $10 million, if earned, will be paid as a dividend to our stockholders of record as of March 13, 2006, which was the business day immediately preceding the closing of the transaction with General Atlantic.

COMEX Transaction Agreement

On September 20, 2006, we, along with the NYMEX Division and the COMEX Division, entered into the COMEX Transaction Agreement with the COMEX Governors Committee regarding the COMEX Division member rights, including electronic trading rights.

In exchange for the termination of the COMEX Merger Agreement, each COMEX Division member will receive 8,400 shares of our common stock for each COMEX Division seat owned by such member (irrespective of the ultimate price that we sell shares in the IPO), certain trading rights protections, and, as they were previously entitled under the COMEX Merger Agreement, a payment of $10 million, in the aggregate, from the proceeds of the IPO.

Pursuant to terms of the COMEX Transaction Agreement, the approval of the owners of COMEX Division memberships will constitute ratification of the COMEX Transaction Agreement and the COMEX Division transaction contemplated thereby. By virtue of such approval, as of the closing the COMEX Division transaction, the owners of COMEX Division memberships will become third-party beneficiaries with respect to certain provisions of the COMEX Transaction Agreement, and they will have approved a waiver and release of all claims against us, the NYMEX Division and the COMEX Division related to the COMEX Merger Agreement, the COMEX Division transaction and the negotiation and execution of the COMEX Transaction Agreement, among other matters.

The significant provisions to which the owners of COMEX Division memberships will become third-party beneficiaries are the provisions of the COMEX Transaction Agreement which:

•	terminate the COMEX Merger Agreement;

•	provide for the waiver and release described above;

•	require us to deliver 8,400 shares of NYMEX common stock in respect of each COMEX Division membership as described above;

•	establish that the rights under the “Recognition and Retention Plan for Members of Commodity Exchange, Inc.” (the “COMEX MRRP”) will remain in force and unaffected by the consummation of the COMEX Division transaction;

•	require adoption of the Amended and Restated COMEX By-laws in connection with the consummation of this offering;

•	provide certain rights for owners of COMEX Division memberships in the event that NYMEX consummates a merger or other business combination in the future;

•	establish the right of owners of COMEX Division memberships to receive certain cash payments in respect of future dividends that we declare;

•	provide certain rights of owners of COMEX Division memberships to include their shares of NYMEX common stock issued pursuant to the COMEX Transaction Agreement in any registration statement filed with the SEC by us in which we offer holders of NYMEX common stock issued prior to the consummation of the COMEX Division transaction an opportunity to include their shares in such registration, subject to certain limitations;

•	provide limited rights to owners of COMEX Division memberships to include their shares of NYMEX common stock issued pursuant to the COMEX Transaction Agreement in the registration statement filed with the SEC by NYMEX in connection with the IPO; and

•	require us to pay to owners of COMEX Division memberships $10 million, in the aggregate, from the proceeds of the IPO.

The following directors are owners of COMEX Division memberships and, thus, beneficiaries of the rights set forth above: Neil Citrone, George Gero, Thomas Gordon, Robert Halper, Daniel Rappaport and Frank Siciliano. In addition, our Chief Information Officer, Samuel Gaer, owns one COMEX Division membership. In addition, David Greenberg owned a COMEX Division membership during the negotiation of the COMEX Transaction Agreement.

See also the section entitled “Business—COMEX Division transaction.”

Description of capital stock

We describe generally below the material terms of the capital stock, the Existing Certificate of Incorporation, the form of Amended and Restated Certificate of Incorporation, and the form of COMEX Transaction Amendment. However, this description is not complete. We refer you to the Existing Certificate of Incorporation, the form of Amended and Restated Certificate of Incorporation and the form of COMEX Transaction Amendment, which are included as Exhibits 3.1, 3.1.1, and 3.1.2, respectively, to the registration statement of which this prospectus forms a part. We urge you to read those documents carefully before making a decision to invest in the common stock.

General

Pursuant to the COMEX Transaction Amendment, which will only be implemented if this offering is consummated, in the event this offering is consummated prior to the consummation of the IPO, our authorized capital stock will consist of:

•	176,169,600 shares, par value $0.01 per share, which consists of (i) 73,440,000 shares of Series A-1, A-2 and A-3 Common Stock; (ii) 73,440,000 shares of common stock reserved for issuance upon conversion of the Series A-1, A-2 and A-3 Common Stock (upon conversion, the shares of Series A-1, A-2 and A-3 Common Stock will be retired and no longer available for reissuance); (iii) 8,160,000 shares of Series A Preferred Stock; (iv) 8,160,000 shares of common stock to be issued upon the automatic conversion of the Series A Preferred Stock; (v) 6,484,800 shares of Series B-1, B-2 and B-3 Common Stock reserved for issuance in connection with the COMEX Division transaction; and (vi) 6,484,800 shares of common stock reserved for issuance in connection with the COMEX Division transaction and upon conversion of the Series B-1, B-2 and B-3 Common Stock (upon conversion, the shares of Series B-1, B-2 and B-3 Common Stock will be retired and no longer available for reissuance).

In the event that the IPO is consummated prior to the consummation of this offering, our authorized capital stock upon consummation of this offering will consist of:

•	181,909,600 shares, par value $0.01 per share, which consists of (i) 73,440,000 shares of Series A-1, A-2 and A-3 Common Stock; (ii) 73,440,000 shares of common stock reserved for issuance upon conversion of the Series A-1, A-2 and A-3 Common Stock (upon conversion, the shares of Series A-1, A-2 and A-3 Common Stock will be retired and no longer available for reissuance); (iii) 8,160,000 shares of common stock to be issued upon the automatic conversion of the Series A Preferred Stock; (iv) 4,300,000 shares of common stock reserved for issuance under the 2006 Plan; (v) 9,600,000 shares of common stock available for issuance in this offering; (vi) 6,484,800 shares of Series B-1, B-2 and B-3 Common Stock reserved for issuance in connection with the COMEX Division transaction; and (vii) 6,484,800 shares of common stock reserved for issuance in connection with the COMEX Division transaction and upon conversion of the Series B-1, B-2 and B-3 Common Stock (upon conversion, the shares of Series B-1, B-2 and B-3 Common Stock will be retired and no longer available for reissuance).

Under the terms of the COMEX Transaction Agreement, owners of COMEX Division memberships are entitled to receive 8,400 shares of our common stock for each COMEX Division membership owned by such COMEX Division member. Such shares may be delivered free of transfer restrictions in the following manner:

•	1/3 on the 180th day following the IPO;

•	1/3 on the 360th day following the IPO; and

•	1/3 on the 540th day following the IPO.

Alternatively, each COMEX Division member may elect, until the third business day prior to the meeting at which the COMEX Division members will vote on the COMEX Division transaction, to receive all of the shares to which such COMEX Division member is entitled on the later of the date of the closing of the COMEX Division transaction or January 2, 2007 in the following manner:

•	1/3 in shares of Series B-1 Common Stock;

•	1/3 in shares of Series B-2 Common Stock; and

•	1/3 in shares of Series B-3 Common Stock.

Additionally, if the IPO is not consummated on or prior to March 30, 2007, each COMEX Division member will be delivered the shares to which such COMEX Division member is entitled in the form of Series B Common Stock in the manner set forth above.

We do not know how many owners of COMEX Division memberships will choose to receive shares of our common stock on a delayed basis, free of transfer restrictions, or immediately in the form of Series B Common Stock, each in the manner set forth above. Furthermore, if the COMEX Division members choose not to approve the COMEX Division transaction, we will not implement the COMEX Transaction Amendment to authorize the Series B Common Stock and the shares of common stock issuable upon conversion of the Series B Common Stock.

When the Series A-1, A-2 and A-3 Common Stock and, if issued, the Series B-1, B-2 and B-3 Common Stock convert into unrestricted common stock upon expiration of the respective lock-up periods, the shares of Series A-1, A-2 and A-3 Common Stock and Series B-1, B-2 and B-3 Common Stock will automatically be retired and will no longer be authorized shares of capital stock.

The powers, preferences and rights of (i) the holders of Series A-1 Common Stock and the holders of Series B-1 Common Stock, (ii) the holders of Series A-2 Common Stock and the holders of Series B-2 Common Stock and the (iii) the holders of Series A-3 Common Stock and the holders of Series B-3 Common Stock, and the qualifications, limitations and restrictions thereof, shall in all respects be identical, except that holders of any of Series B-1, B-2 or B-3 Common Stock shall not be entitled to dividends of up to $80 million in the aggregate made on our common stock prior to the IPO.

All outstanding shares of common stock are, and the shares of common stock issued hereby will be, when issued and sold, validly issued, fully paid and nonassessable. Except for the transfer restrictions applicable to the shares outstanding prior to the IPO, all outstanding shares of common stock have the same rights and privileges and rank equally, share ratably and are identical in respect as to all matters, including rights in liquidation.

Common stock

Voting:    Each holder of shares of our common stock is entitled to one vote for each share of stock entitled to vote standing in his name in the books of the corporation. Except as otherwise required by law, holders of shares of our common stock will vote together as a single class on all matters presented to the shareholders for their vote or approval, including the election of directors.

The General Corporation Law of the State of Delaware (“DGCL”) provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the certificate of incorporation provides otherwise. Cumulative voting, if applicable, would permit stockholders to cast all of their votes for a single candidate when the company has multiple openings on its board rather than voting for a different candidate for each available seat. In contrast, in “regular” or “statutory” voting, shareholders may not give more than one vote per share to any single nominee. As has been the case historically, our Amended and Restated Certificate of Incorporation does not provide for cumulative voting.

Dividends and distributions:    The holders of shares of our common stock have an equal right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by our board of directors from legally available funds.

Liquidation, dissolution or winding-up:    In the event of our liquidation, dissolution or winding-up, holders of the shares of our common stock are entitled to share equally, share-for-share, in the assets available for distribution after payment of all creditors.

Restrictions on transfer:    Our Amended and Restated Certificate of Incorporation continues to restrict the transfer of shares of our common stock issued prior to the IPO. We describe these transfer restrictions under the heading “Shares Eligible For Future Sale—Transfer Restrictions.” None of the shares sold in this offering will be subject to the transfer restrictions under the certificate of incorporation.

Redemption or preemptive rights:    Holders of shares of our common stock have no redemption or preemptive rights to purchase or subscribe for our securities.

Other Provisions:    There are no sinking fund provisions applicable to our common stock nor is it subject to calls or assessments by us.

As described in “Risk factors—Our governing documents provide for the protection and support of open outcry trading by granting certain voting and economic rights to the owners of the Class A memberships, who may have interests that differ from or may conflict with those of our stockholders” neither the board of directors nor our stockholders has any ability to change, or any responsibility or liability with respect to the trading rights protections afforded to the owners of Class A memberships (who are not required to be stockholders, but must be owners of Class A membership in NYMEX Exchange). See also “Risk factors—The COMEX governing documents provide for the protection and support of the COMEX Division by granting certain voting and other rights to the owners of the COMEX memberships which may restrict our ability to conduct our business and, if the COMEX Division transaction is not consummated, may continue to do so” for a description of certain protections that have been provided to owners of COMEX Division memberships.

As of the date of this prospectus, there are 8,160,000 shares of Series A Preferred Stock outstanding, all of which will automatically convert, on a one-for-one basis into shares of our common stock upon the consummation of the IPO.

Limitation of liability and indemnification matters

Our Amended and Restated Certificate of Incorporation provides that none of our directors will be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except in those cases in which liability is mandated by the DGCL, and except for liability for breach of the director’s duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, or any transaction from which the director derived any improper personal benefit. Further, with respect to the trading rights protections described in “Risk factors—Our governing documents provide for the protection and support of open outcry trading by granting certain voting and economic rights to the owners of the Class A memberships, who may have interests that differ from or may conflict with those of our stockholders,” our directors are not liable to us or our stockholders by reason of the acts or omissions of the owners of the Class A memberships. Our bylaws require indemnification, to the fullest extent permitted by law, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was one of our directors or officers or, at our request, serves or served as a director, officer, employee or agent of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our bylaws also provide that, to the extent authorized from time to time by our board of directors, we may provide to any one or more other employees or agents rights of indemnification and rights to receive payment or reimbursement of expenses, including attorneys’ fees.

Certain anti-takeover matters

The Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws contain provisions that may make it more difficult for a potential acquirer to acquire us by means of a transaction that is not negotiated with the board of directors. These provisions and Delaware law could delay or prevent entirely a merger or acquisition that our stockholders consider favorable. These provisions may also discourage acquisition proposals or have the effect of delaying or preventing entirely a change in control, which could harm our stock price. The board of directors is not aware of any current effort to accumulate shares of our common stock or to otherwise obtain control of us and does not currently contemplate adopting or recommending the approval of any other action that might have the effect of delaying, deterring or preventing a change in control of us. Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws will only be implemented and effective if the IPO is consummated.

Following is a description of the anti-takeover effects of certain provisions of our Amended and Restated Certificate of Incorporation and of our Amended and Restated By-laws.

Beneficial ownership limitations:    Subject to limited exceptions, the Amended and Restated Certificate of Incorporation will prohibit any person from beneficially owning more than 10% of any of our common stock or more than 10% of our total voting power, other than General Atlantic which will be limited to a maximum of 20%.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for the holders of our common stock or otherwise be in their best interest.

Classified board:    Our Amended and Restated Certificate of Incorporation provides that, following the IPO, the number of directors constituting our board of directors shall be 15 and the directors shall be divided into two classes, composed of seven and eight directors, respectively, each elected to two-year terms. We intend to implement this provision and classify our board of directors in May 2007.

Under Delaware law, the directors of a corporation that has a board with more than one class, with each class of directors elected every other year, may be removed by the corporation’s stockholders only for cause unless the corporation’s certificate of incorporation provides otherwise. Our Amended and Restated Certificate of Incorporation and By-laws provide that our directors may be removed only for cause, and only upon the affirmative vote of holders of at least a majority voting power of all the shares of stock then entitled to vote at an election of directors.

Additionally, following the implementation of two classes of directors on the board, two annual meetings of stockholders may be required for the stockholders to change a majority of the directors on our board, depending on whether the directors in Class I (which will contain seven directors) or Class II (which will contain eight directors) are up for election at the annual meeting in question. The Amended and Restated By-laws also provides that vacancies on the board resulting from removal or for any other reason may, unless otherwise required by law or board resolution, be filled by a majority vote of the directors then in office, even if less than a quorum exists. The classification of directors into two classes with staggered terms, the inability of stockholders to remove directors without cause and the ability of the board to fill vacancies will make it more difficult to change the composition of our board and in turn may have the effect of delaying, deferring or preventing a change in control of NYMEX Holdings.

No cumulative voting:    The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the certificate of incorporation provides otherwise. As has been the case historically, our Amended and Restated Certificate of Incorporation does not provide for cumulative voting.

No stockholder action by written consent; calling of special meetings of stockholders:    Our Amended and Restated Certificate of Incorporation prohibits stockholder action by written consent by the holders of our common stock. It also provides that special meetings of our stockholders may be called only by or at the direction of the board of directors, the Chairman or at least 50% of the outstanding shares of NYMEX Holdings (which is an increase from the current requirement of 10% of the outstanding shares of NYMEX Holdings).

Advance notice requirements for stockholder proposals and director nominations:    Our Amended and Restated By-laws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the previous year’s annual meeting. Our Amended and Restated By-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Limitations on liability and indemnification of officers and directors:    The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty in such capacity, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

Our Amended and Restated By-laws provide that we must indemnify our directors and our officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance for the benefit of our directors, officers and certain employees.

We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in the Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, the stockholders’ investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of the Company’s directors, officers or employees for which indemnification is sought.

As described in “Risk factors—Our governing documents provide for the protection and support of open outcry trading by granting certain voting and economic rights to the owners of the Class A memberships, who may have interests that differ from or may conflict with those of our stockholders”, neither the board of directors nor our stockholders has any ability to change, or any responsibility or liability with respect to the trading rights protections afforded to the owners of Class A memberships (who are not required to be stockholders, but must be owners of Class A membership in NYMEX Exchange). Further, our directors are not liable to us or our stockholders by reason of the acts or omissions of the owners of the Class A memberships. See also “Risk factors—The COMEX governing documents provide for the protection and support of the COMEX Division by granting certain voting and other rights to the owners of the COMEX memberships which may restrict our ability to conduct our business and, should the COMEX Division transaction not be consummated, may continue to do so” for a description of certain protections that have been provided to owners of COMEX Division memberships.

Board authority to amend bylaws: Under the Amended and Restated Certificate of Incorporation, 80% of the entire board of directors has the authority to adopt, amend or repeal the bylaws without the approval of the stockholders. However, the holders of common stock will also have the right to initiate on their own, with the affirmative vote of a majority of the shares outstanding and without the approval of the board of directors, proposals to adopt, amend or repeal the bylaws.

Supermajority voting provisions: Under the Amended and Restated Certificate of Incorporation, a 66 2/3% vote of the voting power of the shares entitled to vote at an election of directors is required to amend the provisions related to the size and composition of the board of directors, removal of directors, the board of directors’ concurrent authority (80% of the entire board of directors) to amend bylaws, the inability of stockholders to act by written consent, the limitation of liability of directors and officers, the amendment provision and the percentage ownership limitation.

General Corporation Law of the State of Delaware:    NYMEX Holdings is a Delaware corporation which, upon the consummation of the IPO, will be subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Listing

In connection with the IPO, we have applied to list our common stock on the New York Stock Exchange under the symbol “NMX.” If we do not consummate the IPO, we do not intend to list any of our shares on the New York Stock Exchange or any other stock exchange. Irrespective of consummation of the IPO, shares of B-1, B-2, and B-3 Common Stock will not be listed on the New York Stock Exchange or any other stock exchange.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Co. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

Shares eligible for future sale

Should the IPO be consummated, future sales of substantial amounts of common stock in the public market after the IPO could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, in the event the IPO has not been consummated, we will have 79,924,800 outstanding shares of common stock (consisting of 73,440,000 shares in the aggregate of Series A-1, A-2 and A-3 Common Stock and 6,484,800 shares in the aggregate of either Series B-1, B-2 and B-3 Common Stock or common stock free of transfer restrictions). All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% stockholders.

Transfer restrictions

Although our currently issued and outstanding shares of common stock are registered under the Securities Act, these shares are subject to significant transfer restrictions under the certificate of incorporation. The transfer restriction periods will expire, subject to certain conditions:

•	180 days after the close of the IPO in the case of Series A-1 Common Stock;
•	360 days after the close of the IPO in the case of Series A-2 Common Stock; and
•	540 days after the close of the IPO in the case of Series A-3 Common Stock.

Upon consummation of this offering, certain of the additional shares that may be issued in connection with this offering will be subject to transfer restriction periods that will expire, subject to certain conditions:

•	180 days after the close of the IPO in the case of Series B-1 Common Stock;
•	360 days after the close of the IPO in the case of Series B-2 Common Stock; and
•	540 days after the close of the IPO in the case of Series B-3 Common Stock.

Similarly, those participants in this offering who elect to receive their shares on a delayed delivery basis, free of transfer restrictions will receive:

•	one-third on the 180th day after the close of the IPO;
•	one-third on the 360th day after the close of the IPO; and
•	one-third on the 540th day after the close of the IPO.

None of the currently outstanding shares of common stock will be subject to restrictions on transfer as of the 540th day after the IPO. Immediately following the expiration of the relevant restricted period, the applicable shares of common stock will automatically convert, without any action by the holder, into the same number of shares of common stock which do not have transfer restrictions. See the section entitled “Certain relationships and related party transactions—Registration rights agreement.”

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal about 799,248 shares immediately after this offering in the event the IPO has not been consummated; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Under the terms of the GA Agreement, the Series A Preferred Stock issued to General Atlantic is restricted and also subject to lock-up. All shares of common stock issuable pursuant to the automatic conversion of such Series A Preferred Stock at the consummation of the IPO will similarly be restricted, and may only be freely tradeable upon registration or pursuant to an exemption from registration. See the section entitled “Certain relationships and related party transactions—Registration rights agreement.”

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lockup agreements

General Atlantic is also subject to the same “lock-up” provisions as our other stockholders who hold Series A-1, A-2 and A-3 Common Stock and B-1, B-2, and B-3 Common Stock that are described in “Transfer Restrictions” above. One-third of General Atlantic’s shares will be subject to such transfer restrictions for 180 days after the IPO, one-third will be subject to such transfer restrictions for 360 days thereafter and one-third will be subject to such transfer restrictions for 540 days thereafter.

Material U.S. federal tax consequences to

non-U.S. stockholders

The following is a general discussion of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of shares of common stock by a Non-U.S. Stockholder. For purposes of this discussion, a Non-U.S. Stockholder is a beneficial owner of our common stock who is treated for U.S. federal tax purposes as:

•	a non-resident alien individual;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

•	an estate, other than an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, other than a trust that (i) is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

For purposes of this discussion, it is important to note that the rules for determining whether an individual is a non-resident alien for income tax purposes differ from those applicable for estate tax purposes. Also, a beneficial owner who is a partner in a partnership or other flow-through entity that holds our common stock should consult its own tax advisor regarding the U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock.

This summary assumes that our common stock is held as a capital asset (generally, property held for investment). The discussion does not address all of the United States federal income tax and estate tax considerations that may be relevant to a Non-U.S. Stockholder in light of its particular circumstances or to Non-U.S. Stockholders that may be subject to special treatment under United States federal tax laws. Furthermore, this summary does not discuss any aspects of state, local or foreign taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the Internal Revenue Service and other applicable authorities, all of which are subject to change, possibly with retroactive effect. Each prospective purchaser of common stock is advised to consult its tax advisor with respect to the U.S. federal, state, local or foreign tax consequences of acquiring, holding and disposing of our common stock.

Dividends

Any dividend paid to a Non-U.S. Stockholder of common stock generally will be subject to withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). Generally, a Non-U.S. Stockholder will certify as to its status, and to any right to reduced withholding under an applicable income tax treaty, on a properly completed Internal Revenue Service Form W-8BEN. If, however, the Non-U.S. Stockholder provides a Form W-8ECI, certifying that the dividend is effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the United States, the dividend will not be subject to withholding. Instead, such dividends are subject to U.S. federal income tax at regular rates applicable to U.S. persons generally and, for corporate holders, may also be subject to “branch profits tax.”

Sale or disposition of common stock

A Non-U.S. Stockholder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of the common stock unless (i) such gain is effectively connected with the Non-U.S. Stockholder’s conduct of a United States trade or business, (ii) the Non-U.S. Stockholder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs and certain other conditions are met, (iii) the Non-U.S. Stockholder is subject to provisions applicable to certain United States expatriates, or (iv) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such sale or disposition on the Non-U.S. Stockholder’s holding period. We believe that we are not, and do not anticipate becoming, a “United States real property holding corporation”. No assurances, however can be given in this regard.

Information reporting and backup withholding

We must report annually to the Internal Revenue Service and to each Non-U.S. Stockholder the amount of dividends paid to such stockholder and the amount, if any, of tax withheld with respect to such dividends. This information may also be made available to the tax authorities in the Non-U.S. Stockholder’s country of residence. Dividends paid to a Non-U.S. Stockholder may be subject to withholding as described above under “Dividends,” but generally are not subject to “backup withholding” if the Non-U.S. Stockholder properly certifies as to its Non-U.S. status (usually by completing an Internal Revenue Service Form W-8BEN, including any claim to reduced withholding under an applicable income tax treaty). Treasury regulations contain special rules for determining whether an income tax treaty benefit depends upon the residence of an entity that is a holder of our common stock or upon the residence of the holders of an interest in the entity.

The payment of the proceeds of the sale or other taxable disposition of the common stock to or through the United States office of a broker is subject to information reporting. Information reporting requirements, but not backup withholding, will also generally apply to payments of the proceeds of a sale of the common stock by foreign offices of United States brokers or foreign brokers with certain types of relationships to the United States unless the Non-U.S. Stockholder establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a stockholder may be refunded or credited against such stockholder’s United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

Estate tax

A non-resident alien individual should note that shares of common stock held by (i) such individual or (ii) an entity created by such individual and included in such individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such individual and with respect to which the individual has retained certain interests or powers), will be, absent an applicable treaty, treated as U.S. situs property subject to U.S. federal estate tax.

Legal matters

Certain legal matters with respect to the common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP.

Experts

The consolidated financial statements of NYMEX Holdings, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 are included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of common stock being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement and the exhibits. For further information about us and the common stock offered by this prospectus, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. NYMEX Holdings has filed reports, proxy statements and other information with the SEC. You may read and copy the registration statement, the related exhibits, reports, proxy statements and other information that NYMEX Holdings has filed or will file with the SEC at the SEC’s public reference room located at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. That site is www.sec.gov. You may also obtain this information, without charge, by request to the Office of the Corporate Secretary located at NYMEX Holdings, Inc., One North End Avenue, Suite 1548, New York, New York, 10282-1101; Attention: Donna Talamo; Telephone (212) 299-2000.

Index to consolidated financial statements

of NYMEX Holdings, Inc.

December 31, 2003, 2004 and 2005 and

June 30, 2005 (unaudited) and 2006 (unaudited)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

NYMEX Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of NYMEX Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NYMEX Holdings, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

New York, New York

March 7, 2006

NYMEX Holdings, Inc. and subsidiaries

Consolidated balance sheets

	December 31,
(in thousands, except for share data)	2005	2004

Assets

Current assets
Cash and cash equivalents	$ 35,664	$ 3,084
Collateral from securities lending program	2,314,618	—
Securities purchased under agreements to resell	6,900	19,324
Marketable securities, at market value	100,993	144,950
Clearing and transaction fees receivable, net of allowance for member credits	23,747	17,309
Prepaid expenses	5,768	3,896
Deferred tax assets	1,748	2,590
Margin deposits and guaranty funds	92,555	34,825
Other current assets	7,129	6,704

Total current assets	2,589,122	232,682

Property and equipment, net	190,036	194,719
Goodwill	16,329	16,329
Other assets	13,260	10,920

Total assets	$2,808,747	$454,650

Liabilities and stockholders’ equity

Current liabilities
Accounts payable and accrued liabilities	$ 17,627	$ 15,236
Accrued salaries and related liabilities	9,893	5,015
Payable under securities lending program	2,314,618	—
Margin deposits and guaranty funds	92,555	34,825
Income tax payable	5,250	11,283
Other current liabilities	36,281	31,941

Total current liabilities	2,476,224	98,300
Grant for building construction deferred credit	108,311	110,455
Long-term debt	83,098	85,915
Retirement obligation	12,121	11,622
Deferred income taxes	2,098	1,997
Other liabilities	17,113	19,579

Total liabilities	2,698,965	327,868

Commitments and contingencies (Note 19)
Stockholders’ equity
Common stock, at $0.01 par value, 816 shares authorized, issued and outstanding at December 31, 2005 and December 31, 2004	—	—
Additional paid-in capital	69,631	93,312
Retained earnings	39,479	33,470
Accumulated other comprehensive income	672	—

Total stockholders’ equity	109,782	126,782

Total liabilities and stockholders’ equity	$2,808,747	$454,650

See accompanying notes to the consolidated financial statements.

NYMEX Holdings, Inc. and subsidiaries

Consolidated statements of income

	Year ended December 31,
(in thousands, except for share data)	2005	2004	2003

Revenues
Clearing and transaction fees	$277,632	$193,295	$139,731
Market data fees	44,533	32,605	31,700
Other, net	11,943	11,532	12,737
Investment income, net	8,895	3,893	3,929
Interest income from securities lending	68,782	—	—

Total revenues	411,785	241,325	188,097
Interest expense from securities lending	65,224	—	—

Net revenues	346,561	241,325	188,097

Expenses
Salaries and employee benefits	62,419	57,357	54,401
Occupancy and equipment	28,482	26,383	26,664
Depreciation and amortization, net of deferred credit amortization	15,221	21,795	24,679
General and administrative	52,565	32,372	23,314
Professional services	27,379	26,544	17,427
Telecommunications	6,929	6,056	5,934
Marketing	5,207	2,490	2,080
Other expenses	9,909	8,352	8,080
Interest expense	6,852	7,039	7,237
Asset impairment and disposition losses	597	5,351	2,340

Total expenses	215,560	193,739	172,156

Income before provision for income taxes	131,001	47,586	15,941
Provision for income taxes	59,873	20,219	7,061

Net income	$ 71,128	$ 27,367	$ 8,880

Weighted average common shares outstanding, basic and diluted	816	816	816

Basic and diluted earnings per share	$ 87,167	$ 33,538	$ 10,882

Proforma weighted average common shares outstanding and earnings per share, retroactively adjusted to reflect the 90,000-for-1 recapitalization on March 14, 2006 (unaudited):
Weighted average common shares outstanding, basic and diluted	73,440,000	73,440,000	73,440,000
Basic and diluted earnings per share	$ 0.97	$ 0.37	$ 0.12

See accompanying notes to the consolidated financial statements.

NYMEX Holdings, Inc. and subsidiaries

Consolidated statements of stockholders’ equity

(in thousands, except for share data)	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total stockholders’ equity
	Shares	Amount

Balances at December 31, 2002	816	$—	$93,312	$8,223	$—	$101,535
Net income	—	—	—	8,880	—	8,880
Dividends declared:
Common stock, $6,127/share	—	—	—	(5,000)	—	(5,000)

Balances at December 31, 2003	816	—	93,312	12,103	—	105,415
Net income	—	—	—	27,367	—	27,367
Dividends declared:
Common stock, $7,353/share	—	—	—	(6,000)	—	(6,000)

Balances at December 31, 2004	816	—	93,312	33,470	—	126,782

Net income	—	—	—	71,128	—	71,128
Unrealized gain on available-for-sale securities, net of deferred income taxes of $570	—	—	—	—	672	672

Comprehensive income						71,800

Dividends declared:
Common stock, $108,824/share	—	—	(23,681)	(65,119)	—	(88,800)

Balances at December 31, 2005	816	$—	$69,631	$39,479	$672	$109,782

See accompanying notes to the consolidated financial statements.

NYMEX Holdings, Inc. and subsidiaries

Consolidated statements of cash flows

	December 31,
(in thousands)	2005	2004	2003

Cash flows from operating activities
Net income	$71,128	$27,367	$8,880

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,489	23,062	26,187
Amortization of intangibles	876	878	637
Deferred grant credits	(2,644)	(2,645)	(2,645)
Deferred rental income	(675)	(1,238)	—
Deferred rent expense	(232)	90	399
Deferred income taxes	373	(2,420)	(4,562)
Asset impairment and disposition loss	597	5,351	2,340

Decrease (increase) in operating assets:
Clearing and transaction fees receivable	(6,438)	(4,032)	607
Prepaid expenses	(1,872)	219	(520)
Margin deposits and guaranty fund assets	(57,730)	62,413	(21,911)
Other current assets	(425)	2,255	(1,771)

Increase (decrease) in operating liabilities:
Accounts payable and accrued liabilities	2,391	4,463	(5,263)
Accrued salaries and related liabilities	4,878	723	(1,319)
Margin deposits and guaranty fund liabilities	57,730	(62,413)	21,911
Income tax payable	(6,033)	919	6,029
Other current liabilities	4,240	12,512	1,237
Other liabilities	(1,059)	1,378	(1,020)
Retirement obligation	499	(107)	692

Net cash provided by operating activities	82,093	68,775	29,908

Cash flows from investing activities
(Increase) in collateral from securities lending program	(2,314,618)	—	—
(Increase) decrease in securities purchased under agreements to resell	12,424	25,726	(4,290)
(Increase) decrease in marketable securities	43,957	(80,065)	2,091
Capital expenditures	(12,403)	(6,639)	(13,446)
Acquisition, net of cash acquired	—	—	(3,000)
(Increase) decrease in other assets	(1,974)	1,341	(195)

Net cash used in investing activities	(2,272,614)	(59,637)	(18,840)

Cash flows from financing activities
Increase in obligation to return collateral under securities lending program	2,314,618	—	—
Dividends paid	(88,700)	(5,000)	(7,500)
Principal payments under long-term debt agreements	(2,817)	(2,817)	(2,819)

Net cash provided by (used in) financing activities	2,223,101	(7,817)	(10,319)

Net increase in cash and cash equivalents	32,580	1,321	749
Cash and cash equivalents, beginning of period	3,084	1,763	1,014

Cash and cash equivalents, end of period	$35,664	$3,084	$1,763

See accompanying notes to the consolidated financial statements.

NYMEX Holdings, Inc. and subsidiaries

Notes to the consolidated financial statements

Note 1. Summary of significant accounting policies

Nature of business

NYMEX Holdings, Inc. (“NYMEX Holdings”) was incorporated in 2000 as a stock corporation in Delaware, and is the successor to the New York Mercantile Exchange. The two principal operating subsidiaries of NYMEX Holdings are New York Mercantile Exchange, Inc. (“NYMEX Exchange” or “NYMEX Division”) and Commodity Exchange, Inc. (“COMEX” or “COMEX Division”), which is a wholly-owned subsidiary of NYMEX Exchange. Where appropriate, each division will be discussed separately, and collectively will be referred to as the “Exchange.” When discussing NYMEX Holdings together with its subsidiaries, reference is being made to the “Company.”

In August 2004, NYMEX Europe Exchange Holdings Limited (“Europe Holdings”) was established as a private limited company incorporated under the laws of England and Wales and is a wholly-owned subsidiary of NYMEX Holdings. In March 2005, NYMEX Europe Limited (“Europe Limited”) was incorporated under the laws of England and Wales as an operating and wholly-owned subsidiary of Europe Holdings. Where appropriate, each European subsidiary will be discussed separately, and collectively will be referred to as the “Europe Exchange.” Europe Exchange is an independent UK-based exchange which provides an open-outcry and electronic trading facility in London, England. All trades executed on Europe Exchange are cleared through the Company’s clearinghouse in New York. Europe Exchange commenced operations in September 2005.

In June 2005, the Company and Tatweer Dubai LLC, a subsidiary of Dubai Holding L.L.C., entered into a joint venture to develop the Middle East’s first energy futures exchange. As part of this venture, DME Holdings Limited (“DME Holdings”), which is jointly owned by the Company and Tatweer Dubai LLC, was incorporated as a limited company under the laws of Bermuda. DME Holdings is the sole owner of Dubai Mercantile Exchange Limited (the “DME”), a limited liability company formed under the laws of the Dubai International Financial Centre (“DIFC”), a financial free zone designed to promote financial services within the United Arab Emirates. It is expected that the DME will initially offer sour crude and fuel oil products for trading. The DME will be regulated by the Dubai Financial Services Authority, a regulatory body established within the DIFC. The Company anticipates that the DME will commence trading in 2006.

The Company exists principally to provide facilities to buy, sell and clear energy and precious and base metals commodities for future delivery under rules intended to protect the interests of market participants. The Company itself does not own commodities, trade for its own account, or otherwise engage in market activities. The Company provides the physical facilities necessary to conduct an open outcry auction market, electronic trading systems, systems for the matching and clearing of trades executed on the Exchange, and systems for the clearing of certain bilateral trades executed off-Exchange in the over-the-counter (“OTC”) market. These services facilitate price discovery, hedging and liquidity in the energy and metals markets. The Company believes that market participants choose to trade on centralized markets such as the Exchange because of the liquidity those markets help to provide and because those markets perform an important price discovery function. The liquidity that the Exchange and other centralized markets offer is achieved in large part because the traded contracts have standardized terms and the Company’s clearinghouse mitigates counterparty performance risk. Transactions executed on the Exchange mitigate the risk of counter-party default because the Company’s clearinghouse acts as the counter-party to every trade. To manage the risk of financial nonperformance, the Exchange requires members to post margin. Trading on the Exchange is regulated by the Commodity Futures Trading Commission. Trading on the Europe Exchange is regulated by the UK’s Financial Services Authority.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of NYMEX Holdings and its wholly-owned subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles. The Company consolidates any investment in a variable interest entity for which the Company is the primary beneficiary. Investments in unconsolidated entities representing ownership of at least 20% but less than 50% are accounted for under the equity method. All significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to the 2004 and 2003 consolidated financial statements to conform to the 2005 presentation.

Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments , requires disclosure of the fair value of financial instruments at the balance sheet date. The carrying values of the Company’s assets approximate their fair values and, where applicable, are based on current market prices. The carrying values of the Company’s liabilities approximate their fair values except for the fair value of the Company’s notes payable, which are based upon their future cash flows for principal and interest payments, discounted at prevailing interest rates for securities of similar terms and maturities.

Use of estimates

The preparation of the accompanying consolidated financial statements and related notes in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Investments in money market funds and highly liquid investments purchased with an original maturity of three months or less are classified as cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company maintains substantially all of its cash balances with major financial institutions.

Securities purchased under agreements to resell

Securities purchased under agreements to resell are carried at contract value, as specified in the agreements. The market value of securities purchased under agreements to resell is monitored by the Company and additional collateral is obtained as necessary to protect against credit exposure. At December 31, 2005 and 2004, U.S. government securities held in a segregated account by a U.S. money-center bank collateralized the securities purchased under agreements to resell.

Marketable securities

The Company invests primarily in high-grade tax-exempt municipal bonds, direct obligations of the U.S. government and its agencies and money market mutual funds. The Company classifies its investments in debt and equities as either trading or available-for-sale. Management determines the appropriate classification of debt and equity securities at the time of purchase and re-evaluates such classification at each balance sheet date.

Trading securities are carried at fair value based on quoted market prices. Unrealized gains and losses are recorded in investment income, net on the consolidated statements of income. Realized gains and losses from the sales of marketable securities are determined on a specific identification basis.

Available-for-sale securities are carried at fair value based on quoted market prices. Unrealized gains and losses are recorded, net of income taxes, in accumulated other comprehensive income on the consolidated balance sheets. Realized gains and losses are recorded in investment income, net on the consolidated statements of income.

The Company has provided financial guarantees and pledged collateral with one of its investment managers relating to a membership seat financing program. The investment manager retains a collateral interest in the underlying Company investments equal to 118% of the outstanding loan balance. The Company has not set up allowances for loan losses as the Company retains the exclusive right to assert its lien on, and security interest in, the membership seat.

Long-lived assets

The Company reviews long-lived assets for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). The Company periodically evaluates the net realizable value of long-lived assets, including property, plant and equipment and amortizable intangible assets, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. When indicators of impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying business. An impairment in the carrying value of an asset is recognized whenever anticipated future cash flows (undiscounted) from an asset are estimated to be less than its carrying value. The amount of the impairment recognized is the difference between the carrying value of the asset and its fair value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization expense is provided utilizing the straight-line method over the estimated useful lives of the assets or lease terms, whichever is shorter.

The following table summarizes the years over which significant assets are generally depreciated or amortized:

Building and improvements	20 to 60 years
Information system equipment	3 to 7 years
Furniture, fixtures, office machinery and other	3 to 10 years
Internally developed software costs	3 to 7 years
Leasehold improvements	10 to 20 years

Where different depreciation methods or lives are used for tax purposes, deferred income taxes are recorded. The Company capitalizes purchases of software and costs associated with internally developed software.

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments which significantly extend the useful lives of existing property and equipment are capitalized and depreciated.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets of the COMEX Division. Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which states that goodwill must be tested for impairment on an annual basis. Prior to 2002, goodwill was being amortized on a straight-line basis over a period of 15 years. The Company completed its impairment testing for the years ended December 31, 2005, 2004 and 2003, and determined that there were no impairment losses related to goodwill for any of the periods presented. The measurement of possible impairment is based on the most recent sales of COMEX Division membership interests. COMEX Division membership interests, or “seats”, are purchased from existing COMEX Division members at prevailing market prices. These prices are established through a bid-and-ask system.

Revenue recognition

Clearing and transaction revenue

The largest sources of the Company’s operating revenues are clearing and transaction fees. These fees are recognized as revenue in the same period that trades are effectuated. Clearing and transaction fees receivable are monies due from clearing member firms. Exposure to losses on receivables is principally dependent on each member firm’s financial condition. Seats owned by NYMEX Division and COMEX Division members collateralize fees owed to the Company. At December 31, 2005 and 2004, no clearing and transaction fees receivable balance was greater than the member’s seat value. Management does not believe that a concentration of credit risk exists from these receivables. The Company retains the right to liquidate a member’s seat in order to satisfy its receivable.

The Company has various discretionary rebate and cost reduction programs to reduce operating costs of certain market participants. In addition, during 2003, the Company maintained, on a discretionary basis, a proprietary fee reduction program pursuant to which certain clearing fees of NYMEX Division members were substantially reduced. Clearing and transaction fees were reduced by $14.0 million in 2003 as a result of this program. This program was eliminated effective January 1, 2004.

Market data revenues

The Company provides real-time and delayed market data information to subscribers relating to prices of futures and options contracts traded and cleared on the Exchange. As is common business practice in the industry, fees are remitted to the Company by market data vendors on behalf of subscribers. Revenues are accrued for the current month based on the most recent month reported by the vendors.

Other revenues

Other revenues consist of rental income from tenants leasing space in the Company’s headquarters building, compliance fines assessed for violation of trading rules and procedures,

fees charged to members for the use of telephone equipment and trading booths provided by the Company, fees charged for access to the NYMEX ACCESS® electronic trading system and other miscellaneous revenues. Other revenues are recognized on an accrual basis in the period during which the Company derives economic value, with the exception of compliance fines, which are recognized on a cash basis due to the fact that their collectibility is not reasonably assured.

Marketing costs

Marketing costs include costs incurred for producing and communicating advertising and other marketing activities. These costs are expensed when incurred.

Postretirement and postemployment benefits other than pensions

The Company provides certain postretirement benefits to its employees, which are accounted for in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits other than Pensions , which requires the Company to accrue the estimated cost of retiree benefit payments other than pensions during the employees’ active service lives. Such benefits consist principally of health care benefits. In addition, the Company offers various postemployment benefits to employees after employment but before retirement. The benefits are accounted for in accordance with SFAS No. 112, Employers’ Accounting for Postemployment Benefits, which requires the Company to accrue the estimated cost of future postemployment benefits, which are funded on a pay-as-you-go basis. Postemployment benefits include both short-term disability, income benefits and long-term disability-related health benefits.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes . SFAS No. 109 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

Earnings per share

The Company has only one type of earnings per share calculation, basic earnings per share. In accordance with SFAS No. 128, Earnings per Share, basic earnings per common share are based on the weighted-average number of common shares outstanding in each year. There are no common stock equivalents and, thus, no dilution of earnings per share. Earnings per share were $87,167, $33,538 and $10,882 in 2005, 2004 and 2003, respectively.

Earnings per share were $0.97, $0.37 and $0.12 in 2005, 2004 and 2003, respectively, as adjusted to give retroactive effect of the 90,000-for-1 recapitalization of the Company’s common stock on March 14, 2006.

Segment reporting

The Company considers operating results for two business segments: Open Outcry and Electronic Trading and Clearing. Open Outcry is the trading and clearing of NYMEX Division and COMEX Division futures and options contracts on the trading floors of the Exchange. In addition, Open Outcry includes the trading and clearing of Europe Limited futures contracts on the trading floor of the Company’s London subsidiary, which opened during the third quarter of 2005. Electronic Trading and Clearing consists of NYMEX ACCESS®, NYMEX ClearPort® Trading and NYMEX ClearPort® Clearing. The Company reports income on a segment basis, but does not allocate assets or goodwill.

Recent accounting pronouncements and changes

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). This statement replaces Accounting Principles Board No. 20, Accounting Changes (“APB 20”) and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28 . SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is not practicable to do so. APB 20 previously required that most voluntary changes in accounting principle be recognized with a cumulative effect adjustment in net income of the period in which the change occurred. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will evaluate the application of SFAS No. 154, however, management does not currently believe adoption will have a material impact on the Company’s results of operations and financial position.

In November 2005, the FASB issued FASB Staff Position (FSP) Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments . FSP Nos. FAS 115-1 and FAS 124-1 amend SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, SFAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, as well as APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. This guidance nullifies certain requirements of EITF 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments . FSP Nos. FAS 115-1 and FAS 124-1 include guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to not be other-than-temporarily impaired. FSP Nos. FAS 115-1 and FAS 124-1 also require other-than-temporary impaired debt securities to be written down to their impaired value, which becomes the new cost basis. FSP Nos. FAS 115-1 and FAS 124-1 are effective for fiscal periods beginning after December 15, 2005. The Company will evaluate the application of FSP Nos. FAS 115-1 and FAS 124-1, however, management does not currently believe adoption will have a material impact on the Company’s results of operations and financial position.

Note 2. Securities lending

In 2005, the Company entered into an agreement with JPMorgan Chase & Co. (“JPMorgan”) to participate in a securities lending program. Under this program, JPMorgan, as agent, lends on an overnight basis, a portion of the clearing members’ securities on deposit in the Company’s margin deposits and guaranty fund to third parties in return for cash collateral. JPMorgan, in turn, invests the cash collateral overnight in various investments on behalf of the Company in accordance with the Company’s internal investment guidelines. Interest expense is then paid to the third party for the cash collateral the Company controlled during the transaction, and a fee is paid to JPMorgan for administering the transaction. The fee paid to JPMorgan is recorded in general and administrative expenses on the Company’s consolidated statements of income. At December 31, 2005, the fair value of the securities on loan was approximately $2.3 billion. Interest income and interest expense recognized under the securities lending program was $68.8 million and $65.2 million, respectively.

Note 3. Collateralization

In connection with reverse repurchase agreements, the Company receives collateral that is held in custody by the Company’s banks. At December 31, 2005 and 2004, the Company accepted collateral in the form of U.S. Treasury bills that it is permitted by contract or industry practice to sell or re-pledge. The fair value of such collateral at December 31, 2005 and 2004 was $6.9 million and $19.3 million, respectively.

Note 4. Allowance for doubtful accounts and credits

Clearing and transaction fees receivable are carried net of allowances for member credits, which are based upon expected billing adjustments. Allowances for member credits were $385,000 and $256,000 at December 31, 2005 and 2004, respectively. The Company believes the allowances are adequate to cover member credits. The Company also believes the likelihood of incurring material losses due to non-collectibility is remote and, therefore, no allowance for doubtful accounts is necessary.

An allowance for doubtful accounts was established for market data accounts receivable to cover potential non-collectible vendor receivables as well as future adjustments by the market data vendor customers. This allowance was $78,000 and $121,000 at December 31, 2005 and 2004, respectively, which the Company believes is sufficient to cover potential bad debts and subsequent credits. At December 31, 2005, the combined amounts due from customers with the ten highest receivable balances represented 89% of the total accounts receivable balance. Accounts receivable for market data revenues are included in other current assets on the Company’s consolidated balance sheets.

The Company has established a reserve for non-collectible receivables of other revenues in the amount of $512,000 and $665,000 at December 31, 2005 and 2004, respectively, and believes the amount is sufficient to cover potential bad debts and subsequent credits. Accounts receivable for other revenues are included in other current assets on the Company’s consolidated balance sheets.

Note 5. Margin deposits and guaranty funds

The Company is required, under the Commodity Exchange Act, to maintain separate accounts for cash and securities that are deposited by clearing members, at banks approved by the Company, as margin for house and customer accounts. These margin deposits are used by members to meet their obligations to the Company for margin requirements on open futures and options positions, as well as delivery obligations.

Each clearing member firm is required to maintain a security deposit, in the form of cash or U.S. Treasury Securities, ranging from $100,000 to $2.0 million, per division, based upon such clearing member firm’s reported regulatory capital, in a fund known as a guaranty fund. Historically, separate and distinct guaranty funds were maintained for the NYMEX Division and the COMEX Division. Effective May 16, 2003, the NYMEX Division assumed all of the clearing functions of the COMEX Division. Accordingly, the deposits were aggregated and are now maintained in a single guaranty fund (the “Guaranty Fund”) which may be used for any loss sustained by the Company as a result of the failure of a clearing member to discharge its obligations on either division. Although there is now one Guaranty Fund for both divisions, separate contribution amounts are calculated for each division.

Every member and non-member executing transactions on the Company’s divisions must be guaranteed by a clearing member and clear their transactions through the Company’s clearinghouse. This requirement also applies to transactions conducted outside of the Exchange which clear through NYMEX ClearPort® Clearing. Clearing members of the NYMEX Division and

COMEX Division require their customers to maintain deposits in accordance with Company margin requirements. Margin deposits and Guaranty Funds are posted by clearing members with the Company’s clearinghouse. In the event of a clearing member default, the Company satisfies the clearing member’s obligations on the underlying contract by drawing on the defaulting clearing member’s Guaranty Funds. If those resources are insufficient, the Company may fund the obligations from its own financial resources or draw on Guaranty Funds posted by non-defaulting clearing members. The Company also maintains a $100 million default insurance policy. This insurance coverage is available to protect the Company and clearing members in the event that a default in excess of $130 million occurs.

The Company is entitled to earn interest on cash balances posted as margin deposits and Guaranty Funds. Such balances are included in the Company’s consolidated balance sheets, and are generally invested overnight in securities purchased under agreements to resell.

The following table sets forth margin deposits and Guaranty Fund balances held by the Company on behalf of clearing members at December 31, 2005 and 2004 (in thousands):

	December 31, 2005			December 31, 2004
	Margin deposits	Guaranty funds	Total funds	Margin deposits	Guaranty funds	Total funds

Cash and securities earning interest for NYMEX Holdings
Cash	$14	$—	$14	$521	$54	$575
Securities held for resale	88,031	4,510	92,541	31,950	2,300	34,250

Total cash and securities	88,045	4,510	92,555	32,471	2,354	34,825

Cash and securities earning interest for members
Money market funds	4,535,750	—	4,535,750	2,914,820	—	2,914,820
U.S. Treasuries	11,513,902	142,866	11,656,768	7,322,495	148,026	7,470,521
Letters of credit	2,091,909	—	2,091,909	511,002	—	511,002

Total cash and securities	18,141,561	142,866	18,284,427	10,748,317	148,026	10,896,343

Total funds	$18,229,606	$147,376	$18,376,982	$10,780,788	$150,380	$10,931,168

Note 6. Property and equipment, net

Property and equipment consisted of the following:

	December 31,
(in thousands)	2005	2004

Buildings and improvements	$185,214	$186,645
Information systems equipment	18,250	51,324
Office furniture, fixtures, machinery and equipment	27,742	36,907
Internally developed software	1,310	11,563
Leasehold improvements	15,018	13,522
Construction in progress	252	—

	247,786	299,961
Less: accumulated depreciation and amortization	(57,750)	(105,242)

	$190,036	$194,719

Depreciation and amortization expense for the years ended December 31, 2005, 2004 and 2003 was approximately $15.2 million, $21.8 million and $24.7 million, respectively. Depreciation and amortization expense is recorded net of amortization of the deferred credit related to the grant for the building of $2.1 million for each year. Amortization of leasehold improvements is included in depreciation and amortization expense in the consolidated statements of income.

During 2003, the Company continued development of a new technology strategy, which was designed to standardize and simplify the Company’s technology infrastructure. In conjunction with this strategy, the functionality and useful lives of existing technology assets were evaluated. As a result of this evaluation, the Company shortened the estimated useful lives of a significant component of its existing technology infrastructure, resulting in a $5.3 million charge in the fourth quarter of 2003.

The Company, in the normal course of business, records charges for the impairment and disposal of assets which it determines to be obsolete. Asset impairment and disposal losses for the years ended December 31, 2005, 2004 and 2003 were $0.6 million, $5.4 million and $2.3 million, respectively.

Note 7. Long-term debt

The Company issued long-term debt totaling $100 million during 1996 and 1997 to provide completion financing for the Company’s trading facility and headquarters. This issue contained three series, each with different maturities, interest rates, and repayment schedules. Series A notes require annual principal repayments from 2001 to 2010, and a final payment of principal in 2011. Series B notes require annual principal repayments from 2011 to 2020, and a final payment of principal in 2021. Series C notes require annual principal repayments from 2022 to 2025, and a final payment of principal in 2026. The notes represent senior unsecured obligations of the Company and are not secured by the facility, the Company’s interest therein, or any other collateral. The notes are subject to a prepayment penalty in the event they are paid off prior to their scheduled maturities. The Company believes that any economic benefit derived from early redemption of these notes would be offset by the redemption penalty. These notes place certain limitations on the Company’s ability to incur additional indebtedness.

	December 31,
(in thousands)	2005	2004

Private placement notes
7.48%, Senior Notes, Series A, due 2011	$16,915	$19,732
7.75%, Senior Notes, Series B, due 2021	54,000	54,000
7.84%, Senior Notes, Series C, due 2026	15,000	15,000

	85,915	88,732
Less current maturities	(2,817)	(2,817)

Total long-term debt	$83,098	$85,915

Notes payable that become due during the next five years are as follows:

2006	$2,817
2007	$2,817
2008	$2,817
2009	$2,817
2010	$2,817

Note 8. Members’ retirement plan and benefits

The Company maintains a retirement and benefit plan under the COMEX Members’ Recognition and Retention Plan (“MRRP”). This plan provides benefits to certain members of the COMEX Division based on long-term membership, and participation is limited to individuals who were COMEX Division members prior to the Company’s acquisition of COMEX in 1994. No new participants were permitted into the plan after the date of the acquisition. The annual benefit payments are $12,500 ($2,000 for options members) for ten years for vested participants. Under the terms of the COMEX merger agreement, the Company is required to fund the plan with a minimum annual contribution of $400,000 until it is fully funded. The Company funded the plan by $800,000 in each of the years ended December 31, 2005, 2004 and 2003. Based on continued funding of $800,000 per year, and certain actuarial assumptions, the Company expects the plan to be fully funded in 2019. The annual contribution may be reduced if actuarial assumptions indicate that full funding can be achieved without making the entire funding contributions indicated above. Corporate contributions are charged against current operations. All benefits to be paid under the COMEX MRRP shall be based upon reasonable actuarial assumptions which, in turn, are based upon the amounts that are available and are expected to be available to pay benefits, except that the benefits paid to any individual will not exceed the amounts stated above. Quarterly distributions from the COMEX MRRP began in the second quarter of 2002. Subject to the foregoing, the Board of Directors of the Company reserves the right to amend or terminate the COMEX MRRP upon an affirmative vote of 60% of the eligible COMEX Division plan participants.

Note 9. Joint venture

FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (FIN 46) and its amendment FIN 46(R) (revised December 2003) provides guidance for determining when an entity should consolidate another entity that meets the definition of a variable interest entity. Special purpose entities and other types of entities are assessed for consolidation under this guidance. A variable interest entity is required to be consolidated if the Company will absorb a majority of the expected losses, will receive a majority of the expected residual returns, or both. An entity that consolidates a variable interest entity is called the primary beneficiary.

As disclosed in Note 1 to the consolidated financial statements, the Company has entered into a joint venture agreement with Tatweer Dubai LLC to form DME Holdings. The Company owns 50% of DME Holdings and shares in 50% of the profits and 35.7% of the losses. The Company will be required to contribute capital to the joint venture in an aggregate amount of $9.8 million over a five-year period, contingent upon the DME’s achievement of certain agreed upon performance targets. The Company’s maximum exposure to a loss from the joint venture is limited to its capital investment, which at December 31, 2005 was approximately $1.9 million. During 2005, the Company contributed $2.5 million to the joint venture which it accounts for under the equity method. This investment was reduced by a loss incurred in 2005 of approximately $0.6 million, which is recorded in other expenses on the consolidated statements of income. Although the Company believes that DME Holdings is a variable interest entity, it does not believe that it is the primary beneficiary and, therefore, did not consolidate DME Holdings in its results of operations.

Note 10. Defined contribution plan

The Company sponsors a defined contribution plan (the “Plan”) for all eligible domestic employees. The Plan qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Plan, participating employees may defer up to 25% of their pre-tax earnings, subject to the annual Internal Revenue Code contribution limit. The Company matches contributions up to a maximum of 3% of salary. In addition, the Company makes annual contributions ranging from 2% to 7% based upon tenure for each eligible Plan member. Employees vest immediately in their contribution and vest in the Company’s contribution at a rate of 40% after two full years of service, and then 20% per year until fully vested at 100% after five years of service. The Company’s total contributions to the Plan were $2.0 million, $1.8 million and $1.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 11. Deferred compensation

The Company has a nonqualified deferred compensation plan (the “Deferred Plan”) for key employees to permit them to defer receipt of current compensation. The Company may provide a matching and a regular year-end contribution to the Deferred Plan. Matching and year-end contribution percentages follow the same guidelines as the Company’s defined contribution plan. The Deferred Plan is not intended to be a qualified plan under the provisions of the Internal Revenue Code. It is intended to be unfunded and, therefore, all compensation deferred under the Deferred Plan is held by the Company and commingled with its general assets. The participating employees are general creditors of the Company with respect to these benefits. The Company has the right to amend, modify, or terminate the Deferred Plan at any time. At December 31, 2005 and 2004, deferred compensation amounted to $1.9 million and $2.2 million, respectively, and is included in accrued salaries and related liabilities in the consolidated balance sheets.

Note 12. Postretirement benefits other than pensions

The Company’s postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in its postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, and changes in asset levels.

The Company provides certain health care and life insurance benefit plans for qualifying retired employees. Substantially all of the Company’s employees may become eligible for these benefits if they reach specified age and years of service criteria while working for the Company. The benefits are provided through certain insurance companies. The Company expects to fund its share of such benefit costs principally on a pay-as-you-go basis.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) became law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. In accordance with FASB Staff Position No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 , the Company elected to defer recognition of the effects of the Act in any measures of the benefit obligation or cost. In May 2004, the FASB issued Staff Position No. 106-2 (“FAS No. 106-2”) under the same title. FAS No. 106-2 provides guidance on accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees. The Company has concluded that it will likely not be eligible to receive a subsidy. Therefore, the Act is not expected to have a material effect on the Company’s consolidated results of operations, financial position or cash flows. The measurement date used to determine postretirement benefit measures for the postretirement benefit plan is December 31 of each year.

Accrued postretirement benefit costs are included in other non-current liabilities in the consolidated balance sheets. The following table presents the funded status of such plans, reconciled with amounts recognized in the Company’s consolidated financial statements:

	December 31,
(in thousands)	2005	2004

Change in accumulated postretirement benefit obligation:
Accumulated postretirement benefit obligation, beginning of year	$6,257	$4,366
Service costs	409	317
Interest costs	426	331
Actuarial (gain) loss	1,450	1,555
Adjustment for prior years’ overstatement	—	—
Benefits paid	(367)	(312)

Accumulated postretirement benefit obligation, end of year	$8,175	$6,257

Funded status:
Accumulated postretirement benefit obligation, end of year	$8,175	$6,257
Unrecognized transition obligation	—	—
Unrecognized prior service cost	461	518

Unrecognized net gain (loss)	(2,365)	(1,007)

Accrued postretirement benefit cost, end of year	$6,271	$5,768

The net periodic postretirement benefit cost consists of the following:

	December 31,
(in thousands)	2005	2004	2003

Service costs	$409	$317	$220
Interest costs	426	331	246
Amortization of transition obligation	—	—	—
Amortization of prior service costs	(57)	(57)	(57)
Amortization of net (gain) loss	92	11	(23)

Net periodic postretirement benefit cost	870	602	386
Adjustment for prior years’ overstatement	—	—	(1,102)

Total net period postretirement benefit cost	$870	$602	$(716)

Assumptions:
Discount rate	5.75%	5.75%	6.00%
Health care cost trend rate	9.00%	10.00%	8.50%

The health care cost trend rate is assumed to decrease gradually to 5.25% by 2010 and remain level thereafter.

The following table presents the estimated future net benefit payments:

(in thousands)	Net Benefit payments

Fiscal Year
2006	$379
2007	$406
2008	$412
2009	$414
2010	$432
2011 – 2015	$2,365

The following shows the impact of a 1% change in the trend rate:

	2005
(in thousands)	1% increase	1% decrease

Effect on total of service and interest costs	$11	$(12)
Effect on accumulated postretirement benefit obligation	$91	$(104)

During 2003, the Company reduced its accrued postretirement benefit cost by $1.1 million, which was attributable to revisions to certain assumptions made in earlier years. Accordingly, the Company reduced salaries and employee benefits expenses in the consolidated statements of income by a similar amount in 2003, of which $0.3 million, $0.1 million and $0.8 million were attributable to 2002, 2001 and 2000 and prior years, respectively. The Company believes that the effect of the adjustment was not material to its consolidated financial position or results of operations for any of the years impacted and accordingly, the full amount was recorded in 2003.

Note 13. Deferred credits

In 1995, the Company secured a grant of $128.7 million from the New York City Economic Development Corporation (“EDC”) and the Empire State Development Corporation (“ESDC”,

formerly known as the New York State Urban Development Corporation) for construction of its corporate headquarters and trading facility. The grant is being recognized in income on the same basis as, and is a reduction to, the depreciation of the facility.

In 2002, the Company entered into an agreement and received a $5.0 million grant from the ESDC. This agreement requires the Company to maintain certain annual employment levels, and the grant is subject to recapture amounts on a declining scale over time. The grant is recognized in income ratably in accordance with a recapture schedule.

Note 14. Postemployment benefits

The Company offers various postemployment benefits to employees after employment but before retirement. These benefits are paid in accordance with the Company’s established postemployment benefit practices and policies. Postemployment benefits include both short-term disability income benefits and long-term disability related health benefits. The Company accrues for these future postemployment benefits, which are funded on a pay-as-you-go basis. The Company’s postemployment benefits liabilities at December 31, 2005 and December 31, 2004 were $0.9 million.

Note 15. Income taxes

The provision for income taxes in the consolidated statements of income for the years ended December 31, 2005, 2004 and 2003, respectively, consisted of the following:

(in thousands)	2005	2004	2003

Current:
Federal	$38,056	$14,619	$8,426
State and local	21,588	8,238	3,795

Total	59,644	22,857	12,221

Deferred:
Federal	156	(1,760)	(4,095)
State and local	73	(878)	(1,065)

Total	229	(2,638)	(5,160)

Total provision	$59,873	$20,219	$7,061

Reconciliation of the statutory U.S. federal income tax rate to the effective tax rate on income before the provision for income taxes is as follows:

	2005	2004	2003

Statutory U.S. federal tax rate	35.0%	35.0%	34.0%
State and local taxes, net of federal benefit	10.6	10.3	11.4
Change in estimate	—	—	3.1
Tax-exempt income	(1.0)	(1.6)	(6.0)
Valuation allowance	—	(1.5)	0.6
Other, net	1.1	0.3	1.2

Effective tax rate	45.7%	42.5%	44.3%

At December 31, the components of net deferred tax assets (liabilities) were as follows:

(in thousands)	2005	2004

Current
Assets:
Accrued expenses	$1,346	$2,723
Other	516	27

Total	1,862	2,750

Liabilities:
Unrealized gains on marketable securities	—	—
Other	114	160

Total	114	160

Total current net deferred tax assets	$1,748	$2,590

Noncurrent
Assets:
Postretirement benefits	$3,308	$2,943
Deferred compensation	885	878
COMEX MRRP	2,757	2,820
COMEX MRRP contribution and earnings	3,164	2,417
Demutualization costs	—	345
Federal net operating loss carryforwards	344	318
Charitable contributions carryforward	—	955
Amortization	1,308	—
Other	908	840

Total	12,674	11,516
Less valuation allowance	(812)	(821)

Total noncurrent deferred tax assets	11,862	10,695

Liabilities:
Depreciation and amortization	13,032	12,373
Capitalization of software	358	319
Unrealized gains on marketable securities	570	—

Total noncurrent deferred tax liabilities	13,960	12,692

Total net noncurrent deferred tax liabilities	$(2,098)	$(1,997)

Management has determined that the realization of the recognized gross deferred tax asset of $13.7 million at December 31, 2005 is more likely than not, based on taxable temporary differences and anticipated future taxable income. However, if estimates of future taxable income are reduced, the amount of the deferred tax asset considered realizable could also be reduced.

The Company maintained valuation allowances of $0.8 million in 2005 and 2004, in accordance with the provisions of SFAS No. 109. The allowances were established due to the uncertainty of realizing certain tax carryforwards.

Note 16. Supplemental disclosure of cash flow information

Supplemental disclosures of cash flow information for the years ended December 31, 2005, 2004 and 2003, respectively, are as follows:

	December 31,
(in thousands)	2005	2004	2003

Cash paid for:
Interest	$72,085	$ 7,048	$7,258

Income taxes	$65,530	$21,720	$5,595

Non-cash investing and financing activities:
Unrealized gain on available-for-sale securities	$ 1,242	$ —	$ —

Purchase of assets under capital lease obligation	$ —	$ 955	$ —

Note 17. Acquisition

On March 31, 2003, the Company acquired the assets and assumed certain liabilities of TradingGear.com (“TradingGear”), a Delaware limited liability company. The acquisition was accounted for under the purchase method of accounting and, accordingly, the acquired assets and assumed liabilities have been recorded at their estimated fair values. The purchase price was $3,000,000 in cash. The Company considered, among other things, the value of software it had been licensing from TradingGear as well as the potential additional revenue generated from TradingGear’s customer contracts in determining the consideration furnished for TradingGear’s assets.

Note 18. Segment reporting

The Company considers operating results for two business segments: Open Outcry and Electronic Trading and Clearing. Open Outcry is the trading and clearing of NYMEX Division and COMEX Division futures and options contracts on the trading floors of the Exchange. In addition, Open Outcry includes the trading and clearing of Europe Limited futures contracts on the trading floor of the Company’s London subsidiary, which opened during the third quarter of 2005. Electronic Trading and Clearing consists of NYMEX ACCESS®, NYMEX ClearPort® Trading and NYMEX ClearPort® Clearing. The Corporate/Other column represents income earned on the Company’s investments net of fees, fees incurred on its securities lending activities and interest expense incurred on its obligations. The Company reports revenue on a segment basis. Total revenues presented for each segment include clearing and transaction fees related to such segment and a pro rated portion of market data fees. Other revenues are attributed entirely to Open Outcry. Depreciation and amortization and other operating expenses (excluding interest, securities lending fees and losses from the DME joint venture) are allocated based on the proportion of total revenues attributed to each segment. The prior year segment information has been reclassified to reflect this methodology of reporting each segment.

Financial information relating to these business segments is set forth below (in thousands):

	Year ended December 31, 2005
	Open outcry	Electronic trading & clearing	Corporate / other	Total

Total revenues	$216,212	$117,896	$12,453	$346,561
Depreciation and amortization	9,850	5,371	—	15,221
Other operating expenses	124,255	67,754	8,330	200,339

Income before provision for income taxes	82,107	44,771	4,123	131,001
Provision for income taxes	37,529	20,460	1,884	59,873

Net income	$ 44,578	$ 24,311	$ 2,239	$ 71,128

	Year ended December 31, 2004
	Open outcry	Electronic trading & clearing	Corporate / other	Total

Total revenues	$180,022	$57,410	$ 3,893	$241,325
Depreciation and amortization	16,525	5,270	—	21,795
Other operating expenses	125,032	39,873	7,039	171,944

Income (loss) before provision (benefit) for income taxes	38,465	12,267	(3,146)	47,586
Provision (benefit) for income taxes	16,343	5,213	(1,337)	20,219

Net income (loss)	$ 22,122	$ 7,054	$(1,809)	$ 27,367

	Year ended December 31, 2003
	Open outcry	Electronic trading & clearing	Corporate / other	Total

Total revenues	$153,557	$30,611	$ 3,929	$188,097
Depreciation and amortization	20,577	4,102	—	24,679
Other operating expenses	116,930	23,310	7,237	147,477

Income (loss) before provision (benefit) for income taxes	16,050	3,199	(3,308)	15,941
Provision (benefit) for income taxes	7,109	1,417	(1,465)	7,061

Net income (loss)	$ 8,941	$ 1,782	$(1,843)	$ 8,880

The Company does not account for, and does not report to management, its assets (other than goodwill and other intangible assets for SFAS No. 142 reporting purposes) or capital expenditures by business segment. Foreign source revenues and long-lived assets located in foreign countries are immaterial to the consolidated results of operations and financial position of the Company and are, therefore, not disclosed separately.

Note 19. Commitments and contingencies

Legal proceedings

Set forth below is a description of material litigation to which the Company is a party, as of December 31, 2005. Although there can be no assurance as to the ultimate outcome, the

Company believes it has a meritorious defense and is vigorously defending the matter described below. The final outcome of any litigation, however, cannot be predicted with certainty, and an adverse resolution of this matter could have a material adverse effect on the Company’s consolidated results of operations, financial position or cash flows.

The Company has been named as a defendant in the following legal action:

New York Mercantile Exchange, Inc. v. IntercontinentalExchange, Inc.    On November 20, 2002, NYMEX Exchange commenced an action in United States District Court for the Southern District of New York against IntercontinentalExchange, Inc (“ICE”). The amended complaint alleges claims for: (a) copyright infringement by ICE arising out of ICE’s uses of certain NYMEX Exchange settlement prices; (b) service mark infringement by reason of use by ICE of the service marks NYMEX and NEW YORK MERCANTILE EXCHANGE; (c) violation of trademark anti-dilution statutes; and (d) interference with contractual relationships. On January 6, 2003, ICE served an Answer and Counterclaims, in which ICE alleges five counterclaims against NYMEX Exchange as follows: (1) a claim for purported violation of Section 2 of the Sherman Act, 15 U.S.C. § 2, for NYMEX Exchange’s allegedly trying to maintain a monopoly in the execution of the North America energy futures and expand the alleged monopoly into the execution and clearing of North American OTC energy contracts by attempting to deny ICE access to NYMEX Exchange settlement prices; (2) a claim for purported violation of Section 1 of the Sherman Act by conspiring with certain of its members to restrain trade by attempting to deny ICE access to NYMEX Exchange settlement prices; (3) a claim for alleged violation of Section 2 of the Sherman Act by NYMEX Exchange purportedly denying ICE access to NYMEX Exchange’s settlement prices which are allegedly an “essential facility”; (4) a claim for purported violation of Section 1 of the Sherman Act and Section 3 of the Clayton Act by NYMEX Exchange allegedly tying execution services for North American energy futures and options to clearing services; and (5) a claim for purported violation of the Lanham Act through false advertising with respect to certain services offered by NYMEX Exchange and services offered by ICE. The counterclaims request damages and trebled damages in amounts not specified yet by ICE in addition to injunctive and declaratory relief.

On August 11, 2003, the Court issued an opinion dismissing certain counterclaims and one affirmative defense, with leave to replead. On or about August 28, 2003, NYMEX Exchange was served with ICE’s First Amended Counterclaims in which ICE made four counterclaims against NYMEX Exchange principally alleging violations of U.S. antitrust laws, including claims regarding monopoly leveraging.

By Order and Opinion dated June 30, 2004, the Court granted NYMEX Exchange’s motion and dismissed all of the antitrust counterclaims asserted against NYMEX Exchange.

By Order and Opinion dated September 29, 2005, the Court (1) granted ICE’s motion for summary judgment to the extent of dismissing NYMEX Exchange’s federal claims for copyright and trademark infringement and dismissing without prejudice (by declining to exercise supplemental jurisdiction), NYMEX Exchange’s state law claims for violation of trademark anti-dilution statutes and interference with contractual relationships, and (2) denied NYMEX Exchange’s cross-motion for partial summary judgment on copyright infringement and tortious interference with contract. On October 13, 2005, NYMEX Exchange filed a notice of appeal with the United States Court of Appeals for the Second Circuit. NYMEX Exchange filed its appeal brief on January 24, 2006. The appeal should be argued in the second quarter of 2006. This case is ongoing.

Contractual obligations

In connection with its operating activities, the Company enters into certain contractual obligations. The Company’s material contractual cash obligations include long-term debt, operating leases, a capital lease and other contracts. A summary of the Company’s future cash payments associated with its contractual cash obligations outstanding as of December 31, 2005, as well as an estimate of the timing in which these commitments are expected to expire, are set forth in the following table:

	Payments due by period
(in thousands)	2006	2007	2008	2009	2010	Thereafter	Total

Contractual Obligations
Long-term debt principal	$2,817	$2,817	$2,817	$2,817	$2,817	$71,830	$85,915
Long-term debt interest	6,626	6,416	6,205	5,994	5,783	41,786	72,810
Operating leases—facilities	4,203	4,040	4,017	4,045	3,880	7,712	27,897
Operating leases—equipment	1,969	1,228	729	33	—	—	3,959
Capital lease	327	—	—	—	—	—	327
Other long-term obligations	800	800	800	800	800	7,003	11,003

Total contractual obligations	$16,742	$15,301	$14,568	$13,689	$13,280	$128,331	$201,911

The Company occupies premises under leases, including a land lease, with various lessors that expire in 2006 through 2069. For the years ended December 31, 2005, 2004 and 2003, rental expense for facilities and the land lease amounted to $3.8 million, $2.7 million and $4.0 million, respectively. The lease commitments on the Company’s facilities include scheduled base rent increases over the terms of the leases. The base rent payments are being charged to expense on the straight-line method over the terms of the leases. The Company has recorded a deferred credit to reflect the excess of rent expense over cash payments since inception of the leases.

The Company leases space to tenants in its headquarters facility. Rents collected from these leases were $8.2 million, $8.5 million and $7.3 million during 2005, 2004 and 2003, respectively, and are recorded in other revenue on the consolidated statements of income. Future minimum rental income for the years 2006 through 2010 are as follows:

(in thousands)

2006	$8,095
2007	7,521
2008	5,640
2009	4,764
2010	4,484

Total	$30,504

In 1994, the Company entered into a Letter of Intent with Battery Park City Authority (“BPCA”), the EDC and the ESDC to construct a new trading facility and office building on a site in Battery

Park City. By agreement dated May 18, 1995, the EDC and ESDC agreed to provide funding of $128.7 million to construct the facility. The Company is liable for liquidated damages on a declining scale, with an initial maximum of up to $75.0 million, if it violates terms of the occupancy agreement at any time prior to the 15 years from the date of occupancy, July 7, 1997.

In May 1995, the Company signed a ground lease (expiring June 2069) with BPCA for the site where it constructed its headquarters and trading facility. The lease establishes payments in lieu of taxes (“PILOTs”) due to New York City, as follows: for the trading portion of the facility, PILOTs are entirely abated for the first 20 years after occupancy; for the office portion of the facility, PILOTs are entirely abated for one year after occupancy, at a percentage of assessment (ranging from 25% to 92.5%) for the next 10 years and, thereafter, at an amount equal to assessment. Sub-let space is not eligible for abatements.

In 2002, the Company entered into an agreement and received a $5.0 million grant from ESDC. This agreement requires the Company to maintain certain annual employment levels, and the grant is subject to recapture amounts, on a declining scale, over time.

The Company and the Board of Trade of the City of New York, Inc. (“NYBOT”) entered into a lease agreement that became effective on November 20, 2002. In accordance with this lease agreement, NYBOT is leasing approximately 13,000 square feet on the COMEX Division trading floor and approximately 45,000 square feet of office space for a ten-year term. The rent commencement date for the trading floor space and office space was July 1, 2003 and May 20, 2003, respectively.

In accordance with the DME shareholders agreement, the Company will be required to contribute capital to the joint venture in an aggregate amount of $9.8 million over a five-year period, contingent upon the DME’s achievement of certain agreed upon performance targets. On September 6, 2005, the first contribution of $2.5 million was made.

Financial guarantees

The Company adopted FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (“FIN No. 45”), effective January 1, 2003. The Company has certain guarantee arrangements in its clearing process as well as other financial guarantees discussed below:

Included in marketable securities are investments that are pledged as collateral with one of the Company’s investment managers relating to a membership seat financing program. Under this program, the investment manager extends credit to individuals purchasing NYMEX Division memberships. The program requires that the Company pledge assets to the investment manager in an amount equal to at least 118% of the loan value. In the event a member defaults on a loan, the investment manager has the right to seize the Company’s collateral for the amount of the default, and the Company has the right to liquidate the member’s interest in NYMEX Division to reimburse its loss of collateral. At December 31, 2005, there were total seat loan balances of $8.7 million and securities pledged against the seat loan balances of $10.3 million.

The Company serves a clearinghouse function, standing as a financial intermediary on every futures and options transaction cleared. Through its clearinghouse, the Company maintains a system of guarantees for performance of obligations owed to buyers and sellers. This system of guarantees is supported by several mechanisms, including margin deposits and guaranty funds posted by clearing members with the Company’s clearinghouse. The amount of margin deposits on hand will fluctuate over time as a result of, among other things, the extent of open positions held at any point in time by market participants in NYMEX Division and COMEX Division contracts and the margin rates then in effect for such contracts. The Company is required, under the Commodity Exchange Act, to maintain separate accounts for cash and securities that are deposited by clearing members, at banks approved by the Company, as margin for house and customer accounts. These clearing deposits are used by members to meet their obligations to the Company for margin requirements on open futures and options positions, as well as delivery obligations.

During 2004, the Company established additional retail customer protection supported by a commitment of at least $10 million available at all times to promptly reimburse retail customers in the event that their clearing member defaults as a result of a default by another customer where margin funds from the retail customer’s account are used to address the default. Retail customers are defined as those that do not otherwise qualify as “eligible contract participants” under the requirements of the Commodity Exchange Act, and are not floor traders or floor brokers on the Exchange or family members of an Exchange floor trader or floor broker who maintains an account at the same clearing firm.

There were no events of default during 2005, in any of the above arrangements, in which a liability should be recognized in accordance with FIN No. 45.

Note 20. Certain relationships and related transactions

The inherent nature of the Company’s business frequently gives rise to related party transactions. The majority of the Company’s shareholders, including several members of its Board of Directors, frequently do business with the Company. The Company’s Board of Directors establishes fees and usage charges and also determines the level of payments under any proprietary fee reduction or other cost reduction programs.

Certain members of the Company’s Board of Directors may serve as officers or directors of clearing member firms. These clearing member firms pay substantial fees to the Company’s clearinghouse in connection with services the Company provides. The Company believes that the services provided to these clearing firms are on terms no more favorable to those firms than terms given to other member firms and individual members.

The following are descriptions of material transactions involving the Company and its Board of Directors and officers:

Vincent Viola, the Chairman of the Board of the Company until March 16, 2004, was the sole shareholder of Pioneer Futures, Inc. (“Pioneer”), which was one of the largest clearing members with whom the Company conducted business. Pioneer terminated its clearing member firm privileges with the Company in September 2004. For the period ended March 31, 2004 (the period covering Mr. Viola’s tenure as Chairman), approximately $2.4 million in revenue was derived from Pioneer from clearing and transaction fees and approximately $164,000 was derived from rental income. For the year ended December 31, 2003, revenue of approximately $9.2 million from clearing and transaction fees and approximately $0.7 million from rental income were earned from Pioneer. On March 17, 2004, Mr. Viola entered into an advisor services agreement with the Company that was terminated on September 27, 2005.

Sterling Commodities Corp. (“Sterling”), of which David Greenberg, a director of the Company, is the President, currently leases space from the Company at its corporate headquarters facility. The lease expires on November 30, 2007. The aggregate amount of rent collected from Sterling during 2005, 2004 and 2003 was approximately $257,000, $238,000 and $242,000, respectively. Clearing and transaction fees earned from Sterling in 2005, 2004 and 2003 were approximately $2.8 million, $1.9 million and $1.6 million, respectively.

ABN AMRO, Inc. (“ABN AMRO”), by which Richard Schaeffer, the Vice Chairman of the Company, is employed as Executive Director of Global Energy Futures, currently leases space from the Company at its corporate headquarters facility. The aggregate amount of rent collected from ABN AMRO during 2005, 2004 and 2003 was approximately $307,000, $268,000 and $72,000, respectively.

Stanley Meierfeld, a Director of the Company, is a Managing Director of the Geldermann division of FC Stone, LLC. FC Stone, LLC currently leases space from the Company at its corporate headquarters facility. The aggregate amount of rent collected from FC Stone, LLC during 2005 was approximately $436,000.

Kevin McDonnell, a director of the Company, was selected by Europe Limited to be a market maker for its NYMEX Brent Crude contract which was launched on the Europe Limited trading floor during 2005. Mr. McDonnell was compensated an amount of approximately $714,000 for his services.

Zone Energy Group, Inc. (“Zone Energy”), of which Mr. Ardizzone, a director of the Company, is an executive officer and principal owner, was selected by the Company to be a market maker for NYMEX Brent Crude contract at its Dublin branch during 2005. Zone Energy was compensated an aggregate amount of approximately $698,000 for their services. In addition, Zone Energy currently leases space from the Company at its corporate headquarters facility. The aggregate amount of rent collected from Zone Energy during 2005 was approximately $65,000.

On January 27, 2003, a wholly-owned subsidiary of the Company, Tradingear Acquisition LLC, entered into an Asset Purchase Agreement with TGFIN Holdings, Inc. (“TGFIN”) and its operating subsidiary, TradinGear.com. Pursuant to this agreement, TGFIN and TradinGear.com were paid $3 million for certain assets, including certain tangible assets and software which the Company had previously been licensing from TradinGear.com. This transaction closed on March 31, 2003. On April 2, 2003, Samuel Gaer, Chairman and CEO of TGFIN, became Senior Vice President and Chief Information Officer of the Company. Prior to that date, Mr. Gaer also received approximately $82,500 in consulting fees from the Company in 2003. Mr. Gaer subsequently resigned his position as an officer and director of TGFIN. Mr. Gaer, together with his family, owned at the time of the acquisition approximately 38% of stock of TGFIN.

The Company had invested assets segregated for the benefit of the COMEX Members’ Recognition and Retention Plan (the “COMEX MRRP”) of $12.8 million and $11.6 million at December 31, 2005 and 2004, respectively, in a portfolio of fixed income securities managed by Legg Mason Wood Walker, Inc., a securities firm of which Anthony George Gero, a director of the Company, was a senior investment officer up until December 2, 2005. Mr. Gero is currently a Senior Vice President of RBC Dain Rauscher and a Vice President of Global Futures at RBC Capital Markets Global Futures. On March 1, 2006, the Company’s Board of Directors authorized the transfer of the COMEX MRRP funds into a portfolio of fixed income securities to be managed by RBC Dain Rauscher.

The Company has provided financial guarantees and pledged collateral relating to a membership seat financing program with one of its banks, Brown Brothers Harriman & Co. Pursuant to this program, the participating member remains primarily liable for the loan that is used to purchase a membership seat and corresponding share of common stock in the Company. The Company guarantees the unpaid balance owed by each participating member, and the Company has the right to liquidate the membership seat and corresponding share of common stock if such member defaults on the loan. As of December 31, 2005, none of the directors and/or their immediate family members had a loan balance relating to this program. As of December 31, 2004, the following directors and/or their immediate family member had loan balances relating to this program in excess of $60,000: James McNamara, brother of John L. McNamara, a director of the Company, in the amount of $79,600.

The following table below reflects the member loan balances outstanding and collateral held by the Company on behalf of Exchange members participating in the seat financing program at December 31, (in thousands):

	2005	2004

Loan balance outstanding	$8,731	$7,125
Collateral on deposit	$10,303	$8,408

Note 21. Parent company only information

The only assets of NYMEX Holdings, Inc., the registrant, are its investments in its wholly-owned subsidiaries, which totaled $109.8 million and $126.8 million at December 31, 2005 and 2004, respectively. The registrant has only one liability, dividends payable to shareholders, which were $3.6 million and $3.5 million at December 31, 2005 and 2004, respectively. Net income from these investments on the equity basis of accounting amounted to $71.1 million, $27.4 million and $8.9 million for the years ended December 31, 2005, 2004 and 2003, respectively. Other than the dividends payable to shareholders, the registrant has no liabilities, material contingencies or guarantees. During 2005, the registrant received no cash dividends from any of its subsidiaries.

Note 22. Subsequent event

On January 11, 2006, the Board of Directors of the Company voted to declare and distribute a special cash dividend of $30 million to stockholders of record as of January 21, 2006. On January 23, 2006, each of the stockholders as of the record date was paid $36,765 per share of the Company’s common stock.

Note 23. Quarterly financial data (unaudited) (in thousands, except per share data)

	2005
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Trading volumes
NYMEX Division	40,116	45,808	52,112	46,403
COMEX Division	7,326	7,449	7,695	8,301

Total	47,442	53,257	59,807	54,704

Summarized financial data
Net revenues	$72,680	$82,503	$97,903	$93,475
Total expenses	50,106	54,089	56,278	55,087

Income before provision for income taxes	22,574	28,414	41,625	38,388
Provision for income taxes	10,152	12,787	19,200	17,734

Net income	$12,422	$15,627	$22,425	$20,654

Basic and diluted earnings per share	$15,223	$19,151	$27,482	$25,311

Proforma earnings per share, retroactively adjusted to reflect the 90,000-for-1 recapitalization on March 14, 2006 (unaudited):
Basic and diluted earnings per share	$0.17	$0.21	$0.31	$0.28

Common stock prices
High	$1,900	$2,500	$2,850	$3,775
Low	$1,760	$2,475	$2,600	$3,000

	2004
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Trading volumes
NYMEX Division	30,443	33,667	36,862	38,071
COMEX Division	8,213	7,696	6,794	7,740

Total	38,656	41,363	43,656	45,811

Summarized financial data
Net revenues	$54,265	$56,122	$63,233	$67,705
Total expenses	43,193	46,430	53,213	50,903

Income before provision for income taxes	11,072	9,692	10,020	16,802
Provision for income taxes	4,830	4,370	4,437	6,582

Net income	$6,242	$5,322	$5,583	$10,220

Basic and diluted earnings per share	$7,650	$6,522	$6,842	$12,525

Proforma earnings per share, retroactively adjusted to reflect the 90,000-for-1 recapitalization on March 14, 2006 (unaudited):
Basic and diluted earnings per share	$0.08	$0.07	$0.08	$0.14

Common stock prices
High	$1,550	$1,650	$1,650	$2,000
Low	$1,550	$1,650	$1,650	$1,745

Management’s report on internal control over

financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance of the reliability of its financial reporting and of the preparation of its financial statements for external reporting purposes, in accordance with U.S. generally accepted accounting principles.

The Company’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorization of its management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

As of December 31, 2005, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based upon the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2005, the Company maintained effective internal control over financial reporting.

The Company’s independent registered public accountants, KPMG LLP, have audited and issued their report on management’s assessment of the Company’s internal control over financial reporting. The report of KPMG LLP appears on page F-32.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

NYMEX Holdings, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that NYMEX Holdings, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that NYMEX Holdings, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, NYMEX Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NYMEX Holdings, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 7, 2006 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York

March 7, 2006

NYMEX Holdings, Inc. and subsidiaries

Consolidated balance sheets

(in thousands, except for share data)	June 30, 2006	December 31, 2005

	(Unaudited)

Assets
Cash and cash equivalents	$15,134	$35,664
Collateral from securities lending program	2,617,906	2,314,618
Securities purchased under agreements to resell	4,800	6,900
Marketable securities, at market value	145,665	100,993
Clearing and transaction fees receivable, net of allowance for member credits	33,720	23,747
Prepaid expenses	6,755	5,768
Margin deposits and guaranty funds	33,284	92,555
Other current assets	12,253	8,877

Total current assets	2,869,517	2,589,122
Property and equipment, net	186,292	190,036
Goodwill	16,329	16,329
Other assets	15,688	13,260

Total assets	$3,087,826	$2,808,747

Liabilities and Stockholders’ (Deficit) Equity
Accounts payable and accrued liabilities	$14,164	$17,627
Accrued salaries and related liabilities	12,606	9,893
Payable under securities lending program	2,617,906	2,314,618
Margin deposits and guaranty funds	33,284	92,555
Income tax payable	10,777	5,250
Other current liabilities	32,866	36,281

Total current liabilities	2,721,603	2,476,224
Grant for building construction deferred credit	107,238	108,311
Long-term debt	83,098	83,098
Retirement obligation	11,708	12,121
Other liabilities	19,127	19,211

Total liabilities	2,942,774	2,698,965

Commitments and contingencies
Cumulative redeemable convertible preferred stock, $0.01 par value; 8,160,000 shares authorized, issued and outstanding as of June 30, 2006—Note 8	156,130	—

Stockholders’ (deficit) equity—Note 9
Common stock, $0.01 par value; 816 shares authorized, issued and outstanding as of December 31, 2005	—	—
Common stock, $0.01 par value; 81,600,000 shares authorized as of June 30, 2006; 73,440,000 issued and outstanding as of June 30, 2006	734	—
Additional paid-in capital	—	69,631
Retained (deficit) earnings	(12,890)	39,479
Accumulated other comprehensive income, net of tax	1,078	672

Total stockholders’ (deficit) equity	(11,078)	109,782

Total liabilities and stockholders’ (deficit) equity	$3,087,826	$2,808,747

See accompanying notes to the unaudited consolidated financial statements.

NYMEX Holdings, Inc. and subsidiaries

Consolidated statements of income (unaudited)

	Six months ended June 30,
(in thousands, except for share data)	2006	2005

Revenues
Clearing and transaction fees	$195,766	$124,067
Market data fees	31,294	21,941
Interest income from securities lending	60,517	19,948
Other, net	7,125	5,607
Investment income, net	2,814	2,376

Total revenues	297,516	173,939
Interest expense from securities lending	58,360	18,756

Net revenues	239,156	155,183

Expenses
Salaries and employee benefits	37,486	30,087
Occupancy and equipment	14,038	13,644
Depreciation and amortization, net of deferred credit amortization	8,248	8,108
General and administrative	26,107	24,169
Professional services	7,533	15,011
Telecommunications	3,491	3,389
Marketing	2,739	1,844
Other expenses	5,126	4,487
Interest expense	3,334	3,456

Asset impairment and disposition losses
Total expenses	108,102	104,195

Income before provision for income taxes	131,054	50,988
Provision for income taxes	59,288	22,939

Net income	$71,766	$28,049

Weighted average common shares outstanding, basic and diluted	49,141,000	816

Basic and diluted earnings per share	$1.40	$34,374
Proforma weighted average common shares outstanding and earnings per share, retroactively adjusted to reflect the 90,000-for-1 recapitalization on March 14, 2006 (unaudited):
Weighted average common shares outstanding, basic and diluted	78,354,000	73,440,000
Basic and diluted earnings per share	$0.88	$0.38

See accompanying notes to the unaudited consolidated financial statements.

NYMEX Holdings, Inc. and subsidiaries

Consolidated statements of stockholders’ (deficit) equity (unaudited)

	Common stock		Additional paid-in capital	Retained (deficit) earnings	Accumulated other comprehensive income	Total stockholders’ (deficit) equity
	Shares	Amount

Balances at January 1, 2005	816	$—	$93,312	$33,470	$—	$126,782
Comprehensive income:

Net income	—	—	—	71,128	—	71,128
Unrealized gain on available-for-sale securities, net of deferred income taxes of $570	—	—	—	—	672	672

Total comprehensive income						71,800
Dividends declared:
Common stock, $108,824/share	—	—	(23,681)	(65,119)	—	(88,800)

Balances at December 31, 2005	816	$—	$69,631	$39,479	$672	$109,782
Dividends declared on January 11, 2006:
Common stock, $36,765/share	—	—	—	(30,000)	—	(30,000)
Dividends declared on March 6, 2006:
Common stock, $196,078/share	—	—	(68,897)	(91,103)	—	(160,000)
Retirement of common stock	(816)	—	—	—	—	—
Issuance of common stock	73,440,000	734	(734)	—	—	—
Cumulative redeemable convertible preferred stock dividends and amortization of issue costs	—	—	—	(3,032)	—	(3,032)
Comprehensive income:
Net income	—	—	—	71,766	—	71,766
Change in unrealized gain on available-for-sale securities, net of deferred income taxes of $332	—	—	—	—	406	406

Total comprehensive income						72,172

Balances at June 30, 2006 (Unaudited)	73,440,000	$734	$—	$(12,890)	$1,078	$(11,078)

See accompanying notes to the unaudited consolidated financial statements.

NYMEX Holdings, Inc. and subsidiaries

Consolidated statements of cash flows (unaudited)

	Six Months Ended June 30,
	2006	2005

Cash flows from operating activities
Net income	$71,766	$28,049
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,102	8,742
Amortization of intangibles	219	438
Deferred grant credits	(1,323)	(1,322)
Deferred rental income	(338)	(338)
Deferred rent expense	(114)	(132)
Asset impairment and disposition loss	805	27
Decrease (increase) in operating assets:
Clearing and transaction fees receivable	(9,973)	(6,568)
Prepaid expenses	(987)	(1,595)
Margin deposits and guaranty fund assets	59,271	(104,678)
Other current assets	(3,376)	257
Increase (decrease) in operating liabilities:
Accounts payable and accrued liabilities	(3,463)	1,079
Accrued salaries and related liabilities	2,713	3,654
Margin deposits and guaranty fund liabilities	(59,271)	104,678
Income tax payable	5,527	(4,032)
Other current liabilities	185	1,983
Other liabilities	286	(1,224)
Retirement obligation	(413)	(178)

Net cash provided by operating activities	70,616	28,840

Cash flows from investing activities
(Increase) decrease in collateral from securities lending program	(303,288)	(1,627,011)
(Increase) decrease in securities purchased under agreements to resell	2,100	(7,342)
(Increase) decrease in marketable securities	(44,672)	(13,399)
Capital expenditures	(6,163)	(6,350)
(Increase) decrease in other assets	(1,909)	95

Net cash used in investing activities	(353,932)	(1,654,007)

Cash flows from financing activities
Proceeds from issuance of preferred stock	160,000	—
Costs related to issuance of preferred stock	(6,902)	—
Increase in obligation to return collateral under securities lending program	303,288	1,627,011
Dividends paid	(193,600)	(3,500)

Net cash provided by financing activities	262,786	1,623,511

Net decrease in cash and cash equivalents	(20,530)	(1,656)
Cash and cash equivalents, beginning of period	35,664	3,084

Cash and cash equivalents, end of period	$15,134	$1,428

See accompanying notes to the unaudited consolidated financial statements.

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements

1. Basis of presentation and summary of significant accounting policies

Nature of business

NYMEX Holdings, Inc. (“NYMEX Holdings”) was incorporated in 2000 as a stock corporation in Delaware, and is the successor to the New York Mercantile Exchange. The two principal operating subsidiaries of NYMEX Holdings are New York Mercantile Exchange, Inc. (“NYMEX Exchange” or “NYMEX Division”) and Commodity Exchange, Inc. (“COMEX” or “COMEX Division”), which is a wholly-owned subsidiary of NYMEX Exchange. Where appropriate, each division will be discussed separately, and collectively will be referred to as the “Exchange.” When discussing NYMEX Holdings together with its subsidiaries, reference is being made to the “Company.”

In August 2004, NYMEX Europe Exchange Holdings Limited (“Europe Holdings”) was established as a private limited company incorporated under the laws of England and Wales and is a wholly-owned subsidiary of NYMEX Holdings. In March 2005, NYMEX Europe Limited (“Europe Limited”) was incorporated under the laws of England and Wales as an operating and wholly-owned subsidiary of Europe Holdings. Where appropriate, each European subsidiary will be discussed separately, and collectively will be referred to as the “Europe Exchange.” Europe Exchange is an independent UK-based exchange located in London, England. All trades executed on Europe Exchange are cleared through the Company’s clearinghouse in New York. Europe Exchange commenced operations in September 2005. In June 2006, Europe Exchange ceased its floor trading operations to focus exclusively on electronic trading.

In June 2005, the Company and Tatweer Dubai LLC, a subsidiary of Dubai Holding LLC, entered into a joint venture to develop the Middle East’s first energy futures exchange. As part of this venture, DME Holdings Limited (“DME Holdings”), which is jointly owned by the Company and Tatweer Dubai LLC, was incorporated as a limited company under the laws of Bermuda. DME Holdings is the sole owner of Dubai Mercantile Exchange Limited (the “DME”), a limited liability company formed under the laws of the Dubai International Financial Centre (“DIFC”), a financial free zone designed to promote financial services within the United Arab Emirates. It is expected that the DME will initially offer sour crude and fuel oil products for trading. The DME will be regulated by the Dubai Financial Services Authority, a regulatory body established within the DIFC. The Company anticipates that the DME will commence trading in the fourth quarter of 2006.

In March 2006, the stockholders of the Company approved a stock purchase agreement (the “GA Agreement”) with General Atlantic Partners 82, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG (collectively “General Atlantic”) whereby General Atlantic acquired a 10% equity interest in NYMEX Holdings. The GA Agreement valued NYMEX Holdings’ equity at $1.6 billion, without giving effect to the value of the separate NYMEX Exchange trading rights. General Atlantic did not acquire any trading rights, all of which remained with the owners of Class A memberships in NYMEX Exchange.

The Company exists principally to provide facilities to buy, sell and clear energy and precious and base metals commodities for future delivery under rules intended to protect the interests of market participants. The Company itself does not own commodities, trade for its own account, or

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

otherwise engage in market activities. The Company provides the physical facilities necessary to conduct an open outcry auction market, electronic trading systems, systems for the matching and clearing of trades executed on the Exchange, and systems for the clearing of certain bilateral trades executed off-exchange in the over-the-counter (“OTC”) market. These services facilitate price discovery, hedging and liquidity in the energy and metals markets. The Company believes that market participants choose to trade on centralized markets such as the Exchange because of the liquidity those markets help to provide and because those markets perform an important price discovery function. The liquidity that the Exchange and other centralized markets offer is achieved in large part because the traded contracts have standardized terms and the Company’s clearinghouse mitigates counterparty performance risk. Transactions executed on the Exchange mitigate the risk of counter-party default because the Company’s clearinghouse acts as the counter-party to every trade. To manage the risk of financial nonperformance, the Exchange requires members to post margin. Trading on the Exchange is regulated by the Commodity Futures Trading Commission. Trading on the Europe Exchange is regulated by the UK’s Financial Services Authority.

Significant accounting policies

The Company’s significant accounting policies are described in the notes of the December 31, 2005 audited consolidated financial statements included in its Annual Report on Form 10-K.

Earnings per share

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings per Share, and Emerging Issues Task Force (“EITF”) Topic 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128. EITF 03-06 clarifies the use of the two-class method of calculating earnings per share as originally prescribed in SFAS No. 128 (see Note 10).

Basis of presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of NYMEX Holdings and its wholly-owned subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles. The Company consolidates any investment in a variable interest entity for which the Company is the primary beneficiary. Investments in unconsolidated entities representing ownership of at least 20% but less than 50% are accounted for under the equity method. All significant intercompany transactions and balances have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements reflect all adjustments which are, in the opinion of the Company’s management, necessary to a fair statement of the results for the periods presented.

Certain reclassifications have been made to the unaudited condensed consolidated financial statements to conform to the current presentation. The three- and six-month periods ended June 30, 2006 and 2005 report interest income from securities lending and interest expense from securities lending as separate components of the Company’s net revenues. A reclassification was made to the prior year periods to conform to the current presentation. Interest income from securities lending was previously presented net of related interest expense in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2005.

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in Item 15(a) of NYMEX Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005.

Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating FIN No. 48 and the potential effect it will have on its results of operations and financial position.

2. Securities lending

In 2005, the Company entered into an agreement with JPMorgan Chase & Co. (“JPMorgan”) to participate in a securities lending program. Under this program, JPMorgan, as agent, lends on an overnight basis, a portion of the clearing members’ securities on deposit in the Company’s margin deposits and guaranty fund to third parties in return for cash collateral. JPMorgan, in turn, invests the cash collateral overnight in various investments on behalf of the Company in accordance with the Company’s internal investment guidelines. Interest expense is then paid to the third party for the cash collateral the Company controlled during the transaction, and a fee is paid to JPMorgan for administering the transaction. The fee paid to JPMorgan is recorded in general and administrative expenses on the Company’s condensed consolidated statements of income. At June 30, 2006, the fair value of the securities on loan was approximately $2.6 billion.

3. Collateralization

In connection with reverse repurchase agreements, the Company receives collateral that is held in custody by the Company’s banks. The Company accepted collateral in the form of U.S. Treasury bills that it is permitted by contract or industry practice to sell or re-pledge. The fair value of such collateral at June 30, 2006 and December 31, 2005 was $4.8 million and $6.9 million, respectively.

4. Allowance for doubtful accounts and credits

Clearing and transaction fees receivable are carried net of allowances for member credits, which are based upon expected billing adjustments. Allowances for member credits were $509,000 and $385,000 at June 30, 2006 and December 31, 2005, respectively. The Company believes the allowances are adequate to cover member credits. The Company also believes the likelihood of incurring material losses due to non-collectibility is remote and, therefore, no allowance for doubtful accounts is necessary.

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

An allowance for doubtful accounts was established for market data accounts receivable to cover potential non-collectible vendor receivables as well as adjustments by the market data vendor customers. This allowance was $116,000 and $78,000 at June 30, 2006 and December 31, 2005, respectively, which the Company believes is sufficient to cover potential bad debts and subsequent credits. At June 30, 2006, the combined amounts due from vendors with the ten highest receivable balances represented 93% of the total accounts receivable balance. Accounts receivable for market data revenues are included in other current assets on the Company’s condensed consolidated balance sheets.

Other revenues consist of rental income from tenants leasing space in the Company’s headquarters building, compliance fines assessed for violation of trading rules and procedures, fees charged to members for the use of telephone equipment and trading booths provided by the Company, fees charged for access to the NYMEX ACCESS® electronic trading system and other miscellaneous revenues. Other revenues are recognized on an accrual basis in the period during which the Company derives economic value, with the exception of compliance fines, which are recognized when cash is received. The Company has established a reserve for non-collectible receivables of other revenues in the amount of $554,000 and $512,000 at June 30, 2006 and December 31, 2005, respectively, and believes the amount is sufficient to cover potential bad debts and subsequent credits. Accounts receivable for other revenues are included in other current assets on the Company’s condensed consolidated balance sheets.

5. Margin deposits and guaranty funds

The Company is required, under the Commodity Exchange Act, to maintain separate accounts for cash and securities that are deposited by clearing members, at banks approved by the Company, as margin for house and customer accounts. These margin deposits are used by members to meet their obligations to the Company for margin requirements on open futures and options positions, as well as delivery obligations.

Each clearing member firm is required to maintain a security deposit, in the form of cash or U.S. Treasury securities with a maturity of ten years or less or money market mutual funds, of a minimum of $2.0 million in a fund known as a guaranty fund (the “Guaranty Fund”). The Guaranty Fund may be used for any loss sustained by the Company as a result of the failure of a clearing member to discharge its obligations on the NYMEX Division or COMEX Division. Although there is one Guaranty Fund for both divisions, separate contribution amounts are calculated for each division.

Every member and non-member executing transactions on the Company’s divisions must be guaranteed by a clearing member and clear their transactions through the Company’s clearinghouse. This requirement also applies to transactions conducted outside of the Exchange which clear through NYMEX ClearPort® Clearing. Clearing members of the NYMEX Division and COMEX Division require their customers to maintain deposits in accordance with Company margin requirements. Margin deposits and Guaranty Funds are posted by clearing members with the Company’s clearinghouse. In the event of a clearing member default, the Company satisfies the clearing member’s obligations on the underlying contract by drawing on the defaulting clearing member’s Guaranty Funds. If those resources are insufficient, the Company may fund the

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

obligations from its own financial resources or draw on Guaranty Funds posted by non-defaulting clearing members. The Company also maintains a $115 million default insurance policy. This insurance coverage is available to protect the Company and clearing members in the event that a default in excess of $200 million occurs.

The Company is entitled to earn interest on cash balances posted as margin deposits and Guaranty Funds. Such balances are included in the Company’s condensed consolidated balance sheets, and are generally invested overnight in securities purchased under agreements to resell.

The following table sets forth margin deposits and Guaranty Fund balances held by the Company on behalf of clearing members at June 30, 2006 and December 31, 2005 (in thousands):

	June 30, 2006			December 31, 2005
	Margin Deposits	Guaranty Funds	Total Funds	Margin Deposits	Guaranty Funds	Total Funds

Cash and securities earning interest for NYMEX Holdings
Cash	$3,534	$—	$3,534	$14	$—	$14

Securities held for resale	27,460	2,290	29,750	88,031	4,510	92,541

Total cash and securities	30,994	2,290	33,284	88,045	4,510	92,555
Cash and securities earning interest for members
Money market funds	4,919,050	54,251	4,973,301	4,535,750	—	4,535,750
U.S. Treasuries	14,594,198	181,616	14,775,814	11,513,902	142,866	11,656,768
Letters of credit	2,096,765	—	2,096,765	2,091,909	—	2,091,909

Total cash and securities	21,610,013	235,867	21,845,880	18,141,561	142,866	18,284,427

Total funds	$21,641,007	$238,157	$21,879,164	$18,229,606	$147,376	$18,376,982

6. Long-term debt

The Company issued long-term debt totaling $100 million during 1996 and 1997 to provide completion financing for the Company’s trading facility and headquarters. This issuance contained three series, each with different maturities, interest rates and repayment schedules. Series A notes require annual principal repayments from 2001 to 2010, and a final payment of principal in 2011. Series B notes require annual principal repayments from 2011 to 2020, and a final payment of principal in 2021. Series C notes require annual principal repayments from 2022 to 2025, and a final payment of principal in 2026. The notes represent senior unsecured obligations of the Company and are not secured by the facility, the Company’s interest therein,

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

or any other collateral. The notes are subject to a prepayment penalty in the event they are paid off prior to their scheduled maturities. The Company believes that any economic benefit derived from early redemption of these notes would be offset by the redemption penalty. These notes place certain limitations on the Company’s ability to incur additional indebtedness. At June 30, 2006 and December 31, 2005, the notes payable balance, including the current portion, was $85.9 million. At June 30, 2006, the fair value of the notes was approximately $103.9 million.

7. Stock purchase agreement

On March 13, 2006, a special meeting of the stockholders of the Company was held. At that time, the stockholders approved and adopted an amended and restated certificate of incorporation, amended and restated bylaws and a merger with NYMEX Merger Sub, Inc., a newly-formed Delaware corporation and a wholly-owned subsidiary of NYMEX Holdings (“Merger Sub”). These actions, along with the adoption of an amended and restated certificate of incorporation and amended and restated bylaws of NYMEX Exchange, revised NYMEX Holdings’ capital structure in order to sell equity to General Atlantic Partners 82, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG (collectively “General Atlantic”) pursuant to a previously-disclosed stock purchase agreement (as amended, the “GA Agreement”). The GA Agreement valued NYMEX Holdings’ equity at $1.6 billion, without giving effect to the value of the separate NYMEX Exchange trading rights. General Atlantic did not acquire any trading rights, all of which remained with the owners of Class A memberships in NYMEX Exchange.

On March 14, 2006, pursuant to the terms and conditions of the GA Agreement, the Company issued and sold an aggregate of 8,160,000 shares of its newly-created Series A Cumulative Redeemable Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”), to General Atlantic for an aggregate purchase price of $160 million in cash and an additional $10 million which will be paid on the closing date of the IPO if the IPO occurs in 2006 which values NYMEX Holdings’ equity at $2 billion or greater. The Preferred Stock represented 10% of NYMEX Holdings’ outstanding capital stock immediately following its issuance.

The merger

To facilitate the GA Agreement, Merger Sub merged with and into NYMEX Holdings which was the surviving corporation. Merger Sub was formed solely for the purpose of effecting the merger and had no operating history and nominal assets, liabilities and capitalization.

NYMEX Holdings is the parent company of, and holds the sole outstanding Class B membership in, NYMEX Exchange. The Class B membership in NYMEX Exchange holds all voting and economic rights in NYMEX Exchange, except for the open outcry trading protections granted to the owners of Class A memberships in NYMEX Exchange. Class A memberships in NYMEX Exchange are trading rights but are not entitled to any voting or economic rights in NYMEX Exchange, except for the open outcry trading protections granted to the owners of Class A memberships in NYMEX Exchange. Previously, the common stock of NYMEX Holdings and the corresponding Class A membership interest in NYMEX Exchange were “stapled” together and, therefore, were only

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

permitted to be transferred jointly. Upon consummation of the GA Agreement, the common stock of NYMEX Holdings was “de-stapled” from the Class A membership interests in NYMEX Exchange.

Conversion of shares

Each of the original 816 shares of NYMEX Holdings common stock issued and outstanding immediately prior to the merger were automatically converted into the right to receive 90,000 shares of the common stock of NYMEX Holdings. The 90,000 shares were comprised of 30,000 shares of Series A-1 Common Stock; 30,000 shares of Series A-2 Common Stock; and 30,000 shares of Series A-3 Common Stock. Total authorized shares of common stock are 81,600,000 shares which consist of the 73,440,000 issued shares of Series A-1, Series A-2 and Series A-3 common stock and 8,160,000 shares reserved for issuance upon conversion of the Preferred Stock. Upon conversion, the Preferred Stock will no longer be outstanding or available for issuance. In addition, the sole share of common stock of Merger Sub held by NYMEX Holdings was cancelled.

Use of proceeds

The gross proceeds from the GA Agreement were distributed to NYMEX Holdings’ stockholders in the form of an extraordinary cash distribution (the “Special Dividend”). Accordingly, each stockholder received approximately $196,078 per share on a pre-merger basis or approximately $2.18 per share on a post-merger basis. In the event that the additional $10 million is paid by General Atlantic on the closing date of the IPO, the $10 million will also be distributed in the form of an extraordinary cash distribution to NYMEX Holdings’ stockholders of record as of March 13, 2006, the day immediately prior to the closing of the GA Agreement (the “Additional Dividend”). Each such stockholder would receive approximately $12,255 per share on a pre-merger basis or approximately $0.14 per share on a post-merger basis. General Atlantic did not participate in the Special Dividend and will not participate in the Additional Dividend, if any.

Series A cumulative redeemable convertible preferred stock

Pursuant to the terms and conditions of the Preferred Stock:

•	the holders of the Preferred Stock are entitled to vote, on an as-if converted basis, on all matters entitled to be voted on by holders of shares of common stock voting together as a single class with the common stock;

•

so long as General Atlantic owns at least 80% of the number of shares of Preferred Stock initially acquired by it (including for purposes of this calculation the shares of NYMEX Holdings common stock issued or issuable upon conversion of the Preferred Stock), then (i) prior to the IPO, General Atlantic, voting as a separate class, will be entitled to designate and elect one director of NYMEX Holdings and NYMEX Exchange, and (ii) following the IPO, General Atlantic will be entitled to designate, and the Company’s board of directors will nominate and unanimously recommend that its stockholders elect, one director of NYMEX Holdings and NYMEX Exchange, and in each case, such individual must be a managing director of General Atlantic LLC. In addition, so long as General Atlantic owns at least 80% of the number of shares of Preferred Stock initially acquired by it (including for purposes of this calculation the shares of NYMEX Holdings common stock issued or issuable upon conversion of the Preferred

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

Stock), then General Atlantic will be entitled to designate one non-voting observer to the boards of directors who must be reasonably acceptable to the Company. This right is particular to General Atlantic (or its affiliates) and is not transferable to any other person who purchases the Preferred Stock from General Atlantic, which may only occur subject to the transfer provisions described below;

•	the holders of Preferred Stock are entitled to receive, on an as-if converted basis, all dividends or other distributions made to the holders of shares of common stock, but the holders of Preferred Stock did not participate in the Special Dividend nor will they participate in the Additional Dividend, if any;

•	if the Company consummates the IPO on or prior to June 30, 2008, then no mandatory cash dividends will be payable or paid with respect to the shares of Preferred Stock;

•	if the Company has not consummated the IPO on or prior to June 30, 2008, all accrued and unpaid dividends from the closing date will be paid by the Company in cash, or at the option of the Company, by appropriately increasing the number of shares of common stock into which the Preferred Stock is convertible (the “Stock Election”), to the holders of the Preferred Stock no later than September 30, 2008, at an annual rate of 5.5%. In addition, at the end of each quarter following June 30, 2008, the Company will pay, in cash, dividends on the Preferred Stock at an annual rate of 5.5%;

•	if by the fifth anniversary of the closing of the GA Agreement the Company has not consummated the IPO or a sale, merger or other business combination, then the holders of the majority of the shares of the Preferred Stock will have the right to cause the Company to redeem all of the shares of Preferred Stock at the original purchase price, plus accrued and unpaid dividends. This redemption payment will be payable over three years with interest at the annual rate of 5%, although the Company would have the right to prepay it at any time with no prepayment penalty; and

•	prior to the IPO and so long as General Atlantic owns at least 80% of the number of shares of Preferred Stock initially acquired by it (including the shares of common stock issued or issuable upon conversion of the Preferred Stock), certain major actions may not be undertaken without the consent of General Atlantic, such as:

a. any sale, merger or other business combination of NYMEX Holdings which constitutes a change of control, unless (a) the consideration is cash or stock which is listed and freely tradable without restriction on the New York Stock Exchange or The NASDAQ Stock Market and (b) the aggregate proceeds to the holders of Preferred Stock are greater than $272,000,000 (which is 1.7 times General Atlantic’s original purchase price);

b. the issuance of any shares of capital stock of NYMEX Holdings ranking senior or on parity with the Preferred Stock;

c. the creation, incurrence, issuance, assumption or guarantee of any indebtedness if the Company’s ratio of consolidated indebtedness to its earnings before interest, taxes, depreciation and amortization, generally referred to as EBITDA, would exceed 2:1 on a pro forma basis;

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

d. any change in the size of the board of directors or any creation or change in the size of any committee of the board of directors;

e. any amendment, modification or restatement of (i) the terms of the Preferred Stock (whether by merger, consolidation, business combination or otherwise), (ii) the NYMEX Holdings certificate of incorporation, or (iii) the certificate of incorporation or bylaws of NYMEX Exchange, in the case of clauses (ii) or (iii), only in the event of an adverse affect on the rights, preferences, qualifications, limitations or restrictions of the Preferred Stock (whether by merger, consolidation, business combination or otherwise); and

f. the redemption of any shares of capital stock of NYMEX Holdings or any subsidiary or common stock equivalents.

•	each share of the Preferred Stock is convertible, at the option of the holder, into one share of common stock, subject to adjustment for the Stock Election and in the event that NYMEX Holdings sells shares of stock prior to the IPO at a price less than that paid by General Atlantic. Additionally, upon the consummation of the IPO, all of the shares of Preferred Stock will automatically convert into an equivalent number of shares of common stock, subject to adjustment as described above. Once converted into common stock, such shares of Preferred Stock will no longer be outstanding or available for issuance; and

•	Upon the occurrence or consummation of one of the following events: a liquidation; a winding up; a dissolution; a sale; a merger or other business combination of NYMEX Holdings; or a sale of all or substantially all of its assets (an “Event”), holders of the Preferred Stock will be paid for each share of Preferred Stock held thereby, before any payment or distribution is made to any common stock or preferred stock that does not rank equally with or senior to the Preferred Stock. The amount shall be equal to the greater of (i) $160,000,000 for the 8,160,000 shares of the Preferred Stock plus accrued and unpaid dividends or (ii) the aggregate amount payable upon the occurrence of an Event with respect to the number of shares of common stock into which such share of Preferred Stock is convertible immediately prior to such an Event.

Transfer restrictions

To avoid creating an accidental illiquid market in NYMEX Holdings’ common stock following the “de-stapling,” new restrictions were imposed upon the transfer of NYMEX Holdings’ common stock that will be in effect until the IPO is conducted. Currently, the shares of Series A-1, Series A-2 and Series A-3 Common Stock are transferable only to (i) an owner of one or more Class A memberships issued by NYMEX Exchange, (ii) an owner of one or more shares of NYMEX Holdings’ common stock or (iii) General Atlantic, provided that General Atlantic is not permitted to acquire shares of NYMEX Holdings’ common stock from other stockholders unless no other stockholder or owner of a Class A membership offers to purchase such shares and, provided further that General Atlantic has agreed that its ownership will be limited to a maximum of 20% of NYMEX Holdings’ voting power. Certain limited exceptions to these transfer restrictions, such as permitted transfers to a spouse, child or trust, are set forth in Article 5(e) of the Amended and Restated Certificate of Incorporation of NYMEX Holdings.

In the event NYMEX Holdings does conduct the IPO, additional restrictions upon the transfer of its common stock are intended to create an orderly market in NYMEX Holdings common stock.

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

The shares of common stock that are currently issued will not be transferable after the IPO during Restricted Periods. These restrictions are similar to customary underwriter lock-ups in initial public offerings. The term “Restricted Period” means each of the periods commencing on the date of the IPO and ending:

(i) with respect to Series A-1 Common Stock, 180 days thereafter;

(ii) with respect to Series A-2 Common Stock, 360 days thereafter; and

(iii) with respect to Series A-3 Common Stock, 540 days thereafter.

None of the currently outstanding shares of common stock will be subject to restrictions on transfer as of the 540th day after the IPO. Immediately following the expiration of the relevant Restricted Period, the applicable shares of common stock will automatically convert, without any action by the holder, into the same number of shares of common stock which do not have transfer restrictions.

General Atlantic has agreed to the same lock-up provisions as part of the Registration Rights Agreement, which will also be imposed on any transferee of General Atlantic’s shares.

Additionally, no stockholder will be permitted to acquire shares of NYMEX Holdings voting stock which would cause such stockholder to beneficially own more than a maximum of 10% of NYMEX Holdings’ voting power, other than General Atlantic which will be limited to a maximum of 20%.

Composition of board of directors

The board of directors of NYMEX Holdings and NYMEX Exchange consisted of twenty-five directors at March 31, 2006. In accordance with the GA Agreement, the annual meeting of stockholders was held on May 1, 2006 at which time the board of directors was reduced from twenty-five to fifteen directors. Additionally, the entire board of directors will be elected annually each May.

8. Cumulative redeemable convertible preferred stock

The Preferred Stock issued in connection with the GA Agreement has a redemption feature that subjected it to an analysis of equity versus liability in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Preferred Stock embodies a conditional obligation to redeem the instrument upon events not certain to occur and accordingly is not classified as a liability until such event is certain to occur. The condition is that by the fifth anniversary of the closing of the GA Agreement the Company has not consummated the IPO or a sale, merger or other business combination.

In accordance with EITF Topic No. D-98, Classification and Measurement of Redeemable Securities, a company that issues preferred shares that are conditionally redeemable is required to account for the securities in accordance with Accounting Series Release No. 268, Presentation in Financial Statements of Redeemable Preferred Stocks, which states that the shares are to be recorded on the company’s balance sheet between total liabilities and stockholders’ equity as a

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

temporary equity item. The amount in temporary equity is the proceeds from the sale of the Preferred Stock, net of issuance costs of $6.9 million. In addition, dividends on the Preferred Stock and accretions of the issuance costs (both charges to retained earnings) are added to arrive at the balance at June 30, 2006.

9. Consolidated statements of stockholders’ (deficit) equity

Prior to the Company’s demutualization in November 2000, earnings and paid-in-capital were combined and reported in Members’ Equity on its consolidated financial statements. At the date of demutualization, the balance in Members’ Equity was transferred to Additional Paid-in-Capital. Subsequent to demutualization, earnings are being reported in Retained Earnings on the Company’s condensed consolidated statements of stockholders’ equity.

On March 21, 2006, the board of directors of the Company distributed a special cash dividend of $160 million, previously declared on March 6, 2006, to stockholders of record as of March 13, 2006 in connection with the GA Agreement (see Note 7). On the date of declaration, the balance in Retained Earnings was not sufficient to absorb the dividend due to the classification of the proceeds from the GA Agreement as a temporary equity item (see Note 8). As such, the balance in Additional Paid-in-Capital was reduced to zero and the remainder of the $160 million dividend was a reduction to Retained Earnings. This resulted in a deficit in Retained Earnings as well as Total Stockholders’ Equity at March 31, 2006 and June 30, 2006. If the Preferred Stock (see Note 8) is converted into common stock, which could occur, in accordance with the GA Agreement, at the option of the holder or automatically in the event of an initial public offering by the Company, the balance in temporary equity would be transferred to permanent equity as an increase to Additional Paid-in-Capital.

10. Earnings per share

The Company calculates earnings per share in accordance with SFAS No. 128, Earnings per Share, and EITF Topic 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128. EITF 03-06 clarifies the use of the two-class method of calculating earnings per share as originally prescribed in SFAS No. 128.

During the period, the Company had 8,160,000 shares of convertible preferred stock outstanding which were convertible into an equal amount of common stock (see Note 7). The Preferred Stock is considered to be a participating security under SFAS No. 128 because the holders of such securities are entitled to receive all dividends or other distributions made to the holders of shares of common stock. EITF 03-06 requires that participating securities be included in the computation of basic earnings per share using the two-class method, if the effect would be dilutive to earnings per share. Earnings available to common stockholders is calculated by subtracting from net income the dividends on preferred shares and the accretion of the preferred stock issuance costs. Basic earnings per share is earnings available to common stockholders divided by the weighted average number of common shares outstanding during the period.

Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

calculates diluted earnings per share using the “if-converted” method. Under this method, the dividends on preferred shares and the accretion of the preferred stock issuance costs are added back to earnings available to common stockholders to arrive at the numerator. The weighted average of the preferred stock outstanding is added to the weighted average common shares outstanding to arrive at the denominator. If the effect of the if-converted method is anti-dilutive, the effect on diluted earnings per share of the Preferred Stock is disregarded.

The following is a reconciliation of the Company’s net income and weighted average shares for calculating basic and diluted earnings per share (in thousands, except for share data):

	Six Months Ended June 30,
	2006	2005

Net income	$71,766	$28,049
Less: Accrued preferred stock dividends	2,622	—
Accretion of preferred stock issuance costs	410	—

Earnings available to common stockholders	$68,734	$28,049

Weighted average common shares outstanding	44,227,000	816
Participating securities—convertible preferred stock	4,914,000	—

Weighted average common shares outstanding—basic and dilutive	49,141,000	816

Basic and diluted earnings per share	$1.40	$34,374

Proforma weighted average common shares outstanding and earnings per share, retroactively adjusted to reflect the 90,000-for-1 recapitalization on March 14, 2006 (unaudited):
Weighted average common shares outstanding	73,440,000	73,440,000
Participating securities—convertible preferred stock	4,914,000	—

Weighted average common shares outstanding—basic and dilutive	78,354,000	73,440,000
Basic and diluted earnings per share	$0.88	$0.38

The calculation of diluted earnings per share results in an anti-dilutive effect and, therefore, diluted earnings per share is the same as basic earnings per share.

11. Direct Transaction Costs

The Company incurs various costs to support its trading floor and clearinghouse. These costs include fees paid to third-party brokers for submitting individually negotiated off-exchange trades to the Exchange for the clearing of specified products. These costs also include license and royalty fees paid to third-party vendors for the use of their settlement prices, as well as trading floor supplies needed for the Company’s open outcry venue. These costs are recorded in general and administrative expenses on the condensed consolidated statements of income. During the three- and six-month periods ended June 30, 2006, these costs totaled $8.0 million and $14.9 million, respectively, compared to $8.8 million and $12.2 million in the comparative prior year periods.

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

12. Members’ retirement plan and benefits

The Company maintains a retirement and benefit plan under the COMEX Members’ Recognition and Retention Plan (“MRRP”). This plan provides benefits to certain members of the COMEX Division based on long-term membership, and participation is limited to individuals who were COMEX Division members prior to the Company’s acquisition of COMEX in 1994. No new participants were permitted into the plan after the date of the acquisition. The annual benefit payments are $12,500 ($2,000 for options members) for ten years for vested participants. Under the terms of the COMEX merger agreement, the Company is required to fund the plan with a minimum annual contribution of $400,000 until it is fully funded. The Company funded the plan by $800,000 in 2005 and expects to do so in 2006. Based on continued funding of $800,000 per year, and certain actuarial assumptions, the Company expects the plan to be fully funded in 2019. The annual contribution may be reduced if actuarial assumptions indicate that full funding can be achieved without making the entire funding contributions indicated above. Corporate contributions are charged against current operations. All benefits to be paid under the COMEX MRRP shall be based upon reasonable actuarial assumptions which, in turn, are based upon the amounts that are available and are expected to be available to pay benefits, except that the benefits paid to any individual will not exceed the amounts stated above. Quarterly distributions from the COMEX MRRP began in the second quarter of 2002. Subject to the foregoing, the board of directors of the Company reserves the right to amend or terminate the COMEX MRRP upon an affirmative vote of 60% of the eligible COMEX Division plan participants.

13. Postretirement benefits other than pensions

The Company’s postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in its postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, and changes in asset levels. The Company provides certain health care and life insurance benefit plans for qualifying retired employees. Substantially all of the Company’s employees may become eligible for these benefits if they reach specified age and years of service criteria while working for the Company. The benefits are provided through certain insurance companies. The Company expects to fund its share of such benefit costs principally on a pay-as-you-go basis.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) became law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. In accordance with FASB Staff Position No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the Company elected to defer recognition of the effects of the Act in any measures of the benefit obligation or cost. In May 2004, the FASB issued Staff Position No. 106-2 (“FAS No. 106-2”) under the same title. FAS No. 106-2 provides guidance on accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees. The Company has

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

concluded that it will likely not be eligible to receive a subsidy. Therefore, the Act is not expected to have a material effect on the Company’s consolidated results of operations, financial position or cash flows. The measurement date used to determine postretirement benefit measures for the postretirement benefit plan is December 31 of each year.

Accrued postretirement benefit costs are included in other non-current liabilities in the condensed consolidated balance sheets. The accrued postretirement obligations recorded in the balance sheet at June 30, 2006 and December 31, 2005 exceed the amount of the accumulated obligations.

The net periodic postretirement benefit cost consists of the following (in thousands):

	Six Months Ended June 30,
	2006	2005

Service costs	$218	$176
Interest costs	230	176
Amortization of prior service costs	(28)	(28)
Amortization of net (gain) loss	44	12
Total net periodic postretirement benefit cost	$464	$336

14. Joint venture

FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“FIN No. 46”) and its amendment FIN No. 46(R) (revised December 2003) provides guidance for determining when an entity should consolidate another entity that meets the definition of a variable interest entity. Special purpose entities and other types of entities are assessed for consolidation under this guidance. A variable interest entity is required to be consolidated if the Company will absorb a majority of the expected losses, will receive a majority of the expected residual returns, or both. An entity that consolidates a variable interest entity is called the primary beneficiary.

As disclosed in Note 1 to the condensed consolidated financial statements, the Company has entered into a joint venture agreement with Tatweer Dubai LLC to form DME Holdings. The Company owns 50% of DME Holdings and shares in 50% of the profits and 35.7% of the losses. The Company will be required to contribute capital to the joint venture in an aggregate amount of $9.8 million over a five-year period, contingent upon the DME’s achievement of certain agreed upon performance targets. The Company’s maximum exposure to a loss from the joint venture is limited to its capital commitment, which at June 30, 2006 was approximately $8.5 million, comprised of the total capital commitment of $9.8 million less approximately $1.3 million of losses incurred inception to date. During 2005, the Company made an initial capital contribution of $2.5 million and in the first quarter of 2006 made a second capital contribution of $2.5 million to the joint venture. The Company accounts for its investment under the equity method of accounting whereby its investment is adjusted by any gain or loss it recognizes from the joint venture. For the three- and six-month periods ended June 30, 2006, the Company incurred losses of approximately $0.3 million and $0.7 million, respectively, which is recorded in other expenses

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

on the condensed consolidated statements of income. Although the Company believes that DME Holdings is a variable interest entity, it does not believe that it is the primary beneficiary and, therefore, did not consolidate DME Holdings in its results of operations.

15. Lease termination costs

The Company leased 17,000 square feet of space at 22 Cortlandt Street in New York, New York. During the first quarter of 2006, the Company negotiated with the landlord for an early termination of the lease. In accordance with FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“FAS No. 146”), the Company recorded a charge of $1.8 million in the first quarter of 2006 for the estimated amount to be paid. The charge was recorded in occupancy and equipment on the Company’s condensed consolidated statements of income for the quarter ended March 31, 2006. In June 2006, the Company paid the landlord the negotiated lease buy-out amount which thereby terminated its obligation under the lease agreement.

The following tables summarize the activity related to the lease termination in accordance with FAS No. 146 (in thousands):

	Lease Termination Costs		Lease Termination Costs

Total expected to be incurred	$1,800	Liability at January 1, 2006	$—

Charges:		Charges	1,800
Quarter ended March 31, 2006	$1,800	Payments	—

Quarter ended June 30, 2006	—	Liability at March 31, 2006	$1,800

Cumulative charges incurred as of June 30, 2006	$1,800	Charges	—

		Payments	(1,800)

		Liability at June 30, 2006	$—

In June 2006, the Company ceased its floor trading operations of Europe Exchange. In connection with this, the Company incurred lease termination costs during the first and second quarters of 2006 on various operating leases it had contracted to support its floor trading operations.

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

The following tables summarize the activity related to the various Europe Exchange lease terminations in accordance with FAS No. 146 (in thousands):

	Lease Termination Costs		Lease Termination Costs

Total expected to be incurred	$1,556	Liability at January 1, 2006	$—

Charges:		Charges	225
Quarter ended March 31, 2006	225	Payments	—

Quarter ended June 30, 2006	1,331	Liability at March 31, 2006	$225

Cumulative charges incurred as of June 30, 2006	$1,556	Charges	1,331

		Payments	(108)

		Liability at June 30, 2006	$1,448

16. Supplemental disclosures of cash flow information

Supplemental disclosures of cash flow information for the six months ended June 30, 2006 and 2005 are as follows:

	Six Months Ended June 30,
(in thousands)	2006	2005

Cash paid for:
Interest	$61,678	$22,188

Income taxes	$53,759	$26,970

Non-cash investing and financing activities:
Unrealized gain on available-for-sale securities	$738	$—

Issuance of common stock	$734	$—

Cumulative redeemable convertible preferred stock dividends and amortization of issue costs	$3,032	$—

17. Segment reporting

The Company considers operating results for two business segments: Open Outcry and Electronic Trading and Clearing. Open Outcry is the trading and clearing of NYMEX Division and COMEX Division futures and options contracts on the trading floors of the Exchange. In addition, Open Outcry includes the trading and clearing of Europe Limited futures contracts on the trading floor of the Company’s London subsidiary which, as disclosed in Note 1, ceased its floor trading operations in June 2006. Electronic Trading and Clearing consists of NYMEX ACCESS®, NYMEX ClearPort® Trading, NYMEX ClearPort® Clearing and the trading of products on the CME Globex™ electronic trading platform. The Corporate/Other column represents income earned on the Company’s securities lending activities and investments net of fees, interest expense incurred on

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

its obligations, fees incurred on its securities lending activities and any gains and losses incurred on its other investments including the DME joint venture. The Company reports revenue on a segment basis. Total revenues presented for each segment include clearing and transaction fees related to such segment and a pro rated portion of market data fees. Other revenues are attributed entirely to Open Outcry. Depreciation and amortization and other operating expenses (excluding interest, securities lending fees, bank fees and losses from other investments) are allocated based on the proportion of total revenues attributed to each segment. The prior year segment information has been reclassified to reflect this methodology of reporting each segment.

Financial information relating to these business segments is set forth below (in thousands):

	Six Months Ended June 30, 2006				Six Months Ended June 30, 2005
	Open Outcry	Electronic Trading & Clearing	Corporate / Other	Total	Open Outcry	Electronic Trading & Clearing	Corporate / Other	Total

Net revenues	$129,632	$104,553	$4,971	$239,156	$104,621	$46,994	$3,568	$155,183
Depreciation and amortization	4,566	3,682	—	8,248	5,595	2,513	—	8,108
Other operating expenses	52,685	42,492	4,677	99,854	63,601	28,568	3,918	96,087

Income (loss) before provision (benefit) for income taxes	72,381	58,379	294	131,054	35,425	15,913	(350)	50,988
Provision (benefit) for income taxes	32,745	26,410	133	59,288	15,937	7,159	(157)	22,939

Net income (loss)	$39,636	$31,969	$161	$71,766	$19,488	$8,754	$(193)	$28,049

The Company does not account for, and does not report to management, its assets (other than goodwill and other intangible assets for SFAS No. 142 reporting purposes) or capital expenditures by business segment. Foreign source revenues and long-lived assets located in foreign countries are not material to the consolidated results of operations and financial position of the Company and are, therefore, not disclosed separately.

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

18. Commitments and contingencies

Contractual obligations

In connection with its operating activities, the Company enters into certain contractual obligations. The Company’s material contractual cash obligations include long-term debt, services agreements, operating leases, a capital lease and other contracts. A summary of the Company’s minimum required future cash payments associated with its contractual cash obligations outstanding as of June 30, 2006, as well as an estimate of the timing in which these commitments are expected to expire, are set forth in the following table:

	Payments Due by Period
(in thousands)	2006	2007	2008	2009	2010	Thereafter	Total

Contractual Obligations
Long-term debt principal	$2,817	$2,817	$2,817	$2,817	$2,817	$71,830	$85,915
Long-term debt interest	3,313	6,416	6,205	5,994	5,783	41,786	69,497
Services agreements¹	5,408	9,250	10,080	10,270	11,571	30,948	77,527
Operating leases—facilities	1,818	3,477	3,452	3,479	3,758	7,822	23,806
Operating leases—equipment	1,180	1,858	1,555	613	—	—	5,206
Capital lease	83	—	—	—	—	—	83
Other long-term obligations	800	800	800	800	800	7,003	11,003

Total contractual obligations	$15,419	$24,618	$24,909	$23,973	$24,729	$159,389	$273,037

¹	Services agreements include required minimum payments in accordance with a technology services agreement with CME (see Note 19). The CME Agreement has a ten-year term from the launch date with rolling three-year extensions. Either party may elect to terminate the CME Agreement between the fifth and the sixth year anniversary of the first launch date upon written notice and payment of a termination fee. As a result, the Company’s current minimum obligation under the CME Agreement is for payments in years one through five. As such, the Contractual Obligation table above sets forth the Company’s minimum obligation for years one through five, including the related termination fee in the event the Company elects to terminate the CME Agreement. In addition, the services agreements category includes employment agreements as filed with the SEC.

The Company occupies premises under leases, including a land lease, with various lessors that expire in 2006 through 2069. For each of the three months ended June 30, 2006 and 2005, rental expense for facilities and the land lease amounted to $0.8 million. For the six months ended June 30, 2006 and 2005, rental expense for facilities and the land lease amounted to $3.4 million and $1.6 million, respectively. Included in the six months ended June 30, 2006 amount is the $1.8 million lease termination charge the Company incurred during the first quarter (see Note 15).

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

The Company leases space to tenants in its headquarters facility and records the associated rental income in other revenue on the condensed consolidated statements of income. For the three months ended June 30, 2006 and 2005, rental income amounted to $2.1 million and $2.0 million, respectively. For the six months ended June 30, 2006 and 2005, rental income amounted to $4.2 million and $4.0 million, respectively. Future minimum rental income for the years 2006 through 2010 and thereafter is as follows:

(in thousands)

2006	$4,047
2007	7,521
2008	5,640
2009	4,764
2010	4,484
Thereafter	10,778

Total	$37,234

In accordance with the DME shareholders agreement, the Company will be required to contribute capital to the joint venture in an aggregate amount of $9.8 million over a five-year period, contingent upon the DME’s achievement of certain agreed upon performance targets. At June 30, 2006, the Company had contributed a total of $5.0 million.

Financial guarantees

The Company adopted FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (“FIN No. 45”), effective January 1, 2003. The Company has certain guarantee arrangements in its clearing process as well as other financial guarantees discussed below:

Included in marketable securities are investments that are pledged as collateral with one of the Company’s investment managers relating to a membership seat financing program. Under this program, the investment manager extends credit to individuals purchasing NYMEX Division memberships. The program requires that the Company pledge assets to the investment manager in an amount equal to at least 118% of the loan value. In the event a member defaults on a loan, the investment manager has the right to seize the Company’s collateral for the amount of the default, and the Company has the right to liquidate the member’s interest in NYMEX Division to reimburse its loss of collateral. At June 30, 2006, there were total seat loan balances of $8.2 million and securities pledged against the seat loan balances of $9.7 million.

The Company serves a clearinghouse function, standing as a financial intermediary on every open futures and options transaction cleared. Through its clearinghouse, the Company maintains a system of guarantees for performance of obligations owed to buyers and sellers. This system of guarantees is supported by several mechanisms, including margin deposits and guaranty funds posted by clearing members with the Company’s clearinghouse. The amount of margin deposits on hand will fluctuate over time as a result of, among other things, the extent of open positions held at any point in time by market participants in NYMEX Division and COMEX Division

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

contracts and the margin rates then in effect for such contracts. The Company is required, under the Commodity Exchange Act, to maintain separate accounts for cash and securities that are deposited by clearing members, at banks approved by the Company, as margin for house and customer accounts. These clearing deposits are used by members to meet their obligations to the Company for margin requirements on open futures and options positions, as well as delivery obligations.

During 2004, the Company established additional retail customer protection supported by a commitment of at least $10 million available at all times to promptly reimburse retail customers in the event that their clearing member defaults as a result of a default by another customer where margin funds from the retail customer’s account are used to address the default. Retail customers are defined as those that do not otherwise qualify as “eligible contract participants” under the requirements of the Commodity Exchange Act, and are not floor traders or floor brokers on the Exchange or family members of an Exchange floor trader or floor broker who maintains an account at the same clearing firm.

There were no events of default during the three and six months ended June 30, 2006, in any of the above arrangements, in which a liability should be recognized in accordance with FIN No. 45.

Legal proceedings

Set forth below is a description of material litigation to which the Company is a party, as of June 30, 2006. Although there can be no assurance as to the ultimate outcome, the Company believes it has a meritorious defense and is vigorously defending the matter described below. The final outcome of any litigation, however, cannot be predicted with certainty, and an adverse resolution of this matter could have a material adverse effect on the Company’s consolidated results of operations, financial position or cash flows.

The Company has been named as a defendant in the following legal action:

New York Mercantile Exchange, Inc. v. IntercontinentalExchange, Inc. On November 20, 2002, NYMEX Exchange commenced an action in United States District Court for the Southern District of New York against IntercontinentalExchange, Inc. (“ICE”). The amended complaint alleges claims for: (a) copyright infringement by ICE arising out of ICE’s uses of certain NYMEX Exchange settlement prices; (b) service mark infringement by reason of use by ICE of the service marks NYMEX and NEW YORK MERCANTILE EXCHANGE; (c) violation of trademark anti-dilution statutes; and (d) interference with contractual relationships. On January 6, 2003, ICE served an Answer and Counterclaims, in which ICE alleges five counterclaims against NYMEX Exchange as follows: (1) a claim for purported violation of Section 2 of the Sherman Act, 15 U.S.C. § 2, for NYMEX Exchange’s allegedly trying to maintain a monopoly in the execution of the North America energy futures and expand the alleged monopoly into the execution and clearing of North American OTC energy contracts by attempting to deny ICE access to NYMEX Exchange settlement prices; (2) a claim for purported violation of Section 1 of the Sherman Act by conspiring with certain of its members to restrain trade by attempting to deny ICE access to NYMEX Exchange settlement prices; (3) a claim for alleged violation of Section 2 of the Sherman Act by NYMEX Exchange purportedly denying ICE access to NYMEX Exchange’s settlement prices which are allegedly an “essential facility”; (4) a claim for purported violation of Section 1 of the

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

Sherman Act and Section 3 of the Clayton Act by NYMEX Exchange allegedly tying execution services for North American energy futures and options to clearing services; and (5) a claim for purported violation of the Lanham Act through false advertising with respect to certain services offered by NYMEX Exchange and services offered by ICE. The counterclaims request damages and trebled damages in amounts not specified yet by ICE in addition to injunctive and declaratory relief.

On August 11, 2003, the Court issued an opinion dismissing certain counterclaims and one affirmative defense, with leave to replead. On or about August 28, 2003, NYMEX Exchange was served with ICE’s First Amended Counterclaims in which ICE made four counterclaims against NYMEX Exchange principally alleging violations of U.S. antitrust laws, including claims regarding monopoly leveraging.

By Order and Opinion dated June 30, 2004, the Court granted NYMEX Exchange’s motion and dismissed all of the antitrust counterclaims asserted against NYMEX Exchange. ICE did not appeal this decision.

By Order and Opinion dated September 29, 2005, the Court (1) granted ICE’s motion for summary judgment to the extent of dismissing NYMEX Exchange’s federal claims for copyright and trademark infringement and dismissing without prejudice (by declining to exercise supplemental jurisdiction), NYMEX Exchange’s state law claims for violation of trademark anti-dilution statutes and interference with contractual relationships, and (2) denied NYMEX Exchange’s cross-motion for partial summary judgment on copyright infringement and tortious interference with contract. On October 13, 2005, NYMEX Exchange filed a notice of appeal with the United States Court of Appeals for the Second Circuit. NYMEX Exchange filed its appeal brief on January 24, 2006. The appeal has been fully briefed. Oral argument has been scheduled for November 16, 2006. This case is ongoing.

19. Technology services agreement

On April 6, 2006, NYMEX Exchange entered into a definitive technology services agreement (the “CME Agreement”) with Chicago Mercantile Exchange Inc. (“CME”), a wholly-owned subsidiary of Chicago Mercantile Exchange Holdings Inc.

Pursuant to the CME Agreement, CME will be the primary electronic trading service provider for NYMEX Exchange’s energy futures and options contracts. Initial trading of NYMEX Exchange energy products on the CME Globex™ electronic trading platform began in the second quarter of 2006, and included side-by-side trading of NYMEX Exchange full-sized cash-settled and NYMEX Exchange miNY™ energy futures contracts for crude oil, natural gas, heating oil and gasoline with NYMEX Exchange’s floor-based products during open outcry trading hours as well as trading when the NYMEX Exchange trading floor is closed. In August 2006, after-hours energy, platinum and palladium physically delivered futures contracts that were traded on NYMEX ACCESS® migrated onto CME Globex™ electronic trading platform. In addition, the Company anticipates, in the third quarter of 2006, that the full suite of physically delivered NYMEX energy, platinum and palladium futures contracts will begin side-by-side trading on the CME Globex™ electronic trading platform during open outcry trading hours. Also under the terms of the CME Agreement,

NYMEX Holdings, Inc. and subsidiaries

Notes to the unaudited consolidated financial statements — (continued)

the CME Globex™ electronic trading platform will be the primary electronic trading platform for COMEX Division metals products currently traded electronically on NYMEX ACCESS®, with an anticipated launch in the fourth quarter of 2006.

The CME Agreement has a ten-year term from the launch date with rolling three-year extensions unless, among other reasons, (i) either party elects not to renew the CME Agreement upon written notice prior to the beginning of the applicable renewal term, or (ii) either party elects to terminate the CME Agreement between the fifth and the sixth year anniversary of the first launch date upon written notice and payment of a termination fee. Pursuant to the CME Agreement, NYMEX Exchange will pay to CME a minimum annual payment or per trade fees based on average daily volume, whichever is greater.

20. Subsequent events

On July 6, 2006, the board of directors of the Company voted to declare and distribute a cash dividend of $5 million to stockholders of record as of July 20, 2006.

On July 17, 2006, NYMEX Holdings filed a registration statement on Form S–1 (the “Registration Statement”) and a preliminary proxy statement (the “Proxy”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the IPO of its common stock. In addition to the shares of common stock to be sold in the offering by NYMEX Holdings, additional shares may be included by existing stockholders who will be afforded the opportunity to sell in the offering. The timing of the IPO is dependent upon several factors, including market conditions, regulatory review and approval, as well as NYMEX Holdings stockholder approval. As a result, both the Registration Statement and the Proxy will be amended in the future.

On August 2, 2006, the board of directors of the Company and the COMEX Governors Committee reached an agreement in principle regarding COMEX Division member rights.

6,484,800 shares

Common stock

Prospectus

                         , 2006

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses payable by us in connection with the sale of the common stock being registered. All amounts, other than the SEC registration fee and the NASD filing fee, are estimates.

SEC registration fee	$32,959.00
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous fees and expenses	*

Total	$32,959.00

*	To be filed by amendment.

Item 14. Indemnification of directors and officers

Section 145 of Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

As permitted by Delaware corporation law, our certificate of incorporation provides that our directors will not be personally liable to NYMEX Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to NYMEX Holdings or its stockholders;

•	for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided by Delaware corporation law; or

•	for any transaction from which the director derived an improper personal benefit.

As described in “Risk factors—Our governing documents provide for the protection and support of open outcry trading by granting certain voting and economic rights to the owners of the Class A memberships, Who May Have Interests that Differ from or May Conflict with Those of Our Stockholders”, neither the board of directors nor our stockholders has any ability to change, or any responsibility or liability with respect to the trading rights protections afforded to the owners of Class A memberships (who are not required to be stockholders, but must be owners of Class A membership in NYMEX Exchange). Further, our directors shall not be liable to us or our stockholders by reason of the acts or omissions of the owners of the Class A memberships.

The inclusion of this provision in our certificate of incorporation does not eliminate the directors’ fiduciary duty, other than with respect to the trading rights protections, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law.

Item 15. Recent sales of unregistered securities

The 8,160,000 shares of Series A Preferred Stock that were issued and sold to General Atlantic for $160 million in cash pursuant to the GA Agreement were not registered under the Securities Act of 1933, as amended (the “Securities Act”). The shares were issued in reliance on exemptions from registration under Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder, and in reliance on General Atlantic’s representations in the GA Agreement that, among other things, each of the General Atlantic purchasers is an “accredited investor” within the meaning of Rule 501 of Regulation D. Appropriate restrictive legends were affixed to the certificates representing the shares of the Series A Preferred Stock and will be affixed to the shares of common stock issuable upon conversion of the Series A Preferred Stock.

Item 16. Exhibits and financial statement schedules

(a) Exhibits

Exhibit index

Exhibit number	Description

3.1	Existing Certificate of Incorporation of NYMEX Holdings, Inc. (incorporated herein by reference to Exhibit 3.1 of Current Report on Form 8-K, dated March 17, 2006).

3.1.1	Form of Amended and Restated Certificate of Incorporation of NYMEX Holdings, Inc. (incorporated herein by reference to Exhibit 3.1 of Form S-1 (file no. 333-135800)).

3.1.2	Form of COMEX Transaction Amendment (incorporated herein by reference to Exhibits B and C to Exhibit 10.1 of Current Report on Form 8-K, dated September 26, 2006).

3.2	Existing By-laws of NYMEX Holdings, Inc. (incorporated herein by reference to Exhibit 3.2 of Current Report on Form 8-K, dated March 17, 2006).

3.2.1	Form of Amended and Restated By-laws of NYMEX Holdings, Inc. (incorporated herein by reference to Exhibit 3.2 of Form S-1 (file no. 333-135800)).

3.3	Amended and Restated Certification of Incorporation of New York Mercantile Exchange, Inc. (incorporated herein by reference to Exhibit 3.3 of Current Report on Form 8-K, dated March 17, 2006).

3.4	Bylaws of New York Mercantile Exchange, Inc. (incorporated herein by reference to Exhibit 3.4 of Current Report on Form 8-K, dated March 17, 2006).

3.5	Form of Amended and Restated COMEX By-laws (incorporated herein by reference to Exhibit E to Exhibit 10.1 of Current Report on Form 8-K, dated September 26, 2006).

4.1	Form of Common Stock certificate for NYMEX Holdings, Inc. (incorporated herein by reference to Exhibit 4.1 of Form S-1 (file no. 333-135800)).

4.2	Note Purchase Agreement among NYMEX and each of Purchasers listed in Schedule A attached thereto, dated October 15, 1996 (incorporated herein by reference to Exhibit 10.5 of Form S-4 (file no. 333-30332)).

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.**

10.1	Ground Lease between Battery Park City Authority and NYMEX dated May 18, 1995 (incorporated herein by reference to Exhibit 10.3 of Form S-4 (file no. 333-30332)).

10.2	Funding Agreement among New York State Urban Development Corporation, New York City Economic Development Corporation, Battery Park City Authority and NYMEX dated May 18, 1995 (incorporated herein by reference to Exhibit 10.4 of Form S-4 (file no. 333-30332)).

10.3	NYMEX Holdings, Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 10.5 of Form 10-K for the fiscal year ended December 31, 2000).

10.4	Network License Order Form between Oracle Corporation and NYMEX, accompanying Payment Plan Agreement and Payment Schedule between Oracle Credit Corporation and NYMEX (incorporated herein by reference to Exhibit 10.6 of Form S-4 (file no. 333-30332)).

10.5	Network License Order Form between Oracle Corporation and NYMEX, accompanying Payment Schedule between Oracle Credit Corporation and NYMEX and Amendment I to the Network License Order Form (incorporated herein by reference to Exhibit 10.7 of Form S-4 (file no. 333-30332)).

Exhibit number	Description

10.6	Network License Order Form between Oracle Corporation and NYMEX and accompanying Payment Schedule between Oracle Credit Corporation and NYMEX (incorporated herein by reference to Exhibit 10.8 of Form S-4 (file no. 333-30332)).

10.6.1	Software License and Services Agreement between Oracle Corporation and NYMEX effective January 6, 1995 (incorporated herein by reference to Exhibit 10.8.1 of Form S-4 (file no. 333-30332)).

10.7	Smartnet Agreement between Cisco Systems, Inc. and NYMEX dated May 21, 1996 (incorporated herein by reference to Exhibit 10.9 of Form S-4 (file no. 333-30332)).

10.8	Network Supported Account Agreement between Cisco Systems, Inc. and NYMEX dated May 21, 1996 (incorporated herein by reference to Exhibit 10.10 of Form S-4 (file no. 333-30332)).

10.9	COMEX Members’ Recognition and Retention Plan (incorporated herein by reference to Exhibit 10.11 of Form 10-K for the fiscal year ended December 31, 2000).

10.10	Employment agreement between NYMEX Holdings, New York Mercantile Exchange, Inc. and Samuel H. Gaer (incorporated herein by reference to Exhibit 10.14 of Form 10-Q for the quarter ending March 31, 2003 (file no. 333-30332)).

10.10.1	First Amendment to the Employment Agreement between NYMEX Holdings, Inc., New York Mercantile Exchange, Inc. and Samuel H. Gaer (incorporated herein by reference to Exhibit 10.1 of Current Report on Form 8-K, dated March 7, 2006).

10.10.2	Employment agreement between NYMEX Holdings, Inc., New York Mercantile Exchange, Inc. and Madeline Boyd (incorporated herein by reference to Exhibit 10.1 of Form 10-Q for the quarter ending March 31, 2004).

10.10.3	Employment agreement between NYMEX Holdings, Inc., New York Mercantile Exchange, Inc. and Sean Keating (incorporated herein by reference to Exhibit 10.1 of Form 10-Q for the quarter ending June 30, 2004).

10.10.4	Employment agreement between NYMEX Holdings, Inc., New York Mercantile Exchange, Inc. and James E. Newsome (incorporated herein by reference to Exhibit 10.1 of Form 10-Q for the quarter ending September 30, 2004).

10.10.5

Consulting agreement between NYMEX Holdings, New York Mercantile Exchange, Inc. and Jerome Bailey (incorporated herein by reference to Exhibit 10.1 of Current Report on Form 8-K, dated October 27, 2006).

10.10.6	Employment agreement between NYMEX Holdings, New York Mercantile Exchange, Inc. and Christopher Bowen (incorporated herein by reference to Exhibit 10.1 of Current Report on Form 8-K, dated April 11, 2006).

10.11	Stock Purchase Agreement by and among NYMEX Holdings, Inc. and General Atlantic Partners 82, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (incorporated herein by reference to Exhibit 10.1 of Current Report on Form 8-K, dated November 18, 2005).

10.11.1	Amendment No. 1 to Stock Purchase Agreement by and among NYMEX Holdings, Inc. and General Atlantic Partners 82, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (incorporated herein by reference to Exhibit 10.1 of Current Report on Form 8-K, dated February 15, 2006 (file no. 333-30332)).

Exhibit number	Description

10.11.2	Investor Rights Agreement by and among NYMEX Holdings, Inc. and General Atlantic Partners 82, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG (incorporated herein by reference to Exhibit 10.1 of Current Report on Form 8-K, dated March 17, 2006.)

10.11.3	Registration Rights Agreement by and among NYMEX Holdings, Inc. and General Atlantic Partners 82, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG (incorporated herein by reference to Exhibit 10.2 of Current Report on Form 8-K, dated March 17, 2006.)

10.12	Definitive Technology Services Agreement by and between New York Mercantile Exchange, Inc. and Chicago Mercantile Exchange Inc. (“CME”), a wholly owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (incorporated herein by reference to Exhibit 10.12 of Form S-1 (file no. 333-135800).†

10.13	Agreement and Plan of Merger by and among New York Mercantile Exchange, COMEX Acquisition Corp. and Commodity Exchange, Inc., dated January 28, 1994 (incorporated herein by reference to Exhibit 10.13 of Form S-1 (file no. 333-135800)).

10.13.1	Amendment No. 1 to the Agreement and Plan of Merger by and among New York Mercantile Exchange, COMEX Acquisition Corp. and Commodity Exchange, Inc., dated March 25, 1994 (incorporated herein by reference to Exhibit 10.13.1 of Form S-1 (file no. 333-135800)).

10.14	Form of NYMEX Holdings, Inc. 2006 Omnibus Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.14 of Form S-1 (file no. 333-135800)).

10.15	COMEX Transaction Agreement, by and among NYMEX Holdings, the NYMEX Division, the COMEX Division and the Governors Committee of the COMEX Division (incorporated herein by reference to Exhibit 10.1 of Current Report on Form 8-K filed on September 26, 2006).

14.1	Code of Ethics for principal executive officer and senior financial officers (incorporated herein by reference to Exhibit 14 of Form 10-K for the fiscal year ended December 31, 2003).

21.1	Subsidiaries of NYMEX Holdings, Inc. (incorporated herein by reference to Exhibit 21.1 of Form S-4 (file no. 333-30332)).

23.1	Consent of KPMG LLP.

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).**

24.1	Powers of Attorney (included in signature page).

*	Previously filed.

**	To be filed with a subsequent amendment to this registration statement.

†	Portions of this exhibit have been omitted and were filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 406 of the Securities Act.

(b) Financial Statement Schedules

All schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 2, 2006.

NYMEX Holdings, Inc.

By:	/s/ Richard Schaeffer
	Name:	Richard Schaeffer
	Title:	Director and Chairman

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on November 2, 2006 in the capacities indicated.

Signature	Title

* Richard Schaeffer	Director and Chairman

* Robert Halper	Director and Vice Chairman

* James Newsome	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ Kenneth Shifrin Kenneth Shifrin	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

* Stephen Ardizzone	Director

* Neil Citrone	Director

* Melvyn Falis	Director

* William Ford	Director

* Anthony George Gero	Director

* Thomas Gordon	Director

Signature	Title

* Harvey Gralla	Director

* David Greenberg	Director

* Daniel Rappaport	Director

* Frank Siciliano	Director and Treasurer

* Robert Steele	Director

* Dennis Suskind	Director

*By:	/s/ Richard D. Kerschner
Richard D. Kerschner Attorney-in-fact

Exhibit index

Exhibit number	Description

3.1	Existing Certificate of Incorporation of NYMEX Holdings, Inc. (incorporated herein by reference to Exhibit 3.1 of Current Report on Form 8-K, dated March 17, 2006).

3.1.1	Form of Amended and Restated Certificate of Incorporation of NYMEX Holdings, Inc. (incorporated herein by reference to Exhibit 3.1 of Form S-1 (file no. 333-135800)).

3.1.2	Form of COMEX Transaction Amendment (incorporated herein by reference to Exhibits B and C to Exhibit 10.1 of Current Report on Form 8-K, dated September 26, 2006).

3.2	Existing By-laws of NYMEX Holdings, Inc. (incorporated herein by reference to Exhibit 3.2 of Current Report on Form 8-K, dated March 17, 2006).

3.2.1	Form of Amended and Restated By-laws of NYMEX Holdings, Inc. (incorporated herein by reference to Exhibit 3.2 of Form S-1 (file no. 333-135800)).

3.3	Amended and Restated Certification of Incorporation of New York Mercantile Exchange, Inc. (incorporated herein by reference to Exhibit 3.3 of Current Report on Form 8-K, dated March 17, 2006).

3.4	Bylaws of New York Mercantile Exchange, Inc. (incorporated herein by reference to Exhibit 3.4 of Current Report on Form 8-K, dated March 17, 2006).

3.5	Form of Amended and Restated COMEX By-laws (incorporated herein by reference to Exhibit E to Exhibit 10.1 of Current Report on Form 8-K, dated September 26, 2006).

4.1	Form of Common Stock certificate for NYMEX Holdings, Inc. (incorporated herein by reference to Exhibit 4.1 of Form S-1 (file no. 333-135800)).

4.2	Note Purchase Agreement among NYMEX and each of Purchasers listed in Schedule A attached thereto, dated October 15, 1996 (incorporated herein by reference to Exhibit 10.5 of Form S-4 (file no. 333-30332)).

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.**

10.1	Ground Lease between Battery Park City Authority and NYMEX dated May 18, 1995 (incorporated herein by reference to Exhibit 10.3 of Form S-4 (file no. 333-30332)).

10.2	Funding Agreement among New York State Urban Development Corporation, New York City Economic Development Corporation, Battery Park City Authority and NYMEX dated May 18, 1995 (incorporated herein by reference to Exhibit 10.4 of Form S-4 (file no. 333-30332)).

10.3	NYMEX Holdings, Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 10.5 of Form 10-K for the fiscal year ended December 31, 2000).

10.4	Network License Order Form between Oracle Corporation and NYMEX, accompanying Payment Plan Agreement and Payment Schedule between Oracle Credit Corporation and NYMEX (incorporated herein by reference to Exhibit 10.6 of Form S-4 (file no. 333-30332)).

10.5	Network License Order Form between Oracle Corporation and NYMEX, accompanying Payment Schedule between Oracle Credit Corporation and NYMEX and Amendment I to the Network License Order Form (incorporated herein by reference to Exhibit 10.7 of Form S-4 (file no. 333-30332)).

10.6	Network License Order Form between Oracle Corporation and NYMEX and accompanying Payment Schedule between Oracle Credit Corporation and NYMEX (incorporated herein by reference to Exhibit 10.8 of Form S-4 (file no. 333-30332)).

Exhibit number	Description

10.6.1	Software License and Services Agreement between Oracle Corporation and NYMEX effective January 6, 1995 (incorporated herein by reference to Exhibit 10.8.1 of Form S-4 (file no. 333-30332)).

10.7	Smartnet Agreement between Cisco Systems, Inc. and NYMEX dated May 21, 1996 (incorporated herein by reference to Exhibit 10.9 of Form S-4 (file no. 333-30332)).

10.8	Network Supported Account Agreement between Cisco Systems, Inc. and NYMEX dated May 21, 1996 (incorporated herein by reference to Exhibit 10.10 of Form S-4 (file no. 333-30332)).

10.9	COMEX Members’ Recognition and Retention Plan (incorporated herein by reference to Exhibit 10.11 of Form 10-K for the fiscal year ended December 31, 2000).

10.10	Employment agreement between NYMEX Holdings, New York Mercantile Exchange, Inc. and Samuel H. Gaer (incorporated herein by reference to Exhibit 10.14 of Form 10-Q for the quarter ending March 31, 2003 (file no. 333-30332)).

10.10.1	First Amendment to the Employment Agreement between NYMEX Holdings, Inc., New York Mercantile Exchange, Inc. and Samuel H. Gaer (incorporated herein by reference to Exhibit 10.1 of Current Report on Form 8-K, dated March 7, 2006).

10.10.2	Employment agreement between NYMEX Holdings, Inc., New York Mercantile Exchange, Inc. and Madeline Boyd (incorporated herein by reference to Exhibit 10.1 of Form 10-Q for the quarter ending March 31, 2004).

10.10.3	Employment agreement between NYMEX Holdings, Inc., New York Mercantile Exchange, Inc. and Sean Keating (incorporated herein by reference to Exhibit 10.1 of Form 10-Q for the quarter ending June 30, 2004).

10.10.4	Employment agreement between NYMEX Holdings, Inc., New York Mercantile Exchange, Inc. and James E. Newsome (incorporated herein by reference to Exhibit 10.1 of Form 10-Q for the quarter ending September 30, 2004).

10.10.5

Consulting agreement between NYMEX Holdings, New York Mercantile Exchange, Inc. and Jerome Bailey (incorporated herein by reference to Exhibit 10.1 of Current Report on Form 8-K, dated October 27, 2006).

10.10.6	Employment agreement between NYMEX Holdings, New York Mercantile Exchange, Inc. and Christopher Bowen (incorporated herein by reference to Exhibit 10.1 of Current Report on Form 8-K, dated April 11, 2006).

10.11	Stock Purchase Agreement by and among NYMEX Holdings, Inc. and General Atlantic Partners 82, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (incorporated herein by reference to Exhibit 10.1 of Current Report on Form 8-K, dated November 18, 2005).

10.11.1	Amendment No. 1 to Stock Purchase Agreement by and among NYMEX Holdings, Inc. and General Atlantic Partners 82, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (incorporated herein by reference to Exhibit 10.1 of Current Report on Form 8-K, dated February 15, 2006 (file no. 333-30332)).

Exhibit number	Description

10.11.2	Investor Rights Agreement by and among NYMEX Holdings, Inc. and General Atlantic Partners 82, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG (incorporated herein by reference to Exhibit 10.1 of Current Report on Form 8-K, dated March 17, 2006.)

10.11.3	Registration Rights Agreement by and among NYMEX Holdings, Inc. and General Atlantic Partners 82, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG (incorporated herein by reference to Exhibit 10.2 of Current Report on Form 8-K, dated March 17, 2006.)

10.12	Definitive Technology Services Agreement by and between New York Mercantile Exchange, Inc. and Chicago Mercantile Exchange Inc. (“CME”), a wholly owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (incorporated herein by reference to Exhibit 10.2 of Form S-1 (file no. 333-135800).†

10.13	Agreement and Plan of Merger by and among New York Mercantile Exchange, COMEX Acquisition Corp. and Commodity Exchange, Inc., dated January 28, 1994 (incorporated herein by reference to Exhibit 10.13 of Form S-1 (file no. 333-135800)).

10.13.1	Amendment No. 1 to the Agreement and Plan of Merger by and among New York Mercantile Exchange, COMEX Acquisition Corp. and Commodity Exchange, Inc., dated March 25, 1994 (incorporated herein by reference to Exhibit 10.13.1 of Form S-1 (file no. 333-135800)).

10.14	Form of NYMEX Holdings, Inc. 2006 Omnibus Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.14 of Form S-1 (file no. 333-135800)).

10.15	COMEX Transaction Agreement, by and among NYMEX Holdings, the NYMEX Division, the COMEX Division and the Governors Committee of the COMEX Division (incorporated herein by reference to Exhibit 10.1 of Current Report on Form 8-K filed on September 26, 2006).

14.1	Code of Ethics for principal executive officer and senior financial officers (incorporated herein by reference to Exhibit 14 of Form 10-K for the fiscal year ended December 31, 2003).

21.1	Subsidiaries of NYMEX Holdings, Inc. (incorporated herein by reference to Exhibit 21.1 of Form S-4 (file no. 333-30332)).

23.1	Consent of KPMG LLP.

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).**

24.1	Powers of Attorney (included in signature page).

*	Previously filed.

**	To be filed with a subsequent amendment to this registration statement.

†	Portions of this exhibit have been omitted and were filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 406 of the Securities Act.